4.30

08003918

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Atacama Minerals Corp.

*CURRENT ADDRESS 2101 - 885 West Georgia Street
Vancouver, B.C.
Canada V6C 3E8

**FORMER NAME

**NEW ADDRESS

PROCESSED
JUL 23 2008
THOMSON REUTERS

FILE NO. 82- 03496 FISCAL YEAR

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☐
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☒
DEF 14A (PROXY)	☐		

OICF/BY: MAC

DAT : 7/21/08

Annex A(1)

The following is material information required to be (i) made public pursuant to Canadian law, (ii) filed with the TSXV (and is made public by such exchange) or (iii) distributed to holders of the Company's securities.

Comparative Annual Financial Statements, Auditor's Report and Annual MD&A

- Required by when: within 120 days following the end of the Company's fiscal year.
- Required by whom: securities commissions (or regulators) of Alberta and British Columbia, provinces of Canada, and the TSXV (collectively, "Securities Commissions").

Interim Financial Statements and Interim MD&A

- Required by when: within 60 days following the end of the interim period.
- Required by whom: Securities Commissions.

Changes in Corporate Structure: (i.e., due to certain amalgamations, arrangements, mergers, winding-ups, reverse take-overs, or reorganizations)

- Required by when: as soon as practicable, and in any event not later than the deadline for the first filing required following the transaction.
- Required by whom: Securities Commissions.

Appointment, Termination or Resignation of Auditor

- Required by when: within 30 days after the appointment, termination or resignation of the auditor (subject to certain exceptions).
- Required by whom: Securities Commissions.

Material Change Reports and News Releases

- Required by when: news releases in respect of material changes must be issued and filed immediately; a Form 51-102F3 Material Change Report must be filed as soon as practicable thereafter, and in any event within ten days of the date on which a material change occurs (subject to certain exceptions).
- Required by whom: Securities Commissions.

Business Acquisition Report

- Required by when: within 75 days after the date of a significant acquisition (subject to certain exceptions).

- Required by whom: Securities Commissions.

Proxy Solicitation and Information Circulars

- Required by when: must be sent to eligible registered holders of voting securities concurrently or before the reporting issuer gives notice of a meeting of registered holders of voting securities; must be promptly filed thereafter (subject to certain exceptions).

- Required by whom: Securities Commissions.

Disclosure Material Sent to Security Holders

- Required by when: must be filed on the date on which the material is sent to security holders, or as soon as practicable thereafter.

- Required by whom: Securities Commissions.

Change of Status Report

- Required by when: promptly after the reporting issuer becomes a venture issuer or ceases to be a venture issuer.

- Required by whom: Securities Commissions.

Documents Relating to Rights of Security Holders: (i.e., articles of incorporation, amalgamation, continuation or any other constating or establishing documents of the issuer, bylaws, certain security holder or voting trust agreements, security holder rights plans, material contracts)

- Required by when: no later than the time the reporting issuer files a material change report if the document constitutes a material change, and no later than the time the reporting issuer's next Annual Information Form is filed if the document was made or adopted since the date of the issuer's most recent Annual Information Form.

- Required by whom: Securities Commissions.

RECEIVED
2008 APR 30 P 3:23
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Annex A(2)

The following is a list of the material information made public, filed or distributed by the Company since January 1, 2007 (the beginning of its last fiscal year). The documents are listed in reverse chronological order. In addition, attached is a copy of each of the documents listed below.

- Notice of the meeting and record date, filed April 4, 2008
- News release, filed January 31, 2008
- Certificate of qualified person (NI 43-101), filed January 29, 2008
- Technical report (NI 43-101), filed January 29, 2008
- News release, filed December 20, 2007
- New release, filed December 4, 2007
- Interim financial statements for the nine month period ended September 30, 2007, filed November 28, 2007
- Third quarter report for the nine month period ended September 30, 2007, filed November 28, 2007
- Form 52-109F2 – Certification of Interim Filings – CEO, filed November 28, 2007
- Form 52-109F2 – Certification of Interim Filings – CFO, filed November 28, 2007
- Management's discussion and analysis for the nine months ended September 30, 2007, filed November 28, 2007
- News release, filed October 11, 2007
- Articles of Amendment, filed September, 28, 2007
- Security holders documents – Articles of Amendment, filed September 28, 2007
- News release, filed August 30, 2007
- Form 52-109F2 – Certification of Interim Filings – CEO, filed August 27, 2007
- Form 52-109F2 – Certification of Interim Filings – CFO, filed August 27, 2007

- Management's discussions and analysis for the six months ended June 30, 2007, filed August 27, 2007

- Interim financial statements for the six months ended June 30, 2007, filed August 27, 2007

- Report to Shareholders for the period ended June 30, 2007, filed August 27, 2007

- Alternative monthly report under NI 62-103 for the period ending July 31, 2007, filed August 9, 2007

- News release, filed June 20, 2007

- Interim financial statements – for the period ended March 31, 2007, filed May 29, 2007

- Report to Shareholders for the period ended March 31, 2007, filed May 29, 2007

- Form 52-109F2 – Certification of Interim Filings – CEO, filed May 29, 2007

- Form 52-109F2 – Certification of Interim Filings – CFO, filed May 29, 2007

- Management's discussion and analysis for the period ending March 31, 2007, filed May 29, 2007

- Form of proxy, filed May 7, 2007

- Management information circular, filed May 7, 2007

- Notice of meeting, filed May 7, 2007

- Request for printed copies of Annual and Interim Financial Statements and MD&A, filed May 7, 2007

- Audited annual financial statements for the years ended December 31, 2006 and 2005, filed April 30, 2007

- Annual report to Shareholders for the year ended December 31, 2006, filed April 30, 2007

- Form 52-109F1 – Certification of Annual Filings – CEO, filed April 30, 2007

- Form 52-109F1 – Certification of Annual Filings – CFO, filed April 30, 2007

- Annual report for the year ended December 31, 2006, filed April 30, 2007
- Management's discussion and analysis for the years ended December 31, 2006 and 2005, filed April 30. 2007
- News release, filed April 19, 2007
- Notice of the meeting and record date, filed March 29, 2007
- News release, filed February 20, 2007
- Qualification certificate(s), filed February 9, 2007
- Technical report(s), filed February 9, 2007

Computershare
510 Burrard St, 3rd Floor
Vancouver BC, V6C 3B9
www.computershare.com

Date: 04/04/2008

To: All Canadian Securities Regulatory Authorities

Subject: ATACAMA MINERALS CORP

Dear Sirs:

We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type :	Annual General Meeting
Record Date for Notice of Meeting :	02/05/2008
Record Date for Voting (if applicable) :	02/05/2008
Meeting Date :	06/06/2008
Meeting Location (if available) :	Atacama Minerals Corp. Suite 2101-885 W. Georgia St. Vancouver, BC V6C 3E8

Voting Security Details:

Description	CUSIP Number	ISIN
COMMON	045921103	CA0459211037

Sincerely,

Computershare Trust Company of Canada /
Computershare Investor Services Inc.

Agent for ATACAMA MINERALS CORP

News release, filed January 31, 2008

ATACAMA MINERALS CORP.

2101 - 885 West Georgia Street, Vancouver, B.C. Canada V6C 3E8
Telephone: (604) 689-7842 • Facsimile: (604) 689-4250 • www.atacama.com

NEWS RELEASE

ATACAMA REPORTS SIGNIFICANT INCREASE IN RESOURCES AND RESERVES AT AGUAS BLANCAS MINE IN CHILE

January 30, 2008... Atacama Minerals Corp. ("Atacama" or the "Company") (TSX Venture: AAM) is pleased to announce that as a result of the on-going drill program at its Aguas Blancas Mine in northern Chile, the total Proven and Probable Reserve base has increased to a total of 37.7 million tonnes, an increase of approximately 13 million tonnes, or fifty three percent, from the previous estimates (see Company's news release of February 20, 2007). During this intervening period of time, approximately 6.1 million tonnes of ore has been extracted and processed. The overall Resource base has also increased as a result of continued step-out exploration drilling. Measured and Indicated Resources increased to a total of 51.3 million tonnes, an increase of approximately 24 million tonnes, or eighty six percent, from the previous estimate. The new estimates of Reserves and Resources are as follows:

Aguas Blancas Reserves and Resources
December, 2007

Reserves	**Tonnes (millions)**	**Iodine (I_2 in ppm)**	**Sulphate (SO_4 in %)**	**Nitrate (NO_3 in %)**
Proven	4.084	629	25.2	3.27
Probable	33.655	602	19.8	3.10
Total	37.739	605	20.4	3.12
Resources				
Measured	4.440	627	25.5	3.30
Indicated	46.836	535	18.7	3.21
Total	51.276	543	19.3	3.21
Inferred	50.641	430	18.1	3.65

The Measured and Indicated Resources are inclusive of the reported Proven and Probable Reserves, which represent those parts considered as being economically viable, according to CIM Definitions and Guidelines as required by National Instrument 43-101. Adam Wheeler and Bob Dowdell, independent consultants and Qualified Persons pursuant to NI 43-101, were commissioned to prepare a reserve and resource estimate (dated December, 2007) in accordance with NI 43-101 based on results of recent drilling and analytical results.

The resource estimate was based on an Iodine cut-off grade of 200 ppm which relates to a historical direct cash operating cost of approximately $3.70 per tonne of ore at an iodine price of $23 per kilogram and an overall future average recovery of 78% using the full agitated leach process to begin in April 2008. Gross revenue for the nine months ending September 30, 2007 was $6.27 per tonne with an overall recovery of approximately 50% and an average grade of 518 ppm using the heap leach process. (see Third Quarter Report Dated September 30, 2007 available on www.sedar.com or the Company's website www.atacama.com). The volumetric estimates were made from 3 dimensional block models utilizing commercial mine modeling software. The Measured and Indicated resources contain blocks estimated for iodine, sulphate, and nitrate in two domains of the Aguas Blancas area: 1) the Virgin Area, where no previous mining activity has taken place and 2) the Repasos Area, where previous selected mining of shallow nitrate has taken place. The blocks were classified as Measured (50 meter drill grid), Indicated

(100 meter drill grid) and Inferred (200 meter drill grid) based on the relative confidence from supporting data for each block. The Reserve estimation parameters were governed by estimated recoverable Iodine and economic estimates which are available in the Technical Report on the SEDAR website for Canadian public companies (www.sedar.com).

The Technical Report indicates that the deposit has not been totally drilled off, and that additional exploration drilling will most likely add to the geologic resource and subsequent reserves. Atacama is in the process of further drilling to extend the available resources outside of the currently delineated areas, as well as to upgrade and increase the amount of Measured and Indicated resources within the currently demarcated resource limits.

Atacama Minerals Corp. is an industrial minerals company producing Iodine from its 100% owned Aguas Blancas Mine in the Atacama Desert of northern Chile. The Aguas Blancas Mine has been in production since 2001 and is currently producing at an average rate of 90 tonnes of high purity Iodine per month. Expansion plans are currently underway to increase Iodine production to a rate of 125 tonnes per month through the conversion from heap leaching to mechanical agitated leach at the end of the first quarter of this year.

On behalf of the Board.

Edward F. Posey
President

For further information, please contact:
Sophia Shane, Corporate Development (604) 689-7842

Certificate of qualified person (NI 43-101), filed January 29, 2008

22 QUALIFIED PERSONS CERTIFICATES

CERTIFICATE OF AUTHOR

Adam Wheeler,
Mining Consultant,
Cambrose Farm,
Redruth,
Cornwall, TR16 4HT,
England.
Tel/Fax: (44) 1209-890733
E-mail: adamwheeler@btinternet.com

As the author of this report on the Aguas Blancas Property, I, A. Wheeler do hereby certify that:

1. I am an independent mining consultant, based at:
   Cambrose Farm,
   Redruth,
   Cornwall, TR16 4HT,
   England.

2. I hold the following academic qualifications:

B.Sc. (Mining)	Camborne School of Mines 1981
M.Sc. (Mining Engineering)	Queens's University (Canada) 1982

3. I am a registered Chartered Engineer (C. Eng and Eur. Ing) with the Engineering Council (UK). Reg. no. 371572.

4. I am a member in good standing of the Institute of Mining, Metallurgy and Materials (Member)

5. I have worked as a mining engineer in the minerals industry for over 24 years. I have experience with a wide variety of mineral deposits and reserve estimation techniques.

6. I am familiar with NI 43-101 and, by reason of education, experience and professional registration and I fulfil the requirements of a Qualified Person as defined in NI 43-101. My work experience includes 5 years as a mining engineer in an underground gold mine, 7 years as a mining engineer in the development and application of mining and geological software, and 13 years as an independent mining consultant, involved with evaluation and planning projects for both open pit and underground mines.

7. I am responsible for the preparation of the technical report titled "Technical Report on the Aguas Blancas Property, Chile" and dated December, 2007, relating to the Aguas Blancas Property. I visited the Aguas Blancas Site from November 22nd-25th, 2005, July 25th-27th, 2006 and Nov 26th- 30th, 2007.

8. I am not aware of any material fact, or change in reported information, in connection with the subject property, not reported or considered by me, the omission of which makes this report misleading.

9. I am independent of the parties involved in the transaction for which this report is required, other than providing consulting services.

10. I consent to the filing of the report with any Canadian stock exchange or securities regulatory authority, and any publication by them of the report.

Dated this 20th of December, 2007

A. Wheeler, C.Eng. (signed) A Wheeler

CERTIFICATE OF AUTHOR

Robert S Dowdell
Mining Consultant, School House, Carrallack Lane, St Just, Cornwall, TR19 7LZ, England.
Tel/Fax: (44) 1736 788 997
E-mail: bob@dowdell.co.uk

As an assistant to Adam Wheeler, who wrote the report on the Aguas Blancas Property, I, Bob Dowdell do hereby certify that:

11. I am an independent mining consultant, based at:

    School House, Carrallack Lane, St Just, Cornwall, TR19 7LZ, England.

12. I hold the following academic qualifications:

B.Sc. (Mining Engineering)	University of Newcastle upon Tyne 1965
Ph.D. (Rock Mechanics)	University of Newcastle upon Tyne 1968

13. I am a registered Chartered Engineer (C.Eng and Eur.Ing) with the Engineering Council (UK). Reg. no. 159780.

14. I am a member in good standing of the Institute of Materials, Minerals and Mining; and the Canadian Institute of Mining, Metallurgy and Petroleum.

15. I have worked as a mining engineer in the minerals industry for over 37 years. I have experience with a wide variety of mineral deposits and evaluation techniques.

16. I am familiar with NI 43-101 and, by reason of education, experience and professional registration and I fulfil the requirements of a Qualified Person as defined in NI 43-101. My work experience includes 19 years as a mining engineer at various mines in Canada and overseas with Cominco Ltd, 1 year with an international consulting firm, 2 years with Geevor tin mines, and 16 years as an independent mining consultant, involved with evaluation and planning for both open pit and underground mines. See www.dowdell.co.uk for details.

17. I am responsible for assisting in the preparation of the technical report titled "Technical Report on the Aguas Blancas Property, Chile" dated December, 2007, relating to the Aguas Blancas Property. I visited the Aguas Blancas Site from November 22nd-25th 2005, July 25th-27th 2006, 3rd April, 2007 and from 6th-9th November, 2007.

18. I am not aware of any material fact, or change in reported information, in connection with the subject property, not reported or considered by me, the omission of which makes this report misleading.

19. I am independent of the parties involved in the transaction for which this report is required, other than providing consulting services.

20. I consent to the filing of the report with any Canadian stock exchange or securities regulatory authority, and any publication by them of the report.

Dated this 20th of December, 2007

Dr R S Dowdell, C.Eng.

Technical report (NI 43-101), filed January 29, 2008

TECHNICAL REPORT ON THE AGUAS BLANCAS PROPERTY, CHILE

By

Adam Wheeler, C.Eng., Eur.Ing.
Consulting Mining Engineer

December 2007

Adam Wheeler,
Mining Consultant,
Cambrose Farm,
Redruth,
Cornwall, TR16 4HT,
England.
Tel/Fax: (44) 1209-890733
E-mail : adamwheeler@btinternet.com

Ref: AB/AJW/ABDEC07

TABLE OF CONTENTS

Page

LIST OF TABLES

LIST OF FIGURES

APPENDICES

1 SUMMARY

1.1 Introduction and Overview

Adam Wheeler was requested by Atacama Minerals Corp (Atacama) to provide an independent technical report on the Aguas Blancas Property (the Property). This property is located in the II Region in northern Chile. The scope of work entailed review of all pertinent geological and mining data, allowing the preparation of a mineral resource and reserves estimate, and a corresponding life-of-mine plan. The primary recoverable product associated this study was iodine, but calculations also included contained nitrate and sulphate estimates.

This work was completed by Adam Wheeler, with assistance from Dr. R. S. Dowdell, both of whom are qualified mining engineers. Site visits in connection with this work were completed from November 6th-9th and November 26th-30th, 2007. Estimates in this report pertain to the end of October, 2007.

1.2 Ownership

The Aguas Blancas Property, located in the II Region, Northern Chile, consists of 114 registered mining concessions and 59 old *estacas salitreras* (divided into 35 rol or tax identification groups), covering 28,961 hectares. The estacas salitreras are irregularly shaped concessions granted before 1907, still valid, and covered with new concessions. In addition to that, there are 105 pending mining concessions, covering 20,200 ha. All the concessions are legally registered in the name of Atacama Minerals Chile SCM, a wholly owned subsidiary of Atacama. The concessions are free of mortgage, encumbrances, prohibitions, injunctions and litigations, and have their patents paid and up to date *(see Appendix C for a complete list of mining and exploration concessions).*

The Aguas Blancas iodine deposit is located near the centre of the Property.

Atacama Minerals also has been granted water rights on 13 holes for a total water flow of 163.25 l/s. Another 11.1 l/s water flow on 3 additional holes is still pending approval. Atacama Minerals also has a long term leas agreement with Universidad de Antofagasta, for the use of 15l/s. Surface rights over 5,566 ha in the plant and mining areas, as well as a 1,800 m x 25 m strip for water conduits, have also been granted. A provisional easement for the construction of a power line, comprising a strip of 26,655m x 15m, was also granted by the court of Antofagasta.

1.3 Geology and Mineralization

The property is located 95km south-east of Antofagasta, Chile, on the western side of Atacama desert, at an elevation of 1,100m. The deposit occurs on the upper slopes of large alluvial fans and consists of primarily of hard salt-cemented beds, typically up to 6m thick, referred to locally as caliche. These caliche beds were formed as distinct layers after the deposition of the host alluvial fan sediments, and through the leaching of windblown salts by infrequent rainwater, deliquescence and reworking to reaccumulate in enriched zones.

The caliche deposits belonging to Atacama extend for over 19km in length (NW-SE) with a strip up to 7km wide (SW-NE), occupying mostly flat areas and some hill slopes. They are commonly overlain by 0.2m to 1m of weakly consolidated sand and gravel, known locally as chusca, which is stripped prior to mining of the caliche.

Atacama's deposit also includes large areas which were previously worked, known locally as Repasos. These areas were worked by hand in the 1900s for nitrates, but which still contain significant iodine, both in the material which was previously worked, as well as in virgin caliche material lying underneath.

1.4 Database and Resource Estimation

The principal means of exploration of the deposit in recent times has been by reverse circulation drilling. Various drilling campaigns have been completed by different companies according to their ownership of the property. These results have also been augmented by different trenching campaigns, particularly in the area of the Repasos.

There are now a total of 6,434 holes that have been drilled, of which 6,023 holes were drilled by Atacama. The current database also includes data from 58 twin holes that were drilled as part of an AMEC study in 2005, specifically for data validation purposes. The database used for resource estimation purposes also includes data from 219 trenches, primarily in the Repasos area.

Additional work completed by Atacama or by their consultants includes a hydrogeological study, a geophysical study, an environmental study (EIA), reserve estimation updates, basic engineering reviews and feasibility studies.

The current mineral resource estimate was prepared by Adam Wheeler using industry standard methodologies, conforming to the requirements set out in National Instrument 43-101. The geological modelling work, and corresponding resource estimation, was carried out using Datamine software.

The new resource model contains estimated grades of in-situ iodine (I_2), nitrate (NO_3) and sulphate (SO_4), as well as boron, calcium, chloride, potassium, potassium perchlorate, lithium, magnesium and sodium. As well as the principal 'Virgin' area, which has been the main source of caliche for recent production, the reworked 'Repasos' area has also been modelled, along with other outlying caliche areas: Santiago, Puquios, Petronilla, Yungay, Maria Teresa, San Gregorio, Bonasort and Rosario.

For each of these zones, the same modelling methodology was applied. Drillhole composites were created for intersections which in general cover intersections containing above 200ppm I_2. For each composite, accumulations were calculated of grade x thickness. These accumulation values were subsequently interpolated into the block model, along with caliche thickness, and the final grades of iodine were determined for each block. The resource estimation was based on a 200ppm iodine cut-off grade.

Updated property boundaries were applied to the model, as was the limit of mining up the end of October 2007. Density measurements made by Atacama in August 2006 were used for the applied caliche density values.

It should also be noted that the deposit has not been totally drilled off. Additional exploration drilling will most likely add to the geologic resource and subsequent reserves. Atacama is in the process of further drilling to extend the available resources outside of the currently delineated areas, as well as to upgrade and increase the amount of measured and indicated resources within the currently demarcated resource limits.

1.5 Mine and Plant Operation

The Aguas Blancas mine commenced operations at the end of 2000, and the first iodine was produced in April 2001. The open pit operations have a single high bench, taken down in variable heights according to the depth of the principally economic caliche material. An initial layer of *chusca*, approximately 0.5m, is initially stripped off using a bulldozer and accumulated at the sides of each mining block. Up to the end of 2005, the caliche material was broken up by drill and blasting operations. However, since February 2006 the caliche has been broken up by a continuous miner. The principal difference is in the size of the product, with the continuous miner mostly producing less than 6 inch material. It also cuts much more accurately to the caliche boundaries, producing a dramatic reduction in dilution. During 2006 and 2007, supplementary production has been obtained by mining repasos with some additional drill and blast mining.

Since 2000 and up to the current time, the broken material has been hauled to heap leaching pads, with an average hauling distance of approximately 2km. The average overall recovery from heap to finished product has been about 56%. The finished product is +99.9% Iodine in a solid crystalline form (prills) and is sold in 50 kg drums.

Atacama is currently building an agitated leach plant, with a capacity of 500 tonnes of caliche per hour, or 1,500 tonnes sellable iodine per year. The plant is to come on line on 1st April 2008. Full scale heap leaching will continue until then. At the moment plans to produce sodium sulphate from the brines have been shelved, but the company is considering production of potassium nitrate, sodium nitrate or mixed nitrate salts.

The full agitation leach process includes crushing/screening and dissolving salts more efficiently in a counter current agitation leach circuit. A pilot scale plant operated during 2006 with iodine leach recoveries averaging 92%. The pilot plant has demonstrated that the counter current decantation and agitation leach circuit works well.

In 1997, Atacama prepared and presented an Environmental Impact Study for the Aguas Blancas project to the Regional Commission of the Environment (COREMA), which issued the Exempt Resolution Nr.012 of August 7, 1997 in favour of Atacama.

A new Declaration of Environmental Impact (D.I.A.) was presented to the authorities on October 12th 2006, to cover the expansion plans. Region II COREMA approved the DIA through Resolución Exenta N° 054/2007 of February 19th 2007. A D.I.A. for a new power system was also submitted, and subsequently approved through Resolución Extenta No. 0308/007 on September 28th 2007

1.6 Conclusions and Recommendations

The evaluation work was carried out and prepared in compliance with NI43-101, as well as according to the guidelines of the Council of the Canadian Institute of Mining, Metallurgy and Petroleum.

The updated resource estimation of all modelled zones is shown below, incorporating all of the available drillhole data and revised density measurements, for a cut-off grade of 200ppm I_2. No mining factors, such as dilution or mining recovery have been applied to these resource figures, but they are based on minimum thickness of 0.5m.

Aguas Blancas - Measured and Indicated Mineral Resources
At 31st October, 2007

	Tonnes t x 1000	I_2 ppm	NO_3 %	SO_4 %
Measured	4,440	627	3.30	25.5
Indicated	46,836	535	3.21	18.7
Total	**51,276**	**543**	**3.21**	**19.3**

N.B. Mineral resources evaluated using a block cut-off of 200ppm I_2. Measured and indicated resources shown are inclusive of reserves.

Aguas Blancas – Inferred Mineral Resources
At 31st October, 2007

	Tonnes t x 1000	I_2 ppm	NO_3 %	SO_4 %
Inferred	**50,641**	**430**	**3.65**	**18.1**

Reconciliation data was collected for all production from the continuous miner (since February 2006), as well as all production from the previous 12 months in the Repasos areas. This enabled updated mining factors to be calculated, which were then applied in subsequent reserve calculations. The resultant reserve estimate is shown below. These reserves are only contained in the Virgin, Repasos, Puquios, Petronilla and Santiago areas. The reserves were derived by blocking out those areas of measured and indicated resources, which can make a profit, based on recoverable iodine.

Aguas Blancas - Proven and Probable Mineral Reserves
At 31st October, 2007

Category	Tonnes t x 1000	I_2 ppm	NO_3 %	SO_4 %
Proven	4,084	629	3.27	25.2
Probable	33,655	602	3.10	19.8
TOTAL	**37,739**	**605**	**3.12**	**20.4**

N.B. In determining mining reserves, block values were calculated based on a prices of $23,000/t for iodine, and an exchange rate of 500 Chilean pesos to $US1.00

For these reserves, a mining schedule and corresponding economic cashflow was developed.

The following recommendations have been made:

1. **On-going Density Measurements.** Any new areas which will be drilled off for conversion into reserves should have at least one set of density measurements.

2. **Heap Leach Pile Sampling.** The remaining material in the heap leach piles has currently been classified as an inferred resource. In order to promote the categorisation of these resources, sampling is required to confirm the grades derived from the inventory information. For categorisation of these pile contents as reserves, additional test work would be required to confirm expected agitation leach recoveries.

3. **QA/QC Procedures.** Some additional steps are required to bring Atacama's QA/QC program up to international standards:
   - A single person should be made responsible for the QA/QC program, and he should periodically collate all material related to QA/QC into summary reports.
   - Samples should regularly be split at the drilling site, so that additional check samples can be submitted, which pass through both the preparation and laboratory procedures at Atacama.
   - Additional splitters should be purchased and implemented at the drill site, and for use between the roll mills and ring mills.
   - The granulometry checks should be implemented for regular use.

2 INTRODUCTION

2.1 Introduction

This is an independent technical report on the Aguas Blancas Property (the Property). This property is located in the II Region in northern Chile. The scope of work entailed review and access of all pertinent geological and mining data, allowing the preparation of a mineral resource and reserves estimate, and a corresponding life-of-mine plan. The primary recoverable product associated this study was iodine, but calculations also included contained nitrate and sulphate estimates.

This work was completed by Adam Wheeler, with assistance from Dr. R. S. Dowdell, both of whom are qualified mining engineers. Site visits in connection with this work were completed from November 6th-9th and November 26th-30th, 2007. Estimates in this report pertain to the end of October, 2007.

2.2 Terms of Reference

This resource and reserves estimation work was commissioned by Atacama and completed by Adam Wheeler, an independent mining consultant, with assistance from Atacama geologists, as well as from Dr. R. S. Dowdell, also an independent mining consultant. The majority of the computational work utilised the Datamine mining software system.

Adam Wheeler was retained by Atacama to provide an independent technical report on the mineral resources at Aguas Blancas as of October 31st, 2007. This technical report has been prepared for filing pursuant to National Instrument 43-101and provides information with respect to the exploration activities, resource and reserve estimations which have been undertaken by Atacama and its consultants.

The Qualified Person responsible for the preparation of this report is Adam Wheeler (C.Eng, Eur.Ing), an independent mining consultant.

2.3 Sources of Information

In conducting this study, Adam Wheeler relied on reports and information prepared by and for Atacama.

The information on which this report is based includes:

- Various studies on Aguas Blancas by PAH 1997 and 1999.
- AMEC Technical Report of the Aguas Blancas Property, May 2005.
- Previous evaluation reports made by Adam Wheeler in 2006.

Adam Wheeler is pleased to acknowledge the helpful cooperation of the management of Atacama, all of whom made any and all data requested available and responded openly and helpfully to questions and requests for material.

2.4 Units and Currency

All measurement units used in this report are metric, and currency is expressed in US dollars, unless stated otherwise. The currency used in Chile is the Chilean Peso. The exchange rate used in the study described in this report is 500 Chilean Pesos to US1.00.

2.5 Disclaimer

Adam Wheeler has reviewed and analyzed data provided by Atacama and its consultants and has drawn his own conclusions therefrom. Adam Wheeler has not performed any independent exploration work, drilled any holes or carried out any sampling and assaying.

Adam Wheeler performed the current estimate of resources and reserves at the Aguas Blancas property, as of October 31st, 2007. Adam Wheeler has also drawn upon previous reports prepared by AMEC and PAH.

While exercising all reasonable diligence in checking and confirmation, Adam Wheeler has relied upon the data presented by Atacama, and previous reports on the property by PAH and AMEC in formulating his opinions.

Title to the mineral lands for the Aguas Blancas property has not been investigated or confirmed by Adam Wheeler and Adam Wheeler offers no opinion as to the validity of the exploration or mineral title claimed.

3 RELIANCE ON OTHER EXPERTS

This report builds upon NI 43-101 compliant technical reports complied by AMEC in May, 2005, and by Adam Wheeler in January, 2007. It was not in the scope of this report to verify information received from AMEC, nor was it in the scope to re-do the sections of the AMEC report that have not had material changes. Therefore the following topics are taken directly or paraphrased from the AMEC NI 43-101 compliant technical report of May 5, 2005 (available on the SEDAR website):

- Property description and location
- Accessibility, Climate, Local Resource, Infrastructure, Physiography
- History
- Geological Setting
- Deposit Types
- Mineralization

In the work described in this report, for the development of the mine plan and corresponding economic model, Adam Wheeler was also assisted by Dr. R. S. Dowdell (C.Eng), an independent mining consultant.

4 PROPERTY DESCRIPTION AND LOCATION

Please refer to "Technical Report on the Aguas Blancas Property" by AMEC for Atacama Mineral Corp, dated May 5, 2005.

5 ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE, PHYSIOGRAPHY

Please refer to "Technical Report on the Aguas Blancas Property" by AMEC for Atacama Mineral Corp, dated May 5, 2005.

6 HISTORY

Please refer to "Technical Report on the Aguas Blancas Property" by AMEC for Atacama Mineral Corp, dated May 5, 2005.

7 GEOLOGICAL SETTING

Please refer to "Technical Report on the Aguas Blancas Property" by AMEC for Atacama Mineral Corp, dated May 5, 2005.

8 DEPOSIT TYPES

Please refer to "Technical Report on the Aguas Blancas Property" by AMEC for Atacama Mineral Corp, dated May 5, 2005.

9 MINERALISATION

Please refer to "Technical Report on the Aguas Blancas Property" by AMEC for Atacama Mineral Corp, dated May 5, 2005.

10 EXPLORATION

A summary of exploration campaigns at the Aguas Blancas property is shown in Table 10-1. This includes a limited re-sampling program completed by AMEC during 2005, as well as more recent RC drilling in different areas, completed by Atacama.

Table 10-1 Exploration Campaign Summary

Year	Company	Activity
Late 19th Century		Pitting, mining
1988-1992	AMAX	Drilling (258 RC holes), trenching, sampling, metallurgical testing
1991	SQM	Drilling (95 RC holes)
1997	Teslin (Atacama)	Drilling (241 RC holes), trenching, PAH studies
1998-1999	Teslin (Atacama)	Drilling (520 RC holes), trenching, Bateman, PAH, Kvaerner, Geodatos studies
2005	AMEC	Drilling for data revalidation (58 RC twin holes)
2005-2006	Atacama	Drilling (1120 RC holes), 200m grid, in outlying zones - Santiago, Petronilla, Yungay, Maria Teresa and San Gregorio
2006	Atacama	Drilling (725 RC holes) 50m spaced holes in Virgin region ahead of continuous miner
2006	Atacama	112 calicatas in Repasos area
2006-2007	Atacama	Drilling (1018 RC holes), 200m grid, in outlying zones - Bona Sort, Puquios and Rosario
2006-2007	Atacama	Drilling (1721 RC hole), 100 grid, in zones Santiago, Petronilla, Yungay and Puquios
2006-2007	Atacama	Drilling (654 RC holes) 50m spaced holes in Virgin region ahead of continuous miner

Since May 2005, Atacama have continued with exploration drilling campaigns in other areas outside of the main Virgin areas. These are Santiago, Petronilla, Yungay, Maria Teresa, San Gregorio, Puquios, Bonasort and Rosario (see Appendix A). In completely new zones, a drilling grid of 200m has generally been applied. Additional exploration drillholes have also drilled in the Sector S1 of the Virgin area, on a 50m x 50m drilling grid, for the area in and around the region currently being mined by the continuous miner. This new sample data was combined with all sample data from previous studies. A summary of the complete drillhole database is shown in Section 11, as are other details connected with reverse-circulation drilling.

An additional 112 calicatas, a form of test pit type sampling, were also taken by Atacama in the Repasos area. Some photographs of these are included in Appendix C. From these a total of 525 samples were taken.

UTM coordinates are in use on the property (Zone 19-J). Atacama has now also completed an airborne topographical survey. Amongst other things, this data has now been used to update the inventory volumes of the heap leach piles.

For the drilling data in the Virgin area, problems had been reported in the AMEC (2005) study with checking the location of the SQM holes. These were re-examined in the current work, and it was found that in previous work these holes had been incorrectly plotted, apparently due to an error in the determination of the collar coordinates in the rotated grid system. The correct locations of the SQM holes have therefore now been determined. As many of the

SQM holes were in fact twin holes on old AMAX holes, checks were made in the field to locate the logical groups of drillholes. The corrected SQM holes have been used in subsequent studies.

There is a geological map for the area on a 1:250,000 scale, prepared by SERNAGEOMIN.

Although there have been various trenching campaigns in the past, the only trench data accepted for evaluation purposes was that with properly recorded data for both sample grades as well as sample depth. This trench data was from a campaign designated locally as the T-series. A plan depicting all of the drillhole and accepted trench locations is shown in a map in Appendix A. This plan shows the main roads in the area of the mine, the limits of the Repasos area, and the extent of other properties in the same general region.

During 1999 Geodatos conducted a Ground Penetration Radar (GPR) study, in order to establish thickness of reworked material in the Repasos area. 35 transverse lines across the Repasos area were measured, producing 'radargrams' on each line, similar to seismic sections. This data was used by AMEC in their resource estimate of the Repasos. However, in the current study, inconsistencies seen in the available GPR data, and the better quality of the now-available calicatas data, meant that the thicknesses of the Repasos material could be extrapolated from the calicatas data. The GPR data were therefore not employed in the current resource estimation.

11 DRILLING

Table 11-1 shows a summary of all the drilling that has been completed up to the end of October 2007. A corresponding table with the number of samples taken is shown in Table 17-1.

Table 11-1. Drilling Summary

		By Type		Zone Totals	
Zone	**Company + Type**	**No. of Holes**	**Length (m)**	**No. of Holes**	**Length (m)**
Virgin	AMAX	258	1,854		
	AMEC	58	127		
	SQM	95	285		
	Atacama - Exploration	761	3,252		
	Atacama - Short Term Planning	1,379	3,834		
	Sub-total			**2,551**	**9,351**
Santiago	Atacama - 200m grid	61	215		
	Atacama - 100m grid	210	723		
	Sub-total			**271**	**938**
Petronilla	Atacama - 200m grid	189	698		
	Atacama - 100m grid	611	1,672		
	Sub-total			**800**	**2,370**
Yungay	Atacama - 200m grid	57	145		
	Atacama - 100m grid	245	707		
	Sub-total			**302**	**851**
Maria Teresa	Atacama - 200m grid	160	554	**160**	**554**
San Gregorio	Atacama - 200m grid	653	1,728	**653**	**1,728**
Bona Sort	Atacama - 200m grid	506	1,232	**506**	**1,232**
Puquios	Atacama - 200m grid	224	506		
	Atacama - 100m grid	655	1,647		
	Sub-total			**879**	**2,153**
Rosario	Atacama - 200m grid	288	716	**288**	**716**
Repasos	Basal drilling	24	74	**24**	**74**
Total		**6,434**	**19,965**	**6,434**	**19,965**

AMAX drilled 258 reverse circulation (RC) holes between 1988 and 1992. Samples from these holes were only assayed for iodine (I_2). The re-sampling program completed in 2005 by AMEC twinned 8 of these AMAX holes.

The SQM RC holes were drilled in 1991, and samples from these were assayed for iodine (I_2) and sulphate (SO_4). Some errors in the plotted coordinates of these SQM holes were resolved in recent estimation work.

Atacama completed two exploration campaigns during 1997 and 1998 with RC drilling. In the 1997 program lithological descriptions were recorded. In both campaigns samples were assayed for I2 and water-insoluble residue, and some samples were assayed for NO3, SO4, Cl, Na, K, Ca and Mg. The same assay scheme has been used for the more recent Atacama drilling, along with lithological descriptions for all holes.

12 SAMPLING METHOD AND APPROACH

12.1 Reverse Circulation Drilling

Reverse circulation drilling has been used for all drilling campaigns since 1988. Practically all holes are vertical. In general, sampling has been done on 0.5m continuous intervals from top to bottom, regardless of local lithology. The recent Atacama drilling results since 2005 have included lithological descriptions according to the following possible codings:

pan	=	panqueque (hard crust within chusca)
cal	=	caliche
ar	=	arcilla (clay)
gra	=	gravilla (gravel)
rx	=	roca (rock)
sulf	=	sulfato (sulphate)
are	=	arena (sand)
chu	=	chusca

There is very little information on the sample recovery from this RC drilling. There are some losses apparent due to dissolution cavities, particularly in and around the lower contacts.

12.2 Trench Sampling

In excavated trenches within virgin caliche material, channel samples have been taken. Only the limited T-series of trenches have been accepted in the current estimation described in this report.

12.3 Repasos Sampling

During 2006 a new type of sampling method was applied to the Repasos area. This area of reworked material is composed of very loose material interspersed with large chunks of Virgin material, which makes it very difficult to sample by reverse circulation drilling. The new 'calicata' type samples were taken by digging a test pit with a backhoe, and piling up material in separate piles, representing approximately each 0.5m of the test pit vertically. The test pit stopped when it encountered virgin caliche material underneath. Samples were then taken from these piles and sent to the laboratory. The calicatas have therefore provided both thickness and grade information on the reworked material in the Repasos.

In all 112 calicatas were made, on a spacing of approximately 200m x 200m. The average depth of the calicatas was approximately 2.5m.

12.4 Density Measurements

Current density estimates come from measurements made by Atacama in August 2006. This involved the excavation of approximately 0.8 cubic metre test pits. More details of these measurements are given in "Technical Report on the Aguas Blancas Property" by Adam Wheeler, dated January, 2007. For the main caliche material, the average density value was 1.84t/m^3.

13 SAMPLE PREPARATION, ANALYSES AND SECURITY

Each bagged sample (approximately 10kg) from the reverse circulation, equivalent to 0.5m of drilling, is sent to the sample preparation facility at Aguas Blancas. Here the following steps are completed:

- All the sample is passed through a jaw crusher, to reduce it to less than 1/4inch.
- Crushed sample is then homogenised and quartered, using a riffle. ¾ of the original sample is rejected.
- The sample is passed through a roll crusher.
- From this crushed sample, approximately 400g is spooned out – the rest is rejected.
- The sample is now ground in a ring mill, and the product is passed through a #100 mesh (Tyler) screen. Any oversize is reground, until at least 95% has passed through the screen.
- This final ground sample is then quartered, yielding potentially 4 samples (of approximately 100g each). One is always sent to the Atacama lab. One is also retained as a record sample by Atacama. The other 2 samples are periodically used for check sampling purposes (this is done for all samples within 1 out of 20 drillholes). One check sample is sent for external analysis (Cesmec), and the other is submitted to the Atacama laboratory with a different sample number.

Prior to May, 2005 most of the Atacama samples were sent to the laboratory of the University of Antofagasta. The university commonly used Serquim, Antofagasta-based small laboratory, for sample preparation. AMEX visited Serquim in March 2005 and confirmed that there preparation standards were acceptable.

Since July 2005, samples have been prepared and subsequently analysed on site in the new laboratory facilities. Sulphates and nitrates have similarly been analysed in the on-site laboratory, using volumetric techniques, since November 2005. Since April 2006, sulphates have been analysed using ICP equipment (inductively coupled plasma optimal emission spectroscopy), and nitrates using Molecular Absorption (MA) Equipment.

ISO9001 certification has also been obtained, which includes the new on-site laboratory facilities. For iodine measurement, the method used is very similar to that used in external laboratories. The main methods of assay measurement are summarised below:

<u>Iodine</u>

10g sample, leached with hot water and then filtered. Acid and chlorine added to the filtered solution. Heat applied on heating plate, then cooled. Starch added and then titration with sodium thiosulphate.

<u>Sulphates</u>

5g sample, leached with hot water, filtered. 2ml fraction taken, 1ml of acid added 1ml of standard Yttrium, before taking ICP reading.

<u>Nitrates</u>

5g sample, leached with hot water and filtered to 250ml. Solution out into quartz cell and then reading taken with MA instrument.

When the on-site laboratory was being commissioned, a set of 20 check samples (CS) were made with respect to iodine measurements, and sent to 3 different external labs. These results are discussed in more detail in Section 14.

For the iodine measurements, the sodium thiosulphate is checked every day, with a standard of potassium iodate (KIO_3) – standard sample (SS).

For the nitrate and sulphate measurements using the ICP and Molecular Absorption Equipment, the following QA/QC steps are taken:

- Blank sample (pulp blank - PB).
- Internationally certified standards (sulphur and calcium) (standard sample -SS).
- An on-site registered brine standard (SS).
- For ICP, every sample is also finally mixed with pure Yttrium for an additional analysis (SS).

The on-site laboratory is also used for iodine analysis in brine, spent-brine and other aqueous solutions.

It is the author's opinion that the sample preparation and analytical procedures used by Atacama are adequate for resource and reserve estimation purposes. A number of steps are taken in their own on-site procedures which are important elements in terms of quality assurance. However, it is recommended that in the future these procedures are structured, and augmented, so that they are compatible with internationally accepted quality assurance (QA/QC) programs. These recommendations are:

- Compilation of a QA/QC report every 3 months, collating all the relevant data for this time period. One person at Atacama should be responsible for this report.
- Use of riffle at the drill rig, so that 1 out of every 20 samples can be split directly at the drilling site, and used as an internal check sample, taken prior to any of the sample preparation steps.
- Purchasing and use of an extra riffle for the sample preparation shop, so that the sample can be properly split between the roll crusher and the ring mill.
- Routine granulometry checks in the sample preparation shop.
- Updating and implementation of the sample preparation protocol, including all the steps noted above.

No detailed information is available regarding the security procedures during the drilling and trenching programs conducted by AMAX, SQM or Atacama between 1988 and 1998. However, during the AMEC estimation (2005) information was given by Alejandro Muñoz, Field Superintendent during the Atacama drilling campaign, that samples were directly transported by truck to the Serquim preparation facilities in Antofagasta.

14 DATA VERIFICATION

At the time of the AMEC study (2005) there was no QA/QC program that had been applied to the then available data. AMEC therefore completed a resampling program during 2005, consisting of 52 new holes twinning holes already drilled from previous campaigns. Samples from these holes were prepared at Serquim in Antofagasta, and subsequently analysed at the University of Antofagasta. Check samples were also sent to Cesmec Iquique, the most widely recognised laboratory in Chile for iodine, caliche and related element and salt assays. AMEC's principal conclusions from this study were that sampling variances, assaying precisions and assaying accuracies were within acceptable limits.

For the drilling data in the Virgin area, problems had been reported in the AMEC study with checking the location of the SQM holes. These were re-examined in the current work, and it was found that in previous work these holes had been incorrectly plotted, apparently due to an error in the determination of the collar coordinates in the rotated grid system. The correct locations of the SQM holes were therefore determined. As many of the SQM holes were in fact twin holes on old AMAX holes, checks were made in the field (by the author) to locate the logical groups of drillholes. The corrected SQM holes were then used in the current evaluation study.

When the on-site laboratory facilities were commissioned, a set of 20 check samples were taken and sent to the 3 different external labs, as summarised in the results shown in Table 14-1, as well as diagrammatically in Figure 14-1. The relative errors from these results are summarised diagrammatically in Figure 14-2.

Table 14-1 Iodine Measurements – From Atacama and 3 External Labs

Sample	CESMEC	SERQUIM	UNIVERSITY OF ATACAMA	ATACAMA
1598-3	10	16	4	21
1599-3	21	11	16	34
1604-3	52	32	56	64
1600-3	178	154	174	200
1605-3	241	238	238	254
1602-3	246	222	238	266
1606-3	308	360	290	289
1607-3	335	338	316	314
1603-3	345	286	346	365
59019	429	360	379	402
59017	439	465	502	489
1601-3	596	592	582	600
59016	669	661	678	711
59015	690	751	686	717
59021	753	783	763	766
59020	857	894	875	897
59023	868	878	878	909
59024	868	894	908	924
59018	962	947	950	977
59022	1,380	1,428	1,420	1,447

Figure 14-1 Iodine Measurements – From Atacama and 3 External Labs


Iodine Measurements - From Atacama and 3 External Laboratories
1600
1400
1200
1000
800
600
400
200
0
Iodine - ppm
1598-3
1599-3
1604-3
1600-3
1605-3
1602-3
1606-3
1607-3
1603-3
59019
59017
1601-3
59016
59015
59021
59020
59023
59024
59018
59022
Sample Number
CESMEC
SERQUIM
UNI. OF ANTOFAGASTA
ATACAMA

Figure 14-2. Relative Error Chart – Iodine Grade From Atacama and 3 External Labs


Relative Error
180%
160%
140%
120%
100%
80%
60%
40%
20%
0%
Relative Error %
0.0
200.0
400.0
600.0
800.0
1000.0
1200.0
1400.0
1600.0
Average Iodine Grade %

These results demonstrate that for typical iodine grade levels of caliche greater than 200ppm (approximately the economic cut-off grade), the relative error is generally less than 15%.

Results from external check sample data pertaining to drillhole sampling, since March 2007, are summarised in Table 14-2. Internal check sampling results are also summarised in the same table.

Table 14-2. Check Sample Summary Results - 2007

Type		Field	Number	Correlation Coefficient	Slope of Regression Line	Proportion Misclassified
External		I_2	488	93%	97%	6%
		NO_3	90	91%	68%	
		SO_4	43	76%	77%	
Internal	Samples	I_2	437	96%	94%	6%
	Composites	I_2	79	96%	97%	11%

Notes

. Misclassification based on 200ppm I_2 cut-off

For the iodine check samples – both internal and external, approximately 6% showed mis-classification at the 200ppm I_2 cut-off level.

15 ADJACENT PROPERTIES

There are no other iodine or caliche producers in the vicinity of the Aguas Blancas project. Several properties belonging to SQM are located with the group of concessions within the Aguas Blancas project area, but these have been excluded from resource and reserve calculations. The limits of these properties are shown in various maps in Appendix A. The PCS Yumbes potassium and sodium nitrate mine, operated by SQM, is located approximately 80km south-west of Aguas Blancas.

16 MINERAL PROCESSING AND METALLURGICAL TESTING

16.1 Current Processing

The general process that has been used since January 2001, with first Iodine production in April 2001, consists of:

- Open pit mining of caliche ores
- Heap leaching with water
- Chemical concentration
- Electrochemical reduction
- Crystallisation – fusion

The three most important components of the caliche are iodine, sodium sulphate and sodium nitrate. All of these are contained in salts which are soluble in water at ambient temperature. Up to the present time iodine has been produced as a sellable product and solid as prills in 50kg containers. At the leaching stage, with the caliche ore broken up by the continuous miner, the iodine leach recovery is estimated as being 63%. With the iodine plant recovery being 85.5%, this gives and an overall iodine recovery of 54%, with the use of heap leaching.

The heap leach pads are built up on an impermeable geomembrane, and generally measure 400m x 75m, with heights between 4m and 6m. Once the truck dumps the broken material onto the pads, the material is levelled with a front-end loader or bulldozer. Once a pad is built up, the irrigation and solution collection systems are installed.

The heaps are irrigated with a mixture of water or a mixture of water with a residual solution from the iodine plant. The brine solution from the heaps is then accumulated in lined ponds for feed to the iodine recovery plant. This brine contains iodate, and is sent to a reduction stage, where it is mixed with a previously prepared iodide solution. Iodine is produced by chemical reduction, which is extracted with air in Blow-Out Towers and sent to Absorption Towers where it is treated with a NaOH solution. The solution is concentrated by recirculation until reaching a content close to 100g/l of iodine. The iodide solution is prepared in the Absorption Tower, where the iodate contained in an additional stream of brine solution is reduced to iodide with sulphur dioxide (SO2). The residual solution from the blow-out towers is collected and sent back to the heap leach pads, diverting a fraction to solar evaporation ponds for future sulphate and nitrate recovery.

The concentrated solution from the Absorption Towers is sent to an agitated reactor, where it is mixed with sulphuric acid, to reduce iodine solubility and enable crystallization. The crystallized iodine slurry is sent to a reactor, where it is melted at an approximate temperature of 135°C and separated from the aqueous phase. The molten iodine is fed to a reactor-accumulator until it reaches a predetermined volume. Prilling then takes place by dripping the molten iodine into a water-cooled column, producing prills of an average size of 3mm.

The solid iodine is fed to a rotary dryer, where a vacuum line recovers the sublimated iodine, sending it to be dissolved in NaOH solution which is reprocessed in the Concentration Reduction stage.

The dryer discharge is sent to storage silo, from a screen is used for three different products: oversize, which is reprocessed; and the intermediate and fine sizes which are both sold.

The present installed capacity of the recovery plant is about 1,500 tonnes per year of sellable iodine.

16.2 Planned Agitation Leach Processing

Over the last 10-12 years extensive testwork and process development studies have been completed for Aguas Blancas, by Bateman/Parsons (1998), Hazen Research (1995-97) and Kvaerner Metals (1998). Recommendations from these studies suggested the agitation leach process.

In March 2006, a pilot scale agitation leach plant was commissioned. The caliche feed was sent to a movable crushing and screening plant, to reduce all feed to -1 inch, and then trucked to the pilot plant, where after initial ball milling the caliche was processed in a counter current decantation and agitation leach circuit. Due to limitations with the ball mill, the feed rate was 6-7 tonnes/hour. The pilot plant demonstrated that iodine recoveries of 92% were possible by the agitation leach process.

A full scale agitated leach plant was ordered in 2007 and is expected to be on stream on April 1st 2008. The plant has been designed to treat up to a maximum of 500 tonnes per hour of feed, which is coupled to the existing production limit of 1,500 tonnes per year of prilled iodine product. The plant consists of the following operations:

- Minus 150 mm ore receiving, conveying and coarse ore stockpile
- Crusher feed conveying, dust collection
- Roll crushing and cage milling to a product size of 80% minus 1.0 mm
- 4 stage agitated tank leaching and counter-current decantation
- Pregnant brine handling and distribution
- Sediment discharge and containment
- Reclaim water system
- Reagent and utilities systems
- Plant wide control system and control room
- New substation and motor control centre

An overall flowsheet for processing, including the agitation leaching, is shown in Appendix F.

For the mine planning work in the current study, including reserve estimation, it has been assumed that after April, 2008, all processing will be through the new agitation leach plant. An assumed agitation leach recovery of 92% (stemming from the pilot plant operation) has been used, along with a recovery of 85.5% (historical average) for the iodine plant operations

At the moment plans to extract sodium sulphate are on hold, and future development will depend on market conditions. Therefore, the resource is based on a cut-off for iodine production only and the value of any block is not influenced by any potential value the sodium sulphate content may have. However, the sodium sulphate content is recorded in the resources in case any future production is contemplated.

Currently Atacama Minerals is contemplating potassium nitrate production, through various feasibility and trade off studies. However, for the purposes of this report, the cut off grade is based on iodine production only, although as with sodium sulphate above, the nitrate content is recorded. If in the future Atacama Minerals decides to build nitrate processing facilities, then operating costs and potential profit will be considered and may influence the cut-off grade applied to the resources.

17 MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES

17.1 Sample Processing

The new sample data was combined with the sample from previous studies. A summary of all the sample data available at the current time is shown in Table 17-1. For the Repasos, trench and calicata data was used. Although there have been various trenching campaigns in the past, the only trench data accepted for evaluation purposes was that with properly recorded data for both sample grades as well as sample depth. This trench data was from a campaign designated locally as the T-series. A plan depicting all of the drillhole and trench locations is shown in a map in Appendix A. This plan shows the main roads in the area of the mine, the limits of the Repasos area, and the extent of other properties in the same general region.

A statistical summary of the I_2, NO_3, SO_4 and other element measurements are shown in Table 17-2. Corresponding log probability plots are shown in Appendix B. The modelling methodology applied, and in particular the compositing method, is summarised below:

1. In each drillhole, a composite was generally created between the top-most and bottom-most samples above 200ppm I_2. In many cases this compositing interval was selected manually. The lower grade overburden material above this main layer, where it existed, was also composited separately.

2. To ensure continuity for modelling purposes, for those holes with no samples >200ppm, the highest grade sample was taken as a single 0.5m composite. In some cases where this sample might be deeper than 2m, then the top 0.5m sample was taken as the main composite, regardless of grade

3. For the Repasos area the thickness of each composite was used to create a triangulated digital terrain model (DTM), below a reference elevation of 1000m. This was then used to create a volumetric block model of the Repasos zone.

4. For each composite, accumulations were calculated from iodine grade x thickness. It was these accumulation values which were subsequently interpolated into the block model.

5. In the block model, the final iodine grades were determined by back-dividing the accumulation values by the modelled caliche thickness. NO_3 and SO_4 grades, along with other element values, were interpolated directly.

Statistics for the composites created are summarised in Table 17-3.

Table 17-1 Sample Summary

Type	Zone	Company + Type	No. of Holes	Number of Samples		
				I_2	NO_3	SO_4
Drillholes	Virgin	AMAX	258	3,556		
		Atacama - Exploration	761	6,186	5,074	2,704
		Atacama - Short Term Planning	1379	7372	907	952
		SQM	95	568		568
		AMEC	58	253	253	253
		Sub-total	**2,551**	**17,935**	**6,234**	**4,477**
	Bonasort	Atacama - Exploration	506	2016		
	San Gregorio	Atacama - Exploration	653	3265	255	255
	Maria teresa	Atacama - Exploration	160	1096	198	198
	Petronilla	Atacama - Exploration	800	4670	824	839
	Puquios	Atacama - Exploration	879	3588	698	717
	Repasos	Atacama - Exploration	24	100		
	Rosario	Atacama - Exploration	288	1037	44	45
	Santiago	Atacama - Exploration	271	1817	404	405
	Yungay	Atacama - Exploration	302	1667	350	356
	Total - All Drilling		**6,434**	**37,191**	**9,007**	**7,292**
Trenches/ Calicatas	Repasos	Atacama - trenches	107	711	711	711
		Atacama - calicatas	112	525		
		Sub-total	**219**	**1,236**	**711**	**711**
All			**6,653**	**38,427**	**9,718**	**8,003**

Table 17-2. Sample Statistics

FIELD	Zone	Number of Samples	Number> Trace	Minimum	Maximum	Range	Mean	Variance	Standard Deviation	Geometric Mean	Log Estimate of Mean	Coeff. Of Variation
I2 ppm	BONASORT	2,016	2,016	1	2,474	2,473	82	24,564	157	37	81	1.9
I2	GREGORIO	3,265	3,265	1	5,234	5,233	101	42,925	207	51	92	2.0
I2	MARIATER	1,096	1,096	9	4,759	4,750	172	100,995	318	94	156	1.8
I2	PETRON	4,670	4,670	1	9,448	9,447	216	169,280	411	100	204	1.9
I2	PUQUIOS	3,588	3,588	1	8,563	8,562	172	130,318	361	61	173	2.1
I2	REPASOS	1,236	1,236	5	2,898	2,893	355	95,110	308	250	370	0.9
I2	ROSARIO	1,037	1,037	1	1,926	1,925	50	20,233	142	19	38	2.9
I2	SANTIAGO	1,817	1,817	2	5,599	5,597	201	164,173	405	90	183	2.0
I2	VIRGIN	17,960	17,960	1	19,329	19,328	285	271,294	521	99	320	1.8
I2	YUNGAY	1,667	1,667	3	8,060	8,057	168	171,553	414	82	156	2.2
NO3 %	GREGORIO	255	255	0.18	17.22	17.04	3.75	8.61	2.93	2.72	3.97	0.78
NO3	MARIATER	198	198	0.25	13.90	13.65	3.49	5.33	2.31	2.81	3.59	0.66
NO3	PETRON	839	824	tr	18.85	18.65	2.52	5.04	2.24	1.72	2.81	0.89
NO3	PUQUIOS	717	698	tr	20.84	20.84	3.15	7.44	2.73	2.08	3.84	0.87
NO3	REPASOS	711	711	0.46	19.84	19.38	3.78	5.53	2.35	3.20	3.79	0.62
NO3	ROSARIO	45	44	tr	23.65	23.65	4.25	19.86	4.46	2.61	4.65	1.05
NO3	SANTIAGO	405	404	tr	22.08	22.08	3.29	10.15	3.19	2.10	3.62	0.97
NO3	VIRGIN	6,258	6,187	tr	30.25	30.25	2.16	7.44	2.73	1.14	2.29	1.26
NO3	YUNGAY	356	350	tr	19.87	19.87	3.06	8.44	2.91	1.99	3.51	0.95
SO4 %	GREGORIO	255	255	5.00	45.90	40.90	19.43	61.70	7.85	17.78	19.59	0.40
SO4	MARIATER	198	198	2.41	44.25	41.84	16.90	54.71	7.40	15.10	17.24	0.44
SO4	PETRON	839	839	0.83	46.80	45.97	18.05	64.49	8.03	15.62	18.62	0.44
SO4	PUQUIOS	717	717	0.20	60.70	60.50	26.50	123.48	11.11	23.69	27.38	0.42
SO4	REPASOS	711	711	5.44	39.15	33.71	14.98	33.57	5.79	14.03	14.94	0.39
SO4	ROSARIO	45	45	2.70	29.70	27.00	15.38	42.00	6.48	13.51	15.94	0.42
SO4	SANTIAGO	405	405	1.20	61.20	60.00	16.35	97.30	9.86	13.87	16.40	0.60
SO4	VIRGIN	4,417	4,417	0.05	55.90	55.85	19.37	117.66	10.85	14.92	22.18	0.56
SO4	YUNGAY	356	356	0.08	38.29	38.21	11.95	37.61	6.15	10.30	12.44	0.51
BORON ppm	GREGORIO	255	255	4	7,131	7,127	593	454,550	674	450	583	1.1
BORON	MARIATER	198	198	61	3,227	3,166	596	272,862	522	440	589	0.9
BORON	PETRON	556	537	tr	6,282	6,282	754	744,832	863	471	862	1.1
BORON	PUQUIOS	183	183	37	6,074	6,037	998	761,140	872	725	1,026	0.9
BORON	ROSARIO	45	39	tr	2,087	2,087	375	218,604	468	251	458	1.2
BORON	SANTIAGO	405	403	tr	3,754	3,754	527	213,214	462	408	527	0.9
BORON	VIRGIN	900	891	tr	9,319	9,319	937	762,240	873	669	997	0.9
BORON	YUNGAY	287	283	tr	8,299	8,299	763	783,277	885	514	792	1.2
CA ppm	GREGORIO	255	255	11,090	27,700	16,610	18,704	10,060,000	3,172	18,442	18,703	0.2
CA	MARIATER	198	198	4,674	34,250	29,576	18,566	17,033,000	4,127	18,113	18,615	0.2
CA	PETRON	556	556	5,761	30,850	25,089	18,259	16,028,000	4,003	17,800	18,282	0.2
CA	PUQUIOS	183	183	6,454	31,510	25,056	19,322	17,219,000	4,150	18,851	19,349	0.2
CA	REPASOS	711	711	10,000	48,600	38,600	31,285	32,149,000	5,670	30,728	31,322	0.2
CA	ROSARIO	45	45	1,453	24,910	23,457	14,363	31,440,000	5,607	12,765	14,922	0.4
CA	SANTIAGO	405	405	1,825	30,220	28,395	17,720	16,184,000	4,023	17,193	17,808	0.2
CA	VIRGIN	3,618	3,618	20	65,100	65,080	15,848	83,626,000	9,145	12,652	18,761	0.6
CA	YUNGAY	287	287	4,826	33,350	28,524	20,320	24,482,000	4,948	19,603	20,419	0.2
CL %	GREGORIO	255	255	0.2	13.3	13.1	3.3	8.0	2.8	2.3	3.5	0.8
CL	MARIATER	198	198	0.2	20.6	20.4	4.9	18.0	4.2	3.3	5.3	0.9
CL	PETRON	638	638	0.1	29.7	29.6	5.0	15.7	4.0	3.5	5.5	0.8
CL	PUQUIOS	716	716	0.2	34.2	34.0	6.9	30.6	5.5	4.8	7.5	0.8
CL	REPASOS	711	711	0.7	22.9	22.2	7.0	13.7	3.7	6.1	7.1	0.5
CL	ROSARIO	45	45	0.2	10.9	10.7	3.2	6.5	2.6	2.2	3.5	0.8
CL	SANTIAGO	405	405	0.1	29.1	29.0	5.5	26.7	5.2	3.5	6.1	0.9
CL	VIRGIN	2,902	2,902	0.0	41.6	41.6	5.9	38.1	6.2	2.3	11.2	1.0
CL	YUNGAY	356	356	0.1	30.6	30.5	8.4	41.0	6.4	5.6	9.3	0.8
K ppm	GREGORIO	255	255	323	29,060	28,736	4,159	16,651,000	4,081	3,071	4,045	1.0
K	MARIATER	198	198	533	15,690	15,157	3,468	7,192,210	2,682	2,703	3,466	0.8
K	PETRON	556	556	226	21,920	21,694	3,324	7,193,800	2,682	2,471	3,357	0.8
K	PUQUIOS	183	183	503	27,020	26,517	6,675	33,945,000	5,826	4,686	6,822	0.9
K	REPASOS	711	711	200	10,800	10,600	3,508	4,492,198	2,119	2,864	3,608	0.6
K	ROSARIO	45	45	170	10,230	10,060	2,671	5,713,584	2,390	1,840	2,823	0.9
K	SANTIAGO	405	405	164	22,030	21,866	3,208	9,706,986	3,116	2,306	3,147	1.0
K	VIRGIN	3,097	3,097	39	25,800	25,761	4,199	15,675,000	3,959	2,652	4,541	0.9
K	YUNGAY	287	287	192	21,300	21,108	2,444	6,222,484	2,494	1,773	2,377	1.0
KCLO4 ppm	GREGORIO	254	254	81	1,843	1,762	374	61,297	248	318	371	0.7
KCLO4	MARIATER	198	198	94	1,632	1,538	406	59,912	245	354	402	0.6
KCLO4	SANTIAGO	80	80	59	1,466	1,407	322	50,053	224	259	325	0.7
LI ppm	MARIATER	198	198	0.1	74.1	73.9	8.4	86.5	9.3	5.3	8.9	1.1
LI	PUQUIOS	139	123	tr	134.5	134.5	17.3	451.8	21.3	10.6	22.7	1.2
LI	SANTIAGO	80	79	tr	8.1	8.1	3.7	2.2	1.5	3.4	3.9	0.4
MG ppm	GREGORIO	255	255	37	21,010	20,973	4,342	12,228,000	3,497	2,760	5,790	0.8
MG	MARIATER	198	198	17	40,898	40,881	3,420	16,663,000	4,084	1,881	4,338	1.2
MG	PETRON	551	551	95	32,590	32,495	6,650	32,302,000	5,683	4,184	7,743	0.9
MG	PUQUIOS	183	183	77	27,570	27,493	6,016	23,314,000	4,828	3,949	7,149	0.8
MG	REPASOS	711	711	100	15,000	14,900	2,974	6,804,076	2,608	1,860	3,433	0.9
MG	ROSARIO	45	45	1	6,102	6,101	1,556	2,288,398	1,513	544	5,337	1.0
MG	SANTIAGO	405	405	8	16,840	16,832	2,651	8,614,453	2,935	1,292	3,452	1.1
MG	VIRGIN	3,585	3,585	23	38,900	38,877	5,265	30,456,000	5,519	2,232	7,960	1.0
MG	YUNGAY	287	287	36	26,740	26,704	3,806	14,797,000	3,647	2,062	4,950	1.0
NA %	GREGORIO	255	255	0.1	18.3	18.3	8.4	14.6	3.8	7.2	9.0	0.5
NA	MARIATER	198	198	0.3	22.6	22.4	9.2	18.1	4.3	7.7	10.1	0.5
NA	PETRON	556	556	0.2	24.1	23.9	9.7	19.0	4.4	8.1	10.8	0.4
NA	PUQUIOS	183	183	0.8	23.9	23.1	12.0	26.2	5.1	10.6	12.5	0.4
NA	REPASOS	711	711	1.0	24.7	23.7	8.7	17.5	4.2	7.7	8.7	0.5
NA	ROSARIO	45	45	0.1	14.9	14.8	7.3	14.0	3.7	5.3	10.2	0.5
NA	SANTIAGO	405	405	0.1	30.2	30.1	8.8	35.5	6.0	7.7	10.7	0.6
NA	VIRGIN	2,871	2,871	0.0	31.0	31.0	10.9	45.4	6.7	6.8	17.2	0.6
NA	YUNGAY	287	287	0.2	24.8	24.6	9.3	29.1	5.4	7.2	10.1	0.6
SOLUBLE %	GREGORIO	133	133	9.4	61.3	51.9	33.3	128.3	11.3	31.1	33.6	0.3
SOLUBLE	MARIATER	198	198	4.6	75.1	70.5	35.7	159.1	12.6	32.9	36.3	0.4
SOLUBLE	PETRON	283	283	23.2	96.3	73.1	66.7	227.7	15.1	64.8	66.9	0.2
SOLUBLE	PUQUIOS	139	139	15.0	89.8	74.8	52.8	241.2	15.5	50.3	53.1	0.3
SOLUBLE	REPASOS	711	711	11.4	86.7	75.3	39.8	167.1	13.7	37.5	39.6	0.3
SOLUBLE	SANTIAGO	80	80	4.3	88.9	84.6	36.1	319.4	17.9	31.3	36.9	0.5
SOLUBLE	VIRGIN	6,449	6,449	0.3	94.6	94.3	30.2	409.2	20.2	22.8	32.4	0.7
SOLUBLE	YUNGAY	69	69	29.1	93.2	64.1	69.1	221.8	14.9	67.3	69.3	0.2

Table 17-3 Composite Statistics

FIELD	Zone	Number of Samples	Minimum	Maximum	Range	Mean	Variance	Standard Deviation	Geometric Mean	Log Estimate of Mean	Coeff. Of Variation
I2 ppm	BONASORT	168	19	1,609	1,590	339	65,246	255	262	357	0.75
I2	GREGORIO	110	16	2,486	2,470	450	162,848	404	320	462	0.90
I2	MARIATER	218	7	2,346	2,339	416	76,538	277	336	433	0.66
I2	PETRON	446	35	3,054	3,019	553	150,370	388	456	550	0.70
I2	PUQUIOS	561	5	2,557	2,552	575	160,448	401	465	590	0.70
I2	REPASOS	293	24.4	3,135	3,111	491	104,096	323	416	493	0.66
I2	ROSARIO	20	12	1,926	1,914	479	97,639	312	385	528	0.65
I2	SANTIAGO	211	18	2,950	2,932	515	154,153	393	397	534	0.76
I2	VIRGIN	2078	6	5,604	5,598	649	193,153	439	529	664	0.68
I2	YUNGAY	226	20	3,743	3,723	491	193,632	440	330	535	0.90
NO3 ppm	GREGORIO	44	0.19	8.63	8.44	2.41	3.79	1.95	1.73	2.51	0.81
NO3	MARIATER	125	0.40	13.02	12.62	3.88	4.14	2.03	3.39	3.92	0.52
NO3	PETRON	304	tr	12.44	12.44	2.60	3.05	1.75	2.08	2.73	0.67
NO3	PUQUIOS	455	0.05	11.80	11.75	3.20	4.06	2.02	2.53	3.42	0.63
NO3	REPASOS	171	0.27	18.09	17.82	4.03	4.02	2.01	3.67	4.01	0.50
NO3	ROSARIO	14	0.61	23.65	23.04	4.53	18.89	4.35	3.26	4.45	0.96
NO3	SANTIAGO	111	0.22	10.69	10.47	3.41	4.34	2.08	2.82	3.47	0.61
NO3	VIRGIN	749	0.01	14.96	14.95	3.22	4.47	2.11	2.55	3.42	0.66
NO3	YUNGAY	159	tr	18.33	18.33	3.07	4.89	2.21	2.37	3.35	0.72
SO4 ppm	GREGORIO	44	5.5	42.3	36.8	23.9	58.6	7.7	22.5	24.2	0.32
SO4	MARIATER	125	5.1	38.5	33.4	17.6	39.3	6.3	16.5	17.7	0.36
SO4	PETRON	302	1.7	43.6	41.9	18.2	48.0	6.9	16.5	18.6	0.38
SO4	PUQUIOS	432	3.8	56.5	52.7	24.7	98.5	9.9	22.8	24.9	0.40
SO4	REPASOS	166	6.9	42.5	35.6	16.6	47.2	6.9	15.6	16.7	0.41
SO4	ROSARIO	14	8.6	29.7	21.1	17.2	24.5	4.9	16.4	17.2	0.29
SO4	SANTIAGO	111	5.4	37.4	32.0	16.4	48.0	6.9	15.0	16.5	0.42
SO4	VIRGIN	838	3.6	47.0	43.4	21.7	78.5	8.9	19.5	22.0	0.41
SO4	YUNGAY	159	1.4	38.3	36.9	12.2	33.9	5.8	10.8	12.3	0.48
THICK m	BONASORT	168	0.5	2	1.5	0.73	0.15	0.39	0.65	0.72	0.54
THICK	GREGORIO	110	0.5	2.5	2	0.83	0.27	0.52	0.71	0.81	0.62
THICK	MARIATER	217	0.5	3.5	3	1.09	0.55	0.74	0.89	1.08	0.68
THICK	PETRON	448	0.5	4	3.5	1.11	0.51	0.71	0.92	1.10	0.64
THICK	PUQUIOS	561	0.5	4	3.5	1.09	0.50	0.71	0.90	1.08	0.65
THICK	REPASOS	293	0.5	7.5	7	1.99	1.75	1.32	1.59	2.03	0.67
THICK	ROSARIO	20	0.5	2.5	2	1.13	0.55	0.74	0.91	1.12	0.66
THICK	SANTIAGO	211	0.5	5.5	5	1.28	0.82	0.91	1.01	1.28	0.71
THICK	VIRGIN	2081	0.5	8	7.5	1.55	1.09	1.05	1.26	1.56	0.67
THICK	YUNGAY	226	0.5	3	2.5	0.89	0.32	0.56	0.76	0.88	0.63
BORON ppm	GREGORIO	44	25	4,078	4,053	843	669,185	818	575	867	0.97
BORON	MARIATER	125	4	2,829	2,825	541	125,453	354	451	558	0.65
BORON	PETRON	213	tr	5,293	5,293	774	418,482	647	558	839	0.84
BORON	PUQUIOS	84	107	5,077	4,970	1,015	465,786	682	830	1,022	0.67
BORON	REPASOS	13	70	3,384	3,314	1,332	1,168,729	1,081	906	1,413	0.81
BORON	ROSARIO	14	tr	2,087	2,087	302	129,187	359	212	309	1.19
BORON	SANTIAGO	111	109	1,761	1,652	530	88,276	297	465	527	0.56
BORON	VIRGIN	298	21	3,941	3,920	931	391,061	625	763	941	0.67
BORON	YUNGAY	129	tr	2,630	2,630	705	224,322	474	560	733	0.67
CA ppm	GREGORIO	44	12460	25,790	13,330	17,758	7,358,798	2,713	17,556	17,757	0.15
CA	MARIATER	125	10255	34,250	23,995	18,728	8,227,705	2,868	18,512	18,729	0.15
CA	PETRON	217	9682	30,030	20,349	18,239	12,820,000	3,580	17,880	18,249	0.20
CA	PUQUIOS	197	8867	47,500	38,633	23,889	39,564,000	6,290	23,098	23,891	0.26
CA	REPASOS	159	12433	43,700	31,267	29,735	31,866,000	5,645	29,138	29,783	0.19
CA	ROSARIO	14	5189	22,450	17,261	14,518	25,939,000	5,093	13,408	14,705	0.35
CA	SANTIAGO	111	12648	28,490	15,845	17,818	9,413,772	3,068	17,554	17,817	0.17
CA	VIRGIN	703	900	48,600	47,700	18,227	51,379,000	7,168	16,525	18,535	0.39
CA	YUNGAY	129	9872	30,690	20,818	20,219	18,032,000	4,246	19,735	20,247	0.21
CL %	GREGORIO	44	0.2	10.6	10.4	2.9	6.2	2.5	2.0	2.9	0.9
CL	MARIATER	125	0.5	20.6	20.1	4.3	7.3	2.7	3.5	4.3	0.6
CL	PETRON	298	0.1	18.7	18.6	5.0	8.7	2.9	4.1	5.4	0.6
CL	PUQUIOS	341	0.5	30.5	30.0	6.8	21.6	4.6	5.4	7.1	0.7
CL	REPASOS	141	0.4	17.9	17.5	6.9	10.7	3.3	6.0	7.2	0.5
CL	ROSARIO	14	0.8	8.6	7.8	3.3	3.1	1.8	2.8	3.3	0.5
CL	SANTIAGO	111	0.9	19.5	18.6	5.7	12.9	3.6	4.7	5.7	0.6
CL	VIRGIN	594	0.1	24.4	24.3	7.6	17.7	4.2	6.2	8.2	0.6
CL	YUNGAY	159	0.1	30.3	30.2	8.8	26.8	5.2	7.1	9.4	0.6
K ppm	GREGORIO	44	356	11,090	10,734	3,570	7,773,440	2,788	2,691	3,597	0.78
K	MARIATER	125	859	17,520	16,661	3,925	7,439,831	2,728	3,329	3,865	0.69
K	PETRON	217	302	13,057	12,755	3,379	3,763,145	1,940	2,885	3,409	0.57
K	PUQUIOS	197	350	27,020	26,670	5,627	17,520,000	4,186	4,389	5,725	0.74
K	REPASOS	159	483	13,967	13,483	3,931	3,844,618	1,961	3,408	4,035	0.50
K	ROSARIO	14	1,073	8,414	7,341	3,162	4,513,846	2,125	2,648	3,121	0.67
K	SANTIAGO	111	316	11,890	11,574	3,187	3,408,586	1,846	2,745	3,187	0.58
K	VIRGIN	643	300	21,300	21,000	4,814	6,741,262	2,596	4,168	4,863	0.54
K	YUNGAY	129	192	15,793	15,601	2,518	4,386,268	2,094	1,991	2,487	0.83
KCLO4 ppm	GREGORIO	43	87	775	688	270	24,837	158	238	268	0.58
KCLO4	MARIATER	125	122	980	858	411	30,823	176	378	411	0.43
KCLO4	SANTIAGO	21	117	765	648	334	25,187	159	303	333	0.48
LI ppm	MARIATER	54	0.6	47.2	46.6	8.8	57.2	7.6	6.4	9.1	0.9
LI	PUQUIOS	68	0.0	64.6	64.6	17.4	296.8	17.2	12.1	19.7	1.0
LI	SANTIAGO	21	2.5	7.0	4.4	3.6	0.7	0.8	3.8	3.8	0.2
MG ppm	GREGORIO	44	51	15,740	15,689	5,411	13,768,000	3,711	3,695	6,998	0.69
MG	MARIATER	125	46	14,806	14,760	3,766	6,453,753	2,540	2,861	4,235	0.67
MG	PETRON	217	141	25,560	25,419	6,722	19,547,000	4,421	5,270	7,003	0.66
MG	PUQUIOS	197	400	27,570	27,170	6,441	12,490,000	3,534	5,407	6,659	0.55
MG	REPASOS	159	100	15,267	15,167	3,927	7,939,576	2,818	2,978	4,122	0.72
MG	ROSARIO	14	12	4,137	4,125	1,917	1,392,060	1,180	1,339	2,686	0.62
MG	SANTIAGO	111	31	9,656	9,625	2,749	4,275,577	2,068	1,796	3,332	0.75
MG	VIRGIN	703	55	38,900	38,845	6,531	19,016,000	4,361	4,867	7,361	0.67
MG	YUNGAY	129	36	18,150	18,114	3,730	8,128,623	2,851	2,366	4,954	0.76
NA %	GREGORIO	44	0	18	18	10	14	4	9	12	0.37
NA	MARIATER	125	1.1	19.8	18.7	8.6	10.2	3.2	8.0	8.8	0.37
NA	PETRON	213	0.7	19.6	18.9	9.8	10.5	3.2	9.2	9.9	0.33
NA	PUQUIOS	112	0.2	22.5	22.4	11.7	19.6	4.4	10.0	13.7	0.38
NA	REPASOS	137	2.8	24.3	21.4	9.1	15.3	3.9	8.3	9.2	0.43
NA	ROSARIO	14	3.1	14.9	11.8	8.4	6.2	2.5	8.0	8.4	0.30
NA	SANTIAGO	111	0.6	22.0	21.4	9.9	18.3	4.3	8.9	10.1	0.43
NA	VIRGIN	582	0.5	24.9	24.3	13.3	20.2	4.5	12.3	13.6	0.34
NA	YUNGAY	129	0.2	23.8	23.6	9.4	20.9	4.6	8.0	10.0	0.49
SOLUBLE %	MARIATER	110.0	10.5	62.2	51.7	35.3	84.1	9.2	34.0	35.5	0.3
SOLUBLE	PETRON	91.0	23.2	95.3	72.1	66.8	210.8	14.5	64.0	68.0	0.2
SOLUBLE	PUQUIOS	209.0	13.5	89.8	76.3	48.5	179.7	13.4	46.4	46.7	0.3
SOLUBLE	REPASOS	158.0	20.5	85.5	64.9	43.2	184.0	13.6	41.1	43.2	0.3
SOLUBLE	SANTIAGO	21.0	16.6	55.6	39.0	37.6	105.5	10.3	36.0	37.8	0.3
SOLUBLE	VIRGIN	519.0	6.6	83.4	76.9	42.9	326.1	18.1	38.7	43.4	0.4
SOLUBLE	YUNGAY	30.0	29.1	93.2	64.1	66.0	196.3	14.0	64.3	66.1	0.2

17.2 Modelling Methodology

This mineral resource estimation was completed using a block modelling approach, with the application of Datamine software. The general methodology applied is described in Figure 17-1 below.

Figure 17-1 Modelling Methodology


Modelling Methodology
Sample Data
Primary Caliche Thickness
Composites
Mined Limits
Volumetric Block Model
Geostatistical Analysis
Accumulations = Grade x Thickness
Property Limits
Interpolation
Grade = Accumulation /Thickness
Resource Block Model

The principal zones modelled are shown in Fig 17-2. In the creation of the volumetric block model, the additional limits of what has been mined out to date, as well as other property ownership limits, were also imposed. These limits pertain to the end of October, 2007.

Because the composite data represented complete caliche intersections of quite different thicknesses, subsequent iodine grade interpolation was based on grade accumulations. The interpolated accumulation values were then used with the modelled thickness values to back-calculate grade iodine values in the final 2D block model. In general the caliche being modelled was not extrapolated more than 50m beyond the limit of any exploration drilling.

For the northern part of the Aguas Blancas area, where all drilling has been completed within a grid of 100m or less, the blocks used measured 50m x 50m. For the southern part of Aguas Blancas, which has been drilled off only with 200m grids, the blocks used measured 200m x 200m. In both cases, the model also contained a height attribute for the changing caliche thickness.

Figure 17-2. Available Resources By Zone


N
ZONE
BONASORT
SAN GREGORIO
MARIA TERESA
PETRONILLA
PUQUIOS
REPASOS
ROSARIO
SANTIAGO
VIRGIN
YUNGAY
7326000 N
7324000 N
7322000 N
7320000 N
7318000 N
7316000 N
AGUAS BLANCAS
Available Resources By Zone

17.3 Geostatistics and Grade Interpolation

Statistical parameters were determined for the selected composite sets in each zone, as shown in Table 17-3. Log probability plots of accumulated as well as original sample grade values are shown in Appendix B. Variograms were generated for the iodine accumulation values within each zone. From these, model variograms were developed, again shown in Appendix B, with the model variogram parameters shown in Table 17-4.

As well as I_2 accumulations, NO_3 and SO_4 grades were handled in a similar way. However, for these fields, variograms of the direct grade values were determined, as was the I_2 grade for the Repasos.

Table 17-4 Model Variogram Parameters.

GRADE FIELD	ZONE	NUGGET	1st Structure a1 (m) X	1st Structure a1 (m) Y	1st Structure a1 (m) Z	C1	2nd Structure a2 (m) X	2nd Structure a2 (m) Y	2nd Structure a2 (m) Z	C2	3rd Structure a3 (m) X	3rd Structure a3 (m) Y	3rd Structure a3 (m) Z	C3
I2	Virgin	0.25	46	21	340	0.18	162	131	342	0.10	9999	242.122	338.39	0.04
	Puquios	0.27	180	165	845	0.36	276	579	840	0.08				
	Repasos	0.08	152	152	152	0.10	487	487	487	0.12				
	Santiago	0.38	136	136	136	0.33	786	786	786	0.18				
	Petronilla	0.48	473	534	428	0.38	9,999	642	857	0.14				
	Yungay	0.45	298	298	298	0.25								
Thickness	Virgin	0.46	227	227	227	0.26								
	Puquios	0.20	167	167	167	0.20	598	598	598	0.12				
	Santiago	0.51	257	257	257	0.25	725	725	725	0.18				
	Petronilla	0.14	143	143	143	0.06	577	577	577	0.07				
	Yungay	0.12	240	240	240	0.05	820	820	820	0.08				
NO3	Virgin	0.29	136	136	136	0.12	794	794	794	0.08				
	Santiago	0.16	329	329	329	0.11	958	958	958	0.07				
SO4	Virgin	0.06	127	127	127	0.02	492	492	492	0.03				
	Puquios	0.05	244	244	244	0.05	624	624	624	0.06				
	Santiago	0.06	310	310	310	0.07	974	974	974	0.06				
	Petronilla	0.60	486	486	486	0.40								
	Yungay	0.13	518	518	518	0.06								

Notes

. All I2 model variograms, with exception of Repasos, were dervived from accumulations

. Virgin I2 variograms were rotated by +45 degrees about Z axis

These model variograms parameters were used to develop both interpolation parameters as well as resource classification criteria. The interpolation parameters used are summarised in Table 17-5. A density value of 1.84t/m^3 was applied to virgin-type caliche material and 1.50t/m^3 was applied to the Repasos material. Details of density measurements made by Atacama are given in "Technical Report on the Aguas Blancas Property" by Adam Wheeler, dated January, 2007.

Table 17-5. Model Estimation Parameters

Grade Field	Zone	Search Distance(m) (1st ellipse)		Interpolation Method
		X	Y	
I2 accumulation and thickness	Virgin *	100	50	OK
	Puquios	150	150	OK
	Santiago	150	150	OK
	Petronilla	150	150	OK
	Yungay	150	150	OK
I2	Repasos	200	200	OK
NO3	All zones above	200	200	OK
SO4		200	200	OK
Other elements		200	200	OK
All fields	Bonasort	300	300	IPD
	Maria Teresa	300	300	IPD
	San Gregorio	300	300	IPD
	Rosario	300	300	IPD

Notes:

* Virgin axes rotated at 45 degrees about Z-axis
. I2 accumulation interpolated for all zones, except Repasos
. Final block = Accumulation/Thickness
. Repasos thickness determined from DTM
. Direct grade interpolation of I2 in Repasos
. Maximum number of composites used = 15
. Minimum no. of composites:

Search	Factor for Search Distances	Minimum No. of Composites
1st	1	4
2nd	2	3
3rd	4	1

. Density values used (t/m3):

1.84	All zones except Repasos
1.50	Repasos

For the measured resource classification, a drilling grid size of approximately 50m was selected, as this generally represented 2/3 of the total variability (sill) for accumulation variograms. The grid size of 100m was selected for the indicated resource classification, as this was generally near to or less than the observed variogram range. In summary, therefore, the resource classification criteria applied are shown in Table 17-6. These criteria were then used to demarcate a set of logical resource class boundaries, as depicted in Fig 17-3.

Table 17-6. Resource Classification Parameters

Grade	Description
Measured	Drilling grid 50m or less
Indicated	Drilling grid100m in at least one direction
Inferred	Drilling grid up to 200m

Fig. 17-4 shows the modelled primary caliche thickness in the 'available' parts of the block model i.e. with the exclusion of those parts already mined out or belonging to other parties. The modelled grade in the entire undiluted block model, for I_2, NO_3 and SO_4, are shown in Figures 17-5, 17-6 and 17-7 respectively.

Figure 17-3 Available Model – Resource Classification


N
MEASURED
INDICATED
INFERRED
AGUAS BLANCAS
Available Resources By Class

Figure 17-4 Available Model – Caliche Thickness


N
[0.00 . 0.50]
[0.50 . 1.00]
[1.00 . 1.50]
[1.50 . 2.00]
[2.CEILING]
AGUAS BLANCAS
Available Resources - Thickness (m)

Figure 17-5 Resource Model - I_2 Grade


N
7320000 N
7318000 N
0-200
[200,300]
[300,500]
[500,700]
[700 CEILING]
AGUAS BLANCAS
Available Resources - I2 Grade (ppm)

Figure 17-6. Resource Model - NO_3 Grade


N
[0 2,2)
(5.CEILING)
Available Resources - NO3 Grade (%)

Figure 17-7 Resource Model - SO_4 Grade


N
[ABSENT]
[0,10]
[10,15]
[15,20]
[20,30]
[30 CEILING]
AGUAS BLANCAS
Available Resources - SO4 Grade (%)

17.4 Model Validation

17.4.1 Overview

A number of steps were completed in connection with model validation, which included:

- Visual comparison of interpolated and drillhole composite grades from printed plans, as well as typical kriging weights used during interpolation.
- Global comparison of kriged grades with composite data and nearest neighbour statistics.
- Local comparison of kriged and nearest grades, on a series of parallel slices.
- Comparison with historical estimates.
- Reconciliation with production data.

17.4.2 Plans of Grades and Weightings

The grades determined in the measured and indicated parts of the resource block model, for the Virgin area, are shown in Figs 17-8, corresponding to I_2. Similarly the I_2 grades for indicated parts of the resource block model, for the Petronilla area, are shown in Figure 17-9. These figures also show the average composite grades in the same areas. In general the patterns of grade variation in the composites were clearly reflected in the corresponding block model grades.

Plans were also prepared of typical weightings applied to a measured resource block in the Virgin area, as well as to an indicated resource block in Petronilla area, are both shown in Figure 17-10.

17.4.3 Global Comparison of Grades

A comparison was made of the average model grades and thicknesses for each zone with the corresponding average grades from the composites sets. These comparative figures are summarised in Table 17-8. Both the average grade and thickness values compare favourably. In addition to this, alternative block model grades, derived by nearest neighbour interpolation and inverse-distance weighting, were also calculated. These values are also shown in the same table, and compare favourably.

Table 17-7 Global Comparison of Composites and Block Model

	Composites - Averages				Block Model					
					I_2 ppm					
Zone	I_2 ppm	NO_3 %	SO_4 %	Thickness m	Derived from Accumulation	Nearest Neighbour	IPD	NO_3 %	SO_4 %	Thickness m
VIRGIN	649	3.22	21.7	1.55	544	510	523	3.11	18.7	1.53
REPASOS	491	4.03	16.8	1.99	399	399	401	4.06	15.5	2.13
BONASORT	339			0.73	318	312	292			0.71
GREGORIO	450	2.41	23.9	0.83	424	413	383	2.45	20.3	0.79
MARIATER	416	3.68	17.6	1.09	404	393	363	4.08	17.8	1.03
PETRON	553	2.60	18.2	1.11	550	537	533	2.70	18.8	1.11
PUQUIOS	575	3.20	24.7	1.09	572	541	532	3.33	24.4	1.10
ROSARIO	479	4.53	17.2	1.13	452	431	447	5.28	17.0	1.00
SANTIAGO	515	3.41	16.4	1.28	514	455	445	3.55	15.7	1.25
YUNGAY	491	3.07	12.2	0.89	485	473	468	3.07	12.6	0.88

Notes

. No block cut-off applied to model evaluation
. Nearest neighbour and IPD grades used for comparison purposes only

Figure 17-8 Composites and Block Model - Virgin Area - I2


0-200
[200,300]
[300,500]
[500,700]
[700,CEILING]
AGUAS BLANCAS
N

Figure 17-9 Composites and Block Model - Petronilla Area - I2


0-200
[200,300]
[300,500]
[500,700]
[700,CEILING]
AGUAS BLANCAS
N

Figure 17-10 Examples of Applied Kriging Weights


EASTING
Kriging Weight Plot
Input sample file : nor_pcmp
X reference coordinate : 411725
Y reference coordinate : 7329115
X search distance : 200
Y search distance : 200
Zone : 1
AZONE : VIRGIN
Field : ACCUM
EASTING
Kriging Weight Plot
Input sample file : nor_pcmp
X reference coordinate : 414325
Y reference coordinate : 7320225
X search distance : 200
Y search distance : 200
Zone : 6
AZONE : PETRONILLA
Field : ACCUM

17.4.4 Local Comparison of Grades

Average model grades along model block slices were determined, stemming from both the kriged accumulations, and alternative grades derived from nearest neighbour interpolation and inverse distance weighting. For the measured and indicated blocks in the main northern areas, comparative swath plots for the I_2 grade were produced, as shown in Appendix B.

In general, the trends of the kriged grades and alternative grades are very similar, particularly on those slices with higher tonnages.

17.4.5 Comparison With Historical Estimates

Previous resource estimates have been compiled from PAH (1997 and 1999), AMEC (May 2005), Wheeler (End 2005) and Wheeler (Mid-2006), as summarised overleaf in Table 17-8. This also includes the results of the updated resource estimate in the current study. The total tonnages of all resource levels, including the inferred parts, have been added together for comparative purposes only, and are not of use for NI 43-101 reporting purposes in terms of total resources.

These results show quite varying quantities and grades. This is due to:

- Different applied cut-offs. The only figures available from PAH have effectively a zero cut-off.
- Different compositing methods. The PAH estimate used fixed length composites – hence the much higher tonnages and lower grades. The AMEC estimate made a sort of pseudo-three-dimensional model, interpolating directly from the 0.5m length original samples.
- Revision of density measurements.

The results from the different estimates are much more similar when the total quantity of contained iodine is considered. These results also reflect the effects of the different compositing and estimation methods.

In the Wheeler 2005 and the current study, the compositing and modelling methodology methods applied have been focussed on providing a resource and reserve estimation that corresponds with the applied mining method. These methods are drill-and-blast in the case of the End-2005 study and the continuous miner for all of the more recent studies.

The Repasos were not included as indicated resources in the end 2005 study because of the very wide spacing and the then available data. However, the additional calicatas data has then enabled some of the Repasos area to be classified as indicated.

The resource figures from the current study estimate obviously a major increase in resources, due to the additional exploration drilling that has now been completed.

Table 17-8. Historical Estimates

		Measured				Indicated				Measured+Indicated				Inferred				All Resources			
		kT	I2		Na2SO4	kT	I2		Na2SO4	kT	I2		Na2SO4	kT	I2		Na2SO4	kT	I2		Na2SO4
PAH	Virgin	5,173	307		22.7	54,390	268		22.7	59,563	272		22.7	17,480	184		22.0	77,043	252		22.6
Oct-97	Reposos	924	483		13.7	13,288	468		13.0	14,212	469		13.0	6,101	471		12.6	20,313	470		12.8
No Cut-Off	Total	6,097	334		21.4	67,678	309		20.8	73,776	316		20.8	23,581	256		19.6	97,366	296		20.6

[redacted]

		Measured				Indicated				Measured+Indicated				Inferred				All Resources			
		kT	I2		Na2SO4	kT	I2		Na2SO4	kT	I2		Na2SO4	kT	I2		Na2SO4	kT	I2		Na2SO4
PAH	Virgin	10,867	304			78,683	275			87,760	279										
Sep-98	Reposos					18,702	421			18,702	421										
No Cut-Off	Total	10,867	304		9.0	96,586	306		8.6	106,462	304			17,196	190			123,638	289		

[redacted]

		Measured				Indicated				Measured+Indicated				Inferred				All Resources			
		kT	I2		Na2SO4	kT	I2	NO3	Na2SO4	kT	I2	NO3	Na2SO4	kT	I2	NO3	Na2SO4	kT	I2	NO3	Na2SO4
AMEC	Virgin					26,152	511	2.48	18.8	26,152	511	2.48	18.8	23,118	378	2.8	7.3	49,270	448	2.65	13.4
May-05	Reposos					8,363	385	3.17	10.2	8,363	385	3.17	10.2	12,080	383	4.0	1.2	20,453	384	3.66	4.8
220ppm I2 cut-off	Total					34,616	483	2.66	16.7	34,616	483	2.66	16.7	35,208	384	3.2	5.2	69,723	433	2.96	10.9

[redacted]

		Measured				Indicated				Measured+Indicated				Inferred				All Resources			
		kT	I2	NO3	SO4	kT	I2	NO3	SO4	kT	I2	NO3	SO4	kT	I2	NO3	SO4	kT	I2	NO3	SO4
Wheeler	Virgin	582	908	1.86	27.7	20,064	609	3.03	21.1	20,858	618	2.98	21.3	12,277	638	2.9	21.8	32,933	624	2.96	21.4
End 2006	Reposos													18,028	426	4.1	9.2	18,028	426	4.06	9.2
200ppm I2 cut-off	Santiago													4,481	505	-	-	4,481	505	-	-
	Petronila													13,385	508	3.8	19.4	13,385	508	3.82	19.4
	Yungay													2,158	382	3.7	10.3	2,158	382	3.70	10.3
	Maria Teresa													8,170	441	-	-	8,170	441	-	-
	TOTAL	582	908	1.86	27.7	20,064	609	3.03	21.1	20,858	618	2.98	21.3	58,617	484	3.6	14.8	88,172	528	2.89	14.6

[redacted]

		Measured				Indicated				Measured+Indicated				Inferred				All Resources			
		kT	I2	NO3	SO4	kT	I2	NO3	SO4	kT	I2	NO3	SO4	kT	I2	NO3	SO4	kT	I2	NO3	SO4
	Virgin	3,898	613	1.92	28.2	16,508	604	3.11	19.2	20,407	605	2.86	20.8	4,266	585	3.74	18.5	24,673	602	3.03	20.5
	Reposos					7,127	365	4.08	13.1	7,127	365	4.08	13.1	8,863	434	4.02	17.3	15,990	403	4.05	15.4
Wheeler	Santiago													4,031	505	-	-	4,031	505	-	-
Jun-06	Petronila													12,023	508	3.82	16.1	12,023	508	3.82	16.1
200ppm I2 cut-off	Yungay													1,884	408	3.18	6.6	1,884	408	3.18	6.6
	Maria Teresa													7,333	441	-	-	7,333	441	-	-
	San Gregorio													13,436	366	-	-	13,436	366	-	-
	TOTAL	3,898	613	1.92	28.2	23,636	532	3.40	17.4	27,533	545	3.19	18.9	51,636	481	1.94	8.6	79,169	483	2.38	12.4

[redacted]

		Measured				Indicated				Measured+Indicated				Inferred				All Resources			
		kT	I2	NO3	SO4	kT	I2	NO3	SO4	kT	I2	NO3	SO4	kT	I2	NO3	SO4	kT	I2	NO3	SO4
Current	Virgin	4,440	627	3.30	25.5	13,356	563	3.00	18.1	17,796	579	3.08	20.0	1,834	417	3.68	11.4	19,730	563	3.16	19.1
Study:	Reposos	-				4,903	375	4.19	13.0	4,903	375	4.19	13.0	4,107	471	3.84	18.4	9,010	419	4.03	15.5
	Petronila	-				8,224	551	2.71	18.8	8,224	551	2.71	18.8	-				8,224	551	2.71	18.8
	Purquios	-				11,578	573	3.33	24.4	11,578	573	3.33	24.4	-				11,578	573	3.33	24.4
Wheeler	Santiago	-				4,487	528	3.53	15.8	4,487	528	3.53	15.8	-				4,487	528	3.53	15.8
Oct-07	Yungay	-				3,306	501	3.11	12.4	3,306	501	3.11	12.4	-				3,306	501	3.11	12.4
200ppm I2 cut-off	Maria Teresa	-				-				-				15,427	428	3.98	17.8	15,427	428	3.98	17.8
	San Gregorio	-				-				-				6,425	483	2.45	20.7	6,425	483	2.45	20.7
	Bonasort	-				-				-				7,074	368			7,074	368		
	Rosario	-				-				-				1,078	456	5.30	17.0	1,078	456	5.30	17.0
	TOTAL	4,440	627	3.30	25.5	46,036	538	3.21	18.7	51,276	543	3.21	19.3	36,044	431	2.93	14.6	87,320	497	3.10	17.3

N.B. These total 'All Resources' figures are for comparative purposes only – they are not used or applicable in terms of mineralised resource estimates

17.4.6 Reconciliation

For mining operations in the Virgin area between February 2006 and October 2007, covering all production mined with the continuous miner, data from 96 mining blocks were analysed. Results were obtained for production results, the mine's own short-term planning evaluations (from the recent 50m x 5om drilling) and evaluation of the same mining block outlines with block model used in the previous June 2005 study. These results were then used to determine updated mining factors relevant for the continuous miner. These results, along with reconciliation data for the Repasos area, are summarised below in Table 17-9.

Table 17-9. Reconciliation Results

	Virgin Material		Repasos	
	Tonnes kT	I2 ppm	Tonnes kT	I2 ppm
Production Records	3,348	732	1,781	432
Short-Term Planning	3,405	736		
2006 Block Model				
Direct	3,522	726	1,913	392
After Mining Factors Applied	3,344	720	1,657	344

Notes

. Mining Factors:

	Virgin	Repasos
Dilutant Grade (I_2 ppm)	65	65
Dilution	1%	14%
Mining Recovery	94%	76%

. Virgin reconciliation is derived from 96 mining blocks material mined by continuous miner, Feb 06 - Oct 07

. Repasos reconciliation comes from production from Jun 06 - Oct 07

. Production records come from truck counts and samples taken on the piles

. Short term planning data comes from the mines' calculations based on 50m x 50m drilling

For the mining blocks mined out by the continuous miner, comparative plots were also prepared for tonnes and iodine grades, as shown in Figure 17-11 and Figure 17-12, respectively. These show a favourable comparison of grades and tonnages, with correlation coefficients of approximately 80%, and best-fit line slopes within 2% of 100%.

The Repasos mining factors were determined from a previous study, for a larger overall area, and which seemed more typical than the area mined over that last year.

Figure 17-11 Comparison of Mining Block I2 Grades


Mining Block I2 Grade Comparison
Truck/50m Drilling
Block Model
Model v Truck Samples
Model v 50m Drilling Data
0
200
400
600
800
1,000
1,200
1,400

Figure 17-12 Comparison of Mining Block Tonnages


Mining Block Tonnage Comparison
Planned/Truck
Block Model
Versus Truck Tonnes
Versus Planned Tonnes
0
20,000
40,000
60,000
80,000
100,000
120,000
140,000
160,000

17.5 Heap Leach Piles

Along with the in-situ geological resource estimate, the remaining material in the heap leach piles has now also been considered a potential resource. Much of the heap leach recovery has been at approximately 50%, and with some of the original pile grades at above 600 ppm of iodine, the remaining grades may still be economic for potential processing in the agitated leach plant. An estimation of the remaining material on the spent heap leach piles has now been completed, based Atacama's records of material placed on the piles, starting from the beginning of 2001. This has taken into account the leached material and overall weight losses, and covers 95 separate piles. The final results of these calculations are shown in Table 17-10. This material has been classified as inferred resources, as more sampling work is required to verify the piles' grades, to improve the piles' resource categorisation. The lowest remaining pile grade is 219ppm. The evaluation of this remaining piles' material gives a total of 14.6Mt at an average I_2 grade of 427ppm.

Check volume calculations were also completed for some of the piles, based on an airborne topographical survey completed in October 2006.

Table 17-10. Heap Leach Pile Contents

PILE	Tonnage t x 1000	I_2 ppm	PILE	Tonnage t x 1000	I_2 ppm
Pila 1	167	376	Pila 28-B	113	447
Pila 2	136	417	Pila 45	143	453
Pila 3	216	541	Pila 46	173	487
Pila 4	197	524	Pila 29-B	122	514
Pila 5	184	420	Pila 47	166	391
Pila 6	118	428	Pila 30-B	136	453
Pila 7	125	414	Pila 37-B	123	370
Pila 8	121	309	Pila 39-B	134	302
Pila 9	155	346	Pila 40-B	133	377
Pila 10	118	424	Pila 48	120	337
Pila 11	128	609	Pila 49V	56	327
Pila 12	142	558	Pila 50	123	351
Pila 13	139	495	Pila 25-B	101	381
Pila 14	138	430	Pila 51 V	68	402
Pila 15	129	456	Pila 24-B	137	419
Pila 16	136	455	Pila 52 V	113	420
Pila 17	141	415	Pila 53	173	372
Pila 18	164	402	Pila 23-B	122	388
Pila 19	160	405	Pila 54 V	159	360
Pila 20	142	430	Pila 55	169	372
Pila 21	166	445	Pila 21-B	84	410
Pila 22	169	427	Pila 22-B	99	517
Pila 23	149	451	Pila 56 V	88	442
Pila 24	167	424	Pila 57	196	560
Pila 25	159	480	Pila 58 V	135	494
Pila 26	156	525	Pila 59	198	404
Pila 27	134	518	Pila 41-B	97	219
Pila 28	123	403	Pila 60	216	335
Pila 29	160	470	Pila 42-B	85	247
Pila 30	148	442	Pila 3-B	98	476
Pila 8-B	99	451	Pila 43-B	99	238
Pila 6-B	96	518	Pila 61	335	440
Pila 5-B	113	463	Pila 44-B	126	257
Pila 31	165	508	Pila 62	292	512
Pila 32	179	429	Pila 31-B	133	341
Pila 33	72	357	Pila 63	177	405
Pila 34	159	316	Pila 32-B	117	263
Pila 35	179	311	Pila 33-B	45	451
Pila 36	128	299	Pila 64	311	477
Pila 37	159	298	Pila 48-B	107	327
Pila 38	38	403	Pila 65	349	481
Pila 39	204	400	Pila 50-B	124	370
Pila 40	204	390	Pila 46-B	144	402
Pila 41	175	379	Pila 66	384	605
Pila 42	208	325	Pila 47-B	135	383
Pila 43	197	383	Pila 67	385	582
Pila 44	180	346	Pila 45-B	146	391
			Pila 68	267	465
			Total	14,596	427

17.6 Mineral Resource Estimation

The resultant geological block model was evaluated, with respect to zone and resource class, and combined with the additional piles resources, gives the overall evaluation shown in Table 17-11.

Table 17-11. Resource Evaluation
As At 31st October, 2007

Zone	Measured				Indicated				Measured + Indicated			
	Tonnes t x 1000	I_2 ppm	NO_3 %	SO_4 %	Tonnes t x 1000	I_2 ppm	NO_3 %	SO_4 %	Tonnes t x 1000	I_2 ppm	NO_3 %	SO_4 %
Virgin	4,440	627	3.30	25.5	13,356	563	3.00	18.1	17,796	579	3.08	20.0
Repasos	-				4,903	375	4.19	13.0	4,903	375	4.19	13.0
Petronilla	-				9,224	551	2.71	18.8	9,224	551	2.71	18.8
Puquios	-				11,578	573	3.33	24.4	11,578	573	3.33	24.4
Santiago	-				4,467	528	3.53	15.8	4,467	528	3.53	15.8
Yungay	-				3,308	501	3.11	12.4	3,308	501	3.11	12.4
TOTAL	4,440	627	3.30	25.5	46,836	535	3.21	18.7	51,276	543	3.21	19.3

Zone	Inferred			
	Tonnes t x 1000	I_2 ppm	NO_3 %	SO_4 %
Virgin	1,934	417	3.9	11.40
Repasos	4,107	471	3.8	18.43
Maria Teresa	15,427	428	4.0	17.79
San Gregorio	6,425	483	2.4	20.69
Bonasort	7,074	368	-	-
Rosario	1,078	458	5.3	17.04
Heap Leach Piles	14,596	427	-	-
TOTAL	50,641	430	3.7	18.07

Notes

. Cut-off applied of 200ppm I2
. SO4 and NO3 assays not available for Bonasort and the remainin heap leach piles
. Resource figures above are undiluted, but based on minimum width of 0.5m

A grade-tonnage table for measured and indicated portion of the resources is shown in Table 17-12, with a corresponding grade-tonnage curve in Figure 17-13.

Table 17-12. Grade-Tonnage Table - Measured and Indicated Resources

I_2 Cut-Off ppm	TONNES Mt	I_2 ppm	NO_3 %	SO_4 %
200	51	543	3.21	19.3
220	50	549	3.22	19.4
240	50	555	3.22	19.5
260	49	561	3.21	19.6
280	47	568	3.20	19.7
300	46	577	3.20	19.9
320	44	588	3.20	20.1
340	42	598	3.19	20.3
360	41	609	3.19	20.4
380	39	620	3.18	20.6
400	37	633	3.18	20.7
420	35	646	3.19	20.9
440	32	661	3.19	20.9
460	30	676	3.20	21.0
480	28	694	3.20	21.2
500	26	711	3.21	21.2
520	23	730	3.22	21.3
540	22	748	3.22	21.4
560	20	765	3.22	21.5
580	18	784	3.22	21.6
600	17	802	3.21	21.6

Figure 17-13. Grade-Tonnage Curve - Measured and Indicated Resources



Grade-Tonnage Curve - Measured and Indicated Resources Only
Mt
0
10
20
30
40
50
60
I2 Above Cut-Off %
0
100
200
300
400
500
600
700
800
900
200
250
300
350
400
450
500
550
600
I2 Cut-Off %
Tonnes Above Cut-Off
Average Grade Above Cut-Off

17.7 Economic Calculations

17.7.1 General

The company is currently producing iodine from heap leach operations, however, on 1st April 2008 the 500 tonne per hour agitated leach plant will be commissioned and heap leaching will cease. Plans for production of sodium sulphate have been shelved, but plans to produce potassium nitrate are under consideration.

Since the primary product is iodine, all costs are applied to iodine production. If in the future a nitrate or sulphate plant is built, then the contribution these salts make to the operating profit will be included incrementally in the calculation of the cut-off grade.

All costs are in US dollars unless stated otherwise.

17.7.2 Mining Costs

A mining contract was signed in October 2005 with the mining contractor INCOPESA, agreeing the unit costs for mining and hauling (and preparation of heap leach bases), for a period of 7 years. INCOPESA supplies all the equipment. Regarding the mining, this can be by drill and blast, or by the continuous miner. The continuous miner arrived on site in February 2006 and has since been providing the majority of caliche production. A photograph of the continuous miner, in operation at Aguas Blancas, is shown in Appendix C.

The continuous miner cuts a trench 4m wide and about 0.5m deep, depending on the hardness of the caliche.

The mining costs involve the removal of the immediate sandy layer of 'chusca' by bulldozer, followed by mining of the underlying caliche. Mineral can be either (a) trucked to create heaps for leaching, or (b) trucked direct to the agitation leach hopper. The actual cost of hauling varies directly with distance. The contractor mining costs also vary according to production, with higher tariffs when production exceeds 230,000 tonnes per month.

Mining costs were based on a typical annual production mix, as shown in Table 17-13.

Table 17-13 Typical Annual Production

Continuous Miner	Tonnes/year	2,400,000
Repasos	Tonnes/year	550,000
Drill and Blast	Tonnes/year	550,000

The Atacama Minerals 2008 budget was carefully reviewed and from it the following unit costs derived, as shown in Table 17-14. The Repasos and Drill/Blast production has to be crushed and screened prior to the grizzly at the ALP.

Table 17-14 Unit Mining Costs

Bulldozing "chusca"	\$/m2	0.303
Continuous Mining	\$/t	0.424
Fuel for Cont Miner	\$/t	0.163
Load/Haul first 100m	\$/t	0.487
Haul (tonnes-km)	\$/t-km	0.094
Fuel for Haulage	\$/t-km	0.156
Repasos mining	\$/t	1.067
Fuel for Repasos mining	\$/t-km	0.078
Crushing/screening (Repasos + Drill/blast)	\$/t	1.155

17.7.3 Processing Costs

Up to the current time, the company has only produced iodine from heap leaching, but as it intends to completely switch to agitation leach on 1st April 2008, the costs for heap leaching are not being applied for reserve estimation purposes.

The company will treat all caliche by agitated leach. The full process includes crushing/screening and dissolving salts in a counter current decantation and agitation leach circuit, before iodine production in blow-out towers. For block value calculation purposes, costs incurred up to the point of entry into agitation leach plant have been broken down per tonne of ore. For all costs incurred after and including the agitation leach plant, costs have been determined per kg of iodine product. The processing-related costs have therefore been derived, from budget 2008 figures, and are summarised in Table 17-15. As the overall operation is limited by the amount of iodine it can produce (1,500t/year from the blow-out towers), it is appropriate to assign other fixed costs, such as office expenses, as being per unit of iodine product.

Table 17-15 Processing Costs

Description	Unit	Value
Power, labour and parts > ore preparation and crushing	\$/t ore	0.992
Power, reagents and fuel > ore preparation and crushing	\$kg I2 product	5.07
Maintenance, labour and work camp > processing	\$kg I2 product	3.34
Santiago office expenses	\$kg I2 product	1.06

17.8 Mineral Reserve Estimation

17.8.1 Mining and Economic Parameters

Prior to the application of revenue and cost factors, the mining factors determined from the reconciliation were applied. For the Repasos area, where it is not possible to use the continuous miner, more pessimistic mining factors were used, stemming from the 2005 drill-and-blast reconciliation study. These factors in the current study are summarised below in Table 17-16.

Table 17-16 Mining Factors

	Previously Unworked Caliche	Reworked Repasos
Method	Continuous Miner	Selective mining and breaking/blasting
Dilution	**1%**	**14%**
Dilutant Grade I2 ppm	**65**	**65**
Mining Recovery	**94%**	**76%**

Leading on from the economic calculations derived in Section 17.7, economic parameters were determined for direct application to the block model. These parameters are summarised in Table 17-17.

.

Table 17-17 Economic Parameters

Description	Unit	Values		
Price of iodine	$/kg	23		
Agitated leach recovery	%	92.00%		
Iodine plant recovery	%	85.50%		
Global recovery	%	78.66%		
Iodine processing cost	$/kg I2	9.468		
		Previously Unworked Caliche	Reworked Repasos	Repasos Areas *
Mining and crushing cost	$/t	2.29	3.21	2.98
Haulage cost	$/t-km	0.25	0.078	0.121
Stripping cost	$/m2	0.303	-	-

Notes

. Based on last year's production, 25% of 'Repasos' areas contain unworked virgin material - hence applied costs are weighted averages

17.8.2 Reserve Evaluation and Production Scheduling

Based on the calculated economic parameters, and applied mining factors, the potential profit in each block of the block model was calculated. This profit calculation therefore took into account:

- The thickness, tonnage and iodine grade of each block.
- The distance of each block from the crusher into the ALP (for the haulage cost)
- The area of each block (for the stripping cost)

The blocks which could be mined profitably were flagged as ore. For the main northern part of the deposit, which contains all of the measured and indicated resources, blocks measured 50m x 50m, which is the same mining selectivity that can be applied for application of the continuous miner. The profitable regions blocked out in this way, stemming from the measured and indicated resources areas, therefore constitute the mining reserves. The resultant reserve evaluation is shown below in Table 17-18. These reserves are depicted in Figure 17-14.

Table 17-18 Mineral Reserve Evaluation As At 31st June, 2006

	Proven				Probable				Total			
Zone	Tonnes t x 1000	I2 ppm	NO_3 %	SO_4 %	Tonnes t x 1000	I2 ppm	NO_3 %	SO_4 %	Tonnes t x 1000	I2 ppm	NO_3 %	SO_4 %
Virgin	4,084	629	3.27	25.2	10,226	627	3.02	19.6	14,310	627	3.09	21.2
Repasos					1,528	451	3.73	10.7	1,528	451	3.73	10.7
Petronilla					7,397	588	2.72	19.1	7,397	588	2.72	19.1
Puquios					9,759	599	3.33	24.2	9,759	599	3.33	24.2
Santiago					2,783	637	3.36	16.8	2,783	637	3.36	16.8
Yungay					1,961	604	2.99	12.5	1,961	604	2.99	12.5
TOTAL	4,084	629	3.27	25.2	33,655	602	3.10	19.8	37,739	605	3.12	20.4

Notes

. Reserves were blocked out, based on economic profit from iodine

. Mining factors applied of:

. Virgin - 1% dilution, 94% mining recovery

. Repasos -14% dilution, 76% mining recovery

. Economic criteria included the following price:

Iodine $/tonne 23,000

Additional inferred material, blocked out within those portions of the in-situ inferred resources which could be potentially economic, is summarised in Table 17-19, and is depicted in **Error! Reference source not found.**. These do not include any of the spent heap leach piles.

Table 17-19. Additional Inferred Resources

	Inferred			
Zone	Tonnes t x 1000	I2 ppm	NO_3 %	SO_4 %
Virgin	1,160	478	4.02	11.2
Repasos	2,365	481	3.68	18.4
Maria Teresa	4,954	600	3.68	18.4
San Gregorio	1,659	771	2.85	24.7
Bonasort	512	743		
Rosario	163	818	4.02	19.4
TOTAL	10,813	597	3.42	17.7

Figure 17-14 Mineral Reserves


N
Reserves
PROVEN
PROBABLE
AGUAS BLANCAS
Mining Reserves

Figure 17-15 Mineral Reserves and Additional Inferred Resources


N
PROVEN RESERVES
PROBABLE RESERVES
ADDITIONAL INFERRED
AGUAS BLANCAS
Mining Reserves + Blocked-Out Additional Inferred

In the development of the mining schedule, initial high-profit zones were delineated for early extraction. Extracting these areas of higher grades earlier reduces the amount of crushing required in these years. Within each mining area, blocks were generally sequenced from north to south.

Based on these blocked-out reserves, a production schedule was developed, in order to produce approximately 1,500t of sellable iodine per year. This required an ore mining rate of approximately 2.5Mtpya for the first 5 years, and increasingly steadily thereafter. The depletion of the mining reserves covers a period of approximately 12 years. The quantity of inferred resources suggests a potential extension of mine production, of another 3 years. A plan of this mining schedule is depicted in Figure 17-16. The results of this schedule were then utilised with the compiled economic parameters to derive an estimation of cashflow over the depletion of the mining reserves, and a preliminary estimate of the cashflow when considering the additional inferred resource. These cashflows are reported in Section 19.3.

Figure 17-16 Mining Schedule


N
YEAR
[2007]
[2008]
[2009]
[2010]
[2011]
[2012]
[2013]
[2014]
[2015]
[2016]
[2017]
[2018]
[2019]
[2020]
[2021]
[2022]
[2023]
AGUAS BLANCAS
Mining Schedule

18 OTHER RELEVANT DATA AND INFORMATION

18.1 Geotechnical Studies

There are no geotechnical studies available concerning the mining operations at Atacama. Owing to the very shallow cuts which are made in order to extract the caliche, typically 2-3m, no geotechnical problems are anticipated.

18.2 Hydrogeology

Water Management Consultants (Chile) Limitada (WMCCL) were requested to review the existing hydrogeological data, manage and supervise a drilling program and assess the groundwater resources in the Aguas Blancas area. The existing available data included studies performed by CORFO between 1971 and 1972, as well as subsequent studies performed by Hernan Valenzuela N.

The project is located in one of the driest deserts in the world, with average annual rainfall below 10 mm per year and very high evaporation rates. The potential for groundwater recharge from precipitation is, therefore, very low, but recharge takes place due to deep percolation of groundwater from higher altitudes.

CORFO suggested that only about 20% of precipitation actually infiltrates the aquifer, and Hernán Valenzuela proposed a recharge value of 350 l/s. WMCCL estimated an effective recharge of the order of 150 l/s. The preliminary estimate of the total volume of groundwater available from the storage in the area of interest is, therefore, of the order of some 595,000,000 m3.

Based on a mine life of 20 years at an estimated consumption rate of 120 l/s, the volume of water required for the overall mine operation is of the order of 75,000,000 m3. Bateman/Parsons (1998) concluded that sufficient supply is available from both the throughflow and storage components.

18.3 Environmental Studies

In 1997, Atacama prepared and presented an Environmental Impact Study for the Aguas Blancas project to the Regional Commission of the Environment (COREMA), which issued the Exempt Resolution Nr. 012 of August 7, 1997 in favour of Atacama (PAH, 1997b).

The main points of Atacama's EIA study are summarized below (excerpts from Bateman/Parsons, 1998):

- The area lacks the basic conditions for the existence of wildlife. The existing vegetation is associated with a few wells and almost all of it has been planted. Some animals were observed, all of them associated with the wells.
- There are no surface watercourses. The hydrologic potential of the Aguas Blancas sector lies basically on the exploitation of groundwater resources. Existing water rights for the area amount to a total 130 l/s. Background data indicate that the sector's water recharging rate ranges between 17 l/s and 180 l/s.
- Air quality in the project service area, expressed in terms of particulate matter and sulphur dioxide (S02) concentration levels, is considered as good. Concentration levels of both parameters lie under the regulated limits.
- The ruins of eight former nitrate works rest in the outskirts of the facilities. None of the former works has been saved from looters and all wooden remains have been removed. A pre-Hispanic geoglyph was identified close to the former San Martín nitrate oficina, 8 km away from the plant.
- Main adverse effects on the environment could show in the groundwater resource, in

which case the alternative is the recharging theory, and on road infrastructure and vehicle traffic, in which case the transportation alternative would be truck haulage.
• Less important, due to its distance from inhabited places, are the impacts on air quality and noise levels.
• No impacts are foreseen on the biological components or the cultural sites. As to the latter, the project should prepare an Environmental Management Plan to protect them.
• The Aguas Blancas project benefits the socio-economic component, especially in the region's employment and income levels. Indeed, 275 new jobs would be generated, implying an economic input of at least US$3 M/year. Regional labour will be preferred to strengthen these effects.
• Each impact identified for the Aguas Blancas project is associated with remedial measures that ensure the fulfillment of the environmental legislation in force. Similarly, the project considers a number of actions intended to prevent and control environmental risks.
• The project considers an air, groundwater and noise component monitoring program. PM10 concentration levels in air, piezometric levels and water quality will be measured, and sound pressure levels will be recorded. Reports with the monitoring data shall be forwarded to Region II's COREMA.

Atacama has prepared a reclamation plan, to be put in place at the end of the operation, and consisting of the following steps (excerpts from Bateman/Parsons, 1998):

• Buildings and structures above grade will be removed from the area. Concrete slabs and foundations at and below grade throughout the plant site area will be covered with 0.5 m of adjacent borrow waste.
• Earth piles of mine waste will be left untouched. Mine roads will be left untouched.
• The tailings pond and pile, the ponds, both lined and unlined, will be left untouched with the contained residue in place. Covers will be removed and commercially disposed.
• Water wells will be capped. Pumps and connecting pipe spools will be removed. Concrete foundations and surface pipelines will be buried in place with 0.5 m adjacent borrow fill or removed, at the company's choice.
• Electrical distribution system will be taken down, the poles and copper cable removed from the site and commercially disposed.
• Trash landfills will be smoothed and buried with 0.5 m of adjacent borrow fill.
• Access roads will be untouched. In-plant roads will also be left untouched.

Atacama submitted an application for an amendment (DIA) to their existing environmental permit (EIA) to the Chilean Authorities (CONAMA) on October 12th, 2006. The main items in this application are:

• An increase in iodine production from 1,000 tonnes per year to 1,500 tonnes per year.
• Sulphate production from 150,000 tonnes per year to 300,000 tonnes per year.
• Nitrate production from 70,000 tonnes per year to 115,000 tonnes per year.
• Use of water from 70 litres per second to 134 litres per second.
• Expansion of pond area from 1.24 million square metres to 2.74 million square metres.
• The use of electrical generator equipment using #5 fuel oil.

Region II COREMA approved this DIA through Resolución Exenta N° 054/2007 on February 19th, 2007.

Atacama also submitted a DIA for a new power system to bring CDEC-SING power to the site. This DIA was approved through Resolución Extenta No. 0308/007 on September 28th, 2007.

No towns or populated areas fall within the boundaries of the Property, and in general the local communities in northern Chile have a favourable attitude towards mining. Adam Wheeler is not aware of any existing environmental liabilities on the Property. However, Adam Wheeler did not audit or conduct a detailed environmental review of the Property as part of this report.

19 REQUIREMENTS FOR TECHNICAL REPORTS ON PRODUCTION AND DEVELOPMENT PROPERTIES

19.1 Mining Operations

Up to the end of 2005, the caliche material was broken up by drill and blasting operations. However, since February 2006 the caliche has been broken up by a continuous miner. The principal difference is in the size of the product, with the continuous miner mostly producing less than 6 inch material. The current mining plan is to use the continuous miner for all virgin-type caliche material.

For a new virgin mining block, stripping of the loose chusca material (approximately 0.5m thick) is first carried out using a bulldozer, and accumulated at the sides of the block. The continuous miner then breaks up the caliche material down to a depth of approximately 0.5m. This -6 inch material is then mucked out using CAT980 front end loaders (5.4 m^3 buckets) into 22 m^3 trucks – approximately 35t. These currently haul the material to the leach pads, but in the future will haul the material straight to the agitation leach plant. The continuous miner then makes another cut down into the caliche and the process is repeated. The total number of cuts required in any block obviously depends on the local thickness of the caliche. As the base of the caliche is approached, certain areas of the mining block may be excluded from the last cut.

The continuous miner has shown it is capable of producing about 200,000 tonnes per month

19.2 Plant Operation

Up to the present time the majority of the broken caliche ore is being treated by heap leaching. However, from 1st April, 2008 the company intends to treat all mineral by agitated leach. The full process includes crushing/screening and dissolving salts more efficiently in a counter current decantation and agitation leach circuit.

19.3 Economic Aspects

19.3.1 Markets

The sales price of iodine goes up and down according to the market situation. At the moment the market is good and the prices are higher than for a long time. The iodine price used in the current study is about the average of the last 12 months, as summarised in Table 19-1.

Table 19-1 Atacama Iodine Sales Nov 06 – Oct 07

	Sales (tonnes)	Price (USD/Kg)	
Nov	43.2	22.00	22.00/kg (Nov–Dec)
Dec	89.8	22.00	
Jan	71.6	22.50	
Feb	111.4	22.50	22.50/kg (Jan–Mar)
Mar	111.4	23.00	
Apr	93.2	23.00	
May	111.4	23.00	23.00/kg (Apr–June)
June	109.1	23.05	
July	91.1	23.44	
Aug	69.5	23.42	23.50/kg (July–Sept)
Sept	91.1	23.44	
Oct	95.7	23.89	
TOTAL	**1,093.0**	**22.98**	

Chilean exports are nearly 14,000 tonnes per year, thus Atacama has a little less than 10% of the market share.

19.3.2 Contracts

The mining contract 2006-2013, appears to be working well. The authors are not aware of any other major long term contracts affecting the operation.

19.3.3 Taxes

The authors are not aware of any changes in corporate taxation that may arise. The current taxation rules have been used in the current study.

19.3.4 Operating Cost Estimates

The current estimate of average operating costs, over the planned depletion of reserves, is approximately $25M per year. These costs include mining operations and processing for the production of iodine. The operating costs are influenced by many factors that are related to capital investment, and will evolve as the company makes its investment decisions.

19.3.5 Economic Analysis

The cashflow forecast stemming from the current mining plan is summarised below in Table 19-2. This cashflow stems from mineral reserves only.

Table 19-2 Cashflow Forecast

Year	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016	2017	2018	2019
Operating Costs	3.4	20.7	22.2	22.6	22.7	24.3	24.9	26.0	28.1	28.8	28.7	29.4	29.8
Revenue	3.9	31.7	34.5	34.5	34.6	34.5	34.5	34.5	34.5	34.5	34.6	34.6	34.5
Operating Cashflow (before	0.5	11.0	12.3	11.9	11.9	10.2	9.6	8.5	6.4	5.7	5.9	5.2	4.7

N.B. based on mineral reserves only

The decline in operating cashflow, particularly after about 5 years, is principally due to:

- Increase in direct mining costs, as lower grades have been scheduled for the later years, and so more material has to be mined to get the iodine production by year.
- Increase in transport costs, as in later years the exploited reserves are at greater distances from the agitation leach plant.

However, these later cashflows may be improved in the future, with potential changes to:

- Transport methods.
- Transport equipment.
- Mining methods and equipment.
- Iodine prices.

20 CONCLUSIONS AND RECOMMENDATIONS

The evaluation work was carried out and prepared in compliance with NI43-101, as well as according to the guidelines of the Council of the Canadian Institute of Mining, Metallurgy and Petroleum.

The updated resource estimations of all modelled zones are shown below in Table 20-1 and Table 20-2, incorporating all of the available drillhole data and revised density measurements, for a cut-off grade of 200ppm I_2. No mining factors, such as dilution or mining recovery have been applied to these resource figures, but they are based on minimum thickness of 0.5m.

Table 20-1 Measured and Indicated Mineral Resource Estimate
At 31st October, 2007

	Tonnes t x 1000	I_2 ppm	NO_3 %	SO_4 %
Measured	4,440	627	3.30	25.5
Indicated	46,836	535	3.21	18.7
Total	**51,276**	**543**	**3.21**	**19.3**

N.B. Mineral resources evaluated using a block cut-off of 200ppm I_2. Measured and indicated resources shown are inclusive of reserves.

Table 20-2 Inferred Mineral Resource Estimate
At 31st October, 2007

	Tonnes t x 1000	I_2 ppm	NO_3 %	SO_4 %
Inferred	**50,641**	**430**	**3.65**	**18.1**

Reconciliation data has been collected since February 2006, in particular for the mining blocks which have been extracted by the continuous miner. This enabled updated mining factors to be calculated, and applied in subsequent reserve calculations. The resultant reserve estimate is shown below in Table 20-3. These reserves are contained in the Virgin, Repasos, Puquios, Petronilla and Santiago areas. The reserves were derived by blocking out those areas of measured and indicated resources, which can make a profit, based on the iodine revenue.

Table 20-3 Mineral Reserves Estimate
At 31st October, 2007

Category	Tonnes t x 1000	I_2 ppm	NO_3 %	SO_4 %
Proven	4,084	629	3.27	25.2
Probable	33,655	602	3.10	19.8
TOTAL	**37,739**	**605**	**3.12**	**20.4**

N.B. In determining mining reserves, block values were calculated based on a price of $23,000/t for iodine.

For these reserves, a mining schedule and corresponding economic cashflow was developed.

The following recommendations have been made:

1. **On-going Density Measurements.** Any new areas which will be drilled off for conversion into reserves should have at least one set of density measurements.

2. **Heap Leach Pile Sampling.** The remaining material in the heap leach piles has currently been classified as an inferred resource. In order to promote the categorisation of these resources, sampling is required to confirm the grades derived from the inventory information. For categorisation of these pile contents as reserves, additional test work would be required to confirm expected agitation leach recoveries.

3. **QA/QC Procedures.** Some additional steps are required to bring Atacama's QA/QC program up to normally accepted international standards:
   - A single person should be made responsible for the QA/QC program, and he should periodically collate all material related to QA/QC into summary reports.
   - Samples should regularly be split at the drilling site, so that additional check samples can be submitted through both the preparation and laboratory procedures at Atacama.
   - Additional splitters should be purchased and implemented at the drill site, and for use between the roll mills and ring mills.
   - The granulometry checks should be implemented for regular use.

21 REFERENCES

AMEC (2005) Technical Report on the Aguas Blancas Project, Province of Antofagasta, Chile. Project No. 2072.

PAH (1999) Aguas Blancas Project, Chile, Geologic Modelling and Mine Scheduling, Aguas Blancas Project, Antofagasta, Chile (Update). PAH Project no. 9167.05b.

Wheeler and Dowdell (Feb, 2006) Aguas Blancas Resource and Reserve Estimation.

Wheeler (January, 2007) Technical Report on the Aguas Blancas Property, Chile.

22 QUALIFIED PERSONS CERTIFICATES

CERTIFICATE OF AUTHOR

Adam Wheeler,
Mining Consultant,
Cambrose Farm,
Redruth,
Cornwall, TR16 4HT,
England.
Tel/Fax: (44) 1209-890733
E-mail: adamwheeler@btinternet.com

As the author of this report on the Aguas Blancas Property, I, A. Wheeler do hereby certify that:

1. I am an independent mining consultant, based at:
   Cambrose Farm,
   Redruth,
   Cornwall, TR16 4HT,
   England.

2. I hold the following academic qualifications:

B.Sc. (Mining)	Camborne School of Mines 1981
M.Sc. (Mining Engineering)	Queens's University (Canada) 1982

3. I am a registered Chartered Engineer (C. Eng and Eur. Ing) with the Engineering Council (UK). Reg. no. 371572.

4. I am a member in good standing of the Institute of Mining, Metallurgy and Materials (Member)

5. I have worked as a mining engineer in the minerals industry for over 24 years. I have experience with a wide variety of mineral deposits and reserve estimation techniques.

6. I am familiar with NI 43-101 and, by reason of education, experience and professional registration and I fulfil the requirements of a Qualified Person as defined in NI 43-101. My work experience includes 5 years as a mining engineer in an underground gold mine, 7 years as a mining engineer in the development and application of mining and geological software, and 13 years as an independent mining consultant, involved with evaluation and planning projects for both open pit and underground mines.

7. I am responsible for the preparation of the technical report titled "Technical Report on the Aguas Blancas Property, Chile" and dated December, 2007, relating to the Aguas Blancas Property. I visited the Aguas Blancas Site from November 22nd-25th, 2005, July 25th-27th, 2006 and Nov 26th- 30th, 2007.

8. I am not aware of any material fact, or change in reported information, in connection with the subject property, not reported or considered by me, the omission of which makes this report misleading.

9. I am independent of the parties involved in the transaction for which this report is required, other than providing consulting services.

10. I consent to the filing of the report with any Canadian stock exchange or securities regulatory authority, and any publication by them of the report.

Dated this 20th of December, 2007

A. Wheeler, C.Eng. *A Wheeler*

CERTIFICATE OF AUTHOR

Robert S Dowdell
Mining Consultant, School House, Carrallack Lane, St Just, Cornwall, TR19 7LZ, England.
Tel/Fax: (44) 1736 788 997
E-mail: bob@dowdell.co.uk

As an assistant to Adam Wheeler, who wrote the report on the Aguas Blancas Property, I, Bob Dowdell do hereby certify that:

11. I am an independent mining consultant, based at:

    School House, Carrallack Lane, St Just, Cornwall, TR19 7LZ, England.

12. I hold the following academic qualifications:

B.Sc. (Mining Engineering)	University of Newcastle upon Tyne 1965
Ph.D. (Rock Mechanics)	University of Newcastle upon Tyne 1968

13. I am a registered Chartered Engineer (C.Eng and Eur.Ing) with the Engineering Council (UK). Reg. no. 159780.

14. I am a member in good standing of the Institute of Materials, Minerals and Mining; and the Canadian Institute of Mining, Metallurgy and Petroleum.

15. I have worked as a mining engineer in the minerals industry for over 37 years. I have experience with a wide variety of mineral deposits and evaluation techniques.

16. I am familiar with NI 43-101 and, by reason of education, experience and professional registration and I fulfil the requirements of a Qualified Person as defined in NI 43-101. My work experience includes 19 years as a mining engineer at various mines in Canada and overseas with Cominco Ltd, 1 year with an international consulting firm, 2 years with Geevor tin mines, and 16 years as an independent mining consultant, involved with evaluation and planning for both open pit and underground mines. See www.dowdell.co.uk for details.

17. I am responsible for assisting in the preparation of the technical report titled "Technical Report on the Aguas Blancas Property, Chile" dated December, 2007, relating to the Aguas Blancas Property. I visited the Aguas Blancas Site from November 22nd-25th 2005, July 25th-27th 2006, 3rd April, 2007 and from 6th-9th November, 2007.

18. I am not aware of any material fact, or change in reported information, in connection with the subject property, not reported or considered by me, the omission of which makes this report misleading.

19. I am independent of the parties involved in the transaction for which this report is required, other than providing consulting services.

20. I consent to the filing of the report with any Canadian stock exchange or securities regulatory authority, and any publication by them of the report.

Dated this 20th of December, 2007

Dr R S Dowdell, C.Eng.

APPENDIX A

MAPS


7334000 N
7332000 N
7330000 N
7328000 N
7326000 N
7324000 N
7322000 N
7320000 N
7318000 N
7316000 N
7314000 N
402000 E
404000 E
406000 E
408000 E
410000 E
412000 E
414000 E
416000 E
418000 E
N
ZONE
BONASORT
SAN GREGORIO
MARIA TERESA
PETRONILLA
PUQUIOS
REPASOS
ROSARIO
SANTIAGO
VIRGIN
YUNGAY
AGUAS BLANCAS
1000 2000 3000 4000 5000 6000 7000 8000
Available Resources By Zone
Scale 1:120000.0
Date: 20/12/07
Time: 13:59


N
0-200
[200,300]
[300,500]
[500,700]
[700,CEILING]
AGUAS BLANCAS
Available Resources - I2 Grade (ppm)
Scale 1:120000.0
Date: 20/12/07
Time: 14:33


N
7334000 N
7332000 N
7330000 N
7328000 N
7326000 N
7324000 N
7322000 N
7320000 N
7318000 N
7316000 N
7314000 N
402000 E
404000 E
406000 E
408000 E
410000 E
412000 E
414000 E
416000 E
418000 E
420000 E
422000 E
Thickness
[0.00 , 0.50]
[0.50 , 1.00]
[1.00 , 1.50]
[1.50 , 2.00]
[2,CEILING]
AGUAS BLANCAS
1:120000
0 1000 2000 3000 4000 5000 6000 7000 8000
Available Resources - Thickness (m)
Scale 1:120000.0
Date: 20/12/07
Time: 14:18

APPENDIX B

GEOSTATISTICAL PLOTS


DATAMINE
COMPOSITES_I2
AZONE
PETRON
PUQUIOS
REPASOS
SANTIAGO
VIRGIN
YUNGAY
Proportion
0.001
0.01
0.1
0.2
0.5
0.8
0.9
0.99
0.999
1
10
100
1000
10000
I2

Log Probability Plot – I2 Grade – Composites


DATAMINE
COMPOSITES_ACCUM
AZONE
PETRON
PUQUIOS
REPASOS
SANTIAGO
VIRGIN
YUNGAY
Proportion
0.001
0.01
0.1
0.2
0.5
0.8
0.9
0.99
0.999
1
10
100
1000
10000
ACCUM

Log Probability Plot – I2 x Thickness Accumulations – Composites


DATAMINE
COMPOSITES_NO3
AZONE
PETRON
PUQUIOS
REPASOS
SANTIAGO
VIRGIN
YUNGAY
Proportion
0.001
0.01
0.1
0.2
0.5
0.8
0.9
0.99
0.999
0.1
1
10
100
NO3

Log Probability Plot – NO3– Composites


DATAMINE
COMPOSITES_SO4
AZONE
PETRON
PUQUIOS
REPASOS
SANTIAGO
VIRGIN
YUNGAY
Proportion
0.001
0.01
0.1
0.2
0.5
0.8
0.9
0.99
0.999
1
10
100
SO4

Log Probability Plot – SO4– Composites


VARIOGRAM
DISTANCE
VIRGIN ACCUM
Azi / Dip
X 135.0 / 0.0
Y 45.0 / 0.0

Variogram Grade: ACCUM

3 Structure Anisotropic Model. Nugget - 0.245

Structure	Range X	Range Y	Range Z	C Value	Sill
1	45.9	21.5	340.2	0.185	0.430
2	161.5	130.7	342.1	0.103	0.533
3	9999.0	242.1	338.4	0.038	0.571

Accumulation Variograms – Virgin Area


VARIOGRAM
DISTANCE
VIRGIN THICKNESS
Azi / Dip
D Directionless

Variogram Grade: THICK

2 Structure Isotropic Model. Nugget - 0.178

Structure	Range	C Value	Sill
1	55.1	0.219	0.397
2	300.7	0.138	0.538

Thickness Variogram – Virgin Area


VIRGIN NO3
VARIOGRAM
DISTANCE
Azi / Dip
D Directionless
S 1
S 2

Variogram Grade: NO3

2 Structure	Isotropic Model.		Nugget –	0.287
Structure	Range	C Value	Sill	
1	135.8	0.121	0.407	
2	793.6	0.081	0.488	

NO3 Variogram – Virgin Area


SO4 VIRGIN
VARIOGRAM
DISTANCE
ZONE
Azi / Dip
D Directionless
S 1
S 2

Variogram Grade: SO4 ZONE : ********

2 Structure	Isotropic Model.		Nugget –	0.062
Structure	Range	C Value	Sill	
1	127.2	0.021	0.083	
2	491.9	0.032	0.115	

SO4 Variogram – Virgin Area


REPASOS - I2
VARIOGRAM
DISTANCE
Azi / Dip
Directionless
S 1
S 2
Variogram Grade: I2
2 Structure Isotropic Model. Nugget = 0.077
Structure Range C Value Sill
1 152.1 0.101 0.178
2 486.8 0.124 0.302

I2 Variogram – Repasos Area


PETRONILLA ACCUM
VARIOGRAM
DISTANCE
Azi / Dip
X 150.0 0.0
Y 60.0 0.0
S 1
S 2
Variogram Grade: ACCUM
2 Structure Anisotropic Model. Nugget = 171178.0
Structure Range X Range Y Range Z C Value Sill
1 473.1 534.3 428.5 133124.3 304302.3
2 9999.0 642.3 857.0 49801.9 354104.2

Accumulation Variograms – Petronilla Area


VARIOGRAM
0.00
0.05
0.10
0.15
0.20
0.25
PETRONILLA THICKNESS
D
S 2
S 1
Azi / Dip
D Directionless
0
250
500
750
1000
DISTANCE

Variogram			Grade: THICK	
2 Structure	Isotropic Model.		Nugget =	0.145
Structure	Range	C Value	Sill	
1	142.6	0.062	0.207	
2	576.8	0.066	0.273	

Thickness Variogram – Virgin Area


VARIOGRAM
10
20
30
40
50
PETRONILLA SO4
D
S 1
Azi / Dip
D Directionless
0
250
500
750
1000
DISTANCE

Variogram			Grade: SO4	
1 Structure	Isotropic Model.		Nugget =	29.0
Structure	Range	C Value	Sill	
1	485.6	19.2	48.2	

SO_4 Variogram – Petronilla Area


VARIOGRAM
DISTANCE
PUQUIOS ACCUMULATION
Azi / Dip
45.0 / 0.0
Variogram
Grade: ACCUM
2 Structure Anisotropic Model. Nugget = 0.267
Structure Range X Range Y Range Z C Value Sill
1 180.1 185.3 844.7 0.351 0.628
2 275.9 579.3 840.4 0.083 0.712

Accumulation Variograms – Puquios Area


VARIOGRAM
DISTANCE
PUQUIOS THICKNESS
Azi / Dip
135.0 / 0 0
Variogram
Grade: THICK
1 Structure Isotropic Model. Nugget = 0.169
Structure Range C Value Sill
1 324.9 0.084 0.253

Thickness Variogram – Puquios Area


PUQUIOS SO4
VARIOGRAM
DISTANCE
0.000
0.025
0.050
0.075
0.100
0.125
0.150
0
250
500
750
1000
D
S 2
S 1
Azi / Dip
Variogram
Grade: SO4
2 Structure Isotropic Model. Nugget - 0.045
Structure Range C Value Sill
1 244.3 0.050 0.095
2 623.5 0.058 0.153

SO4 Variogram – Puquios Area


SANTIAGO ACCUMULATION
VARIOGRAM
DISTANCE
0.0
0.2
0.4
0.6
0.8
0
250
500
750
1000
D
S 2
S 1
Azi / Dip
D Directionless
Variogram
Grade: ACCUM
2 Structure Isotropic Model. Nugget - 0.381
Structure Range C Value Sill
1 136.0 0.326 0.707
2 785.7 0.181 0.888

Accumulation Variograms – Santiago Area


VARIOGRAM
0.0
0.2
0.4
0.6
0.8
0
200
400
600
800
DISTANCE
SANTIAGO THICKNESS
D
S 2
S 1
Azi / Dip
D Directionless
Variogram
Grade: THICK
2 Structure Isotropic Model. Nugget - 0.507
Structure Range C Value Sill
1 256.8 0.249 0.756
2 725.0 0.178 0.932

Thickness Variogram – Santiago Area


VARIOGRAM
0.0
0.1
0.2
0.3
0
250
500
750
1000
DISTANCE
SANTIAGO NO3
D
S 2
S 1
Azi / Dip
D Directionless
Variogram
Grade: NO3
2 Structure Isotropic Model. Nugget - 0.156
Structure Range C Value Sill
1 329.0 0.114 0.270
2 958.4 0.074 0.344

NO_3 Variogram – Santiago Area


SANTIAGO SO4
VARIOGRAM
DISTANCE
Azi / Dip
Directionless
Variogram
Grade: SO4
2 Structure Isotropic Model. Nugget - 0.065
Structure Range C Value Sill
1 310.2 0.072 0.137
2 974.0 0.057 0.194

SO4 Variogram – Santiago Area


YUNGAY ACCUMULATION
VARIOGRAM
DISTANCE
Azi / Dip
Variogram
Grade: ACCUM
1 Structure Isotropic Model. Nugget - 0.449
Structure Range C Value Sill
1 297.7 0.249 0.698

Accumulation Variograms – Yungay Area


VARIOGRAM
0.00
0.05
0.10
0.15
0.20
0.25
DISTANCE
0
250
500
750
1000
YUNGAY THICKNESS
D
S 2
S 1
Azi / Dip
D Directionless
Variogram Grade: THICK
2 Structure Isotropic Model. Nugget = 0.118
Structure Range C Value Sill
1 239.6 0.051 0.169
2 820.0 0.078 0.246

Thickness Variogram – Yungay Area


VARIOGRAM
0.00
0.05
0.10
0.15
0.20
DISTANCE
0
200
400
600
800
1000
1200
1400
YUNGAY SO4
D
S 1
Azi / Dip
Variogram Grade: SO4
1 Structure Isotropic Model. Nugget = 0.135
Structure Range C Value Sill
1 518.5 0.064 0.199

SO_4 Variogram – Yungay Area

APPENDIX C

CONCESSION DETAILS

Exploitation Granted - Estacas Salitreras

Rol	Concesión	Has
02201-1807-K	ESTACAS 146/149-V-79	340
02201-1808-8	ESTACA 269-V-78	318
02201-1809-6	ESTACA 270-V-78	37
02201-1810-K	ESTACA 271-V-78	78
02201-1811-8	ESTACA 272-V-78	104
02201-1812-6	ESTACA 273-V-78	110
02201-1813-4	ESTACA 275-V-78	112
02201-1814-2	ESTACA 124-V-76	308
02201-1815-0	ESTACA 75-F-78	101
02201-1816-9	ESTACA 163-F-79	103
02201-1817-7	ESTACA 164-F-79	103
02201-1818-5	ESTACA 6-V-76	292
02201-1819-3	ESTACA 82-V-76	534
02201-1820-7	ESTACA 277-V-73	310
02201-1821-5	ESTACA 64-V-77	300
02201-1822-3	ESTACA 67-V-77	102
02201-1823-1	ESTACA 68-V-77	101
02201-1824-K	ESTACA 69-V-77	99
02201-1825-8	ETACA 61-F-78	312
02201-1826-6	ESTACA 62-F-78	114
02201-1827-4	ESTACA 63-F-78	125
02201-1828-2	ESTACA 64-F-78	120
02201-1829-0	ESTACA 142-F-79	98
02201-1830-4	ESTACA 258-F-79	100
02201-1831-2	ESTACA 267-F-79	112
02201-1832-0	ESTACA 208-F-73	319
02201-1833-9	ESTACA 142/144-V-79	333
02201-1834-7	ESTACAS 47/48-230/232 F-79	541
02201-1835-5	ESTACAS 688/689 V-80	220
02201-1836-3	ESTACA 207-F-73	248
02201-1837-1	ESTACAS 229-233-234-F-79	245
02201-1838-K	ESTACA 393/405-V-80	1,391
02201-1839-8	ESTACA 244-V-78	103
02201-2217-4	AMPLIACION DESCUBRIDORA 393	181
02201-3017-7	ESTACA 145-V-79	85

Exploitation Granted - More than 4 years ago

Rol	Concesión	Has
02201-1723-5	ANDREA I 1/20	200
02201-1724-3	ANDREA II 1/15	150
02201-1727-8	ANDREA V 1/15	150
02201-1728-6	ANDREA VI 1/10	100
02201-1730-8	ANDREA VIII 1/15	150
02201-1731-6	ANDREA IX 1/20	200
02201-1732-4	ANDREA X 1/10	100
02201-1733-2	ANDREA XI 1/15	136
02201-1734-0	ANDREA XII 1/20	182
02201-1736-7	ANDREA XIV 1/15	138
02201-1737-5	ANDREA XV 1/20	200
02201-1738-3	ANDREA XVI 1/20	200
02201-1739-1	ANDREA XVII 1/14	140
02201-1740-5	ANDREA XVIII 1/6	52
02201-1741-3	IGNACIA I 1/15	150
02201-1742-1	IGNACIA II 1/20	200
02201-1743-K	IGNACIA III 1/25	250
02201-1744-8	IGNACIA IV 1/20	200
02201-1745-6	IGNACIA V 1/10	100
02201-1746-4	IGNACIA VI 1/15	150
02201-1747-2	IGNACIA VII 1/19	131
02201-1748-0	IGNACIA VIII 1/10	100
02201-1749-9	IGNACIA IX 1/10	80
02201-1750-2	IGNACIA X 1/20	200
02201-1751-0	IGNACIA XI 1/20	200
02201-1762-6	SANDRA I 1/10	100
02201-1763-4	SANDRA II 1/10	100
02201-1764-2	SANDRA III 1/10	100
02201-1765-0	SANDRA IV 1/10	100
02201-2013-9	YOLY II 1/40	400
02201-2048-1	TERESA II 1/30	300
02201-2049-K	TERESA III 1/30	300
02201-2050-3	TERESA IV 1/5	50
02201-2051-1	TERESA IV 1/10	100
02201-2052-K	ANGELES I 1/29	264
02201-2054-6	ANGELES V 1/60	600
02201-2138-0	PAULINA 7 1/5	50
02201-2139-9	PAULINA 8 1/20	200
02201-2150-K	PAULINA 19 1/15	150
02201-2151-8	PAULINA 20 1/10	100
02201-2187-9	PAULINA 56 1/25	250
02201-2188-7	PAULINA 57 1/25	250
02201-2229-8	ANGELES II 1/40	400
02201-2230-1	ANGELES III 1/60	600
02201-2231-K	ANGELES IV 1/20	200
02201-2265-4	PAULINA 10 II 1/5	50
02201-2267-0	PAULINA 14 II 1/15	150
02201-2268-9	PAULINA 15 II 1/20	200
02201-2465-7	YOLY III 1/20	200
02201-2466-5	YOLY IV 1/29	286
02201-2467-3	YOLY V 1/30	300
02201-2469-K	YOLY VII 1/30	300
02201-2470-3	YOLY VIII 1/30	300
02201-2807-5	YOLY VI 1/30	290
02201-3098-3	CRISTINA I 1/12	60
02201-3588-8	PAULINA 37 II 1/20	100
02201-4823-8	MIRIAM T 1/10	100

Rol	Concesión	Has
02201-4824-6	MIRIAM J 1/20	200
02201-4825-4	MIRIAM K 1/20	200
02201-4826-2	MIRIAM G 1/10	100
02201-4966-8	REPAMPA C 1/100	100
02201-4967-6	REPAMPA D 1/20	20
02201-5079-8	COSTA 3 1/22	220
02201-5156-5	MIRIAM 1 1/60	300
02201-5157-3	MIRIAM 2 1/60	300
02201-5158-1	MIRIAM 3 1/60	300
02201-5159-K	MIRIAM 4 1/60	300
02201-5160-3	MIRIAM 5 1/60	300
02201-5161-1	MIRIAM 6 1/40	200
02201-5162-K	MIRIAM 7 1/60	300
02201-5163-8	MIRIAM 8 1/40	200
02201-5164-6	MIRIAM 9 1/13	65
02201-5165-4	MIRIAM 10 1/60	300
02201-5166-2	MIRIAM 11 1/54	270
02201-5167-0	MIRIAM 12 1/60	300
02201-5168-9	MIRIAM 13 1/39	195
02201-5169-7	MIRIAM 14 1/40	200
02201-5170-0	MIRIAM 15 1/60	200
02201-5172-7	ESTER 1 1/10	100
02201-5176-K	MIRIAM G 1/10	100
02201-5177-8	MIRIAM J 1/10	100
02201-5178-6	MIRIAM M 1/2	20
02201-5179-4	MIRIAM T 1/10	100
02201-5181-6	REPAMPA F 1/20	100
02201-5182-4	REPAMPA G 1/40	200
02201-5183-2	REPAMPA H 1/20	100
02201-5190-5	LIVIA 3 1/10	100
02201-5191-3	LIVIA 4 1/10	81
02201-5192-1	PAZ 1 1/8	40
02201-5209-K	CANCRI 1 1/20	167
02201-5210-3	CANCRI 2 1/20	200
02201-5251-0	LIVIA 64 1/5	5
02201-5293-6	REPAMPA II 1/100	100
02201-5295-2	REPAMPA IV 1/20	20
02201-5296-0	REPAMPA V 1/200	200
02201-5297-9	REPAMPA VI 1/30	300
02201-5298-7	REPAMPA VII 1/20	200
02201-5299-5	REPAMPA VIII 1/20	200
02201-5300-2	REPAMPA IX 1/20	200
02201-5568-4	LIVIA 46 1/30	300
02201-5571-4	LIVIA 49 1/20	200
02201-5572-2	LIVIA 53 1/20	200
02201-5573-0	LIVIA 55 1/20	200
02201-5574-9	LIVIA 57 1/20	200
02201-5575-7	LIVIA 59 1/20	200
02201-5576-5	LIVIA 60 1/10	100
02201-5577-3	LIVIA 6 1/10	100
02201-5578-1	LIVIA 7 1/30	300
02201-5579-K	LIVIA 9 1/40	200
02201-5559-5	LIVIA 132 1/100	100
02201-5560-9	LIVIA 133 1/50	50
02201-5563-3	LIVIA 19 1/30	300
02201-5564-1	LIVIA 26 1/30	300
02201-5569-2	LIVIA 47 1/10	100

Exploration Granted

Surveyed

Rol	Concesión	Has
02201-5830-6	Norte 1 AB1 al 20	200
02201-5831-4	Norte 2 AB1 al 30	300
02201-5832-2	Norte 3 AB1 al 15	150
02201-5833-0	Norte 4 AB1 al 30	300
02201-5834-9	Norte 5 AB1 al 30	300
02201-5835-7	Norte 6 AB1 al 30	300
02201-5836-5	Norte 7 AB1 al 30	300
02201-5837-3	Norte 8 AB1 al 11	55
02201-5838-1	Norte 9 AB1 al 60	275
02201-5839-K	Norte 10 AB1 al 30	300
02201-5840-3	Norte 11 AB1 al 30	300
02201-5841-1	Norte 12 AB1 al 30	300
02201-5842-K	Norte 13 AB1 al 30	300
02201-5843-8	Norte 14 AB1 al 30	300
02201-5844-6	Norte 15 AB1 al 11	110
02201-5845-4	Norte 16 AB1 al 20	200
02201-5846-2	Norte 17 AB1 al 5	50
02201-5847-0	Norte 18 AB1 al 30	300
02201-5848-9	Norte 19 AB1 al 30	300
02201-5849-7	Norte 20 AB1 al 25	250
02201-5850-0	Norte 21 AB1 al 25	250
02201-5851-9	Norte 22 AB1 al 30	300
02201-5852-7	Norte 23 AB1 al 30	300
02201-5853-5	Norte 24 AB1 al 20	200
02201-5854-3	Norte 25 AB1 al 30	300
02201-5856-K	Centro 26 AB 1 al 20	200
02201-5857-8	Centro 27 AB 1 al 18	51
02201-5858-6	Centro 28 AB 1 al 76	355
02201-5859-4	Centro 29 AB 1 al 130	104
02201-5862-4	Centro 32 AB 1 al 28	276
02201-5863-2	Centro 33 AB 1 al 20	192
02201-5864-0	Centro 34 AB 1 al 34	132
02201-5865-9	Centro 35 AB 1 al 56	29
02201-5866-7	Centro 38 AB 1 al 5	30
02201-5867-5	Centro 39 AB 1 al 11	45
02201-5869-1	Centro 42 AB 1 al 4	20
02201-5870-5	Centro 43 AB 1 al 4	20
02201-5871-3	Centro 44 AB 1 al 20	200
02201-5872-1	Centro 45 AB 1 al 48	35
02201-5873-K	Centro 46A AB 1 al 8	80
02201-5875-6	Centro 47 AB 1 al 20	160
02201-5876-4	Centro 48 AB 1 al 16	60
02201-5879-9	Centro 51 AB 1 al 12	10
02201-5884-5	Centro 56 AB 1 al 140	70
02201-5886-1	Sur 58 AB1 al 45	225
02201-5887-K	Sur 59 AB1 al 30	300
02201-5888-8	Sur 60 AB1 al 10	100
02201-5889-6	Sur 61 AB1 al 5	50
02201-5890-K	Sur 62 AB1 al 15	150
02201-5891-8	Sur 63 AB1 al 30	300
02201-5892-6	Sur 64 AB1 al 45	225
02201-5893-4	Sur 65 AB1 al 30	300
02201-5894-2	Sur 66 AB1 al 30	300
02201-5895-0	Sur 67 AB1 al 30	300
02201-5897-7	Sur 69 AB1	5
02201-5898-5	Sur 70 AB1	5
02201-5899-3	Sur 71 AB1 al 30	290
02201-5900-0	Sur 72 AB1 al 30	298
02201-5901-9	Sur 73 AB1 al 5	50
02201-5902-7	Sur 74 AB1 al 5	25
02201-5903-5	Sur 75 AB1 al 30	300
02201-5904-3	Sur 76 AB1 al 46	230
02201-5905-1	Sur 77 AB1 al 20	200
02201-5906-K	Sur 78 AB1 al 20	200
02201-5907-8	Sur 79 AB1 al 30	300
02201-5908-6	Sur 80 AB1 al 30	300
02201-5909-4	Sur 81 AB1 al 20	200

Surveying In Progress

Rol	Concesión	Has
En Tramite	LIVIA 94A 1al 5	5
En Tramite	LIVIA 94B 1al 12	12
En Tramite	LIVIA 94C 1 al 17	17
En Tramite	LIVIA 101A 1 al 40	200
En Tramite	LIVIA 106A 1 al 20	200
En Tramite	LIVIA 106B 1 al 20	100
En Tramite	LIVIA 115A 1 al 87	87
En Tramite	LIVIA 85 1 AL 20	200
En Tramite	LIVIA 86 1 AL 30	300
En Tramite	PAZ 1 1 al 30	300
En Tramite	PAZ 2 1 al 30	300
En Tramite	PAZ 3 1 al 20	200
En Tramite	PAZ 4 1 al 20	200
En Tramite	PAZ 5 1 al 20	200
En Tramite	PAZ 6 1 al 20	200
En Tramite	PAZ 7 1 al 20	200
En Tramite	PAZ 8 1 al 20	200
En Tramite	PAZ 9 1 al 20	200
En Tramite	PAZ 10 1 al 12	112
En Tramite	PAZ 11 1 al 20	200
En Tramite	PAZ 12 1 al 30	300
En Tramite	PAZ 13 1 al 20	200
En Tramite	PAZ 14 1 al 30	300
En Tramite	PAZ 15 1 al 30	300
En Tramite	PAZ 16 1 al 20	200
En Tramite	PAZ 17 1 al 20	200
En Tramite	PAZ 18 1 al 20	200
En Tramite	PAZ 19A 1 al 2	10
En Tramite	PAZ 19B 1 al 2	10
En Tramite	PAZ 20 1 al 30	300
En Tramite	PAZ 21 1 al 25	250
En Tramite	PAZ 22 1 al 20	200
En Tramite	PAZ 23 1 al 10	100
En Tramite	PAZ 24 1 al 24	235
En Tramite	PAZ 25 1 al 30	300
En Tramite	PAZ 26 1 al 30	300
En Tramite	PAZ 27 1 al 20	200
En Tramite	PAZ 28 1 al 20	200

APPENDIX D

PROCESSING FLOWSHEET



CALICHE
FLOCCULANT
DRAINING
LEACHING
TAILS DAM
CLARIFICATION POND
SULFATE POND
MAGNESIUM POND
NITRATE POND
STORAGE SULFATE SALTS
ASTRAKANITE
STORAGE NITRATE SALTS
NEUTRALIZATION PLANT
DISSOLUTION
IODINE PLANT
CONVERSION
CRYSTALLIZATION
PURGE POND
PURGE SALTS
DRYER
EVAPORATION
ATACAMA MINERALS
AGUAS BLANCAS PROJECT
FEASIBILITY - GENERAL

News release, filed December 20, 2007

ATACAMA MINERALS CORP.

2101 - 885 West Georgia Street, Vancouver, B.C. Canada V6C 3E8
Telephone: (604) 689-7842 • Facsimile: (604) 689-4250 • www.atacama.com

NEWS RELEASE

ATACAMA CORPORATE UPDATE

December 20, 2007... Atacama Minerals Corp. ("Atacama" or the "Company") (TSX Venture: AAM) reports that it has granted an aggregate of 100,000 incentive stock options to certain senior executives of the Company. The options are exercisable, subject to vesting provisions, over a period of three years at a price of Cdn $1.05 per share.

Atacama Minerals Corp. is an industrial minerals company producing iodine from its 100% owned Aguas Blancas mine in the Atacama Desert of northern Chile.

On Behalf of the Board,

Edward F. Posey
President

For further information, please contact:
Sophia Shane, Corporate Development (604) 689-7842

New release, filed December 4, 2007

ATACAMA MINERALS CORP.

2101 - 885 West Georgia Street, Vancouver, B.C. Canada V6C 3E8
Telephone: (604) 689-7842 • Facsimile: (604) 689-4250 • www.atacama.com

NEWS RELEASE

ATACAMA THIRD QUARTER HIGHLIGHTS

December 4, 2007... Atacama Minerals Corp. ("Atacama" or the "Company") (TSX Venture: AAM) is pleased to report highlights from the third quarter period ended September 30, 2007. The full third quarter report is available on www.sedar.com or the Company's website www.atacama.com.

Results for the Company's operations at the Aguas Blancas Mine in the Atacama Desert of northern Chile were in line with expectations considering the quarterly price increases of iodine offset by challenging production issues due to unusually cold winter weather. Nevertheless, iodine production was generally on target at 822 tonnes for the first nine months of the year, with total production for year-end expected to be in excess of 1,000 tonnes. Meantime, construction of the iodine agitated leach facilities proceeded on track for increasing iodine production to a rate of 1,500 tonnes per annum.

The Company will be converting from the current heap leaching system to a full mechanical agitated leach system at the end of the first quarter of 2008. The new system is expected to increase the yearly production rate of high quality prilled iodine from the current 1000 tonnes per year to 1,500 tonnes per year. When operational, the new agitated leach system will be less affected by cold winter weather conditions and will be more efficient in the use of water and overall recovery of iodine from the caliche ore. Construction of the new agitated leach plant was over 65% complete by the end of the third quarter and on budget.

During the third quarter a new powerline to the Aguas Blancas Mine was approved by the Board and by local environmental authorities and is expected to be operational the latter part of the first quarter of 2008, providing a long-term, less expensive, reliable supply of electricity for current and expanded operations.

The Company's net income before interest, future income taxes and depletion, depreciation and amortization ("EBITDA") for the third quarter ended September 30, 2007 was $1.4 million, 15% lower as compared to the $1.7 million for the comparable period in 2006. The decrease in income for the third quarter is due primarily to a lower gross margin on sales of iodine from Aquas Blancas, higher sales and administrative costs, offset slightly by foreign exchange translation gain on funds held in Canadian dollars. The gross margin from Aquas Blancas was negatively impacted by increased costs of fuel, sulfur, sulfuric acid and other increases in operating costs due to the effects of unusually cold weather during the third quarter. In addition, the continuous devaluation of the U.S. dollar against the Chilean peso from the beginning of 2007 to the end of the quarter contributed to a rise in labor and supply costs sourced locally in pesos. Operating cost cutting measures combined with improved iodine production with the onset of warmer weather are expected to improve the fourth quarter performance.

Financial and Operating Highlights

In thousands of USD	Three Months Ended September 30, 2007	Three Months Ended September 30, 2006	Nine Months Ended September 30, 2007	Nine Months Ended September 30, 2006
Total Revenue	5,870	4,673	19,610	14,033
Cost of goods sold	4,098	2,711	11,596	7,685
General and administrative expenses	583	425	1,745	1,216
EBITDA	1,408	1,660	6,984	4,903
Net Income (loss)	(4)	1,305	2,210	3,383
Tonnes Mined (Mt)	1,145,280	979,300	3,122,690	2,233,031
Iodine Grade (ppm)	495	625	518	741
Iodine Produced (Mt)	244	224	822	641
Iodine Sold (Mt)	252	208	860	639

Operations

Mining

Mine production of caliche ore was on target for the three months ended September 30, 2007 at 1,145,280 Mt with a grade of 495 parts per million (ppm) and for the nine months ended September 30, 2007 at 3,122,690 Mt with a grade of 518 ppm. There are 18 leach pads containing approximately 200,000 tonnes of ore under irrigation at any one time, each with a life cycle of 6 to 8 months.

Leaching – Leaching operations have been challenged in July and August due to uncommonly low ambient temperatures. The existing leaching system was impeded due to the precipitation of solid salts blocking the normal flow of solutions to the iodine plant. Nevertheless, through the efforts of staff and employees, production was maintained at levels higher than the same period in 2006.

Iodine Production - During the quarter iodine production averaged a monthly level of 84 tonnes per month compared to 69 tonnes per month in the same period the previous year. Upon conversion to continuous agitated leach, the Company is expecting to substantially increase overall recoveries from the current level of approximately 55% to over 80% with iodine production capacity anticipated to reach 125 tonnes per month, or 1,500 tonnes per year. In addition, water use will be economized, processing time will be immensely reduced from months to hours and the operational costs will come down over the long term. The new plant is expected to be operational by the end of the first quarter of 2008 at a total estimated cost of $25.5 million. Funding will come from internal cash flow and available short-term credit facilities.

Power Supply

During the third quarter the Company received approval from the Regional Environmental Authority of Antofagasta, in northern Chile (COREMA), for the construction of a new powerline connecting the Aquas Blancas Mine to the local power grid. The $8.2 million project will connect the Aguas Blancas Mine with the local power grid at a distance of 28 kilometers. It will include two substations and a 69 kilovolt transmission line. Construction is expected to be completed and the new power supply system operational by the end of the first quarter in 2008 providing more reliable lower cost power to the existing facility and increase power available for future expansion.

The powerline will replace the current diesel powered generators and provide for a long-term reliable source of energy for future operations.

Nitrate Feasibility Study

The feasibility study for the production of nitrate fertilizers is ongoing and is expected to be completed during the fourth quarter of this year. Management expects to review it and make a recommendation to the Board during the first quarter of 2008. Market analysis indicates an ever increasing world-wide demand for inorganic nitrate fertilizers from Chile. Considered "natural" in origin, the application of these fertilizers in the cultivation of tobacco, fruits and vegetables continues to grow.

Exploration and New Business Development

The Company continues to conduct an aggressive exploration drilling program for discovery of new resources at the Aguas Blancas Mine while an in-fill drilling program is on-going to convert existing resources to the reserve category. A new reserve/resource calculation is underway for which results are expected to be announced during the first quarter of 2008.

Meantime, opportunities for expansion into other areas of northern Chile are being aggressively pursued as part of our long-term growth strategy. These opportunities include new exploration projects and possible joint-ventures and/or acquisitions.

Atacama Minerals Corp. is an industrial minerals company producing iodine from its 100% owned Aguas Blancas mine in the Atacama Desert of northern Chile.

On Behalf of the Board,

Edward F. Posey
President

For further information, please contact:
Sophia Shane, Corporate Development (604) 689-7842

Interim financial statements for the nine month period ended September 30, 2007, filed November 28, 2007

ATACAMA MINERALS CORP.
INTERIM CONSOLIDATED BALANCE SHEET
(in US Dollars '000's - Unaudited)

	September 30, 2007	December 31, 2006
ASSETS		
Current assets		
Cash and cash equivalents	$ 9,879	$ 21,340
Accounts receivable and other	7,269	4,853
Inventories (Note 4)	5,366	4,164
	22,514	30,357
Plant and equipment, net	35,020	20,493
Mineral property and related expenditures (Note 5)	34,595	36,861
	$ 92,129	$ 87,710
LIABILITIES		
Current liabilities		
Accounts payable and accrued liabilities	$ 4,668	$ 3,214
Due to related parties (Note 7)	10	90
Loans payable	205	299
Note payable - current portion	294	280
Interest payable	70	112
	5,248	3,996
Long-term liabilities		
Note payable	2,103	2,397
Future income taxes	4,181	3,273
	6,284	5,671
	11,532	9,666
SHAREHOLDERS' EQUITY		
Share capital (Note 6)	84,777	84,524
Contributed surplus - stock options	1,330	1,241
Deficit	(5,511)	(7,721)
	80,597	78,044
	$ 92,129	$ 87,710

Contingency (Note 9)

Approved by the Board:

/s/ Edward F. Posey
Director

/s/ Ronald F. Hochstein
Director

ATACAMA MINERALS CORP.
INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS, COMPREHENSIVE INCOME AND DEFICIT
(in US Dollars '000's, except per share data - Unaudited)

	Three Months Ended September 30, 2007	Three Months Ended September 30, 2006	Nine Months Ended September 30, 2007	Nine Months Ended September 30, 2006
Sales revenue	$ 5,870	$ 4,673	$ 19,610	$ 14,033
Costs of goods sold				
Production costs	4,098	2,711	11,596	7,685
Depletion, depreciation and amortization	1,246	508	4,013	1,701
	5,343	3,219	15,610	9,386
Income from mining operations	526	1,454	4,000	4,647
Expenses				
General and administrative	583	425	1,745	1,216
Project investigation and corporate development	77	88	206	219
Stock based compensation	14	18	53	525
Foreign currency translation gain	(310)	(230)	(1,011)	(515)
Interest income	(149)	(147)	(559)	(232)
Interest expense and financing charges	299	55	380	223
Loss on disposal of plant and equipment	-	-	36	-
	513	209	850	1,436
Income for the period before income taxes	13	1,245	3,150	3,211
Income tax expense/(recovery)	17	(60)	940	(172)
Income (loss) and comprehensive income for the period	(4)	1,305	2,210	3,383
Deficit, beginning of the period	5,507	7,804	7,721	9,882
Deficit, end of the period	$ 5,511	$ 6,500	$ 5,511	$ 6,500
Basic income per common share	$ (0.00)	$ 0.01	$ 0.02	$ 0.04
Diluted income per common share	$ (0.00)	$ 0.01	$ 0.02	$ 0.03
Basic weighted average number of shares outstanding	114,068	102,607	113,934	94,849
Diluted weighted average number of shares outstanding	114,068	106,110	117,269	97,820

ATACAMA MINERALS CORP.
INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
(in US Dollars '000's - Unaudited)

	Three Months Ended September 30, 2007	Three Months Ended September 30, 2006	Nine Months Ended September 30, 2007	Nine Months Ended September 30, 2006
Cash flows from (for) operating activities				
Income for the period	$ (4)	$ 1,305	$ 2,210	$ 3,383
Add non-cash items				
Foreign currency translation gain	(310)	(230)	(1,011)	(515)
Depletion, depreciation and amortization	1,246	508	4,013	1,701
Future income taxes	(16)	(60)	907	(172)
Loss on disposal of plant and equipment	-	-	36	-
Shares issued to release security interest	253	-	253	-
Stock based compensation expense	14	18	53	525
	1,183	1,541	6,462	4,921
Changes in non-cash working capital items				
Accounts receivable and other current assets	152	251	(2,417)	587
Inventories	(416)	(1,007)	(1,201)	578
Accounts payable and other accrued liabilities	875	(806)	(420)	(1,305)
Interest payable	30	34	(42)	(165)
	1,824	12	2,381	4,615
Cash flows from (for) financing activities				
Common shares issued, net	-	23,893	-	24,624
Loans payable	(31)	(844)	(94)	(1,045)
Note payable	-	-	(280)	(267)
	(31)	23,049	(375)	23,311
Cash flows from (for) investing activities				
Acquisition of ACF interest	-	-	-	(4,500)
Mineral property and related expenditures	(565)	-	(565)	-
Purchase of plant and equipment	(6,354)	(1,605)	(13,913)	(9,320)
	(6,920)	(1,605)	(14,478)	(13,820)
Effect of exchange rates on cash and cash equivalent	310	230	1,011	515
Decrease in cash and cash equivalents	(4,817)	21,686	(11,461)	14,622
Cash and cash equivalents, beginning of period	14,696	1,392	21,340	8,457
Cash and cash equivalents, end of period	$ 9,879	$ 23,078	$ 9,879	$ 23,078
Other supplementary information				
Interest paid	$ 15	$ 180	$ 168	$ 204

ATACAMA MINERALS CORP.
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2007
(Amounts in United States Dollars unless otherwise indicated)
(Unaudited)

1. NATURE OF OPERATIONS AND BASIS OF PRESENTATION

Atacama Minerals Corp. ("the Company") through its subsidiary Inversiones Aguas Blancas Limitada, holds a 100% interest since May 3, 2005 in the Aguas Blancas mine ("Aguas Blancas") located in the Atacama desert in northern Chile. All of the assets related to Aguas Blancas are owned by Atacama Minerals Chile S.C.M. ("AAM Chile"). The Company has consolidated 100% of the assets, liabilities and operations of AAM Chile in its financial statements.

The Aguas Blancas mine commenced production of iodine in 2001. The construction of the new agitated leach plant which will expand production is well underway while the company is simultaneously carrying out nitrate studies.

The underlying value of the mineral property and related deferred costs is dependent on the Company's ability to finance development completion and achieving future profitable production at Aguas Blancas. The financial statements do not include any adjustments that would be necessary if the Company is unable to continue as a going concern. The amounts shown for mineral property and related deferred costs represent costs incurred to date and do not necessarily reflect future or recoverable values.

2. BASIS OF PRESENTATION

The unaudited interim consolidated financial statements of Atacama Minerals Corp. (the "Company") are prepared in accordance with Canadian generally accepted accounting principles using the same accounting policies and methods of application as those disclosed in Note 2 to the Company's audited consolidated financial statements for the year ended December 31, 2006. Certain comparative figures have been reclassified to conform with the presentation adopted for the current period.

These interim consolidated financial statements do not contain all of the information required by generally accepted accounting principles for annual financial statements and therefore should be read in conjunction with the consolidated financial statements included in the Company's 2006 Annual Report.

3. CHANGES IN ACCOUNTING POLICIES

Effective January 1, 2007, the Company adopted the following new accounting standards issued by the Canadian Institute of Chartered Accountants:

a) Section 3855 – Financial Instruments – Recognition and Measurement. Section 3855 requires that all financial assets, except those classified as held to maturity, and derivative financial instruments, must be measured at fair value. All financial liabilities must be measured at fair value when they are classified as held for trading; otherwise, they are measured at cost. Investments classified as available for sale are reported at fair market value (or mark to market) based on quoted market prices with unrealized gains or losses excluded from earnings and reported as other comprehensive income or loss. Investments subject to significant influence are reported at cost and not adjusted to fair market value.

b) Section 1530 – Comprehensive Income. Comprehensive Income is the change in the Company's net assets that results from transactions, events and circumstances from sources other than the Company's shareholders and includes items that would not normally be included in net earnings such as unrealized gains or losses on available-for-sale investments. Other comprehensive income includes the holding gains and losses from available for sale securities which are not included in net income (loss) until realized.

c) The adoption of Sections 1530 and 3855 had no impact on the opening equity and current period income or comprehensive income of the Company.

In June 2007, the Canadian Institute of Chartered Accountants issued section 3031 "Inventories" to replace existing section 3030. The new section, which is effective January 1, 2008, establishes standards for the measurement and disclosure of inventories. Management is in the process of assessing the impact of applying this section, but does not expect the application to have a significant impact on the company's financial statements.

4. INVENTORIES

	In thousands of dollars	
	September 30, 2007	December 31, 2006
Iodine prills (product ready for sale)	$ 542	$ 871
Iodine on heap leach and in process	3,670	2,752
Parts and supplies	1,154	541
	$ 5,366	$ 4,164

5. MINERAL PROPERTIES

The Company's mineral property interest at September 30, 2007 is comprised solely of the Aguas Blancas project.

	In thousands of dollars
Balance, December 31, 2006	$ 36,861
Add: nitrates studies	469
ore reserves studies	97
Less: depletion	(2,832)
Balance, September 30, 2007	$34,595

6. SHARE CAPITAL

(a) The authorized share capital consists of an unlimited number of common shares with no par value.

(b) Shares issued:

	Shares	Amount
Balance, December 31, 2006	113,867,725	$ 84,524,356
Issued for waiver of a security interest (i)	200,000	252,830
Balance, September 30, 2007	114,067,725	$ 84,777,186

(i) During the quarter ended September 30, 2007, the Company issued 200,000 common shares at a fair value of CDN$1.34 per share of the Company to the Estate of Adolf H. Lundin in consideration for a waiver of a security interest held by Mr. Lundin over the Aquas Blancas project. Mr. Lundin was originally granted a security interest over the project in 1999 in consideration of his personal guarantee of the indebtedness of the Company's subsidiary to third parties in the amount of US$4.3 million in connection with the Company's initial acquisition of the project.

At the request of Mr. Lundin's estate, the 200,000 shares were gifted to the Lundin for Africa Foundation, a registered Canadian charitable organization supporting community development initiatives in Africa.

(c) As at September 30, 2007, the following stock options were outstanding:

	Number of Shares	Weighted-Average Exercise Price
Outstanding at December 31, 2006	4,155,000	CDN$1.07
Granted	100,000	CDN$1.34
Cancelled	(100,000)	CDN$1.12
Outstanding, September 30, 2007	4,155,000	CDN$1.09
Exercisable, September 30, 2007	4,055,000	CDN$1.08

Option prices, when granted; reflect current trading values of the Company's shares. The options outstanding at September 30, 2006 have exercise prices ranging from CDN$1.00 to CDN$1.34 and expire between April 28, 2008 to June 17, 2010 and have a weighted-average remaining contractual life of approximately 2 years.

During the nine months ended September 30, 2007, stock based compensation expenses of $52,805 (2006-$524,512) have been recognized in the Consolidated Statement of Operations and Deficit. In addition, stock based compensation expenses of $36,876 (2006-$nil) have been capitalized to plant and equipment related to an optionee involved with the Company's capital expansion plans.

The fair values of stock options with vesting provisions are amortized on a straight-line basis as stock-based compensation expenses over the applicable period. At September 30, 2007, the Company had an additional $12,392 (2006-$nil) in stock-based compensation expense to be recognized periodically to December 31, 2009.

(d) As at September 30, 2007, there are no share purchase warrants outstanding.

7. RELATED PARTY TRANSACTIONS

During the period ended September 30, 2007, the Company incurred:

(a) $171,712 (2006 - $145,732) for administrative management services provided by a company owned by a director and shareholder of the Company. At September 30, 2007 $nil (2006 - $46,878) was due to this company.

(b) legal fees of $12,380 (2006 - $30,004) from a law firm of which a partner is a director of the Corporation. At September 30, 2007, $2,639 (2006 - $7,000) was due to this law firm and is included in amounts due to related parties.

The above transactions, occurring in the normal course of operations, are measured at the exchange amount, which is the fair value consideration established and agreed to by the related parties.

8. SEGMENTED INFORMATION

The Company operates in the industrial minerals industry focused on the production of iodine and development of potassium nitrate and sodium sulphate resources at the Aguas Blancas mine. Significantly all of the Company's property, plant and equipment, mineral property and related deferred exploration assets are located in Chile.

9. CONTINGENCY

AAM Chile has received a re-assessment of income taxes for the tax years 2004 to 2006 in the amount of approximately $1.8 million. AAM Chile has appealed the re-assessment. No provision has been made for the re-assessment as no reasonable estimate can be made at this time.

Third quarter report for the nine month period ended September 30, 2007,
filed November 28, 2007

ATACAMA MINERALS CORP.
Third Quarter Report
For the Period Ending September 30, 2007
Report to Shareholders

To our shareholders:

Third quarter results for the Company's operations at the Aguas Blancas Mine in the Atacama Desert of northern Chile were in line with expectations considering the quarterly price increases of iodine offset by challenging production issues due to unusually cold winter weather. Nevertheless, iodine production was generally on target at 822 tonnes for the first nine months of the year, with total production for year-end expected to be in excess of 1,000 tonnes. Meantime, construction of the iodine agitated leach facilities proceeded on track for increasing iodine production to a rate of 1,500 tonnes per annum.

The Company will be converting from the current heap leaching system to a full mechanical agitated leach system at the end of the first quarter of 2008. The new system is expected to increase the yearly production rate of high quality prilled iodine from the current 1000 tonnes per year to 1,500 tonnes per year. When operational, the new agitated leach system will be less affected by cold winter weather conditions and will be more efficient in the use of water and overall recovery of iodine from the caliche ore. Construction of the new agitated leach plant was over 65% complete by the end of the third quarter and on budget.

During the third quarter a new powerline to the Aguas Blancas Mine was approved by the Board and by local environmental authorities and is expected to be operational the latter part of the first quarter of 2008, providing a long-term, less expensive, reliable supply of electricity for current and expanded operations.

The Company's net income before interest, future income taxes and depletion, depreciation and amortization ("EBITDA") for the third quarter ended September 30, 2007 was $1.4 million, 15% lower as compared to the $1.7 million for the comparable period in 2006. The decrease in income for the third quarter is due primarily to a lower gross margin on sales of iodine from Aquas Blancas, higher sales and administrative costs, offset slightly by foreign exchange translation gain on funds held in Canadian dollars. The gross margin from Aquas Blancas was negatively impacted by increased costs of fuel, sulfur, sulfuric acid and other increases in operating costs due to the effects of unusually cold weather during the third quarter. In addition, the continuous devaluation of the U.S. dollar against the Chilean peso from the beginning of 2007 to the end of the quarter contributed to a rise in labor and supply costs sourced locally in pesos. Operating cost cutting measures combined with improved iodine production with the onset of warmer weather are expected to improve the fourth quarter performance.

Financial and Operating Highlights

In thousands of USD	Three Months Ended September 30, 2007	Three Months Ended September 30, 2006	Nine Months Ended September 30, 2007	Nine Months Ended September 30, 2006
Total Revenue	5,870	4,673	19,610	14,033
Cost of goods sold	4,098	2,711	11,596	7,685
General and administrative expenses	583	425	1,745	1,216
EBITDA	1,408	1,660	6,984	4,903
Net Income (loss)	(4)	1,305	2,210	3,383
Tonnes Mined (Mt)	1,145,280	979,300	3,122,690	2,233,031
Iodine Grade (ppm)	495	625	518	741
Iodine Produced (Mt)	244	224	822	641
Iodine Sold (Mt)	252	208	860	639

Operations

Mining

Mine production of caliche ore was on target for the three months ended September 30, 2007 at 1,145,280 Mt with a grade of 495 parts per million (ppm) and for the nine months ended September 30, 2007 at 3,122,690 Mt with a grade of 518 ppm. There are 18 leach pads containing approximately 200,000 tonnes of ore under irrigation at any one time, each with a life cycle of 6 to 8 months.

Leaching – Leaching operations have been challenged in July and August due to uncommonly low ambient temperatures. The existing leaching system was impeded due to the precipitation of solid salts blocking the normal flow of solutions to the iodine plant. Nevertheless, through the efforts of staff and employees, production was maintained at levels higher than the same period in 2006.

Iodine Production - During the quarter iodine production averaged a monthly level of 84 tonnes per month compared to 69 tonnes per month in the same period the previous year. Upon conversion to continuous agitated leach, the Company is expecting to substantially increase overall recoveries from the current level of approximately **55%** to over **80%** with iodine production capacity anticipated to reach 125 tonnes per month, or 1,500 tonnes per year. In addition, water use will be economized, processing time will be immensely reduced from months to hours and the operational costs will come down over the long term. The new plant is expected to be operational by the end of th first quarter of 2008 at a total estimated cost of $25.5 million. Funding will come from internal cash flow and available short-term credit facilities.

Power Supply

During the third quarter the Company received approval from the Regional Environmental Authority of Antofagasta, in northern Chile (COREMA), for the construction of a new powerline connecting the Aquas Blancas Mine to the local power grid. The $8.2 million project will connect the Aguas Blancas Mine with the local power grid **at a distance of** 28 kilometers. It will include two substations and a 69 kilovolt transmission line. Construction is expected to be completed and the new power supply system operational by the end of the first quarter in 2008 providing more reliable lower cost power to the existing facility and increase power available for future expansion.

The powerline will replace the current diesel powered generators and provide for a long-term reliable source of energy for future operations.

Nitrate Feasibility Study

The feasibility study for the production of nitrate fertilizers is ongoing and is expected to be completed during the fourth quarter of this year. Management expects to review it and make a recommendation to the Board during the first quarter of 2008. Market analysis indicates an ever increasing world-wide demand for inorganic nitrate fertilizers from Chile. Considered "natural" in origin, the application of these fertilizers in the cultivation of tobacco, fruits and vegetables continues to grow.

Exploration and New Business Development

The Company continues to conduct an aggressive exploration drilling program for discovery of new resources at the Aguas Blancas Mine while an in-fill drilling program is on-going to convert existing resources to the reserve category. A new reserve/resource calculation is underway for which results are expected to be announced during the first quarter of 2008.

Meantime, opportunities for expansion into other areas of northern Chile are being aggressively pursued as part of our long-term growth strategy. These opportunities include new exploration projects and possible joint-ventures and/or acquisitions.

Investor relations activities are carried out by Company personnel and include the design and maintenance of a corporate website and investor and analyst communication.

On behalf of the Board,

Edward F. Posey
President and CEO

November 27, 2007

Form 52-109F2 – Certification of Interim Filings – CEO,
filed November 28, 2007

ATACAMA
MINERALS CORP.

FORM 52-109F2

CERTIFICATION OF INTERIM FILINGS

I, Edward F. Posey, President and Chief Executive Officer of Atacama Minerals Corp., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Atacama Minerals Corp. (the issuer) for the interim period ending September 30, 2007;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   a. designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

   b. designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: November 27, 2007

Edward F. Posey
President and Chief Executive Officer
Atacama Minerals Corp.

Form 52-109F2 – Certification of Interim Filings – CFO,
filed November 28, 2007

ATACAMA
MINERALS CORP.

FORM 52-109F2

CERTIFICATION OF INTERIM FILINGS

I, Wanda Lee, Chief Financial Officer of Atacama Minerals Corp., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Atacama Minerals Corp. (the issuer) for the interim period ending September 30, 2007;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   a. designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

   b. designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: November 27, 2007

Wanda Lee
Chief Financial Officer
Atacama Minerals Corp.

Management's discussion and analysis for the nine months ended September 30, 2007, filed November 28, 2007

ATACAMA MINERALS CORP.
MANAGEMENT'S DISCUSSION AND ANALYSIS
(Amounts in United States Dollars unless otherwise indicated)
NINE MONTHS ENDED SEPTEMBER 30, 2007

The following discussion and analysis of the results of operations and financial condition ("MD&A") for Atacama Minerals Corp. (the "Company") should be read in conjunction with the unaudited interim consolidated financial statements for the nine months ended September 30, 2007 and the December 31, 2006 year end audited consolidated financial statements and related notes thereto. The financial information in this MD&A is derived from the Company's consolidated financial statements which are prepared in accordance with Canadian generally accepted accounting principles. The effective date of this MD&A is November 27, 2007.

Additional information about the Company and its business activities is available on SEDAR at www.sedar.com.

Some of the statements in this MD&A are forward-looking statements that are subject to risk factors set out in the cautionary note contained herein.

OVERVIEW

The Company, through its subsidiary, Inversiones Aguas Blancas Limitada, holds a 100% interest in the Aguas Blancas mine ("Aguas Blancas Mine") located in the Atacama Desert in northern Chile. All of the assets related to Aguas Blancas are owned by Atacama Minerals Chile S.C.M. ("AAM Chile").

The Aguas Blancas Mine commenced production in 2001, maintaining an average annual production of approximately 750 metric tonnes (Mt) per year under a 50/50 joint venture with a local Chilean partner. In May 2005 the Company acquired 100% control and established a plan to expand iodine production to an annualized rate of 1,500 Mt per year. As part of this process, the Company is converting the current heap-leaching system for recovering mineralized solutions to a mechanical agitated leach system expected to be operational in the first quarter of 2008. In addition, the Company is completing a feasibility study for the production of nitrate fertilizers, expected to be ready during the fourth quarter of this year.

Aguas Blancas

Production

Selected operational information for Aguas Blancas for the three and nine months ended September 30, 2007 compared to 2006 is set out in the following table:

	Three Months Ended September 30, 2007	Three Months Ended September 30, 2006	Nine Months Ended September 30, 2007	Nine Months Ended September 30, 2006
Tonnes Mined (Mt)	1,145,280	979,300	3,122,690	2,233,031
Iodine Grade (ppm)	495	625	518	741
Iodine Produced (Mt)	244	224	822	641
Iodine Sold (Mt)	252	208	860	639

Iodine production at Aguas Blancas for the three months ended September 30, 2007 was 244 Mt compared to 224 Mt for the same period of 2006, an increase of 8.9 %. Iodine production for the nine months ended September 30, 2007 increased to 822 Mt, an increase of 28 % as compared to 641 Mt for the same period in 2006. Higher amounts of ore mined and continuing operational improvements contributed to the increase in production

Mine production of caliche ore for the three months ended September 30, 2007 was 1,145,280 Mt at a grade of 495 parts per million (ppm) compared to 979,300 Mt at a grade of 625 ppm for the same period in 2006. Production of caliche ore for the nine months ended September 30, 2007 was 3,122,690 Mt at a grade of 518 ppm compared to 2,233,031 Mt at a grade of 741 ppm for the same period in 2006. There are 18 leach pads under irrigation at any one time, each with a life cycle of 6 to 8 months.

The grade of iodine delivered to the heap leach pads during the first three quarters of 2007 was lower than the comparable period in 2006 as per the long-term mine plan which determines the grade and tonnage required to produce the amount of iodine targeted for that period.

The 244 Mt of iodine produced during the three months ended September 30, 2007, was below target levels due to unusually cold weather conditions prevailing during the months of July and August, 2007.

Agitated leach plant

The construction of a new mechanical agitated leach plant is currently underway with completion expected in the first quarter of 2008. The plant is designed to replace the current heap leaching system which will facilitate and increase production from current levels of approximately 1,000 tonnes to 1,500 tonnes per annum. The investment required for this plant is estimated at approximately $25.5 million of which $15.7 million has already been spent as of the end of the third quarter. In addition, a sediment containment facility is required at an estimated cost of approximately $2.7 million.

The new agitated leach plant is expected to have greater efficiency in water use with much higher recoveries of iodine along with nitrate and sulfate salts from the "caliche" ore. The residence time for recovery of mineral solutions will be reduced from a period of many months to a matter of hours.

Power Supply

During the third quarter of 2007, the Company received approval, from the Regional Environmental Authority of Antofagasta, in northern Chile (COREMA), for the construction of a new powerline connecting the Aquas Blancas Mine to the local power grid. The $8.2 million powerline project will extend for 28 kilometers and will include two substations and a 69 kilovolt transmission line. Construction is expected to be completed and operational by the end of the first quarter in 2008. As at September 30, 2007, approximately $835,000 has been spent on the powerline project.

The powerline will replace the current diesel powered generators and provide for a long-term reliable source of energy for future operations. Energy supply from the national grid will reduce the unit cost of energy versus the current self generation.

Nitrate Feasibility Study

The feasibility study for the production of nitrate fertilizers is ongoing and is expected to be completed during the fourth quarter of this year.

SELECTED QUARTERLY INFORMATION

Financial Data for 8 Quarters								
Three months Ended	**Sep-07**	**Jun-07**	**Mar-07**	**Dec-06**	**Sep-06**	**Jun-06**	**Mar-06**	**Dec-05**
1. Total revenues ($000's)	5,870	7,164	6,576	4,788	4,673	4,990	4,370	4,381
2. Income (loss) before Extraordinary items ($000's)	(4)	1,194	1,020	(1,222)	1,305	1,301	777	1,826
3. Net income (loss) ($000's)	(4)	1,194	1,020	(1,222)	1,305	1,301	777	1,826
4. Income (loss) per share (basic and diluted) ($)	(0.00)	0.01	0.01	(0.01)	0.01	0.01	0.01	0.02

QUARTERLY ANALYSIS

Revenue for the last three quarters ended September 30, 2007 increased due to higher sales volumes and an improvement in iodine prices compared to the same period in 2006. Revenue for the third quarter of 2007 was adversely affected by the impact of the unusually cold weather. A decrease in gross margin on earnings from Aguas Blancas and an increase in financing expenses caused a decline in net income for the quarter ended September 30, 2007.

RESULTS OF OPERATIONS

Sales Revenue and Costs of Goods Sold

Sales revenue from the Aguas Blancas Mine was 26% higher at $5.9 million for the three months ended September 30, 2007 as compared to $4.7 million for the same period in 2006. The 25.6% increase in sales revenue was due primarily to a 21.2% increase in sales volume and an improvement in iodine prices. Sales revenue was also 40% higher at $19.6 million for the nine months ended September 30, 2007 as compared to $14.0 million for the same period in 2006. The increase in sales revenue for the nine months of 2007 is also mainly due to a 34.6% increase in sales volume and an improvement in iodine prices.

Costs of goods sold were 51% higher at $4.1 million for the three months ended September 30, 2007 as compared to $2.7 million for the same period in 2006. For the nine months ended September 30, 2007 costs of goods sold were also 51% higher at $11.6 million compared to $7.7 million for 2006. The increase in the cost of goods sold for the third quarter and the nine months ended September 30, 2007 is attributed to lower iodine grade and recovery and increased costs for fuel, sulfur, sulfuric acid and other operating supplies. In addition, the continuous devaluation of the U.S. dollar against the Chilean peso from the beginning of 2007 to the end of the quarter contributed to a rise in labor and supplies costs sourced locally in pesos. The low recoveries were caused by the effects of a severe and unusually cold winter weather.

Depletion, Depreciation and Amortization

Depletion, depreciation and amortization expenses were higher at $1.2 million and $4.0 million, respectively, for the three months and nine months ended September 30, 2007 compared to $0.5 million and $1.7 million for 2006. The increase is primarily due to a change in estimate for depletion of the mineral properties expenditures as a result of the new reserve and resource estimates for Aguas Blancas based on National Instrument 43-101 and the substantial increase in tonnes mined during the period.

General and Administrative expenses

General and administrative expenses for the three and nine months ended September 30, 2007 were higher at $584,000 and $1.7 million as compared to $425,000 and $1.2 million, respectively, for the comparable period of 2006. The increase for both the third quarter and nine months of 2007 is primarily due to higher administrative costs including higher management costs and costs related to the closure of the Iquique office and the move to new office premises in Santiago, Chile.

Other income and expenses

Foreign exchange translation gain for the three and nine months ended were higher at $310,000 and $1.0 million as compared to $230,000 and $515,000 for comparable periods of 2006. The increase is due primarily to gains on our Canadian dollar cash and cash equivalents on exchange into U.S. dollars for reporting purposes.

Interest and financing charges were higher for the three months ended September 30, 2007 at $299,000 as compared to $55,000 for 2006. The increase is due mainly to the issuance of 200,000 shares of the Company at a fair value of CDN$1.34 per share as consideration for a waiver of a security interest over the Aguas Blancas Mine. For the nine months ended September 30, 2007, interest and financing charges were also higher at $380,000 and $223,000, respectively, compared to 2006.

Summary

The Company's income before interest, future income taxes and depletion, depreciation and amortization ("EBITDA") for the third quarter ended September 30, 2007 was 15% lower at $1.4 million as compared to $1.7 million for the same comparable period of 2006. The decrease in income for the third quarter is due primarily to a lower gross margin on sales of iodine from Aquas Blancas, higher sales and administrative costs, offset slightly by foreign exchange translation gain on funds held in Canadian dollars. The gross margin from Aquas Blancas was negatively impacted by lower iodine grade and recovery resulting from a severe and unusually cold winter weather and increased costs for fuel, sulfur, sulfuric acid and other operating supplies. In addition, the continuous devaluation of the U.S. dollar against the Chilean peso from the beginning of 2007 to the end of the quarter contributed to a rise in labor and supplies costs sourced locally in pesos.

EBITDA is a non-GAAP measure, which is used to determine the Company's ability to generate cash flows and returns from its operating activities. EBITDA does not have a standardized meaning prescribed by GAAP and is therefore unlikely to be comparable to similar measures presented by other issuers.

A reconciliation from net income to EBITDA for the quarter ended September 30, 2007 and 2006 is as follow:

Reconciliation from net income (loss) to EBITDA

In thousands USD	Three Months Ended September 30 2007	Three Months Ended September 30 2006
Net income (loss) and comprehensive income	$ (4)	$ 1,305
Add (deduct):		
Depletion, depreciation and amortization	1,246	508
Interest income	(149)	(147)
Interest expense and financing charges	299	55
Income taxes (recovery)	17	(60)
EBITDA	$ 1,408	$ 1,660

The Company's net loss for the third quarter ended September 30, 2007 was $4,000, a decrease of $1.3 million as compared to net income of $1.3 million for the same comparable period of 2006. The Company's net income for the nine months ended September 30, 2007 was also lower at $2.2 million as compared to a net income of $3.4 million for the comparable period of 2006.The decrease in income for both the third quarter and nine months of 2007 is due primarily to a lower gross margin on sales from Aquas Blancas Mine and higher general and administrative costs.

LIQUIDITY AND CAPITAL RESOURCES

At September 30, 2007, the Company had cash of $9.9 million and working capital of $17.3 million as compared to cash of $21.3 million and working capital of $26.4 million at December 31, 2006. The decrease in cash was mainly used to fund the new agitated leach plant and the nitrates and ore reserve studies.

Net cash from operating activities was $4.2 million for the nine months ended September 30, 2007 and consisted mainly of net income of $2.2 million and the impact of non-cash items and changes in non-cash working capital.

Net cash used in financing activities for the nine months ended September 30, 2007 was $375,000 comprised of repayment of loans payable of $94,000 and a note payable of $280,000.

Net cash used in investing activities for the nine months ended September 30, 2007 was $13.9 million related mainly to the new agitated leach plant purchases and $565,000 for the nitrates and ore reserves studies.

Based on the Company's financial position at September 30, 2007, the operating cash flows that are expected from the Aguas Blancas Mine and in conjunction with available short and medium term credit facilities, the Company believes that it has access to the funds required to complete the full agitated leach plant and sediment containment facility, complete the feasibility studies for nitrates and to complete the new powerline project.

RELATED PARTY TRANSACTIONS

During the nine months ended September 30, 2007, the Company incurred:

(a) $172,000 (2006 - $146,000) for administrative management services provided by a company owned by a director and shareholder of the Company. At September 30, 2007 $nil (2006 - $47,000) was due to this company.

(b) legal fees of $12,000 (2006-$30,000) from a law firm of which a partner is a director of the Corporation. At September 30, 2007, $3,000 (2006-$7,000) was due to this law firm and is included in mounts due to related parties.

The above transactions, occurring in the normal course of operations, are measured at the exchange amount, which is the fair value consideration established and agreed to by the related parties.

OUTSTANDING SHARE DATA

As at November 27, 2007, the Company had 114,067,725 common shares outstanding and 4,155,000 share options outstanding under its stock-based incentive plan. As at the same date, the Company had no share purchase warrants outstanding.

CHANGES IN ACCOUNTING POLICY

Effective January 1, 2007, the Company adopted the following new accounting standards issued by the Canadian Institute of Chartered Accountants:

a) Section 3855 – Financial Instruments – Recognition and Measurement. Section 3855 requires that all financial assets, except those classified as held to maturity, and derivative financial instruments, must be measured at fair value. All financial liabilities must be measured at fair value when they are classified as held for trading; otherwise, they are measured at cost. Investments classified as available for sale are reported at fair market value (or mark to market) based on quoted market prices with unrealized gains or losses excluded from earnings and reported as other comprehensive income or loss. Investments subject to significant influence are reported at cost and not adjusted to fair market value.

b) Section 1530 – Comprehensive Income. Comprehensive Income is the change in the Company's net assets that results from transactions, events and circumstances from sources other than the Company's shareholders and includes items that would not normally be included in net earnings such as unrealized gains or losses on available-for-sale investments. Other comprehensive income includes the holding gains and losses from available for sale securities which are not included in net income (loss) until realized.

c) The adoption of Sections 1530 and 3855 had no impact on the opening equity and the current period income or comprehensive income of the Company.

In June 2007, the Canadian Institute of Chartered Accountants issued section 3031 "Inventories" to replace existing section 3030. The new section, which is effective January 1, 2008, establishes standards for the measurement and disclosure of inventories. Management is in the process of assessing the effects of applying this section, but does not expect the application to have a significant effect on the company's financial statements.

INTERNAL CONTROLS OVER FINANCIAL REPORTING

For the nine months ended September 30, 2007, no changes were made in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting. Internal control over financial reporting, which is an integral part of the Company´s ongoing business, continues to be improved upon without having any current or foreseeable material affects.

CONTINGENCY

The Company's subsidiary, AAM Chile, has received a re-assessment of income taxes for the tax years 2004 to 2006 in the amount of approximately $1.8 million. AAM Chile has appealed the re-assessment. No provision has been made for the re-assessment in the consolidated financial statements as no reasonable estimate can be made at this time. AAM Chile and its tax advisors will vigorously defend the re-assessment to refute the claim.

RISKS AND UNCERTAINTIES

The operations of the Company are speculative due to the high risk nature of its business which includes the acquisition, financing, exploration, development and operation of mining properties. These risk factors could materially affect the Company's future operations and could cause actual events to differ materially from those described in forward-looking statements relating to the Company. The more significant ones include:

Commodity Price Risk: The Company's revenue is predominately affected by the fluctuation in iodine prices. If the price of iodine should drop significantly, the economic prospects of the Company's ongoing operations could be significantly reduced or rendered uneconomic.

Financial Markets: The Company is dependent on the debt and equity markets to finance its initiatives. There is no assurance that the Company will be successful in obtaining additional financing on a timely basis.

Political Risk: Exploration and mining are presently carried out in Chile. Political risks may adversely affect the Company's existing assets and operations. Real and perceived political risk may also affect the Company's ability to finance capital expansion projects and future mine development opportunities.

Currency Risk: Business is mainly transacted by the Company in the Chilean and US currencies. Fluctuations in exchange rates may have a significant effect on the cash flows of the Company. Future changes in exchange rates could materially affect the Company's results in either a positive or negative direction.

Environmental Risk: The Company seeks to operate within environmental protection standards that meet or exceed existing requirements in the countries in which the Company operates. Present or future laws and regulations, however, may affect the Company's operations. Future environmental costs may increase due to changing requirements or costs associated with exploration and the developing, operating and closing of mines. Programs may also be delayed or prohibited in some areas. Although minimal at this time, site restoration costs are a component of exploration expenses.

Title Risk: The Company has investigated its right to explore and exploit its properties and, to the best of its knowledge, those rights are in good standing. However, the results of the Company's investigations should not be construed as a guarantee of title. No assurance can be given that applicable governments will not revoke or significantly alter the conditions of the applicable exploration and mining authorizations nor that such exploration and mining authorizations will not be challenged or impugned by third parties.

Water and Power Risks: The viability of the Company's operations relies on sufficient volumes of economically provided water and power supply. As the water comes from aquifers in an arid environment there is some risk to long term supply. Recently, Chile has experienced power supply shortage and increased costs. While the Company is taking steps to increase its water and power supply for expansions and long term stability, there is no guarantee this will be permanent.

Mineral Resources and Reserves: These have been and continued to be assessed with the assistance of independent experts but the very nature of mineral resource formation comes with the same inherent risk that tonnes, densities and grades could vary from those predicted despite the Company's regular third party assessments and ongoing exploration efforts.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements contained in the foregoing Management's Discussion and Analysis and elsewhere constitute forward-looking statements. Such forward-looking statements involve a number of known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date the statements were made, and readers are advised to consider such forward-looking statements in light of the risks set out above.

OFF-BALANCE SHEET AGREEMENTS

The Company does not have any off-balance sheet arrangements.

OUTLOOK

Results year to date for the Company's operations at the Aguas Blancas Mine in the Atacama Desert of northern Chile were in line with expectations. Iodine production has been increased to a current annualized level of approximately 1,000 tonnes per year as a result of the Company's on-going improvement program at Aguas Blancas with continuing improvements expected when the full mechanical agitated leach becomes operational in the first quarter of 2008. The plant is designed for 125 tonnes per month or a total of 1,500 tonnes per year. Upon conversion to continuous agitated leach, the Company is expecting to substantially increase overall recoveries with iodine production capacity anticipated to reach 125 tonnes per month, or 1,500 tonnes per year. In addition, water use will be economized, processing time will be drastically reduced from months to hours and the operational costs will come down over the long term. The new plant is expected to be operational by the first quarter of 2008.

In addition, the Company is nearing completion of the feasibility study for development of nitrate fertilizer production. A series of large evaporation ponds have been completed and pond floors are being filled with iodine plant discharge solution containing sulphate and nitrate salts for eventual precipitation and production of plant feedstock. The Company expects to make a decision early next year on production of nitrate fertilizers based on the results of the feasibility study.

The iodine market continues to be strong with third quarter sales averaging a ten year high. The Company expects sales and revenues to be higher in the fourth quarter of 2007. World demand has been high due to the increase in industrial uses particularly in the manufacturing of LCD screens used in computers and televisions, X-ray contrast media and also due to the child health care programs introduced in China, where it has become a national concern to treat drinking waters with iodine to prevent widespread disease.

The relatively strong quarterly increases in the price of iodine during the nine months ending September 30, 2007, are expected to stabilize during the fourth quarter of 2007.

The iodine produced at Aguas Blancas is of high quality and widely accepted in the world markets. The many uses of iodine coupled with the growing demand have firmly established the Company as a reliable and key supplier in the market.

World-wide use of inorganic nitrate fertilizers has experienced a 5% growth in the last five years with current demand of approximately 1.3 million tonnes per year. Potassium nitrate, sodium nitrate and mixed sodium-potassium nitrate fertilizers from Chile are considered natural in origin and find world-wide application as specialty fertilizers in growing tobacco, fruits and vegetables. The outlook for the future production of nitrate fertilizers at Aguas Blancas will depend on the outcome of the feasibility study.

The Company has established an aggressive growth plan which includes increasing the resource and reserve base at the Aguas Blancas mine as well as examining other industrial mineral opportunities in South America. Other exploration opportunities are being considered along with possible joint ventures and acquisitions.

News release, filed October 11, 2007

ATACAMA MINERALS CORP.

2101 - 885 West Georgia Street, Vancouver, B.C. Canada V6C 3E8
Telephone: (604) 689-7842 • Facsimile: (604) 689-4250 • www.atacama.com

NEWS RELEASE

ATACAMA RECEIVES APPROVAL FOR NEW POWERLINE TO AGUAS BLANCAS MINE IN NORTHERN CHILE

October 11, 2007... Atacama Minerals Corp. ("Atacama" or the "Company") (TSX Venture: AAM) is pleased to announce that it has received approval from the Regional Environmental Authority of Antofagasta, northern Chile (COREMA), for the construction of a new powerline connecting the Aguas Blancas Mine with the local power grid. The new powerline will extend for 28 kilometers and will cost approximately US$8.2 million including two new substations and a 69 kilovolt transmission line. Construction of the powerline is expected to be completed and operational by the end of the first quarter of 2008.

The new powerline will replace the current system of diesel powered generators at the mine site and provide for a long-term reliable source of energy for future operations.

The Company is currently in the construction phase of a new mechanical agitated leach plant designed to replace the current heap leaching system which will facilitate an increase in production from current levels of approximately 900 tonnes per year iodine to 1,500 tonnes per year iodine. The agitated leach plant is expected to be operational the first quarter of 2008 at an estimated cost of US$25.5 million.

Atacama Minerals Corp. is an industrial minerals company producing iodine from its 100% owned Aguas Blancas mine in the Atacama Desert of northern Chile.

On Behalf of the Board,

Edward F. Posey
President

For further information, please contact:
Sophia Shane, Corporate Development (604) 689-7842

Articles of Amendment, filed September, 28, 2007

Industry Canada Industrie Canada
Corporations Canada Corporations Canada

Articles of Amendment

*(Section 27 or 177 of the **Canada Business Corporations Act (CBCA)**)*

Form 4

Instructions

[3] Any changes in the articles of the corporation must be made in accordance with section 27 or 177 of the CBCA

A If an amendment involves a change of corporate name (including the addition of the English or French version of the corporate name), the new name must comply with sections 10 and 12 of the CBCA as well as part 2 of the regulations, and the Articles of Amendment must be accompanied by a Canada-biased NUANS® search report dated not more than ninety (90) days prior to the receipt of the articles by Corporations Canada. A numbered name may be assigned under subsection 11(2) of the CBCA without a NUANS® search

D Any other amendments must correspond to the paragraphs and subparagraphs referenced in the articles being amended If the space available is insufficient, please attach a schedule to the form

[4] Declaration

This form must be signed by a director or an officer of the corporation (subsection 262(2) of the CBCA)

General

The information you provide in this document is collected under the authority of the CBCA and will be stored in personal information bank number IC/PPU-049 Personal information that you provide is protected under the provisions of the *Privacy Act* However, public disclosure pursuant to section 266 of the CBCA is permitted under the *Privacy Act*

If you require more information, please consult our website at www corporationscanada ic gc ca or contact us at 613-941-9042 (Ottawa region), toll-free at 1-866-333-5556 or by email at corporationscanada@ic gc ca

Prescribed Fees

- Corporations Canada Online Filing Centre $200
- By mail or fax $200 paid by cheque payable to the Receiver General for Canada or by credit card (American Express®, MasterCard® or Visa®)

Important Reminders

Changes of registered office address and/or mailing address:
Complete and file Change of Registered Office Address (Form 3)

Changes of directors or changes of a director's address:
Complete and file Changes Regarding Directors (Form 6)

These forms can be filed electronically, by mail or by fax free of charge

File documents online:
Corporations Canada Online Filing Centre: www.corporationscanada.ic.gc.ca

Or send documents by mail:
**Director General,
Corporations Canada
Jean Edmonds Tower South
9th Floor
365 Laurier Ave. West
Ottawa ON K1A 0C8**

By Facsimile
613-941-0999

1 Corporation name

Atacama Minerals Corp

2 Corporation number

339990-7

3 The articles are amended as follows:
(Please note that more than one section can be filled out)

A: The corporation changes its name to

B: The corporation changes the province or territory in Canada where the registered office is situated to **(Do not indicate the full address)**

Toronto, Ontario

C: The corporation changes the minimum and/or maximum number of directors to
(For a fixed number of directors, please indicate the same number in both the minimum and maximum options)

minimum: maximum:

D: Other changes. (e g , to the classes of shares, to restrictions on share transfers, to restrictions on the businesses of the corporation or to any other provisions that are permitted by the CBCA to be set out in the Articles) **Please specify.**

RECEIVED
2008 APR 30 P 3:25
OFFICE OF ... CORPORATE FINANCE

4 Declaration

I hereby certify that I am a director or an officer of the corporation. C 13 JUN '07 13:02

[signature]
SIGNATURE

Sandra M Kansky (604) 689-7842
PRINT NAME TELEPHONE NUMBER

Note: Misrepresentation constitutes an offence and, on summary conviction, a person is liable to a fine not exceeding $5000 or to imprisonment for a term not exceeding six months or both (subsection 250(1) of the CBCA)

Canada

IC 3069 (2006/12)

Security holders documents – Articles of Amendment,
filed September 28, 2007

Industry Canada / Industrie Canada
Corporations Canada / Corporations Canada

Articles of Amendment

*(Section 27 or 177 of the **Canada Business Corporations Act (CBCA)**)*

Form 4

Instructions

[3] Any changes in the articles of the corporation must be made in accordance with section 27 or 177 of the CBCA.

A: If an amendment involves a change of corporate name (including the addition of the English or French version of the corporate name), the new name must comply with sections 10 and 12 of the CBCA as well as part 2 of the regulations, and the Articles of Amendment must be accompanied by a Canada-biased NUANS® search report dated not more than ninety (90) days prior to the receipt of the articles by Corporations Canada. A numbered name may be assigned under subsection 11(2) of the CBCA without a NUANS® search.

D: Any other amendments must correspond to the paragraphs and subparagraphs referenced in the articles being amended. If the space available is insufficient, please attach a schedule to the form.

[4] Declaration

This form must be signed by a director or an officer of the corporation (subsection 262(2) of the CBCA).

General

The information you provide in this document is collected under the authority of the CBCA and will be stored in personal information bank number IC/PPU-049. Personal information that you provide is protected under the provisions of the *Privacy Act*. However, public disclosure pursuant to section 266 of the CBCA is permitted under the *Privacy Act*.

If you require more information, please consult our website at www.corporationscanada.ic.gc.ca or contact us at 613-941-9042 (Ottawa region), toll-free at 1-866-333-5556 or by email at corporationscanada@ic.gc.ca.

Prescribed Fees

- Corporations Canada Online Filing Centre: $200
- By mail or fax: $200 paid by cheque payable to the Receiver General for Canada or by credit card (American Express®, MasterCard® or Visa®).

Important Reminders

Changes of registered office address and/or mailing address:
Complete and file Change of Registered Office Address (Form 3).

Changes of directors or changes of a director's address:
Complete and file Changes Regarding Directors (Form 6).

These forms can be filed electronically, by mail or by fax free of charge.

File documents online:
Corporations Canada Online Filing Centre: www.corporationscanada.ic.gc.ca

Or send documents by mail:
**Director General,
Corporations Canada
Jean Edmonds Tower South
9th Floor
365 Laurier Ave. West
Ottawa ON K1A 0C8**

By Facsimile:
613-941-0999

1 Corporation name

Atacama Minerals Corp.

2 Corporation number

339990-7

3 The articles are amended as follows:
(Please note that more than one section can be filled out)

A: The corporation changes its name to:

B: The corporation changes the province or territory in Canada where the registered office is situated to: **(Do not indicate the full address)**

Toronto, Ontario

C: The corporation changes the minimum and/or maximum number of directors to:
(For a fixed number of directors, please indicate the same number in both the minimum and maximum options).

minimum: maximum:

D: Other changes: (e.g., to the classes of shares, to restrictions on share transfers, to restrictions on the businesses of the corporation or to any other provisions that are permitted by the CBCA to be set out in the Articles) **Please specify.**

RECEIVED
2008 APR 30 P 3:25

4 Declaration

I hereby certify that I am a director or an officer of the corporation.

SIGNATURE

Sandra M. Kansky — (604) 689-7842
PRINT NAME — TELEPHONE NUMBER

Note: Misrepresentation constitutes an offence and, on summary conviction, a person is liable to a fine not exceeding $5000 or to imprisonment for a term not exceeding six months or both (subsection 250(1) of the CBCA).

Canada

News release, filed August 30, 2007

ATACAMA MINERALS CORP.

2101 - 885 West Georgia Street, Vancouver, B.C. Canada V6C 3E8
Telephone: (604) 689-7842 • Facsimile: (604) 689-4250 • www.atacama.com

NEWS RELEASE

ATACAMA REPORTS IMPROVED SECOND QUARTER RESULTS

Vancouver, British Columbia – August 30, 2007 – Atacama Minerals Corp. ("Atacama" or the "Company") (TSX Venture: AAM) is pleased to report the results from the Company's second quarter period ended June 30, 2007.

The second quarter of 2007 continued to show favorable trends in the Company's production and cash flows from the Aguas Blancas Mine in the Atacama Desert of northern Chile. Iodine production at the Aguas Blancas Mine for the second quarter and six month periods showed an increase of 41% and 38% compared to similar periods last year. The iodine market remains robust with prices expected to remain strong throughout the remainder of 2007. The increase in overall performance is a result of the Company's operational improvements, higher mine production, and an employee incentive program. Meantime, the Company is aggressively pursuing exploration and expansion opportunities in Chile.

The Company's net income before interest, future income taxes and depletion, depreciation and amortization ("EBITDA") for the second quarter ended June 30, 2007 was 58% higher at $3.0 million as compared to $1.9 million for the comparable period in 2006.

Financial and Operating Highlights

In thousands USD	Three Months Ended June 30,		Six Months Ended June 30,	
	2007	2006	2007	2006
Total revenue	7,164	4,990	13,740	9,360
Cost of goods sold	4,080	2,328	7,499	4,974
General and administrative expenses	744	966	1,330	1,429
EBITDA	2,952	1,872	5,612	3,243
Net income	1,194	1,301	2,214	2,079

	Three Months Ended June 30,		Six Months Ended June 30,	
	2007	2006	2007	2006
Tonnes Mined (Metric-"Mt")	987,117	711,000	1,977,410	1,314,167
Iodine Grade (ppm)	513	949	531	821
Iodine Produced (Mt)	285	202	577	417
Iodine Sold (Mt)	314	226	608	431

The Company produced 3.3% of the world market of 26,900 tonnes during 2006 and expects this percentage to be higher for 2007.

The iodine produced at Aguas Blancas is of very high quality and is now widely accepted in world markets. The many uses of iodine coupled with the growing strong demand are very encouraging to Company management for the future of the business.

Operations

Mining - Mine production was maintained at an average rate of 330,000 tonnes per month. An amount of approximately 110,000 tonnes per month was mined from the northwestern portion of the deposit known as the "Repasos" area, and a monthly average of 220,000 tonnes per month was mined from the central portion of the deposit, or the "Virgin" area. In the Virgin area, the use of a continuous mining machine has allowed for better control of dilution and higher overall average grades of iodine delivered to the leach pads. The continuous mining machine eliminates the need for drilling and blasting in the mining operations, making this method safer and more efficient.

During the second quarter of 2007, 987,000 tonnes of ore grading an average of 513 ppm iodine were mined producing approximately 285 tonnes of high-purity iodine, compared to 292 tonnes of iodine produced during the previous quarter. This slight decrease in production reflects an unusually cold winter which commenced in the month of June, reducing the efficiency of the heap leach system.

The grade of iodine delivered to the heap leach pads during the first half of 2007 was consistent with the predicted mine plan and budget for the period.

Leaching - Leaching operations have been challenged as the winter months commenced due to uncommonly low ambient temperatures. These low temperatures negatively affect the leaching system because of the precipitation of solid salts blocking the normal flow of solutions. The Company is very proud of the efforts of mine personnel to combat this negative affect, however, under these conditions a slight reduction in iodine production is unavoidable and could persist into the third quarter.

Iodine Production - During the quarter iodine production was maintained at an average monthly level of 95 tonnes per month. Upon conversion at year end from the current heap leach operations to continuous agitated leach, the Company is expecting to substantially increase overall recoveries from the current level of approximately 60% to over 85% with iodine production capacity anticipated to reach 125 tonnes per month. In addition, water use will be economized, processing time will be drastically reduced and long-term costs will decline.

Conversion from Heap Leaching to Full Mechanical Agitated Leach - Construction of the new agitated leach plant, designed to replace heap-leaching operations, is now well underway. A ground-breaking ceremony was held on April 17, 2007 with several local dignitaries and mining authorities in attendance, including the Region II Representative of Chilean President Michelle Bachelet, Intendenta Marcela Hernando.

The decision by Atacama to convert to a full-scale mechanical agitated leach plant was made in 2006 after a year of successful pilot plant testing. The new plant is expected to be operational by the end of the year and will provide capacity to increase production from 1,000 to 1,500 tonnes of high quality iodine per year. The total estimated cost of the new plant is $25.5 million, expected to be funded by internal cash flow and cash reserves. Atacama is proud to be the first mining company in Chile to utilize mechanical agitated leaching for iodine operations.

Power Supply - During the quarter ended June 30, 2007, the Company continued the process to replace the current power source on site by conversion from diesel generators to electrical power from the national grid. This process is expected to be completed early in 2008. A substation located 25 kilometers to the north with a new powerline is planned at an estimated cost of $8 million. This move is expected to reduce production costs over the long-term.

Nitrates - A feasibility study for the production of nitrate fertilizers is currently under way and is expected to be completed in the third quarter of the year. The increasing world-wide demand for inorganic nitrate fertilizers from Chile continues. Considered "natural" in origin, the application of these fertilizers in the cultivation of fruits and vegetables continues to grow. The Company is looking forward to announcing the results of this feasibility study prior to year end.

Exploration and New Business Development - The Company is conducting an aggressive drilling exploration program for discovery of new resources at the Aguas Blancas Mine while an in-fill drilling program is on-going to convert existing resources to the reserve category. Meantime, opportunities for expansion into other areas of northern Chile are being aggressively pursued as part of our long-term

growth strategy. These opportunities include new exploration projects and possible joint-ventures and/or acquisitions.

Corporate

During the second quarter of 2007, Mr. Nathaniel Frothingham was appointed Finance Manager for Atacama Minerals Chile. Mr. Frothingham has an extensive background in finance and banking, formerly a director of Equitum S.A. de C.V. in Mexico City, Mexico. The Company welcomes Mr. Frothingham as part of our strategic plan of aggressive growth in Chile.

Atacama Minerals Corp. is an industrial minerals company producing iodine from its 100% owned Aguas Blancas mine in the Atacama Desert of northern Chile.

On Behalf of the Board,

Edward F. Posey
President

For further information, please contact:
Sophia Shane, Corporate Development (604) 689-7842

Form 52-109F2 – Certification of Interim Filings – CEO,
filed August 27, 2007

ATACAMA
MINERALS CORP.

RECEIVED
2008 APR 30 P 3:25
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

FORM 52-109F2

CERTIFICATION OF INTERIM FILINGS

I, Edward F. Posey, President and Chief Executive Officer of Atacama Minerals Corp., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Atacama Minerals Corp. (the issuer) for the interim period ending June 30, 2007;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   a. designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

   b. designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: August 24, 2007

"Edward F. Posey"
Edward F. Posey
President and Chief Executive Officer
Atacama Minerals Corp.

Form 52-109F2 – Certification of Interim Filings – CFO,
filed August 27, 2007

ATACAMA
MINERALS CORP.

FORM 52-109F2

CERTIFICATION OF INTERIM FILINGS

I, Wanda Lee, Chief Financial Officer of Atacama Minerals Corp., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Atacama Minerals Corp. (the issuer) for the interim period ending June 30, 2007;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   a. designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

   b. designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: August 24, 2007

"*Wanda Lee*"

Wanda Lee
Chief Financial Officer
Atacama Minerals Corp.

Management's discussions and analysis for the six months ended June 30, 2007, filed August 27, 2007

ATACAMA MINERALS CORP.
MANAGEMENT'S DISCUSSION AND ANALYSIS
(Amounts in United States Dollars unless otherwise indicated)
SIX MONTHS ENDED JUNE 30, 2007

The following discussion and analysis of the results of operations and financial condition ("MD&A") for Atacama Minerals Corp. (the "Company") should be read in conjunction with the unaudited interim consolidated financial statements for the six months ended June 30, 2007 and the December 31, 2006 year end audited consolidated financial statements and related notes thereto. The financial information in this MD&A is derived from the Company's consolidated financial statements which are prepared in accordance with Canadian generally accepted accounting principles. The effective date of this MD&A is August 24, 2007.

Additional information about the Company and its business activities is available on SEDAR at www.sedar.com.

Some of the statements in this MD&A are forward-looking statements that are subject to risk factors set out in the cautionary note contained herein.

OVERVIEW

The Company, through its subsidiary, Inversiones Aguas Blancas Limitada, holds a 100% interest in the Aguas Blancas mine ("Aguas Blancas") located in the Atacama Desert of northern Chile. All of the assets related to Aguas Blancas are owned by Atacama Minerals Chile S.C.M. ("AAM Chile").

The mine commenced production in 2001 and the Company is in the process of expanding iodine production and carrying out nitrate studies. During the fourth quarter of 2006, management received the preliminary results of the feasibility study for production of sodium sulphate and made the decision to focus on the feasibility of production of nitrate fertilizers. The sodium sulphate project has been suspended pending improvements in market conditions and construction costs.

Aguas Blancas

Production

Selected operational information for Aguas Blancas for the three and six months ended June 30, 2007 compared to 2006 is set out in the following table:

	Three Months Ended June 30, 2007	Three Months Ended June 30, 2006	Six Months Ended June 30, 2007	Six Months Ended June 30, 2006
Tonnes Mined (Mt)	987,117	711,000	1,977,410	1,314,167
Iodine Grade (ppm)	513	949	531	821
Iodine Produced (Mt)	285	202	577	417
Iodine Sold (Mt)	314	226	608	431

Iodine production at Aguas Blancas for the three months ended June 30, 2007 was 285 metric tonnes ("mt") compared to 202 mt for the same period of 2006, an increase of 41%. Iodine production for the six months ended June 30, 2007 increased to 577 mt, an increase of 38% as compared to 417 mt for the same period in 2006. The increase in production is a result of the Company's operational improvements, higher mine production, and an employee incentive program.

Mine production was maintained at an average rate of 330,000 tonnes per month. An amount of approximately 110,000 tonnes per month was mined from the northwestern portion of the deposit known as the "Repasos" area, and a monthly average of 220,000 tonnes per month was mined from the central portion of the deposit, or the "Virgin" area. In the Virgin area, the use of a continuous mining machine has allowed for better control of dilution and in some cases higher overall average grades of iodine delivered to the leach pads compared to the previous drill and blast technique which mixed caliche ore with underlying barren rock. The continuous mining machine eliminates the need for drilling and blasting in the mining operations, making this method safer and more efficient.

The grade of iodine delivered to the heap leach pads during the first half of 2007 was lower than the equivalent period in 2006 due to the mining of a very high grade portion of the Aguas Blancas deposit in the first half of 2006.

Agitated leach plant

During the quarter ended June 30, 2007, the Company continued with the design and construction of the full scale mechanical agitated leach plant, scheduled to replace heap leaching late in the fourth quarter of 2007. The construction contract for the agitated leach plant was awarded to Belsaco Montajes and construction commenced on May 14, 2007. Start-up and commissioning is anticipated for the first quarter of 2008.

The agitated leach plant is expected to be more efficient than the current heap leaching methods being used due to greater efficiency in water use with much higher recoveries of iodine and nitrate/sulfate salts from the "caliche" ore. In addition the time required for the leaching process to recover these elements is reduced from a period of several months to a matter of hours. The new full-scale agitated leach plant will have a design capacity of 1,500 tonnes of iodine per year.

Power Supply

During the quarter ended June 30, 2007, the Company continued the process to replace the current power source on site by conversion from diesel generators to electrical power from the national grid. This process is expected to be completed early in 2008. A substation located 25 kilometers to the north is to be built along with a new powerline at an estimated cost of $8 million. This move is expected to reduce production costs considerably over the long-term.

Nitrate Feasibility Study

A feasibility study for the production of nitrate fertilizers is currently under way and is expected to be completed in the third quarter of this year.

Staff Changes

In June, 2007, Mr. Nathaniel Frothingham was appointed Finance Manager AAM Chile. Mr. Frothingham has an extensive background in banking and finance with an expertise in strategic planning, business development and operations/administration management. Mr. Frothingham was recently a director of Equitum S.A. de C.V., a financial engineering and consulting firm in Mexico, and previously was Deputy General Manager and Chief Financial Officer of Comerica Bank Mexico S.A.

SELECTED QUARTERLY INFORMATION

Financial Data for 8 Quarters								
Three months Ended	**Jun-07**	**Mar-07**	**Dec-06**	**Sep-06**	**Jun-06**	**Mar-06**	**Dec-05**	**Sep-05**
1. Total revenues ($000's)	7,164	6,576	4,788	4,673	4,990	4,370	4,381	5,436
2. Income (loss) before Extraordinary items ($000's)	1,194	1,020	(1,222)	1,305	1,301	777	1,826	1,158
3. Net income (loss) ($000's)	1,194	1,020	(1,222)	1,305	1,301	777	1,826	1,158
4. Income (loss) per share (basic and diluted) ($)	0.01	0.01	(0.01)	0.01	0.01	0.01	0.02	0.01

QUARTERLY ANALYSIS

Revenue for the first and second quarters of 2007 was higher due to significantly higher sales volume and an improvement in iodine prices. Revenue was higher in the third quarter of 2005 as a significant amount of warehoused inventory was sold in addition to sales of monthly production.

RESULTS OF OPERATIONS

Sales Revenue and Costs of Goods Sold

Sales revenue from Aguas Blancas was 44% higher at $7.2 million for the three months ended June 30, 2007 as compared to $5.0 million for the same period in 2006. The increase in sales revenue was due primarily to higher sales volume and an improvement in iodine prices during the quarter. Sales revenue was also 47% higher at $13.7 million for the six months ended June 30, 2007 as compared to $9.4 million for the same period in 2006. The increase in sales revenue for the six months of 2007 is also mainly due to higher sales volume and an improvement in iodine prices.

Costs of goods sold were 75% higher at $4.1 million for the three months ended June 30, 2007 as compared to $2.3 million for the same period in 2006. For the six months ended June 30, 2007 costs of goods sold were 51% higher at $7.5 million compared to $5.0 million for 2006. The main cause of the increase in the cost of goods sold was the 39% increase in tonnes mined in the quarter ended June 30, 2007 and a 50% increase in the six months ended June 30, 2007 as compared to the comparable periods in the prior year. The costs of goods during 2007 were also impacted by increased costs for fuel, sulfur and other operating supplies.

Depletion, Depreciation and Amortization

Depletion, depreciation and amortization expenses were higher at $1.3 million and $2.8 million, respectively, for the three months and six months ended June 30, 2007 compared to $0.6 million and $1.2 million for 2006. The increase is primarily due to a change in estimate for depletion of the mineral properties expenditures as a result of the new reserve and resource estimates for Aguas Blancas based on National Instrument 43-101 and the substantial increase in tonnes mined during the period.

General and Administrative expenses

General and administrative expenses for the three months ended June 30, 2007 were lower at $744,000 as compared to $966,000 for the comparable period of 2006. The decrease in general and administrative expenses of $222,000 is primarily due to decreased stock based compensation expenses, offset by increased sales and administrative costs. The increase in sales and administrative costs for the quarter is due primarily to the closure of the Iquique office and the move to new office premises in Santiago, Chile. The closure of the Iquique office was made for operating efficiencies.

General and administrative expenses for the six months ended June 30, 2007 and 2006 were comparable at $1.3 million and $1.4 million, respectively.

Summary

The Company's net income before interest, future income taxes and depletion, depreciation and amortization ("EBITDA") for the second quarter ended June 30, 2007 was 58% higher at $3.0 million as compared to $1.9 million for the same comparable period of 2006. The increase in income for the second quarter is due primarily to increased earnings from Aguas Blancas, foreign exchange translation gain on funds held in Canadian dollars, increased interest income and a slight decrease in general and administrative expenses. EBITDA is a non-GAAP measure, which is used to determine the Company's ability to generate cash flows and returns from its operating activities. EBITDA does not have a standardized meaning prescribed by GAAP and is therefore unlikely to be comparable to similar measures presented by other issuers.

The Company's net income for the second quarter ended June 30, 2007 was lower at $1.2 million as compared to $1.3 million for the same comparable period of 2006.

The Company's net income for the six months ended June 30, 2007 was 7% higher at $2.2 million as compared to a net income of $2.1 million for the comparable period of 2006. This increase in income is also due primarily to foreign exchange translation gain on funds held in Canadian dollars, increased interest income and a slight increase in earnings from the Aguas Blancas mine.

LIQUIDITY AND CAPITAL RESOURCES

At June 30, 2007, the Company had cash of $14.7 million and working capital of $23.0 million as compared to cash of $21.3 million and working capital of $26.4 million at December 31, 2006. The decrease in cash is mainly used to fund purchase of plant and equipment for capital expansion.

Net cash from operating activities was $0.6 million for the six months ended June 30, 2007 and consisted mainly of net income of $2.2 million, adjusted for the impact of non-cash items totaling $3.1 million and changes in non-cash working capital items totaling $4.7 million.

Net cash used in financing activities for the six months ended June 30, 2007 totaled $343,000, comprised mainly of repayment of note payable of $280,000.

Net cash used in investing activities for the six months ended June 30, 2007 was $7.6 million related mainly to purchase of plant and equipment for capital expansion.

Based on the Company's financial position at June 30, 2007 and the operating cash flows that are expected from Aguas Blancas, the Company believes that it has the funds required to finance the full agitated leach plant and complete the feasibility studies for nitrates. Additional funding possibly through debt financing will be required to complete the nitrates product project.

RELATED PARTY TRANSACTIONS

During the six months ended June 30, 2007, the Company incurred:

(a) $109,000 (2006 - $95,000) for administrative management services provided by a company owned by a director and shareholder of the Company. At June 30, 2007 $7,000 (2006 - $16,000) was due to this company.

(b) legal fees of $10,000 (2006-$20,000) from a law firm of which a partner is a director of the Corporation. At June 30, 2007, $2,000 (2006-$11,000) was due to this law firm and is included in amounts due to related parties.

OUTSTANDING SHARE DATA

As at August 24, 2007, the Company had 114,067,725 common shares outstanding and 4,255,000 share options outstanding under its stock-based incentive plan. As at the same date, the Company had no share purchase warrants outstanding.

CHANGES IN ACCOUNTING POLICY

Effective January 1, 2007, the Company adopted the following new accounting standards issued by the Canadian Institute of Chartered Accountants:

a) Section 3855 – Financial Instruments – Recognition and Measurement. Section 3855 requires that all financial assets, except those classified as held to maturity, and derivative financial instruments, must be measured at fair value. All financial liabilities must be measured at fair value when they are classified as held for trading; otherwise, they are measured at cost. Investments classified as available for sale are reported at fair market value (or mark to market) based on quoted market prices with unrealized gains or losses excluded from earnings and reported as other comprehensive income or loss. Investments subject to significant influence are reported at cost and not adjusted to fair market value.

b) Section 1530 – Comprehensive Income. Comprehensive Income is the change in the Company's net assets that results from transactions, events and circumstances from sources other than the Company's shareholders and includes items that would not normally be included in net earnings such as unrealized gains or losses on available-for-sale investments. Other comprehensive income includes the holding gains and losses from available for sale securities which are not included in net income (loss) until realized.

c) The adoption of Sections 1530 and 3855 had no impact on the opening equity and the current period income or comprehensive income of the Company.

INTERNAL CONTROLS OVER FINANCIAL REPORTING

The Company's management is responsible for establishing and maintaining adequate internal control over financial reporting. Any system of internal control over financial reporting, no matter how well designed, has inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

The Company reported at December 31, 2006 that as a priority it would be improving controls related to the processes around the underlying data used to support the recoverability of future tax assets.

There has been a material change in the Company's internal control over financial reporting during the quarter ended June 30, 2007. Management has contracted an outsourced provider who has a strong knowledge of Canadian tax legislation to assist with FIT disclosure and Canadian taxation. This step is considered an effective control over the assessment of the recoverability of future tax assets. Management, including the CEO and CFO, has deemed the internal controls over financial reporting effective as at June 30, 2007.

RISKS AND UNCERTAINTIES

The operations of the Company are speculative due to the high risk nature of its business which includes the acquisition, financing, exploration, development and operation of mining properties. These risk factors could materially affect the Company's future operations and could cause actual events to differ materially from those described in forward-looking statements relating to the Company. The more significant ones include:

Commodity Price Risk: The Company's revenue is predominately affected by the fluctuation in iodine prices. If the price of iodine should drop significantly, the economic prospects of the Company's ongoing operations could be significantly reduced or rendered uneconomic.

Financial Markets: The Company is dependent on the debt and equity markets to finance its initiatives. There is no assurance that the Company will be successful in obtaining additional financing on a timely basis.

Political Risk: Exploration and mining are presently carried out in Chile. Political risks may adversely affect the Company's existing assets and operations. Real and perceived political risk may also affect the Company's ability to finance capital expansion projects and future mine development opportunities.

Currency Risk: Business is mainly transacted by the Company in the Chilean and US currencies. Fluctuations in exchange rates may have a significant effect on the cash flows of the Company. Future changes in exchange rates could materially affect the Company's results in either a positive or negative direction.

Environmental Risk: The Company seeks to operate within environmental protection standards that meet or exceed existing requirements in the countries in which the Company operates. Present or future laws and regulations, however, may affect the Company's operations. Future environmental costs may increase due to changing requirements or costs associated with exploration and the developing, operating and closing of mines. Programs may also be delayed or prohibited in some areas. Although minimal at this time, site restoration costs are a component of exploration expenses.

Title Risk: The Company has investigated its right to explore and exploit its properties and, to the best of its knowledge, those rights are in good standing. However, the results of the Company's investigations should not be construed as a guarantee of title. No assurance can be given that applicable governments will not revoke or significantly alter the conditions of the applicable exploration and mining authorizations nor that such exploration and mining authorizations will not be challenged or impugned by third parties.

Water and Power Risks: The viability of the Company's operations rely on sufficient volumes of economically provided water and power supply. As the water comes from aquifers in an arid environment there is some risk to long term supply. Recently, Chile has experienced power supply shortage and increased costs. While the Company is taking steps to increase its water and power supply for expansions and long term stability, there is no guarantee this will be achieved.

Mineral Resources and Reserves: These have been and continued to be assessed with the assistance of independent experts but the very nature of mineral resource formation comes with the same inherent risk that tonnes, densities and grades could vary from those predicted despite the Company's regular third party assessments and ongoing exploration efforts.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements contained in the foregoing Management's Discussion and Analysis and elsewhere constitute forward-looking statements. Such forward-looking statements involve a number of known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date the statements were made, and readers are advised to consider such forward-looking statements in light of the risks set out above.

OFF-BALANCE SHEET AGREEMENTS

The Company has no off-balance sheet arrangements.

OUTLOOK

Iodine production has been increased to a current annualized level of approximately 100 tonnes per month as a result of the Company's on-going improvement program at Aguas Blancas with continuing improvements expected when the full mechanical agitated leach becomes operational in the fourth quarter of this year. The plant is designed for 125 tonnes per month or a total of 1,500 tonnes per year. In addition, the Company is progressing with the feasibility studies for development of nitrate fertilizer production. A series of large evaporation ponds have been completed and pond floors are being filled with iodine plant discharge solution containing sulphate and nitrate salts for eventual precipitation and production of plant feedstock. The Company expects to make a decision on production of nitrate fertilizers during the second half of 2007 based on feasibility studies currently underway. The Company is also studying alternatives for exploiting the sulfate salts.

The iodine market remains robust with second quarter 2007 sales averaging a ten year high of approximately $23.00 per kg. Iodine production was increased at Aguas Blancas by 38% in the second quarter of 2007 as compared to the second quarter of 2006. The Company produced 3.3% of the world market of 26,900 tonnes during 2006 and expects this percentage to be higher for 2007. Growth in demand for iodine is being stimulated by the increased use of iodine in the production of polarizing film for LCD screens (8%) used in computers and televisions and by the use of iodine as an X-ray contrast media (20%). The demand for iodine is currently experiencing a growth rate estimated at 3 to 5% per annum, or in excess of 1,000 tonnes per year.

The iodine produced at Aguas Blancas is of very high quality and widely accepted in world markets. The many uses of iodine coupled with the growing market has firmly established the position of the Company as a major supplier to the market.

World-wide use of inorganic nitrate fertilizers has experienced a 5% growth in the last five years with current demand of approximately 1.3 million tonnes per year. Potassium nitrate, sodium nitrate and mixed sodium-potassium nitrate fertilizers from Chile are considered natural in origin and find world-wide application as specialty fertilizers in growing tobacco, fruits and vegetables. The outlook for the future production of nitrate fertilizers at Aguas Blancas will depend on results of final feasibility studies currently underway.

The Company has instigated an aggressive growth plan consisting of increasing the resource and reserve base at the Aguas Blancas Mine as well as examining other industrial mineral opportunities in South America. Exploration opportunities are being examined as well as possible joint ventures and acquisitions.

Interim financial statements for the six months ended June 30, 2007,
filed August 27, 2007

SECOND QUARTER REPORT

June 30, 2007

ATACAMA
MINERALS CORP.

Notice: The accompanying unaudited interim financial statements of Atacama Minerals Corp. (the "Company") have been prepared by and are the responsibility of the Company's management. The Company's independent auditor has not performed a review of these financial statements in accordance with standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity's auditor.

ATACAMA MINERALS CORP.
INTERIM CONSOLIDATED BALANCE SHEET
(in US Dollars)

	June 30, 2007 (Unaudited)	December 31, 2006
ASSETS		
Current assets		
Cash and cash equivalents	$ 14,695,967	$ 21,339,774
Accounts receivable	7,403,921	4,825,204
Inventories (Note 3)	4,949,604	4,164,240
Other assets	17,998	27,476
	27,067,490	30,356,694
Plant and equipment, net	29,321,968	21,022,854
Mineral property and related expenditures (Note 4)	34,304,443	36,330,687
	$ 90,693,901	$ 87,710,235
LIABILITIES		
Current liabilities		
Accounts payable and accrued liabilities	$ 3,439,487	$ 3,213,561
Due to related parties (Note 6)	50,053	90,245
Loans payable	236,602	299,482
Note payable - current portion	294,416	280,395
Interest payable	40,062	112,236
	4,060,620	3,995,919
Long-term liabilities		
Note payable	2,102,716	2,397,132
Future income taxes	4,196,642	3,273,443
	6,299,358	5,670,575
	10,359,978	9,666,494
SHAREHOLDERS' EQUITY		
Share capital (Note 5)	84,524,356	84,524,356
Contributed surplus - stock options	1,316,902	1,240,736
Deficit	(5,507,335)	(7,721,351)
	80,333,923	78,043,741
	$ 90,693,901	$ 87,710,235

Subsequent event (Note 8)

Approved by the Board:

/s/ Edward F. Posey
Director

/s/ Ronald F. Hochstein
Director

ATACAMA MINERALS CORP.
INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS, COMPREHENSIVE INCOME AND DEFICIT
(in US Dollars)
(Unaudited)

	Three months ended June 30 2007	Three months ended June 30 2006	Six months ended June 30 2007	Six months ended June 30 2006
Sales revenue	$ 7,164,135	$ 4,989,832	$ 13,739,919	$ 9,360,052
Costs of goods sold				
Production costs	4,079,750	2,327,588	7,498,530	4,974,132
Depletion, depreciation and amortization	1,340,809	585,957	2,767,520	1,193,018
	5,420,559	2,913,545	10,266,050	6,167,150
Income from mining operations	1,743,576	2,076,287	3,473,869	3,192,902
Expenses				
Sales and administrative costs	554,755	279,522	933,262	565,336
Consulting	37,728	62,484	85,530	131,251
Management fees	59,868	48,121	108,520	94,894
Office and general	4,389	3,258	7,281	7,249
Professional fees	12,769	22,471	23,722	54,581
Project investigation	43,561	-	43,561	-
Promotion and public relations	7,405	14,050	9,894	14,742
Stock based compensation	5,508	496,029	39,293	506,119
Stock exchange and filing fees	4,181	4,638	21,904	15,787
Transfer agent and shareholder information	15,626	13,906	18,420	15,941
Travel	(1,855)	21,096	38,880	22,735
	743,935	965,575	1,330,267	1,428,635
Income before other income (expenses)	999,641	1,110,712	2,143,602	1,764,267
Other income (expenses)				
Foreign currency translation gain	612,038	175,407	700,817	285,242
Interest income	199,137	30,686	409,357	84,466
Interest expense	(39,540)	(69,815)	(80,902)	(167,939)
Loss on disposal of plant and equipment	(35,659)	-	(35,659)	-
	735,976	136,278	993,613	201,769
Income for the period before income taxes	1,735,617	1,246,990	3,137,215	1,966,036
Future income tax (expense) recovery	(541,887)	54,446	(923,199)	112,253
Income and comprehensive income for the period	1,193,730	1,301,436	2,214,016	2,078,289
Deficit, beginning of the period	6,701,065	9,105,641	7,721,351	9,882,494
Deficit, end of the period	$ 5,507,335	$ 7,804,205	$ 5,507,335	$ 7,804,205
Basic income per common share	$ 0.01	$ 0.01	$ 0.02	$ 0.02
Diluted income per common share	$ 0.01	$ 0.01	$ 0.02	$ 0.02
Basic weighted average number of shares outstanding	113,867,725	91,446,825	113,867,725	90,889,775
Diluted weighted average number of shares outstanding	117,685,225	95,226,825	117,685,225	94,669,775

ATACAMA MINERALS CORP.
INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
(in US Dollars)
(Unaudited)

	Three months ended June 30 2007	Three months ended June 30 2006	Six months ended June 30 2007	Six months ended June 30 2006
Cash flows from (for) operating activities				
Income for the period	$ 1,193,730	$ 1,301,436	$ 2,214,016	$ 2,078,289
Add non-cash items				
Foreign currency translation gain	(612,038)	(175,407)	(700,817)	(285,242)
Depletion, depreciation and amortization	1,340,809	585,957	2,767,520	1,193,018
Future income taxes	541,887	(54,446)	923,199	(112,253)
Loss on disposal of plant and equipment	35,659	-	35,659	-
Stock based compensation expense	5,508	496,029	39,293	506,119
	2,505,555	2,153,569	5,278,870	3,379,931
Changes in non-cash working capital items				
Accounts receivable and other current assets	(1,312,901)	(534,912)	(2,569,239)	336,223
Inventories	(288,206)	1,820,248	(785,364)	1,584,770
Accounts payable and other accrued liabilities	(498,813)	641,596	(1,294,805)	(499,318)
Interest payable	29,882	(131,622)	(72,174)	(198,682)
	435,517	3,948,879	557,288	4,602,924
Cash flows from (for) financing activities				
Common shares issued, net	-	730,563	-	730,563
Loans payable	(31,440)	1,160,877	(62,880)	(201,313)
Note payable	-	-	(280,395)	(267,043)
	(31,440)	1,891,440	(343,275)	262,207
Cash flows from (for) investing activities				
Acquisition of ACF interest	-	(4,500,000)	-	(4,500,000)
Purchase of plant and equipment	(4,959,267)	(5,123,943)	(7,558,639)	(7,715,087)
	(4,959,267)	(9,623,943)	(7,558,639)	(12,215,087)
Effect of exchange rates on cash and cash equival	612,038	175,407	700,817	285,242
Decrease in cash and cash equivalents	(3,943,152)	(3,608,217)	(6,643,809)	(7,064,714)
Cash and cash equivalents, beginning of period	18,639,117	5,000,203	21,339,774	8,456,700
Cash and cash equivalents, end of period	$ 14,695,965	$ 1,391,986	$ 14,695,965	$ 1,391,986
Other supplementary information				
Interest paid	$ 9,947	$ 180,000	$ 31,588	$ 203,799

ATACAMA MINERALS CORP.
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED JUNE 30, 2007
(Amounts in United States Dollars unless otherwise indicated
(Unaudited)

1. NATURE OF OPERATIONS AND BASIS OF PRESENTATION

Atacama Minerals Corp. ("the Company") through its subsidiary Inversiones Aguas Blancas Limitada, holds a 100% interest since May 3, 2005 in the Aguas Blancas mine ("Aguas Blancas") located in the Atacama desert of northern Chile. All of the assets related to Aguas Blancas are owned by Atacama Minerals Chile S.C.M. ("AAM Chile"). The Company has consolidated 100% of the assets, liabilities and operations of AAM Chile in its financial statements.

The Aguas Blancas mine commenced production of iodine in 2001 and the Company is in the process of expanding production and carrying out nitrate studies. During the fourth quarter of 2006, management studied the preliminary results of the feasibility study for production of sodium sulphate and made the decision to focus on the feasibility of production of nitrate fertilizers. The sodium sulphate project has been suspended pending improvements in market conditions and construction costs.

The underlying value of the mineral property and related deferred costs is dependent on the ability of the Company to continue obtaining finance to complete development and achieving future profitable production at the Aguas Blancas project. These financial statements do not include any adjustments that would be necessary if the Company is unable to continue as a going concern. The amounts shown for mineral property and related deferred costs represent costs incurred to date and do not necessarily reflect future or recoverable values.

2. CHANGES IN ACCOUNTING POLICIES

Effective January 1, 2007, the Company adopted the following new accounting standards issued by the Canadian Institute of Chartered Accountants:

a) Section 3855 – Financial Instruments – Recognition and Measurement. Section 3855 requires that all financial assets, except those classified as held to maturity, and derivative financial instruments, must be measured at fair value. All financial liabilities must be measured at fair value when they are classified as held for trading; otherwise, they are measured at cost. Investments classified as available for sale are reported at fair market value (or mark to market) based on quoted market prices with unrealized gains or losses excluded from earnings and reported as other comprehensive income or loss. Investments subject to significant influence are reported at cost and not adjusted to fair market value.

b) Section 1530 – Comprehensive Income. Comprehensive Income is the change in the Company's net assets that results from transactions, events and circumstances from sources other than the Company's shareholders and includes items that would not normally be included in net earnings such as unrealized gains or losses on available-for-sale investments. Other comprehensive income includes the holding gains and losses from available for sale securities which are not included in net income (loss) until realized.

c) The adoption of Sections 1530 and 3855 had no impact on the opening equity and current period income or comprehensive income of the Company.

3. INVENTORIES

	June 30, 2007	December 31, 2006
Iodine prills (product ready for sale)	$ 734,082	$ 870,901
Iodine on heap leach and in process	3,134,576	2,752,186
Parts and supplies	1,080,946	541,153
	$ 4,949,604	$ 4,164,240

4. MINERAL PROPERTIES

The Company's mineral property interest at June 30, 2007 is comprised solely of the Aguas Blancas project.

Balance, December 31, 2005	$ 36,797,477
Add: sulphates, nitrates and agitated leach plant studies	1,110,912
Less: depletion	(1,577,702)
Balance, December 31, 2006	36,330,687
Less: depletion	(2,026,244)
Balance, June 30, 2007	$ 34,304,443

5. SHARE CAPITAL

(a) The authorized share capital consists of an unlimited number of common shares with no par value.

(b) Shares issued:

	Shares	Amount
Balance, December 31, 2006 and June 30, 2007	113,867,725	$ 84,524,356

(c) As at June 30, 2007, the following stock options were outstanding:

	Number of Shares	Weighted-Average Exercise Price
Outstanding at December 31, 2006	4,155,000	CDN$1.07
Granted	100,000	CDN$1.34
Exercised	-	-
Outstanding, June 30, 2007	4,255,000	CDN$1.09
Exercisable, June 30, 2007	4,155,000	CDN$1.08

Option prices, when granted; reflect current trading values of the Company's shares. The options outstanding at June 30, 2006 have exercise prices ranging from CDN$1.00 to CDN$1.34 and expire between April 28, 2008 to June 17, 2010 and have a weighted-average remaining contractual life of approximately 2 years.

During the six months ended June 30, 2007, stock based compensation expenses of $39,293 (2006-$506,119) have been recognized in the Consolidated Statement of Operations and Deficit. In addition, stock based compensation expenses of $36,873 (2006-$nil) have been capitalized to plant and equipment related to an optionee involved with the Company's capital expansion plans.

The fair values of stock options with vesting provisions are amortized on a straight-line basis as stock-based compensation expenses over the applicable period. At June 30, 2007, the Company had an additional $45,680 (2006-$nil) in stock-based compensation expense to be recognized periodically to December 31, 2009.

(d) As at June 30, 2007, there are no share purchase warrants outstanding.

6. RELATED PARTY TRANSACTIONS

During the period ended June 30, 2007, the Company incurred:

(a) $108,520 (2006 - $94,894) for administrative management services provided by a company owned by a director and shareholder of the Company. At June 30, 2007 $6,810 (2006 - $15,787) was due to this company.

(b) legal fees of $9,961 (2006 - $20,073) from a law firm of which a partner is a director of the Corporation. At June 30, 2007, $2,389 (2006 - $10,692) was due to this law firm and is included in amounts due to related parties.

7. SEGMENTED INFORMATION

The Company operates in the industrial minerals industry focused on the production of iodine and development of sodium sulphate and potassium nitrate resources at the Aguas Blancas mine. Significantly all of the Company's property, plant and equipment, mineral property and related deferred exploration assets are located in Chile.

8. SUBSEQUENT EVENT

Subsequent to June 30, 2007, the Company issued 200,000 common shares of the Company to the Estate of Adolf H. Lundin in consideration for a waiver of a security interest held by Mr. Lundin over the Aquas Blancas project. Mr. Lundin was originally granted a security interest over the project in 1999 in consideration of his personal guarantee of the indebtedness of the Company's subsidiary to third parties in the amount of US$4.3 million in connection with the Company's initial acquisition of the project.

At the request of Mr. Lundin's estate, the 200,000 shares were gifted to the Lundin for Africa Foundation, a registered Canadian charitable organization supporting community development initiatives in Africa.

Report to Shareholders for the period ended June 30, 2007,
filed August 27, 2007

ATACAMA MINERALS CORP.
Second Quarter Report
For the Period Ending June 30, 2007
Report to Shareholders

To our shareholders:

The second quarter of 2007 continued to show favorable trends in the Company´s production and cash flows from the Aguas Blancas Mine while actively pursuing exploration and expansion opportunities in Chile. Iodine production at the Aguas Blancas Mine for the second quarter and six month periods showed an increase of 41% and 38% compared to similar periods last year. The iodine market remains robust with prices expected to remain strong throughout the remainder of 2007. Also during the quarter, the Aguas Blancas operations staff continued with a commendable safety record and notably good environmental management. The increase in overall performance is a result of the Company's operational improvements, higher mine production, and an employee incentive program.

The Company's net income before interest, future income taxes and depletion, depreciation and amortization ("EBITDA") for the second quarter ended June 30, 2007 was 58% higher at $3.0 million as compared to $1.9 million for the comparable period in 2006.

Financial and Operating Highlights

In thousands USD	Three Months Ended June 30,		Six Months Ended June 30,	
	2007	2006	2007	2006
Total revenue	7,164	4,990	13,740	9,360
Cost of goods sold	4,080	2,328	7,499	4,974
General and administrative expenses	744	966	1,330	1,429
EBITDA	2,952	1,872	5,612	3,243
Net income	1,194	1,301	2,214	2,079

	Three Months Ended June 30,		Six Months Ended June 30,	
	2007	2006	2007	2006
Tonnes Mined (Metric-"Mt")	987,117	711,000	1,977,410	1,314,167
Iodine Grade (ppm)	513	949	531	821
Iodine Produced (Mt)	285	202	577	417
Iodine Sold (Mt)	314	226	608	431

The Company produced 3.3% of the world market of 26,900 tonnes during 2006 and expects this percentage to be higher for 2007.

The iodine produced at Aguas Blancas is of very high quality and is now widely accepted in world markets. The many uses of iodine coupled with the growing strong demand is very encouraging to Company management for the future of the business.

Operations

Mining - Mine production was maintained at an average rate of 330,000 tonnes per month. An amount of approximately 110,000 tonnes per month was mined from the northwestern portion of the deposit known as the "Repasos" area, and a monthly average of 220,000 tonnes per month was mined from the central portion of the deposit, or the "Virgin" area. In the Virgin area, the use of a continuous mining machine has allowed for better control of dilution and higher overall average grades of iodine delivered to the leach pads. The continuous mining machine eliminates the need for drilling and blasting in the mining operations, making this method safer and more efficient.

During the second quarter of 2007, 987,000 tonnes of ore grading an average of 513 ppm iodine were mined producing approximately 285 tonnes of high-purity iodine, compared to 292 tonnes of iodine produced during the previous quarter. This slight decrease in production reflects an unusually cold winter which commenced in the month of June, reducing the efficiency of the heap leach system.

The grade of iodine delivered to the heap leach pads during the first half of 2007 was consistent with the predicted mine plan and budget for the period.

Leaching - Leaching operations have been challenged as the winter months commenced due to uncommonly low ambient temperatures. These low temperatures negatively affect the leaching system because of the precipitation of solid salts blocking the normal flow of solutions. The Company is very proud of the efforts of mine personnel to combat this negative affect, however, under these conditions a slight reduction in iodine production is unavoidable and could persist into the third quarter.

Iodine Production - During the quarter iodine production was maintained at an average monthly level of 95 tonnes per month. Upon conversion at year end from the current heap leach operations to continuous agitated leach, the Company is expecting to substantially increase overall recoveries from the current level of approximately 60% to over 85% with iodine production capacity anticipated to reach 125 tonnes per month. In addition, water use will be economized, processing time will be drastically reduced and long-term costs will decline.

Conversion from Heap Leaching to Full Mechanical Agitated Leach - Construction of the new agitated leach plant, designed to replace heap-leaching operations, is now well underway. A ground-breaking ceremony was held on April 17, 2007 with several local dignitaries and mining authorities in attendance, including the Region II Representative of Chilean President Michelle Bachelet, Intendenta Marcela Hernando.

The decision by Atacama to convert to a full-scale mechanical agitated leach plant was made in 2006 after a year of successful pilot plant testing. The new plant is expected to be operational by the end of the year and will provide capacity to increase production from 1,000 to 1,500 tonnes of high quality iodine per year. The total estimated cost of the new plant is $25.5 million, expected to be funded by internal cash flow and cash reserves. Atacama is proud to be the first mining company in Chile to utilize mechanical agitated leaching for iodine operations.

Power Supply - During the quarter ended June 30, 2007, the Company continued the process to replace the current power source on site by conversion from diesel generators to electrical power from the national grid. This process is expected to be completed early in 2008. A substation located 25 kilometers to the north with a new powerline is planned at an estimated cost of $8 million. This move is expected to reduce production costs over the long-term.

Nitrates - A feasibility study for the production of nitrate fertilizers is currently under way and is expected to be completed in the third quarter of the year. The increasing world-wide demand for inorganic nitrate fertilizers from Chile continues. Considered "natural" in origin, the application of these fertilizers in the cultivation of fruits and vegetables continues to grow. The Company is looking forward to announcing the results of this feasibility study prior to year end.

Exploration and New Business Development - The Company is conducting an aggressive drilling exploration program for discovery of new resources at the Aguas Blancas Mine while an in-fill drilling program is on-going to convert existing resources to the reserve category. Meantime, opportunities for expansion into other areas of northern Chile are being aggressively pursued as part of our long-term growth strategy. These opportunities include new exploration projects and possible joint-ventures and/or acquisitions.

Corporate

During the second quarter of 2007, Mr. Nathaniel Frothingham was appointed Finance Manager for Atacama Minerals Chile. Mr. Frothingham has an extensive background in finance and banking, formerly a director of Equitum S.A. de C.V. in Mexico City, Mexico. The Company welcomes Mr. Frothingham as part of our strategic plan of aggressive growth in Chile.

Investor relations activities are carried out by Company personnel and include the design and maintenance of a corporate website and investor and analyst communication.

On behalf of the Board,

Edward F. Posey
President and CEO

August 24, 2007

Alternative monthly report under NI 62-103 for the period ending July 31, 2007,
filed August 9, 2007

NATIONAL INSTRUMENT 62-103

REPORT FILED BY ELIGIBLE INSTITUTIONAL INVESTOR
UNDER PART 4

RE: Atacama Minerals Corporation

Report for the period ending July 31, 2007

(a) Name and address of the eligible institutional investor:

Amber Master Fund (Cayman) SPC
c/o Amber Capital LP
600 Lexington Avenue
New York, NY 10022
Tel: (212) 340-7316
Fax: (212) 340-7350

(b) Net increase or decrease in the number or principal amount of securities, and in the eligible institutional investor's securityholding percentage in the class of securities, since the last report was filed by the eligible institutional investor under Part 4 or the early warning requirements:

Number of Shares	Class	Percentage
1,028,100	common shares	approximately 0.914%

(c) Designation and number or principal amount of securities and the eligible institutional investor's securityholding percentage in the class of securities at the end of the month for which the report is made:

Number of Shares	Class	Percentage
11,382,400	common shares	approximately 9.996%

(d) Designation and number or principal amount of securities and the percentage of outstanding securities referred to in paragraph (c) over which

(i) the eligible institutional investor, either alone or together with any joint actors, has ownership and control,

(ii) the eligible institutional investor, either alone or together with any joint actors, has ownership but control is held by other entities other than the eligible institutional investor or any joint actor,

(iii) **the eligible institutional investor, either alone or together with any joint actors. has exclusive or shared control but does not have ownership:**

The investor has ownership and control over the shares listed in paragraph (c) above.

(e) **The purpose of the eligible institutional investor and any joint actors in acquiring or disposing of ownership of, or control over, the securities, including any future intention to acquire ownership of, or control over, additional securities of the reporting issuer:**

Amber Master Fund (Cayman) SPC, holds these shares for investment purposes and may in the future acquire ownership of, or control over additional shares or dispose of such shares.

(f) **The general nature and the material terms of any agreement, other than lending arrangements, with respect to securities of the reporting issuer entered into by the eligible institutional investor, or any joint actor, and the issuer of the securities or any other entity in connection with any transaction or occurrence resulting in the change in ownership or control, giving rise to the report, including agreements with respect to the acquisition, holding, disposition or voting of any of the securities:**

N/A

(g) **The names of any joint actors in connection with the disclosure required by Appendix G of National Instrument 62-103:**

N/A

(h) **If applicable, a description of any change in any material fact set out in a previous report by the eligible institutional investor under the early warning requirements or Part 4 of National Instrument 62-103 in respect of the Reporting Issuer's securities:**

N/A

(i) **A statement that the eligible institutional investor is eligible to file reports under Part 4 in respect of the reporting issuer:**

The eligible institutional investor is eligible to file reports in respect of Atacama Minerals Corporation under Part 4

* * *

DATED this 2nd day of August, 2007.

AMBER MASTER FUND (CAYMAN) SPC

BY AMBER CAPITAL LP
ITS INVESTMENT MANAGER

BY AMBER CAPITAL GP LLC
ITS GENERAL PARTNER

Per: ***"Samuel Jed Rubin"***
SAMUEL JED RUBIN
AUTHORIZED PERSON

News release, filed June 20, 2007

ATACAMA MINERALS CORP.

2101 - 885 West Georgia Street, Vancouver, B.C. Canada V6C 3E8
Telephone: (604) 689-7842 • Facsimile: (604) 689-4250 • www.atacama.com

NEWS RELEASE

ATACAMA CORPORATE UPDATE

Vancouver, British Columbia – June 20, 2007 – Atacama Minerals Corp. ("Atacama" or the "Company") (TSX Venture: AAM) announces that it has received regulatory approval to the issuance of 200,000 common shares of the Company to the Estate of Adolf H. Lundin in consideration for a waiver of a security interest held by Mr. Lundin over the Company's Aguas Blancas project. Mr. Lundin was originally granted a security interest over the project in 1999 in consideration of his personal guarantee of the indebtedness of the Company's subsidiary to third parties in the amount of US$4.3 million in connection with the Company's initial acquisition of the project.

At the request of Mr. Lundin's estate, the 200,000 shares will be gifted to the Lundin for Africa Foundation, a registered Canadian charitable organization supporting community development initiatives in Africa.

The Company also announces that Mr. Nathaniel Frothingham has been appointed Finance Manager of the Company's operating subsidiary, Atacama Minerals Chile S.C.M. Mr. Frothingham has an extensive background in banking and finance with an expertise in strategic planning, business development and operations/administration management. Mr. Frothingham was recently a director of Equitum S.A. de C.V., a financial engineering and consulting firm in Mexico, and previously was Deputy General Manager and Chief Financial Officer of Comerica Bank Mexico S.A. The Company has granted Mr. Frothingham an incentive stock option to purchase up to 100,000 common shares of the Company exercisable at a price of $1.34 per share over a period of three years, subject to vesting provisions.

Atacama Minerals Corp. is an industrial minerals company producing iodine from its 100% owned Aguas Blancas mine in the Atacáma Desert of northern Chile. The Aguas Blancas mine has been in production since 2001 and is currently producing at an average rate of 80 tonnes of high purity iodine per month. Expansion plans are currently underway to increase iodine production to a rate of 120 tonnes per month through the conversion from heap leaching to mechanical agitated leach by the fourth quarter of this year.

On Behalf of the Board,

Edward F. Posey
President

For further information, please contact:
Sophia Shane, Corporate Development (604) 689-7842

Interim financial statements – for the period ended March 31, 2007,
filed May 29, 2007

ATACAMA MINERALS CORP.
INTERIM CONSOLIDATED BALANCE SHEET
(in US Dollars)

	March 31, 2007 (Unaudited)	December 31, 2006
ASSETS		
Current assets		
Cash and cash equivalents	$ 18,639,117	$ 21,339,774
Accounts receivable	6,082,498	4,825,204
Inventories (Note 3)	4,661,398	4,164,240
Other assets	26,520	27,476
	29,409,533	30,356,694
Plant and equipment, net	24,136,823	21,022,854
Mineral property and related expenditures (Note 4)	35,292,757	36,330,687
	$ 88,839,113	$ 87,710,235
LIABILITIES		
Current liabilities		
Accounts payable and accrued liabilities	$ 3,303,833	$ 3,213,561
Due to related parties (Note 6)	74,173	90,245
Loans payable	268,042	299,482
Note payable - current portion	294,416	280,395
Interest payable	10,180	112,236
	3,950,644	3,995,919
Long-term liabilities		
Note payable	2,102,716	2,397,132
Future income taxes	3,654,755	3,273,443
	5,757,471	5,670,575
	9,708,115	9,666,494
SHAREHOLDERS' EQUITY		
Share capital (Note 5)	84,524,356	84,524,356
Contributed surplus - stock options	1,307,707	1,240,736
Deficit	(6,701,065)	(7,721,351)
	79,130,998	78,043,741
	$ 88,839,113	$ 87,710,235

Approved by the Board:

/s/ Edward F. Posey
Director

/s/ Ronald F. Hochstein
Director

ATACAMA MINERALS CORP.
INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS, COMPREHENSIVE INCOME AND DEFICIT
(in US Dollars)
(Unaudited)

	Three months ended March 31, 2007	Three months ended March 31, 2006
Sales revenue	$ 6,575,784	$ 4,370,220
Costs of goods sold		
Production costs	3,418,780	2,646,544
Depletion, depreciation and amortization	1,426,711	607,061
	4,845,491	3,253,605
Income from mining operations	1,730,293	1,116,615
Expenses		
Sales and administrative costs	378,507	285,814
Consulting	47,802	68,767
Management fees	48,652	46,773
Office and general	2,892	3,991
Professional fees	10,953	32,110
Promotion and public relations	2,489	692
Stock based compensation	33,785	10,090
Stock exchange and filing fees	17,723	11,149
Transfer agent and shareholder information	2,794	2,035
Travel	40,735	1,639
	586,332	463,060
Income before other income (expenses)	1,143,961	653,555
Other income (expenses)		
Foreign currency translation gain	88,779	109,835
Interest income	210,220	53,780
Interest expense	(41,362)	(98,124)
	257,637	65,491
Income for the period before income taxes	1,401,598	719,046
Future income tax (expense) recovery	(381,312)	57,807
Income and comprehensive income for the period	1,020,286	776,853
Deficit, beginning of the period	7,721,351	9,882,494
Deficit, end of the period	$ 6,701,065	$ 9,105,641
Basic income per common share	$ 0.01	$ 0.01
Diluted income per common share	$ 0.01	$ 0.01
Basic weighted average number of shares outstanding	113,867,725	90,332,725
Diluted weighted average number of shares outstanding	117,685,225	92,874,392

ATACAMA MINERALS CORP.
INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
(in US Dollars)
(Unaudited)

	Three months ended March 31, 2007	Three months ended March 31, 2006
Cash flows from (for) operating activities		
Income for the period	$ 1,020,286	$ 776,853
Add non-cash items		
Foreign currency translation gain	(88,779)	(109,835)
Depletion, depreciation and amortization	1,426,711	607,061
Future income taxes	381,312	(57,807)
Stock based compensation expense	33,785	10,090
	2,773,315	1,226,362
Changes in non-cash working capital items		
Accounts receivable and other current assets	(1,256,338)	871,135
Inventories	(497,158)	(235,478)
Accounts payable and other accrued liabilities	(795,992)	(1,140,914)
Interest payable	(102,056)	(67,060)
	121,771	654,045
Cash flows from (for) financing activities		
Loans payable	(31,440)	(1,362,190)
Note payable	(280,395)	(267,043)
	(311,835)	(1,629,233)
Cash flows from (for) investing activities		
Purchase of plant and equipment	(2,599,372)	(2,591,144)
Effect of exchange rates on cash and cash equivalents	88,779	109,835
Decrease in cash and cash equivalents	(2,700,657)	(3,456,497)
Cash and cash equivalents, beginning of period	21,339,774	8,456,700
Cash and cash equivalents, end of period	$ 18,639,117	$ 5,000,203
Other supplementary information		
Interest paid	$ 21,641	$ 30,801
Due to ACF Minera SA	$ -	$ 4,665,000

ATACAMA MINERALS CORP.
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED MARCH 31, 2007
(Amounts in United States Dollars unless otherwise indicated
(Unaudited)

1. NATURE OF OPERATIONS AND BASIS OF PRESENTATION

Atacama Minerals Corp. ("the Company") through its subsidiary Inversiones Aguas Blancas Limitada, holds a 100% interest since May 3, 2005 in the Aguas Blancas mine ("Aguas Blancas") located in the Atacama desert of northern Chile. All of the assets related to Aguas Blancas are owned by Atacama Minerals Chile S.C.M. ("AAM Chile"). Since the acquisition of ACF Minera SA's ("ACF") 50% interest in Aguas Blancas on May 3, 2005, the Company has consolidated 100% of the assets, liabilities and operations of AAM Chile in its financial statements. Prior to May 3, 2005, the Company held a 50% interest and had proportionately consolidated 50% of the assets, liabilities and operations.

The Aguas Blancas mine commenced production of iodine in 2001 and to May 3, 2005 was operated by ACF. The Company is in the process of expanding iodine production and carrying out nitrate studies. During the fourth quarter of 2006, management studied the preliminary results of the feasibility study for production of sodium sulphate and made the decision to focus on the feasibility of production of nitrate fertilizers. The sodium sulphate project has been suspended pending improvements in market conditions and construction costs.

The underlying value of the mineral property and related deferred costs is dependent on the ability of the Company to continue obtaining finance to complete development and achieving future profitable production at the Aguas Blancas project. These financial statements do not include any adjustments that would be necessary if the Company is unable to continue as a going concern. The amounts shown for mineral property and related deferred costs represent costs incurred to date and do not necessarily reflect future or recoverable values.

2. CHANGES IN ACCOUNTING POLICIES

Effective January 1, 2007, the Company adopted the following new accounting standards issued by the Canadian Institute of Chartered Accountants:

a) Section 3855 – Financial Instruments – Recognition and Measurement. Section 3855 requires that all financial assets, except those classified as held to maturity, and derivative financial instruments, must be measured at fair value. All financial liabilities must be measured at fair value when they are classified as held for trading; otherwise, they are measured at cost. Investments classified as available for sale are reported at fair market value (or mark to market) based on quoted market prices with unrealized gains or losses excluded from earnings and reported as other comprehensive income or loss. Investments subject to significant influence are reported at cost and not adjusted to fair market value.

b) Section 1530 – Comprehensive Income. Comprehensive Income is the change in the Company's net assets that results from transactions, events and circumstances from sources other than the Company's shareholders and includes items that would not normally be included in net earnings such as unrealized gains or losses on available-for-sale investments. Other comprehensive income includes the holding gains and losses from available for sale securities which are not included in net income (loss) until realized.

c) The adoption of Sections 1530 and 3855 had no impact on the opening equity and current period losses or comprehensive losses of the Company.

3. INVENTORIES

	March 31, 2007	December 31, 2006
Iodine prills (product ready for sale)	$ 921,586	$ 870,901
Iodine on heap leach and in process	2,833,445	2,752,186
Parts and supplies	906,367	541,153
	$ 4,661,398	$ 4,164,240

4. MINERAL PROPERTIES

The Company's mineral property interest at March 31, 2007 is comprised solely of the Aguas Blancas project.

Balance, December 31, 2005	$ 36,797,477
Add: sulphates, nitrates and agitated leach plant studies	1,110,912
Less: depletion, depreciation and amortization	(1,577,702)
Balance, December 31, 2006	36,330,687
Less: depletion, depreciation and amortization	(1,037,930)
Balance, March 31, 2007	$ 35,292,757

5. SHARE CAPITAL

(a) The authorized share capital consists of an unlimited number of common shares with no par value.

(b) Shares issued:

	Shares	Amount
Balance, December 31, 2006 and March 31, 2007	113,867,725	$ 84,524,356

(c) As at March 31, 2007, the following stock options were outstanding:

	Number of Shares	Weighted-Average Exercise Price
Outstanding at December 31, 2006 and March 31, 2007	4,155,000	CDN$1.07
Exercisable, March 31, 2007	3,817,500	CDN$1.07

Option prices, when granted, reflect current trading values of the Company's shares. The options outstanding at March 31, 2006 have exercise prices ranging from CDN$1.00 to CDN$1.30 and expire between April 28, 2008 to October 9, 2009 and have a weighted-average remaining contractual life of approximately 2 years.

During the three months ended March 31, 2007, stock based compensation expenses of $33,785 (2006-$10,090) has been recognized in the Consolidated Statement of Operations and Deficit. In addition, stock based compensation expenses of $33,186 (2006-$nil) have been capitalized to plant and equipment related to an optionee involved with the Company's capital expansion plans.

The fair values of stock options with vesting provisions are amortized on a straight-line basis as stock-based compensation expenses over the applicable period. At March 31, 2007, the Company had an additional $7,286 (2006-nil) in stock-based compensation expense to be recognized periodically to June 30, 2007.

(d) As at March 31, 2007, there are no share purchase warrants outstanding.

6. RELATED PARTY TRANSACTIONS

During the period ended March 31, 2007, the Company incurred:

(a) $48,652 (2006 - $46,773) for administrative management services provided by a company owned by a director and shareholder of the Company. The administrative services agreement relating to such services expired June 30, 2006. At March 31, 2007 $2,381 (2006 - $231) was due to this company.

(b) legal fees of $969 (2006 - $6,106) from a law firm of which a partner is a director of the Corporation. At March 31, 2007, $nil (2006 - $6,532) was due to this law firm and is included in amounts due to related parties.

7. SEGMENTED INFORMATION

The Company operates in the industrial minerals industry focused on the production of iodine and development of sodium sulphate and potassium nitrate resources at the Aguas Blancas mine. Significantly all of the Company's property, plant and equipment, mineral property and related deferred exploration assets are located in Chile.

Report to Shareholders for the period ended March 31, 2007,
filed May 29, 2007

Atacama Minerals Corp.

Report to Shareholders
For the First Quarter Period Ended March 31, 2007

To our shareholders:

Excellent progress was made during the first quarter of the new fiscal year towards increasing iodine production capacity and improving operating efficiencies at the Aguas Blancas mine in the Atacama Desert of northern Chile.

Operating and Financial Highlights

	Three months ended March 31, 2007	Three months ended March 31, 2007
Total revenue	$ 6,575,784	$ 4,370,220
Cost of goods sold	$ 3,418,780	$ 2,646,544
General and administrative expenses	$ 586,332	$ 463,060
Earnings before interest, income taxes and depletion, depreciation and amortization expenses	$ 2,869,671	$ 1,424,231
Net income and comprehensive income	$ 1,020,286	$ 776,853

During the first quarter of 2007, 990,000 tonnes of ore grading an average of 548 ppm iodine were mined producing approximately 300 tonnes of high-purity iodine (100 tonnes per month), compared to 215 tonnes of iodine produced during the previous quarter. This increase in production reflects the on-going operational improvement program undertaken since the Company took control of the Aguas Blancas project in May 2005.

Net income for the first quarter was $1.02 million as compared to net income of $777,000 for the comparable period of 2006. The increased first quarter net income is primarily due to increased iodine sales as a result of improved operating efficiencies and production improvements along with an increase in iodine prices to a level slightly in excess of $22/kilogram.

The iodine produced at Aguas Blancas is of very high quality and is now widely accepted in world markets. The many uses of iodine coupled with the growing demand is very encouraging to Company management for the future of the business.

Operations

Mining - Mine production increased to an average rate of 300,000 tonnes per month by adding an additional mining front in the northwestern portion of the deposit known as the "Repasos" area. An amount of approximately 100,000 tonnes is being mined and sent to the leach pads each month from this area. Approximately 200,000 tonnes per month is being mined from the central portion of the deposit, or the "Virgin" area, where use of a continuous mining machine has allowed for better control of dilution and higher overall average grades of iodine delivered to the leach pads. The continuous mining machine eliminates the need for drilling and blasting in the mining operations making this method safer and more efficient.

Iodine Production - During the quarter iodine production was increased to average monthly levels of 100 tonnes per month with continuing improvements expected during the second quarter when the conversion from heap-leaching to full-scale agitated leaching is expected. At that time iodine production capacity is anticipated to reach 125 tonnes per month. The conversion from the current heap leach operations to continuous agitated leach is expected to substantially increase overall recoveries from the current level of

approximately 54% to over 85%. In addition, water use will be economized, processing time will be drastically reduced and the long-term costs will come down.

During the period, the amended Environmental Permit (DIA) for construction of the full-scale mechanical agitated leach plant was approved and construction was initiated. The total estimated cost for the plant is $25.5 million.

The Company also started the process to replace the current power source on site by conversion from diesel gensets to electrical power from the national grid in 2008. A powerline and substation located 25 kilometers to the north is planned at an estimated cost of $8 million. This move is expected to reduce production costs considerably over the long-term.

Nitrates - A feasibility study for the production of nitrate fertilizers is currently under way and is expected to be completed early in the third quarter of the year.

Corporate

Investor relations activities are carried out by Company personnel and include the design and maintenance of a corporate website and investor and analyst communication.

On behalf of the Board,

/s/ Edward F. Posey

Edward F. Posey
President and CEO

May 25, 2007

Form 52-109F2 – Certification of Interim Filings – CEO,
filed May 29, 2007

ATACAMA
MINERALS CORP.

FORM 52-109F2

CERTIFICATION OF INTERIM FILINGS

I, Edward F. Posey, President and Chief Executive Officer of Atacama Minerals Corp., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Atacama Minerals Corp. (the issuer) for the interim period ending March 31, 2007;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   a. designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

   b. designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: May 28, 2007

/s/ Edward Posey

Edward F. Posey
President and Chief Executive Officer
Atacama Minerals Corp.

Form 52-109F2 – Certification of Interim Filings – CFO,
filed May 29, 2007

ATACAMA
MINERALS CORP.

FORM 52-109F2

CERTIFICATION OF INTERIM FILINGS

I, Wanda Lee, Chief Financial Officer of Atacama Minerals Corp., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Atacama Minerals Corp. (the issuer) for the interim period ending March 31, 2007;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

    a. designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

    b. designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: May 28, 2007

/s/ Wanda Lee

Wanda Lee
Chief Financial Officer
Atacama Minerals Corp.

Management's discussion and analysis for the period ending March 31, 2007,
filed May 29, 2007

ATACAMA MINERALS CORP.
MANAGEMENT'S DISCUSSION AND ANALYSIS
(Amounts in United States Dollars unless otherwise indicated)
THREE MONTHS ENDED MARCH 31, 2007

The following discussion and analysis of the results of operations and financial condition ("MD&A") for Atacama Minerals Corp. (the "Company") should be read in conjunction with the unaudited interim consolidated financial statements for the three months ended March 31, 2007 and the December 31, 2006 year end audited consolidated financial statements and related notes thereto. The financial information in this MD&A is derived from the Company's consolidated financial statements which are prepared in accordance with Canadian generally accepted accounting principles. The effective date of this MD&A is May 28, 2007.

Additional information about the Company and its business activities is available on SEDAR at www.sedar.com.

OVERVIEW

The Company, through its subsidiary, Inversiones Aguas Blancas Limitada, holds a 100% interest since May 3, 2005 in the Aguas Blancas mine ("Aguas Blancas") located in the Atacama Desert of northern Chile. All of the assets related to Aguas Blancas are owned by Atacama Minerals Chile S.C.M. ("AAM Chile"). Since the acquisition of ACF Minera SA ("ACF")'s 50% interest in Aguas Blancas on May 3, 2005, the Company has consolidated 100% of the assets, liabilities and operations of AAM Chile in its financial statements. Prior to May 3, 2005, the Company held a 50% interest and had proportionately consolidated 50% of the assets, liabilities and operations.

The Aguas Blancas mine commenced production of iodine in 2001 and to May 3, 2005 was operated by ACF. The Company is in the process of expanding iodine production and carrying out nitrate studies. During the fourth quarter of 2006, management studied the preliminary results of the feasibility study for production of sodium sulphate and made the decision to focus on the feasibility of production of nitrate fertilizers. The sodium sulphate project has been suspended pending improvements in market conditions and construction costs.

Aguas Blancas

Increase in Production

Iodine production at Aguas Blancas was significantly higher at 300 metric tonnes ("mt") for the three months ended March 31, 2007, as compared to 215 mt for 2006, an increase of 40%. The increase in production is a result of the Company's operational improvements and higher mine production.

Mine production increased to 990,000 mt for the three months ended March 31, 2007 from 618,242 mt for the same period of 2006 by adding an additional mining front in the northwestern portion of the deposit known as the "Repasos" area. The amount of 100,000 mt is being mined and sent to the leach pads each month from this area, while 200,000 mt per month is being mined from the central portion of the deposit, or "Virgin" area.

Selected operational information for Aguas Blancas for the three months ended March 31, 2007 compared to 2006 is set out in the following table:

	March 31, 2007	March 31, 2006
Tonnes Mined (Mt)	990,000	618,242
Iodine Grade (ppm)	548	690
Iodine Produced (Mt)	300	215
Iodine Sold (Mt)	295	205

Agitated leach plant

During the quarter ended March 31, 2007, the Company continued with the design of the full scale mechanical agitated leach plant to replace heap leaching in the fourth quarter of 2007. Bids were received from four construction companies. Two companies had made it to the shortlist and revised bids from these two companies are being evaluated.

Nitrates Feasibility Study

A feasibility study for the production of nitrate fertilizers is currently under way and is expected to be completed early in the third quarter of this year.

SELECTED QUARTERLY INFORMATION

Financial Data for 8 Quarters								
Three months Ended	**Mar-07**	**Dec-06**	**Sep-06**	**Jun-06**	**Mar-06**	**Dec-05**	**Sep-05**	**Jun-05**
1. Total revenues ($000's)	6,576	4,788	4,673	4,990	4,370	4,381	5,436	1,728
2. Income (loss) before Extraordinary items ($000's)	1,020	(1,222)	1,305	1,301	777	1,826	1,158	(609)
3. Net income (loss) ($000's)	1,020	(1,222)	1,305	1,301	777	1,826	1,158	(609)
4. Income (loss) per share (basic and diluted) ($)	0.01	(0.01)	0.01	0.01	0.01	0.02	0.01	(0.01)

QUARTERLY ANALYSIS

Revenue for the first quarter of 2007 was higher due to higher sales volume. Revenue was higher in the third quarter of 2005 as a significant amount of warehoused inventory was sold in addition to sales of monthly production.

The lower net income for the fourth quarter of 2006 is mainly attributed to future income tax expenses on utilization of loss carry forwards.

The results for the second quarter of 2005 represent a 50% ownership of Aguas Blancas prior to May 3, 2005. Net income for the second quarter of 2005 was also adversely affected by the accounting treatment of the ACF portion of inventory acquired and sold to third parties. The accounting rules required that the ACF inventory be valued at fair market value, which was greater than the book value. This resulted in an increase in the cost of goods sold and a decrease in net income.

RESULTS OF OPERATIONS

Sales revenue from Aguas Blancas was 50% higher at $6.6 million for the three months ended March 31, 2007 as compared to $4.4 million in 2006. The increase in sales revenue of $2.2 million was due primarily to higher sales volume during the quarter. Costs of goods sold were higher at $3.4 million for the three months ended March 31, 2007 as compared to $2.6 million for 2006. The costs of goods during 2007 were impacted by increased costs for fuel, sulfur and other operating supplies.

Depletion, depreciation and amortization expenses were higher at $1.4 million for the three months ended March 31, 2007 as compared to $607,000 for 2006. The increase is primarily due to a change in estimate for depletion of the mineral properties expenditures as a result of the new reserve and resource estimates for Aguas Blancas based on National Instrument 43-101 and increased tonnes mined.

General and administrative expenses for the first three months of 2007 were higher at $586,000 or 27% as compared to $463,000 for 2006. The increase is due primarily to increased sales and administrative expenses resulting from additional staff and management costs.

The Company's net income before interest expense and future income taxes was $1.4 million, an increase of $583,000 as compared to a net loss before interest expense and future income taxes recovery of $817,000 for the three months ended March 31, 2006. The increase in income is primarily a result of increased revenue from Aguas Blancas.

The Company's net income for the three months ended March 31, 2007 was $1.0 million as compared to $777,000 for the three months ended March 31, 2006. This increase in income of $243,000 for the first three months of 2007 is primarily due to an increase in earnings from the Aguas Blancas mine.

LIQUIDITY AND CAPITAL RESOURCES

At March 31, 2007, the Company had cash of $18.6 million and working capital of $25.9 million as compared to cash of $21.3 million and working capital of $26.4 million at December 31, 2006.

Net cash from operating activities was $122,000 for the three months ended March 31, 2007 and consisted mainly of net income of $1.0 million, adjusted mainly for non-cash items of $1.4 million of depletion, depreciation and amortization, $381,000 of future income taxes expenses and for changes in non cash working capital items of $1.3 million relating to accounts receivable and other current assets, inventories of $497,000 and $796,000 relating to accounts payable and accrued liabilities and $102,000 related to interest payable.

Net cash used in financing activities for the three months ended March 31, 2007 totaled $312,000, comprised mainly of repayment of note payable of $280,000.

Net cash used in investing activities for the three months ended March 31, 2007 was $2.6 million related mainly to purchase of plant and equipment for capital expansion.

Based on the Company's financial position at March 31, 2007 and the operating cash flows that are expected from Aguas Blancas, the Company believes that it has the funds required to finance the full agitated leach plant and complete the feasibility studies for nitrates. Additional funding possibly through debt financing will be required to complete the nitrates product project.

RELATED PARTY TRANSACTIONS

During the three months ended March 31, 2007, the Company incurred:

(a) $49,000 (2006 - $47,000) for administrative management services provided by a company owned by a director and shareholder of the Company. At March 31, 2007 $2,000(2006 - $200) was due to this company.

(b) legal fees of $1,000 (2006-$6,000) from a law firm of which a partner is a director of the Corporation. At March 31, 2007, $nil (2006-$7,000) was due to this law firm and is included in amounts due to related parties.

OUTSTANDING SHARE DATA

As at May 28, 2007, the Company had 113,867,725 common shares outstanding and 4,155,000 share options outstanding under its stock-based incentive plan. As at the same date, the Company had no share purchase warrants outstanding.

CHANGES IN ACCOUNTING POLICY

Effective January 1, 2007, the Company adopted the following new accounting standards issued by the Canadian Institute of Chartered Accountants:

a) Section 3855 – Financial Instruments – Recognition and Measurement. Section 3855 requires that all financial assets, except those classified as held to maturity, and derivative financial instruments, must be measured at fair value. All financial liabilities must be measured at fair value when they are classified as held for trading; otherwise, they are measured at cost. Investments classified as available for sale are reported at fair market value (or mark to market) based on quoted market prices with unrealized gains or losses excluded from earnings and reported as other comprehensive income or loss. Investments subject to significant influence are reported at cost and not adjusted to fair market value.

b) Section 1530 – Comprehensive Income. Comprehensive Income is the change in the Company's net assets that results from transactions, events and circumstances from sources other than the Company's shareholders and includes items that would not normally be included in net earnings such as unrealized gains or losses on available-for-sale investments. Other comprehensive income includes the holding gains and losses from available for sale securities which are not included in net income (loss) until realized.

c) The adoption of Sections 1530 and 3855 had no impact on the opening equity and the current period losses or comprehensive losses of the Company.

RISKS AND UNCERTAINTIES

The operations of the Company are speculative due to the high risk nature of its business which includes the acquisition, financing, exploration, development and operation of mining properties. These risk factors could materially affect the Company's future operations and could cause actual events to differ materially from those described in forward-looking statements relating to the Company. The more significant ones include:

Commodity Price Risk: The Company's revenue is predominately affected by the fluctuation in iodine prices. If the price of iodine should drop significantly, the economic prospects of the Company's ongoing operations could be significantly reduced or rendered uneconomic.

Financial Markets: The Company is dependent on the debt and equity markets to finance its initiatives. There is no assurance that the Company will be successful in obtaining additional financing on a timely basis.

Political Risk: Exploration and mining are presently carried out in Chile. Political risks may adversely affect the Company's existing assets and operations. Real and perceived political risk may also affect the Company's ability to finance capital expansion projects and future mine development opportunities.

Currency Risk: Business is mainly transacted by the Company in the Chilean and US currencies. Fluctuations in exchange rates may have a significant effect on the cash flows of the Company. Future changes in exchange rates could materially affect the Company's results in either a positive or negative direction.

Environmental Risk: The Company seeks to operate within environmental protection standards that meet or exceed existing requirements in the countries in which the Company operates. Present or future laws and regulations, however, may affect the Company's operations. Future environmental costs may increase due to changing requirements or costs associated with exploration and the developing, operating and closing of mines. Programs may also be delayed or prohibited in some areas. Although minimal at this time, site restoration costs are a component of exploration expenses.

Title Risk: The Company has investigated its right to explore and exploit its properties and, to the best of its knowledge, those rights are in good standing. However, the results of the Company's investigations should not be construed as a guarantee of title. No assurance can be given that applicable governments will not revoke or significantly alter the conditions of the applicable exploration and mining authorizations nor that such exploration and mining authorizations will not be challenged or impugned by third parties.

Water and Power Risks: The viability of the Company's operations rely on sufficient volumes of economically provided water and power supply. As the water comes from aquifers in an arid environment there is some risk to long term supply. Recently, Chile has experienced power supply shortage and increased costs. While the Company is taking steps to increase its water and power supply for expansions and long term stability, there is no guarantee this will be achieved.

Mineral Resources and Reserves: These have been and continued to be assessed with the assistance of independent experts but the very nature of mineral resource formation comes with the same inherent risk that tonnes, densities and grades could vary from those predicted despite the Company's regular third party assessments and ongoing exploration efforts.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements contained in the foregoing Management's Discussion and Analysis and elsewhere constitute forward-looking statements. Such forward-looking statements involve a number of known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date the

statements were made, and readers are advised to consider such forward-looking statements in light of the risks set out above.

OFF-BALANCE SHEET AGREEMENTS

The Company has no off-balance sheet arrangements.

OUTLOOK

Iodine production has been increased to a current annualized level of 100 tonnes per month as a result of the Company's on-going improvement program at Aguas Blancas with continuing improvements expected when the full mechanical agitated leach becomes operational in the fourth quarter of this year. The plant is designed for 125 tonnes per month or a total of 1,500 tonnes per year. In addition, the Company is progressing with the feasibility studies for development of nitrate fertilizer production. A series of large evaporation ponds are being completed and ponds are being filled with iodine plant discharge solution containing sulphate and nitrate salts for eventual precipitation and production of plant feedstock. The Company expects to make a decision on production of nitrate fertilizers during the first half of 2007 based on feasibility studies currently underway. The Company is also studying alternatives for exploiting the sulfate salts.

The iodine market remains robust with first quarter 2007 sales averaging $22.50 per kg. Iodine production was increased at Aguas Blancas by 40% in the first quarter of 2007 as compared to the first quarter of 2006. The Company produced 3.3% of the world market of 26,900 tonnes during 2006. Growth in demand for iodine is being stimulated by the increased use of iodine in the production of polarizing film for LCD screens (8%) used in computers and televisions. Also, significant growth has occurred in the use of iodine as an X-ray contrast media (20%). Other uses of iodine have remained strong with idophors and biocides (18%), human and animal nutrition (12%), pharmaceuticals (13%), nylon (7%), fluorine derivatives (6%) and other miscellaneous uses (16%). The demand for iodine is currently experiencing a growth rate of approximately 3.5% per year, or 1,000 tonnes per year.

The iodine produced at Aguas Blancas is of very high quality and widely accepted in world markets. The many uses of iodine coupled with the growing market and the firmly established position of the Company in this market.

World-wide use of inorganic nitrate fertilizers has experienced a 5% growth in the last five years with current demand of approximately 1.3 million tonnes per year. Potassium nitrate, sodium nitrate and mixed sodium-potassium nitrate fertilizers from Chile are considered natural in origin and find world-wide application as specialty fertilizers in growing tobacco, fruits and vegetables. The outlook for the future production of nitrate fertilizers at Aguas Blancas will depend on results of final feasibility studies currently underway.

Form of proxy, filed May 7, 2007

ATACAMA MINERALS CORP

Computershare

9th Floor, 100 University Avenue
Toronto, Ontario M5J 2Y1
www.computershare.com

Security Class

Holder Account Number

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Form of Proxy - Special and Annual Meeting to be held on June 6, 2007

This Form of Proxy is solicited by and on behalf of Management.

Notes to proxy

1. **Every holder has the right to appoint some other person or company of their choice, who need not be a holder, to attend and act on their behalf at the meeting. If you wish to appoint a person or company other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse).**
2. If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you may be required to provide documentation evidencing your power to sign this proxy with signing capacity stated.
3. This proxy should be signed in the exact manner as the name appears on the proxy.
4. If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder.
5. **The securities represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by Management.**
6. The securities represented by this proxy will be voted or withheld from voting, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly.
7. This proxy confers discretionary authority in respect of amendments to matters identified in the Notice of Meeting or other matters that may properly come before the meeting.
8. This proxy should be read in conjunction with the accompanying documentation provided by Management.

Proxies submitted must be received by 11 a.m. Vancouver time on Monday, June 4, 2007 or adjournment thereof or may be accepted by the Chairman of the Meeting prior to the commencement of the Meeting.

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VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK!

To Vote Using the Telephone

- Call the number listed BELOW from a touch tone telephone.

1-866-732-VOTE (8683) Toll Free

To Vote Using the Internet

- Go to the following web site: www.investorvote.com

If you vote by telephone or the Internet, DO NOT mail back this proxy.

Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual.

Voting by mail or by Internet are the only methods by which a holder may appoint a person as proxyholder other than the Management nominees named on the reverse of this proxy. Instead of mailing this proxy, you may choose one of the two voting methods outlined above to vote this proxy.

To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER, HOLDER ACCOUNT NUMBER and ACCESS NUMBER listed below.

CONTROL NUMBER **HOLDER ACCOUNT NUMBER** **ACCESS NUMBER**

28MA07101.E.SEDAR/000001/000001/i

Appointment of Proxyholder

The undersigned shareholder ("Registered Shareholder") of Atacama Minerals Corp. (the "Corporation") hereby appoint(s): Paul K. Conibear, a director of the Corporation, or failing him, Ron F. Hochstein, a director of the Corporation, or failing him, Sandy Kansky, Corporate Secretary of the Corporation,

OR

Print the name of the person you are appointing if this person is someone other than the Management Nominees listed herein.

as my/our proxyholder with full power of substitution and to vote in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the Special and Annual Meeting of Atacama Minerals Corp. to be held at 2101 - 885 West Georgia St., Vancouver, B.C. V6C 3E8 on June 6, 2007 at 11:00 a.m. Vancouver time and at any adjournment thereof.

VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES.

1. Election of Directors

	For	Withhold		For	Withhold		For	Withhold
01. Lukas H. Lundin	☐	☐	02. Edward F. Posey	☐	☐	03. Paul K. Conibear	☐	☐
04. John H. Craig	☐	☐	05. Richard P. Clark	☐	☐	06. Ron F. Hochstein	☐	☐
07. M.B. (Barry) Needham	☐	☐						

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2. Appointment of Auditors

Appointment of PricewaterhouseCoopers LLP as Auditors of the Corporation for the ensuing year and authorizing the Directors to fix their remuneration.

For ☐ Withhold ☐

3. Change of Registered Office

To approve a special resolution to change the location of the Corporation's registered office.

For ☐ Against ☐

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4. Grant Proxyholder Authority

To grant the proxyholder authority to vote at his/her discretion on any other business or amendment or variation to the previous resolutions.

For ☐ Against ☐

Authorized Signature(s) - This section must be completed for your instructions to be executed.

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. **If no voting instructions are indicated above, this Proxy will be voted as recommended by Management.**

Signature(s)

Date

MM / DD / YY

Interim Financial Statements

Mark this box if you would like to receive interim financial statements and accompanying Management's Discussion and Analysis by mail. ☐

Annual Report

Mark this box if you would like to receive the Annual Report and accompanying Management's Discussion and Analysis by mail. ☐

If you are not mailing back your proxy, you may register online to receive the above financial report(s) by mail at www.computershare.com/mailinglist.

0 2 6 7 8 3 A R 1 A A M Q

Management information circular,
filed May 7, 2007

ATACAMA
MINERALS CORP.

MANAGEMENT PROXY CIRCULAR

(all information as at April 15, 2007 unless otherwise noted)

PERSONS MAKING THE SOLICITATION

This Management Proxy Circular (the "Circular") is furnished in connection with the solicitation of proxies being made by the management of Atacama Minerals Corp. ("Atacama" or the "Corporation") for use at the Special and Annual Meeting of the Corporation's shareholders (the "Meeting") to be held on Wednesday, June 6, 2007 at the time and place and for the purposes set forth in the accompanying Notice of Meeting. While it is expected that the solicitation will be made primarily by mail, proxies may be solicited personally or by telephone by directors, officers and employees of the Corporation. All costs of this solicitation will be borne by the Corporation.

It is anticipated that this Circular, together with the accompanying Notice of Meeting and form of proxy will first be mailed to shareholders of the Corporation on or about May 9, 2007. Unless otherwise indicated, all monetary amounts referred to herein are stated in United States currency.

APPOINTMENT OF PROXYHOLDER and VOTING BY PROXY

The individuals named in the accompanying form of proxy (the "Proxy") are directors or officers of the Corporation (the "Management Proxyholders"). **A shareholder wishing to appoint a person or company other than Management Proxyholders to attend and act for the shareholder and on the shareholder's behalf at the meeting has the right to do so, by striking out the names of the Management Proxyholders and by inserting the desired person's or company's name in the blank space provided in the proxy, or by executing a proxy in a form similar to the enclosed form. In either case, the completed form of proxy must be delivered to Computershare prior to the Meeting or any adjournment thereof. A proxyholder need not be a shareholder.**

You can choose to vote your common shares by proxy by mail, by telephone or on the Internet. If you vote your common shares by proxy by mail, completed forms of proxies must be delivered to the Corporation's transfer agent, Computershare Investor Services Inc. ("Computershare"), at Proxy Department, at 100 University Avenue, 9th Floor, Toronto, Ontario, Canada M5J 2Y1, in the envelope provided for that purpose. Telephone and Internet voting can also be completed 24 hours a day, 7 days a week, at 1-866-732-VOTE (8683) (toll free) and www.investorvote.com. Duly completed forms of proxy or a vote using the telephone or over the Internet must be completed no later than forty-eight (48) hours (excluding Saturdays and holidays) before the time of the Meeting, or any adjournment thereof, unless the chairman of the Meeting elects to exercise his discretion to accept proxies subsequently received.

If you are a beneficial shareholder and receive these materials through your broker or through another intermediary, please complete and return the form of proxy in accordance with the instructions provided by your broker or other intermediary.

ADVICE TO NON-REGISTERED HOLDERS OF COMMON SHARES

The information set forth in this section is of significant importance to many shareholders as a substantial number of shareholders do not hold securities of the Corporation in their own name. Shareholders who hold their securities through their brokers, intermediaries, trustees or other persons, or who otherwise do not hold their securities in their own name (referred to in this Circular as **"Beneficial Shareholders"**) should note that only proxies deposited by shareholders who appear on the records maintained by the Corporation's registrar and transfer agent as registered holders of voting securities will be recognized and acted upon at the Meeting. If voting securities are listed in an account statement provided to a Beneficial Shareholder by a broker, those voting securities will, in all likelihood, not be registered in the shareholder's name. Such voting securities more likely will be registered under the name of the shareholder's broker or an agent of that broker. In Canada, the vast majority of such shares are registered under the name of CDS & Co. (the registration name of the Canadian Depositary for Securities which acts as nominee for many Canadian brokerage firms). Voting securities held by brokers (or their agents or nominees) on behalf of a broker's client can only be voted (for or against resolutions) at the direction of the Beneficial Shareholder. Without specific

instructions, brokers and their agents and nominees are prohibited from voting shares for the broker's clients. **Therefore, each Beneficial Shareholder should ensure that voting instructions are communicated to the appropriate person well in advance of the Meeting.**

Existing regulatory policy requires brokers and other intermediaries to seek voting instructions from Beneficial Shareholders in advance of shareholders' meetings. The various brokers and other intermediaries have their own mailing procedures and provide their own return instructions to clients, which should be carefully followed by Beneficial Shareholders in order to ensure that their voting securities are voted at the Meeting. The form of proxy supplied to a Beneficial Shareholder by its broker (or the agent of the broker) is substantially similar to the instrument of proxy provided directly to registered shareholders by the Corporation and is commonly referred to as a **"voting instruction form"**. However, its purpose is limited to instructing the registered shareholder (i.e., the broker or agent of the broker) how to vote on behalf of the Beneficial Shareholder. The vast majority of brokers now delegate responsibility for obtaining instructions from clients to Broadridge Investor Communications Solutions, Canada (formerly, ADP Investor Communications, Canada)("Broadridge"). Broadridge typically prepares a machine-readable voting instruction form, mails such forms to Beneficial Shareholders and asks Beneficial Shareholders to return the forms to Broadridge or otherwise communicate voting instructions to Broadridge (by way of the Internet or telephone, for example). Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of shares to be represented at the Meeting. **A Beneficial Shareholder who receives a Broadridge voting instruction form cannot use that form to vote their securities directly at the Meeting. The voting instruction forms must be returned to Broadridge (or instructions respecting the voting of securities must otherwise be communicated to Broadridge) well in advance of the Meeting in order to have the securities voted. If you have any questions respecting the voting of securities held through a broker or other intermediary, please contact that broker or other intermediary promptly for assistance.** Although a Beneficial Shareholder may not be recognized directly at the Meeting for the purposes of voting securities registered in the name of his broker, a Beneficial Shareholder may attend the Meeting as proxyholder for the registered shareholder and vote the securities in that capacity. **Beneficial Shareholders who wish to attend the Meeting and indirectly vote their securities as proxyholder for the registered shareholder should enter their own names in the blank space on the form of proxy provided to them and return the same to their broker (or the broker's agent) in accordance with the instructions provided by such broker.**

REVOCATION OF PROXIES

A registered shareholder who has given a Proxy may revoke it by an instrument in writing executed by the shareholder or by the shareholder's attorney authorized in writing or, if the shareholder is a corporation, by a duly authorized officer or attorney of the corporation, and delivered either to the registered office of the Corporation at Suite 2101, 885 West Georgia Street, Vancouver, British Columbia, Canada, V6C 3E8, at any time up to and including the last business day preceding the day of the Meeting or any adjournment of it or to the chair of the Meeting on the day of the Meeting or any adjournment of it. **Only registered shareholders have the right to revoke a Proxy. Non-registered holders who wish to change their vote must, at least seven days before the Meeting, arrange for their respective intermediaries to revoke the Proxy on their behalf.** A revocation of a Proxy does not affect any matter on which a vote has been taken prior to the revocation.

EXERCISE OF DISCRETION

The enclosed Proxy, when properly completed and delivered and not revoked, gives discretionary authority to the persons named therein with respect to any amendments or variations of matters identified in the Notice of Meeting and with respect to other matters which may properly come before the Meeting. At the time of the printing of this Circular, management of the Corporation knows of no such amendment, variation or other matter that may be presented to the Meeting.

If a shareholder does not specify a choice and the shareholder has appointed one of the Management Proxyholders as proxyholder, the Management Proxyholder will vote in favour of the matters specified in the Notice of Meeting and in favour of all other matters proposed by management at the Meeting.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

No director or executive officer of the Corporation, or any person who has held such a position since the beginning of the last completed financial year end of the Corporation, nor any nominee for election as a director of the Corporation, nor any associate or affiliate of the foregoing persons, has any substantial or material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted on at the Meeting other than the election of directors and proposed amendments to the Corporation's stock option plan and as may be set out herein.

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

As at the date hereof, the Corporation had 113,867,725 common shares ("Common Shares") outstanding. The holders of Common Shares are entitled to one vote for each share held. The Corporation has no other classes of voting securities. Only holders of Common Shares of record at the close of business on April 26, 2007 will be entitled to receive notice of the Meeting. Each shareholder of record at the close of business on that date will be entitled to vote at the Meeting the Common Shares then recorded in that shareholder's name.

The following table sets forth the those persons who, to the knowledge of the directors and senior officers of the Corporation, beneficially owns or exercises control or direction over common shares carrying more than 10% of the voting rights attached to all common shares of the Corporation:

Name and Address	Number of Shares	Percentage
Ellegrove Capital Ltd.[1] St. Michael, Barbados	20,942,724	18.4%
Amber Master Fund (Cayman) SPC[2] New York, New York	12,357,000	10.8%

[1] These shares are held by Ellegrove Capital Ltd. ("Ellegrove"), as to 13,092,724 common shares, Abalone Capital Ltd. ("Abalone"), as to 2,750,000 common shares, Lorito Holdings Limited ("Lorito"), as to 100,000 common shares, and Zebra Holdings and Investments Limited ("Zebra"), as to 5,000,000 common shares. Ellegrove, Abalone, Zebra and Lorito are private corporations owned by a trust whose settler is the late Adolf H. Lundin.

[2] The Corporation is not aware of the beneficial ownership of the Common Shares held by Amber Master Fund (Cayman) SPC.

ELECTION OF DIRECTORS

The Board currently consists of seven (7) directors who are to be elected annually. Accordingly, seven (7) directors will be elected at the Meeting. Each director will hold office until the next annual meeting of shareholders or until his successor is duly elected unless his office is earlier vacated in accordance with the by-laws of the Corporation.

In the following table and notes is stated the name of each person proposed to be nominated by management for election as a director, all other positions and offices with the Corporation and any significant affiliate now held by each such person, if any, his or her principal occupation or employment, the period or periods of service as a director of the Corporation and the approximate number of shares of the Corporation beneficially owned directly or indirectly, by each such person, or over which he or she exercises control or direction:

Name and Province and Country of Residence	Positions with Atacama	Security Holding[1]	Principal Occupation within the Preceding Five Years and, if applicable, Term as Director
Edward F. Posey Santiago, Chile	President and CEO	Nil	- President and CEO of the Corporation since 2005; prior thereto, President, Lundin Mining Corporation - May 1998 to 2005; Professional Mining Geophysicist - Director since May 3, 2005
Lukas H. Lundin British Columbia, Canada	Chairman of the Board	385,400	- Mining and oil and gas executive - Director since August 7, 1996
Paul K. Conibear British Columbia, Canada	Director	170,400	- President and CEO, Tenke Mining Corp.; - Director since June 26, 1997
John H. Craig Ontario, Canada	Director	Nil	- Lawyer, partner of Cassels Brock & Blackwell LLP - Director since September 23, 2004
Richard P. Clark British Columbia, Canada	Director	102,030	- President and CEO, Red Back Mining Inc.; - Director since January 19, 1994.
Ron F. Hochstein British Columbia, Canada	Director	100,000	- President and COO, Denison Mines Corp.; previously, President and CEO, International Uranium Corporation - Director since June 5, 2003
M.B. (Barry) Needham British Columbia, Canada	Director	Nil[2]	- Retired chartered accountant; 1994-2006, various positions with AMEC Americas Limited and its predecessor companies - Director since June 7, 2006

[1] On a non-diluted basis.
[2] A total of 40,000 common shares of the Corporation are owned by Mr. Needham's spouse.

Each of the above nominees was elected to his present term of office by a vote of shareholders of the Corporation at a meeting the notice of which was accompanied by a Management Proxy Circular. The information as to shares beneficially owned, directly or indirectly, or over which the above nominees exercise control or direction, not being within the knowledge of the Corporation, has been furnished by the respective nominees individually.

Except as otherwise described above, the nominees have had the principal occupation described above during the five preceding years or have previously disclosed their principal occupations during the five preceding years in a prior Management Proxy Circular.

It is intended that on any ballot that may be called for relating to the election of directors, the shares represented by proxies in favour of management nominees will be voted in favour of the election of each of the persons named above as directors of the Corporation, unless a shareholder has specified in its proxy that the shareholder's shares are to be withheld from voting in the election of directors. **Although management does not contemplate that any of the above nominees will be unavailable to stand for election or will decline to serve if elected, in the event of any vacancy among the nominees occasioned by an unexpected occurrence, the proxies given pursuant to this solicitation will be voted in favour of the remaining nominees and for such other substitute nominees as the Board of Directors may designate in such event, unless the shareholder has specified in the proxy that its shares are to be withheld from voting in the election of directors.**

The Board of Directors does not have an executive committee. There are presently three committees of the Board; namely, the Audit Committee, the Compensation Committee and the Corporate Governance/Nominating Committee. The following table sets out the members of such Committees:

Audit Committee	Compensation Committee	Corporate Governance and Nominating Committee
Ron F. Hochstein (Chair) Paul K. Conibear M.B. (Barry) Needham	Richard P. Clark (Chair) Lukas H. Lundin Paul K. Conibear	John H. Craig (Chair) Paul K. Conibear Ron F. Hochstein

CEASE TRADE ORDERS, BANKRUPTCIES, PENALTIES OR SANCTIONS

To the best of management's knowledge, no proposed director is, or has been within the last 10 years, a director or executive officer of any company that, while that person was acting in that capacity:

(a) was the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days;

(b) was subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, in the company being the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days; or

(c) within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a received, received manager or trustee appointed to hold its assets.

To the best of management's knowledge, no proposed director has, within the 10 years before the date of this Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.

AUDIT COMMITTEE AND MULTILATERAL INSTRUMENT 52-110, *AUDIT COMMITTEES* ("MI 52-110") DISCLOSURE

The Audit Committee oversees the accounting and financial reporting processes of the Corporation and its subsidiaries and all audits and external reviews of the financial statements of the Company on behalf of the Board, and has general responsibility for oversight of internal controls, accounting and auditing activities of the Corporation and its subsidiaries. All auditing services and non-audit services to be provided to the Corporation by the Corporation's auditors are pre-approved by the Audit Committee. The Committee is responsible for examining all financial information, including annual and quarterly financial statements, prepared for securities commissions and similar regulatory bodies prior to filing or delivery of the same. The Audit Committee also oversees the annual audit process, quarterly review engagements, the Corporation's internal accounting controls, the Code of Business Conduct and Ethics, any complaints and concerns regarding accounting, internal controls or auditing matters and the resolution of issues identified by the Corporation's external auditors. The Audit Committee recommends to the Board the firm of independent auditors to be nominated for appointment by the shareholders and the compensation of the auditors. The Audit Committee meets a minimum of four times per year. The Audit Committee's Charter is attached as Exhibit II to this Circular.

Composition of the Audit Committee

The members of the Audit Committee are Messrs. Ron F. Hochstein, M.B. (Barry) Needham and Paul K. Conibear. All members of the Audit Committee are independent and considered to be "financially literate" within the meaning of applicable Canadian securities regulations in that they each have the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonable be expected to be raised by the Corporation's financial statements.

Relevant Education and Experience of Audit Committee Members

Each member of the Audit Committee has extensive experience in dealing with financial statements, accounting issues, internal control and other related matters relating to public resource-based companies. Mr. M.B. (Barry) Needham is a retired chartered accountant. Mr. Needham has held various positions with AMEC Americas Limited and its predecessor companies from 1994 to 2006. Through this education and experience, Mr. Needham has experience overseeing and assessing the performance of companies and public accountants with respect to the preparation, auditing and evaluation of financial statements, and has: (1) an understanding of generally accepted accounting principles and financial statements; (2) the ability to assess the general application of such principles in connection with the accounting for estimates, accruals and reserves; (3) experience analyzing and evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the Corporation's financial statements; (4) an understanding of internal controls over financial reporting; and (5) an understanding of audit committee functions. Mr. Hochstein is a professional engineer with a Masters in Business Administration who has worked extensively in the natural resource industry for more than 20 years. Mr. Hochstein has been involved in the financial analysis of a number of major projects and has served as an executive officer, director and audit committee member of several public resource-based companies. Mr. Conibear is a professional engineer with more than 24 years of experience in the mining industry. Mr. Conibear has also served as an executive officer, director and audit committee member of several public resource-based companies.

Audit Committee Oversight

Since the commencement of the Corporation's issuer's most recently completed financial year, there has not been a recommendation of the audit committee to nominate or compensate an external auditor that was not adopted by the board of directors.

Reliance on Certain Exemptions

Since the commencement of the Corporation's recently completed financial year, the Corporation has not relied on the exemptions contained in section 2.4 (De Minimis Non-audit Services), section 3.2 (Initial Public Offerings), section 3.4 (Events Outside Control of Member), section 3.5 (Death, Disability or Resignation of Audit Committee Member) or an exemption from MI 52-110, in whole or in part, granted under Part 8 (Exemptions) of MI 52-110.

Pre-Approval Policies and Procedures

The Audit Committee has adopted specific policies and procedures for the engagement of non-audit services as described in the Audit Committee Charter.

External Auditor Service Fees (By Category)

The following table discloses the fees billed to the Corporation by its external auditor during the last two fiscal years ended December 31, 2006, as disclosed in the Corporation's management proxy circular dated April 26, 2007.

Financial Year Ending	Audit Fees	Audit Related Fees	Tax Fees	All Other Fees
December 31, 2006	US$83,540	Nil	Nil	US$5,572[2]
December 31, 2005	US$91,237	US$2,972[1]	Nil	US$2,548[2]

[1]Audit related fees relate to services provided by the Corporation's auditors in connection with their review of the Corporation's Business Acquisition Report prepared in connection with the Corporation's acquisition of an additional 50% interest in the Aguas Blancas Project, Chile.
[2]All other fees relate to services provided by the Corporation's auditors with respect to their comments on the Corporation's unaudited quarterly financial statements.

Exemption

As a Venture Issuer (a company whose securities are not listed or quoted on any of the Toronto Stock Exchange, a market in the United States of America, or a market outside of Canada and the U.S.A.) the Corporation is exempt from the requirements of Part 3, Composition of the Audit Committee, and Part 5, Reporting Obligations, of MI 52-110. The Corporation has elected to comply with the requirements of Part 3 but is relying on the exemption provided for in Part 5 of MI 52-110.

APPOINTMENT AND REMUNERATION OF AUDITORS

The directors of the Corporation recommend the re-appointment of PricewaterhouseCoopers LLP, Chartered Accountants, Vancouver, British Columbia, as auditors of the Corporation to hold office until the termination of the next annual meeting of the Corporation. PricewaterhouseCoopers LLP have served as auditors of the Corporation for more than five years. As in past years, it is proposed that the remuneration to be paid to the auditors be determined by the directors of the Corporation.

Unless otherwise instructed, the proxies given pursuant to this solicitation will be voted in favour of the re-appointment of PricewaterhouseCoopers LLP, Chartered Accountants, as auditors of the Corporation to hold office until the close of the next annual meeting of the Corporation, at a remuneration to be determined by the Board.

EXECUTIVE COMPENSATION

Summary Compensation Table

The following table sets forth a summary of the total compensation paid to, or earned by, (i) the Corporation's chief executive officer ("CEO"), (ii) the Corporation's chief financial officer ("CFO"), (iii) each of the Corporation's three most highly compensated executive officers, other than the CEO and CFO, who were serving as executive officers at the end of the most recently-completed financial year and whose total salary and bonus exceeds CDN$150,000; and (iv) any additional individuals for whom disclosure would have been provided under (iii) but for the fact that the individual was not serving as an executive officer of the Corporation at the end of the most recently completed financial year (each a "Named Executive Officer") during the three most recently-completed financial years.

The compensation reflected in the following table is presented in United States dollars, which is the functional currency of the Corporation.

SUMMARY COMPENSATION TABLE

		Annual Compensation			Long Term Compensation			
					Awards		Payouts	
Name of Principal and Position	**Year Ended Dec 31**	**Salary (US$)**	**Bonus (US$)**	**Other Annual Compen-sation (US$)**	**Securities Under Options/ SARs Granted (#)**	**Restricted Shares or Restricted Shares/ Units (US$)**	**LTIP Payouts (US$)**	**All Other Compen-sation (US$)**
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)
Edward F. Posey[1] President	2006 2005 2004	$181,171 $120,000 Nil	Nil Nil Nil	$ 73,187 $ 54,893[1] Nil	Nil 2,000,000 Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
Wanda Lee[2] Chief Financial Officer	2006 2005 2004	Nil Nil Nil	Nil $ 40,453 Nil	Nil Nil Nil	50,000 Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
Gustavo V. Moreira[3] Chief Financial Officer, Atacama Minerals Chile S.C.M.	2006 2005 2004	$30,675 Nil Nil	Nil Nil Nil	Nil Nil Nil	100,000 Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
Brian D. Kennedy [4] Vice President, Operations	2006 2005 2004	$43,474 Nil Nil	Nil Nil Nil	$5,835 [5] Nil Nil	200,000 Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil

NOTES TO SUMMARY COMPENSATION TABLE

(1) The amount referred to in column (e) with respect to Mr. Posey represent expatriate benefits and relocation expenses. Of the amount shown, the following benefits represent more than 25% of the total:

Housing	$39,586
School fees	$20,095

(2) Ms. Wanda Lee is an employee of Namdo Management Services Ltd. ("Namdo"). Namdo is a private corporation owned by Mr. Lukas H. Lundin, a director of the Corporation. The Corporation paid Namdo the sum of US$195,769, plus reimbursement of expenses at cost for the year ended December 31, 2006. Namdo has approximately 12 employees, including Ms. Lee, and provides office facilities, administration and financial services to a number of public companies. Approximately $57,297 or 29% of the fees paid to Namdo are attributable to the salary paid by Namdo to Ms. Lee, Chief Financial Officer of the Corporation.

(3) Mr. Gustavo V. Moreira was appointed Chief Financial Officer of Atacama Minerals Chile S.C.M., the Corporation's wholly-owned subsidiary, on September 25, 2006.

(4) Mr. Kennedy was appointed Vice President Operations of Corporation effective October 7, 2006.

(5) The amount referred to in column (e) with respect to Mr. Kennedy represent expatriate benefits and relocation expenses. Of the amount shown, the following benefits represent more than 25% of the total:

Housing	$2,077
Health Insurance	$3,758

LONG-TERM INCENTIVE PLANS

The Corporation has no long-term incentive plan in place and therefore there were no awards made under any long-term incentive plan to the Named Executive Officers during the Corporation's most recently-completed financial year. A "long-term incentive plan" is a plan providing for compensation intended to motivate performance over a period of greater than one financial year, other than a plan for options, SARs (stock appreciation rights) or compensation through shares or units that are subject to restrictions on resale.

OPTIONS AND SARS GRANTED DURING THE RECENTLY-COMPLETED FINANCIAL YEAR

Incentive Stock Option Plan

The Corporation's current Stock Option Plan (the "Plan") governing the issuance of stock options, initially established by the Board on May 7, 2003 (approved by shareholders on June 5, 2003) was most recently amended by the Board on April 27, 2006 and approved by shareholder on June 7, 2006. The Plan complies with the rules set forth for such plans by the TSX Venture Exchange (the "Exchange") as they relate to a Tier 1 Issuer. The Plan was established to ensure that the Corporation is able to continue to provide an incentive program to directors, officers, employees and persons providing services to the Corporation ("Eligible Persons") that provides flexibility in the structuring of incentive benefits to allow the Corporation to remain competitive in the recruitment and maintenance of key personnel. The Named Executive Officers are eligible to participate in the Plan. The Plan is in the form of a fixed stock option plan reserving an aggregate of 7,500,000 common shares of the Corporation for issuance upon the exercise of options granted pursuant to the Plan. The exercise price of any option granted under the Plan is to be determined from time to time by the Board but in any event shall not be lower than the closing price of the Corporation's shares as traded on the Exchange on the trading day immediately preceding the date of grant of such option. Each option is exercisable in such manner as may be determined by the Board at the time of grant and options will be for terms not exceeding ten years. The Corporation does not provide any financial assistance to participants in order to facilitate the purchase of common shares under the Plan.

The Board, or a committee appointed for such purposes, may from time to time grant to directors, officers, eligible employees of, or consultants to, the Corporation or its subsidiaries, or to employees of management companies providing services to the Corporation (collectively, "Eligible Persons") options to acquire Common Shares in such numbers, for such terms and at such exercise prices as may be determined by the Board or such committee. The purpose of the Plan is to advance the interests of the Corporation by providing Eligible Persons with a financial incentive for the continued improvement of the Corporation's performance and encouragement to stay with the Corporation.

The maximum number of Common Shares that may be reserved for issuance for all purposes under the Plan is 7,500,000 Common Shares or such additional amount as the Corporation's shareholders may approve from time to time. Any Common Shares subject to a share option which for any reason is cancelled or terminated without having been exercised will again be available for grant under the Plan.

The Board has the authority under the Plan to establish the option price at the time each share option is granted. The option price may not be lower than the market price, i.e. the closing price, of the Common Shares as traded on the Exchange on the last business day proceeding the date on which the option is approved by the Board. The Board, or a committee appointed for such purposes, also has the authority under the Plan to determine other terms and conditions relating to the grant of Options, including any applicable vesting provisions.

The term of Options granted under the Plan shall not exceed 10 years from the date of grant, and all options granted under the Plan are not transferable other than by will or the laws of dissent and distribution. If an optionee ceases to be an Eligible Person for any reason whatsoever other than death, each option held by such optionee will cease to be exercisable 30 days following the termination date (being the date on which such optionee ceases to be an Eligible Person). If an optionee dies, the legal representative of the optionee may exercise the optionee's options within one year after the date of the optionee's death but only up to and including the original option expiry date.

The Corporation does not provide any financial assistance to participants in order to facilitate the purchase of Common Shares under the Plan. As at December 31, 2006 there were options outstanding under the Plan to acquire 4,175,000 Common Shares, representing approximately 3.7% of the Corporation's current issued and outstanding shares.

There are no stock appreciation rights outstanding and it is currently intended that none be issued.

OPTION GRANTS DURING THE RECENTLY-COMPLETED FINANCIAL YEAR TO NAMED EXECUTIVE OFFICERS

The following table sets out the details of incentive stock options granted during the most recently completed financial year to the Named Executive Officers of the Corporation:

Name of Executive Officers and Position as at Financial Year-End	Securities Under Options Granted (#)	% of Total Options Granted to All Employees in the Financial Year	Exercise or Base Price (CDN$/ Securities)[3]	Market Value of Securities Underlying Options on the Date of Grant (CDN$/Security)	Date of Grant	Expiration Date
Edward F. Posey President/CEO	-	-	-	-	-	-
Wanda Lee Chief Financial Officer	50,000[1]	2.82%	$1.30	$1.30	May 15/06	May 14/09
Gustavo V. Moreira Chief Financial Officer, Atacama Minerals Chile S.C.M.	100,000[2]	5.63%	$1.12	$1.12	Oct 10/06	Oct 9/09
Brian Kennedy Vice President Operation	200,000[2]	11.27%	$1.12	$1.12	Oct 10/06	Oct 9/09

(1) These options were fully exercisable on the date of grant.
(2) These options were subject to vesting provisions for a period of six months from the date of grant, i.e. to and until April 10, 2007.
(3) The exercise price of stock options is determined by the Board but shall in no event be less than the market price of the common shares of the Corporation as traded on the TSX Venture Exchange on the day prior to the date of grant. The Corporation's practice is to price all incentive options at market or above, without discount.

AGGREGATED OPTION EXERCISES BY NAMED EXECUTIVE OFFICERS
DURING THE MOST RECENTLY-COMPLETED FINANCIAL YEAR AND YEAR END VALUES

Name	Securities Acquired on Exercise	Aggregate Value Realized (CDN$)[1]	Unexercised Options at Fiscal Year-End (#)		Value of Unexercised In-The-Money Options at Fiscal Year-End (CDN($))[2]	
			Exercisable	Unexercisable	Exercisable	Unexercisable
Edward F. Posey President & CEO	-	-	2,000,000	Nil	200,000	Nil
Wanda Lee Chief Financial Officer	150,000	108,000	50,000	Nil	-	Nil
Gustavo V. Moreira Chief Financial Officer, Atacama Minerals Chile S.C.M.	-	-	100,000	Nil	-	Nil
Brian Kennedy Vice President Operation	-	-	200,000	Nil	-	Nil

(1) Based on the difference between the option exercise price and the closing market price of the Corporation's shares, on the date of exercise.
(2) In-the-Money Options are those where the market value of the underlying securities as at the most recent fiscal year end exceeds the option exercise price. The closing market price of the Corporation's shares as at December 29, 2006 was CDN$1.10 per share.

TERMINATION OF EMPLOYMENT, CHANGE IN RESPONSIBILITIES AND EMPLOYMENT CONTRACTS

There are no pension plan benefits in place for any of the Named Executive Officers. The Corporation and its subsidiaries have not entered into any compensatory plan or arrangement in respect of compensation received or that may be received by any of the Named Executive Officers during the Corporation's most recently completed or current financial year to compensate such executive officers in the event of the termination of employment (resignation, retirement, change of control) or in the event of a change in responsibilities following a change in control, where in respect of the Named Executive Officers the value of such compensation exceeds CDN$100,000, other than as set out herein.

Pursuant to an employment agreement entered into with Mr. Edward F. Posey effective May 1, 2005, Mr. Posey was engaged by the Corporation in the capacity of President and CEO of the Corporation, at an annual base salary of US$180,000 for an initial term of two years. The Corporation also provides payment of school fees for Mr. Posey's dependents, housing allowance and a club membership fee. In addition to other standard medical, dental and life insurance benefits, Mr. Posey's arrangement provides that in the event of termination of his employment in certain circumstances, including in the event of a change of control in the Corporation, Mr. Posey shall be entitled to receive severance payments equal to twelve months salary at the then applicable base salary rate.

Pursuant executive services agreement entered into with Mr. Brian D. Kennedy dated October 7, 2006, Mr. Kennedy was engaged by the Corporation in the capacity of Vice President, Operations, at an annual base salary of US$168,000 for an initial period of two years. The Corporation also provides Mr. Kennedy with a housing allowance in addition to standard medical, dental and life insurance benefits. Mr. Kennedy's agreement provides that in the event of termination of his employment in certain circumstances, including in the event of a change of control in the Corporation, Mr. Kennedy shall be entitled to receive severance payments equal to twelve months salary at the then applicable base salary rate.

COMPENSATION OF DIRECTORS

Standard Compensation Arrangements

None of the directors of the Corporation were compensated by the Corporation and its subsidiaries during the fiscal year ended December 31, 2006 for their services in their capacity as directors, nor were any amounts paid to directors for committee participation or special assignments. All expenses incurred by directors in respect of their duties are reimbursed by the Corporation.

Other Arrangements

To encourage directors to align their interests with shareholders, directors are granted incentive stock options pursuant to the Corporation's Stock Option Plan, from time to time. During the Corporation's most recently completed financial year, the directors were granted incentive stock options entitling them to purchase, in the aggregate, 400,000 common shares at a price of $1.30 per share over a period of three years, i.e. to and until May 14, 2009.

The following table sets forth information concerning individual grants of options to purchase securities of the Corporation made during the most recently completed financial year to the directors of the Corporation (excluding the Named Executive Officers):

Name of Director and Position as at Financial Year-End	Securities Under Options Granted (#)(1)	% of Total Options Granted to All Employees in the Financial Year	Exercise or Base Price ($/Securities) (2)	Market Value of Securities Underlying Options on the Date of Grant ($/Security)	Date of Grant	Expiration Date
Lukas H. Lundin	100,000	5.63%	$1.30	$1.30	May 15/06	May 14/09
Paul K. Conibear	-	-	-	-	-	-
John H. Craig	-	-	-	-	-	-
Richard P. Clark	100,000	5.63%	$1.30	$1.30	May 15/06	May 14/09
Ron F. Hochstein	100,000	5.63%	$1.30	$1.30	May 15/06	May 14/09
M.B. (Barry) Needham	100,000	5.63%	$1.30	$1.30	May 15/06	May 14/09

(1) The options are fully exercisable on the date of grant.
(2) The exercise price of stock options is determined by the Board but shall in no event be less than the market price of the common shares of the Corporation as traded on the TSX Venture Exchange on the day prior to the date of grant. The Corporation's practice is to price all incentive options at market or above, without discount.

The following table sets forth each option exercised during the most recently completed financial year by directors of the

Corporation (excluding the Named Executive Officers) and the financial year end value of unexercised options on an aggregated basis.

AGGREGATED OPTIONS/SAR EXERCISES DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR AND FINANCIAL YEAR-END OPTION/SAR VALUES

Name	Securities Acquired on Exercise	Aggregate Value Realized ($)	Unexercised Options at Fiscal Year-End (#)		Value of Unexercised In-The-Money Options at Fiscal Year-End ($)(1)	
			Exercisable	Unexercisable	Exercisable	Unexercisable
Lukas H. Lundin	200,000	144,000	100,000	Nil	-	Nil
Paul K. Conibear	200,000	144,000	300,000	Nil	30,000	Nil
John H. Craig	Nil	Nil	100,000	Nil	10,000	Nil
Richard P. Clark	300,000	216,000	100,000	Nil	-	Nil
Ron F. Hochstein	100,000	72,000	100,000	Nil	-	Nil
M.B. (Barry) Needham	Nil	Nil	100,000	Nil	-	Nil

(1) In-the-Money Options are those where the market value of the underlying securities as at the most recent fiscal year end exceeds the option exercise price. The closing market price of the Corporation's shares as at December 29, 2006 was CDN$1.10 per share.

Compensation for Services

During the most recently-completed financial year, no other director was compensated either directly or indirectly by the Corporation and its subsidiaries during the most recently completed financial year for services as consultants or experts other than as set out below or as disclosed elsewhere in this document.

(a) the law firm of Cassels Brock & Blackwell LLP, of which Mr. John H. Craig is a partner, US$37,369 for legal services rendered as solicitors for the Corporation;

(b) Ms. Wanda Lee is an employee of Namdo Management Services Ltd. ("Namdo"). Namdo is a private corporation owned by Mr. Lukas H. Lundin, a director of the Corporation. The Corporation paid Namdo the sum of US$195,769, plus reimbursement of expenses at cost for the year ended December 31, 2006. Namdo has approximately 12 employees, including Ms. Lee, and provides office facilities, administration and financial services to a number of public companies. Approximately $57,297 or 29% of the fees paid to Namdo are attributable to the salary paid by Namdo to Ms. Lee, Chief Financial Officer of the Corporation.

No other director was compensated either directly or indirectly by the Corporation and its subsidiaries during the most recently completed financial year for services as consultants or experts other than as disclosed elsewhere in this document.

Indebtedness of Directors and Executive Officers

None of the directors or executive officers of the Corporation, proposed nominees for directors, or associates or affiliates of said persons, have been indebted to the Corporation at any time since the beginning of the last completed financial year of the Corporation.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLAN

The Corporation's Stock Option Plan, described above, has been approved by shareholders and is the only compensation plan under which equity securities of the Corporation are authorized for issuance.

The information in the following table is as of the fiscal year ended December 31, 2006:

Equity Compensation Plan Information

Plan Category	Number of securities to be issued upon exercise of outstanding options	Weighted-average exercise price of outstanding options (CDN$)	Number of securities remaining available for future issuance under the Plan (excluding securities reflected in column (a))
Equity Compensation Plans approved by securityholders	4,155,000	1.07	1,710,000
Equity Compensation Plans not approved by securityholders	N/A	N/A	N/A
Total	4,155,000	1.07	1,710,000

(1) During the fiscal year ended December 31, 2006 the Corporation granted options to purchase a total of 1,775,000 common shares.
(2) During the fiscal year ended December 31, 2006 the Corporation issued 1,535,000 common shares pursuant to the Plan.
(3) During the fiscal year ended December 31, 2006 the Corporation cancelled 20,000 stock options.

STATEMENT OF CORPORATE GOVERNANCE PRACTICE

(presented by the Corporate Governance and Nominating Committee)

The Corporation, as a Tier 1 issuer listed on the TSX Venture Exchange ("TSX-V"), is required to disclose its corporate governance practices using the disclosure requirements in National Instrument 58-101, Disclosure of Corporate Governance Practices ("NI 58-101") that apply to issuers listed on the Toronto Stock Exchange ("TSX"). The Corporation's statement of corporate governance practices is made with reference to National Policy 58-201, Corporate Governance Guidelines and NI 58-101 (hereinafter collectively the "Governance Guidelines") which are initiatives of the Canadian Securities Administrators ("CSA") and which are effective for financial years ended after June 30, 2005. The corporate governance practices of the Corporation also conform to the TSX corporate governance guidelines, which have essentially been supplanted by the recent initiatives of the CSA.

The Corporation's Corporate Governance/Nominating Committee has closely monitored the various changes and proposed changes in the regulatory environment and, where applicable, amended its governance practices to align with these changes that are currently in effect.

In accordance with the Governance Guidelines, the Corporation has chosen to disclose its system of corporate governance in its Management Proxy Circular. Exhibit I to this Circular sets forth the steps taken by the Corporation in order to comply with the Governance Guidelines and its system of corporate governance now in force. Further disclosure required by Multilateral Instrument 52-110 - Audit Committees ("MI 52-110") adopted on March 30, 2004 by the CSA relating to the Corporation's Audit Committee, including the Audit Committee Charter, the Composition of the Audit Committee, Relevant Education and Experience of Audit Committee members and External Auditor Service Fees, are disclosed in Exhibit II and elsewhere in this Circular.

MANAGEMENT CONTRACTS

Management functions of the Corporation and its subsidiaries are performed by directors, executive officers or senior officers of the Corporation and not, to any substantial degree, by any other person with whom the Corporation has contracted.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

During the fiscal year ended December 31, 2006, none of the insiders of the Corporation nor any proposed nominee for election as director, nor any associate or affiliate of said persons has had any material interest, direct or indirect, in any transaction, which has materially affected or will materially affect the Corporation or any of its subsidiaries.

PARTICULARS OF OTHER BUSINESS TO BE ACTED UPON

Change of Registered Office

At the Meeting, shareholders will be asked to consider and, if deemed appropriate, to pass a special resolution to change the location of the Corporation's registered office from the City of Vancouver, Province of British Columbia, to the City of Toronto, Province of Ontario. The Corporation recently established its records office at the offices of its legal counsel, Cassels Brock & Blackwell LLP in the City of Toronto, Ontario, and has determined that it would be prudent to have the Corporation's registered offices located at the same place.

The text of the resolution to be submitted to shareholders at the Meeting is set forth below, subject to such amendments, variations or additions as may be approved at the Meeting:

"RESOLVED as a special resolution that the articles of the Corporation are hereby amended to change the place in Canada where the registered office is to be situated from the City of Vancouver in the Province of British Columbia, to the City of Toronto, in the Province of Ontario.

AND BE IT FURTHER RESOLVED that any one director or officer of the Corporation be and is hereby authorized and directed, for and on behalf of the Corporation, to execute or cause to be executed, under the seal of the Corporation or otherwise, and to deliver or cause to be delivered, all such other documents, instruments and assurances, including Articles of Amendment and to do or cause to be done all acts and things, as in the opinion of such director or officer of the Corporation may be necessary or desirable to carry out the intent of the foregoing resolution."

The Board recommends that shareholders vote in favour of the resolution to relocate the Corporation's registered offices. To be effective, the special resolution must be approved by not less than 66-2/3rds of the votes cast by the holders of common shares present in person or represented by proxy at the Meeting. Unless otherwise indicated, the persons designated as proxyholders in the accompanying form of proxy will vote the common shares represented by such form in favour of this special resolution.

OTHER MATTERS

Management of the Corporation knows of no other matters which will be brought before the Meeting, other than those referred to in the Notice of Meeting. Should any other matters properly be brought before the Meeting, the Common Shares represented by the proxies solicited hereby will be voted on those matters in accordance with the best judgment of the persons voting such proxies.

ADDITIONAL INFORMATION

The Board approves the Corporation's annual consolidated financial statements and annual management's discussion and analysis ("MD&A"), quarterly reports to shareholders and the content of the Corporation's other significant public disclosure documents. These and other prescribed documents are available on Canadian System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com. The Corporation has also established and maintains a corporate website at www.atacama.com that includes, among other things, an investor relations section containing past annual and quarterly reports and press releases. Financial information regarding the Corporation is provided in the annual financial statements and annual MD&A for the period ended December 31, 2006. Shareholders may contact the Corporation to request copies of the financial statements and MD&A as follows:

(i)	e-mail:	atacama@namdo.com
(ii)	telephone:	604-689-7842
(iii)	mail:	Atacama Minerals Corp. Suite 2101, 885 West Georgia Street Vancouver, B.C., V6C 3E8 Attn: Investor Relations

CERTIFICATE

The contents and the distribution of this Circular have been approved by the Board.

DATED the 26th day of April, 2007.

BY ORDER OF THE BOARD

(Signed) Edward F. Posey,
President and CEO

"EXHIBIT I"

The following matrix indicates how the Corporation's system of corporate governance aligns with **NATIONAL INSTRUMENT 58-101 – *Disclosure of Corporate Governance Practices*** **("NI 58-101") and NATIONAL POLICY 58-201 – *Corporate Governance Guidelines*** **("NP 58-201").**

	Required Disclosure Corporate Governance (NI 58-101)		**Response**
1.	**Board of Directors**		
(a)	Disclose the identity of directors who are independent.		*The Board has determined that each of Ron F. Hochstein, M.B. (Barry) Needham, John H. Craig, Paul K. Conibear and Richard P. Clark are independent directors within the meaning MI 52-110. Mr. Craig is a partner in a law firm that provides legal services to the Corporation and is therefore deemed to be not eligible to sit on the Audit Committee for the purposes of MI 52-110.*
(b)	Disclose the identity of directors who are not independent and describe the basis for that determination.		*The Board believes that Messrs Lukas H. Lundin and Edward F. Posey are non-independent directors. Messrs. Lukas H. Lundin and Edward F. Posey are not independent given their respective positions as Chairman of the Board and President and CEO.*
(c)	Disclose whether or not a majority of directors are independent. If a majority of directors are not independent, describe what the board of directors (the board) does to facilitate its exercise of independent judgment in carrying out its responsibilities.		*A majority of the directors of the Corporation are independent.*
(d)	If a director is presently a director of any other issuer that is a reporting issuer (or the equivalent) in a jurisdiction or a foreign jurisdiction, identify both the director and the other issuer.		*All of the directors of the Corporation are directors and/or officers of other reporting issuers (see attached Schedule A for details).*
(e)	Disclose whether or not the independent directors hold regularly scheduled meetings at which non-independent directors and members of management are not in attendance. If the independent directors hold such meetings, disclose the number of meetings held since the beginning of the issuer's most recently completed financial year. If the independent directors do not hold such meetings, describe what the board does to facilitate open and candid discussion among its independent directors.		*The Board has functioned, and is of the view that it can continue to function, independently of management, as required. The Board and its committees meet independent of management, where needed, but do not hold regularly scheduled meetings at which non-independent directors and management are not in attendance. The Board's mandate was recently amended to provide that if the Board is not able to function independently of management the Board will, at the request of the chair or lead director, hold regularly scheduled meetings at which non-independent directors or members of management are not in attendance.*
(f)	Disclose whether or not the chair of the board is an independent director. If the board has a chair or lead director, disclose the identity of the independent chair or lead director, and describe his or her role and responsibilities. If the board has neither a chair that is independent nor a lead director that is independent, describe what the board does to provide leadership for its independent directors.		*The chair of the board is not an independent director. The Board has appointed Mr. Paul K. Conibear, an independent director, as lead director. The role of the lead director is to act as effective leader of the Board, to ensure that the Board's agenda will enable it to successfully carry out its duties, and to provide leadership for the Board's independent directors.*
(g)	Disclose the attendance record of each director for all board meetings held since the beginning of the issuer's most recently completed financial year.		*(see attached Schedule B for details.)*
2.	**Board Mandate** – Disclose the text of the board's written mandate. If the board does not have a written mandate, describe how the board delineates its role and responsibilities.		*The Board has a written mandate which includes responsibility for (i) satisfying itself as to the integrity of the CEO and other executive officers and that there is a culture of integrity throughout the Corporation; (ii) approving, supervising and providing guidance to management on the Corporation's strategic planning process; (iii) identifying the principal risks of the Corporation's business and ensuring management's implementation and assessment of appropriate risk management systems; (iv) ensuring that the Corporation has highly qualified management and adequate and effective succession plans for senior management; (v) overseeing the Corporation's communications policy with its shareholders and with the public generally; (vi) assessing directly and through its Audit Committee, the integrity of the Corporation's internal control and Management Proxy systems; and (vii) providing for the independent functioning of the Board.*

3. Position Descriptions		
(a) Disclose whether or not the board has developed written position descriptions for the chair and the chair of each board committee. If the board has not developed written position descriptions for the chair and/or the chair of each board committee, briefly describe how the board delineates the role and responsibilities of each such position.		*The Board has written position descriptions for the chair and the chair of each board committee.*
(b) Disclose whether or not the board and the CEO have developed a written description for the CEO. If the board and the CEO have not developed such a position description, briefly describe how the board delineates the role and responsibilities of the CEO.		*The Board has developed a position description for the CEO and has defined the extent and limits of management's responsibility generally and specifically, those responsibilities of the CEO. Management is required to consult with the Board before undertaking any venture that is material and that is outside of the ordinary course of the Corporation's business. The CEO reports to, and reviews corporate objectives with the Board on a quarterly basis*
4. Orientation and Continuing Education		
(a) Briefly describe what measures the board takes to orient new directors regarding: (i) the role of the board, its committees and its directors; and (ii) the nature and operation of the issuer's business.		*The Corporation does not have a formal process and education program for new members of the Board due to the high level of sophistication of Board members. In addition, the President reviews with each new member (i) certain information and materials regarding the Corporation, including the role of the Board and its committees and (ii) the legal obligations of a director of the Corporation. Each new board member receives a comprehensive board manual which includes certain information and materials regarding the nature and operations of the Corporation's business, corporate governance issues, including the role of the Board and its committees, the legal obligations of being a director of the Corporation and other matters required to be addressed under an orientation and education program required for new recruits to the Board. The Corporate Governance and Nominating Committee is responsible for developing any training programs for directors, if considered necessary.*
(b) Briefly describe what measures, if any, the board takes to provide continuing education for its directors. If the board does not provide continuing education, describe how the board ensures that its directors maintain the skill and knowledge necessary to meet their obligations as directors.		*The Board encourages directors and senior management to participate in appropriate professional and personal development activities, courses and programs. The Corporation's outside legal counsel also provides directors and senior officers with summary updates of any developments relating to the duties and responsibilities of directors and officers and corporate governance matters. In addition, the Corporation will provide any further continuing education opportunities for all directors, where required, so that individual directors may maintain or enhance their skills and abilities as directors, as well as to ensure that their knowledge and understanding of the Corporation's business remains current.*
5. Ethical Business Conduct		
(a) Disclose whether or not the board has adopted a written code for the directors, officers and employees. If the board has adopted a written code:		*The Corporation is committed to conducting its business in compliance with the law and the highest ethical standards. Accordingly, the Board has adopted a written Code of Ethics for directors, officers and employees of the Corporation.*
(i) disclose how a person or company may obtain a copy of the code;		*The Code is available on the Corporation's website and has been filed on and is accessible through SEDAR at www.sedar.com.*
(ii) describe how the board monitors compliance with its code, or if the board does not monitor compliance, explain whether and how the board satisfies itself regarding compliance with its code; and		*Directors, officers or employees who have concerns or questions about violations of laws, rules or regulations, or of the Code, are required to report them to the Corporate Secretary or to the Chair of the Corporation's Audit Committee. Following receipt of any complaints, the Corporate Secretary or Chair of the Audit Committee, as the case may be, will investigate each matter so reported and report to the Audit Committee. The Audit Committee will have primary authority and responsibility for the enforcement of this Code, subject to the supervision of the Board of Directors. The Corporation encourages all directors, officers, and employees to report promptly any suspected violation of the Code to the Corporate Secretary or Chair of the Audit Committee.*
(iii) provide a cross-reference to any material change report filed since the beginning of the issuer's most recently completed financial year that pertains to any conduct of a director or executive officer that constitutes a departure from the code.		*There has been no departure from the Code during the Corporation's most recently-completed financial year.*
(b) Describe any steps the board takes to ensure directors exercise independent judgment in considering transactions and agreements in respect of which a director or executive officer has a material interest.		*All directors, officers and employees have an obligation to act in the best interest of the Corporation. Any situation that presents an actual or potential conflict between a director, officer or employee's personal interests and the interests of the Corporation are to be reported to the Chair of the Corporation's Audit Committee. The Audit Committee has also been mandated to approve, or disapprove, material contracts where the Board determines it has a conflict.*

(c)	Describe any other steps the board takes to encourage and promote a culture of ethical business conduct.		*In addition to the Code, the Audit Committee has established a Policy and Procedures for the Receipt, Retention and Treatment of Complaints Regarding Accounting or Auditing Matters to encourage employees, officers and directors to raise concerns regarding accounting, internal controls or auditing matters, on a confidential basis free from discrimination, retaliation or harassment.*
6.	**Nomination of Directors**		
(a)	Describe the process by which the board identifies new candidates for board nomination.		*The Board has established a Corporate Governance and Nominating Committee, which has the responsibility of proposing nominees for director. The Committee considers the competencies and skills that the Board as a whole should possess, the competencies and skills of existing Board members and the competencies and skills of proposed new Board members. The Committee members utilize their extensive knowledge of the industry and personal contacts to identify potential nominees that possess the desired skills and competencies.*
(b)	Disclose whether or not the board has a nominating committee composed entirely of independent directors. If the board does not have a nominating committee composed entirely of independent directors, describe what steps the board takes to encourage an objective nomination process.		*The Corporate Governance and Nominating Committee consists of three directors, all of whom are independent within the meaning of the Governance Guidelines.*
(c)	If the board has a nominating committee, describe the responsibilities, powers and operation of the nominating committee.		*The Corporate Governance and Nominating Committee is responsible for, among other things, ensuring that the Board can function independently of management. The Committee is responsible for identifying possible nominees for the Board and, with the assistance of the Board and, where necessary, develops an orientation and education program for new recruits to the Board (see "Other Board Committees" for a full description of the responsibilities and operation of the Corporate Governance and Nominating Committee).*
7.	**Compensation**		
(a)	Describe the process by which the board determines the compensation for the issuer's directors and officers.		*The Board has established a Compensation Committee (see "7(c) below for a summary of the Committee's responsibilities). When determining both compensation policies and programs and individual compensation levels for executive officers, the Compensation Committee takes into consideration a variety of factors. These factors include overall financial and operating performance of the Corporation, the Committee and the Board's overall assessment of each executive's individual performance and contribution towards meeting corporate objectives, levels of responsibility, length of service and industry comparables.* *The salary for each executive officer's position is primarily determined having regard for the incumbent's responsibilities, individual performance factors, overall corporate performance, and the assessment of such individuals as presented by management to the Board and the Compensation Committee and is benchmarked against comparable levels of remuneration paid to executives of other companies of comparable size and development within the mineral exploration sector.* *Directors are not compensated for their participation on the Board or committees of the Board. Board members are, however, entitled to participate in the Corporation's incentive stock option plan. The extent and level of participation in this Plan is determined by the Board, as a whole, after considering the recommendations of the Compensation Committee.*
(b)	Disclose whether or not the board has a compensation committee composed entirely of independent directors. Describe what steps the board takes to ensure an objective process for determining such compensation.		*The Compensation Committee is comprised of three directors, a majority of whom are independent directors within the meaning of the Governance Guidelines. Although Lukas H. Lundin, a member of the Committee, is not an independent director, he is not paid compensation as an executive of the Corporation and therefore is thought to be in a position to provide independent views on matters dealt with by the Compensation Committee.*
(c)	If the board has a compensation committee, describe the responsibilities, powers and operation of the compensation committee.		*The Compensation Committee establishes executive and senior officer compensation, determines the general compensation structure, policies and programs of the Corporation, including the extent and level of participation in incentive programs in conjunction with the Board, evaluates the performance of the CEO and delivers an annual report to shareholders on executive compensation. The Compensation Committee has also been mandated to review the adequacy and form of the compensation of directors and to ensure that such compensation realistically reflects the responsibilities and risk involved in being an effective director. The Compensation Committee is required to meet at least annually.*

(d)	If a compensation consultant or advisor has, at any time since the beginning of the issuer's most recently completed financial year, been retained to assist in determining compensation for any of the issuer's directors and officers, disclose the identity of the consultant or advisor and briefly summarize the mandate for which they have been retained. If the consultant or advisor has been retained to perform any other work for the issuer, state that fact and briefly describe the nature of the work.		*The Corporation has not retained a compensation consultant or advisor at any time since the beginning of the issuer's most recently completed financial year to assist in determining compensation for any of the issuer's directors and officers.*
8.	**Other Board Committees** – If the board has standing committees other than the audit, compensation and nominating committees, identify the committees and describe their function.		*In addition to the Audit Committee and Compensation Committee, the Board has established a Corporate Governance and Nominating Committee.* *The Corporate Governance and Nominating Committee consists of three directors, all of whom are independent within the meaning of the Governance Guidelines. The Corporate Governance and Nominating Committee is responsible for developing and monitoring the Corporation's approach to corporate governance issues. The Committee oversees the effective functioning of the Board, oversees the relationship between the Board and management, ensures that the Board can function independently of management at such times as is desirable or necessary, identifies possible nominees for the Board and, with the assistance of the Board and where necessary, develops an orientation and education program for new recruits to the Board. The Corporate Governance and Nominating Committee also annually reviews and makes recommendations to the Board with respect to: (i) the size and composition of the Board; (ii) the appropriateness of the committees of the Board; and (iii) the contribution of individual directors. In addition, the Committee delivers an annual statement on corporate governance to the Board for inclusion in either the Corporation's annual report or management proxy circular.*
9.	**Assessments** – Disclose whether or not the board, its committees and individual directors are regularly assessed with respect to their effectiveness and contribution. If assessments are regularly conducted, describe the process used for the assessments. If assessments are not regularly conducted, describe how the board satisfies itself that the board, its committees, and its individual directors are performing effectively.		*The Corporate Governance and Nominating Committee has been mandated to annually review and make recommendations to the Board with respect to: (i) the size and composition of the Board; (ii) the appropriateness of the committees of the Board; and (iii) the contribution of individual directors.*

EXHIBIT I, SCHEDULE A – OTHER DIRECTORSHIPS

Several of the current directors of the Corporation serve as directors of other reporting issuers. Currently, the following directors serve on the boards of directors of other public companies as listed below:

Director	Public Company Board Membership
Edward F. Posey	(no other directorships at present)
John H. Craig	Canadian Gold Hunter Corp. (TSX), Consolidated HCI Holdings Corp. (TSX), Denison Mines Corp. (formerly, International Uranium Corporation) (TSX/AMEX); Lundin Mining Corporation (TSX/SSX/AMEX), Tanganyika Oil Company Ltd. (TSX-V/SSX); Tenke Mining Corp. (TSX)
Ron F. Hochstein	Denison Mines Corp. (formerly, International Uranium Corporation) (TSX/AMEX), JNR Resources Inc. (TSX-V), Fortress Minerals Corp. (TSX-V), Santoy Resources Ltd. (TSX-V)
Richard P. Clark	Corriente Resources Inc. (TSX/AMX); Sanu Resources Ltd. (TSX-V); Red Back Mining Inc. (TSX)
Lukas H. Lundin	Tenke Mining Corp. (TSX), Canadian Gold Hunter Corp. (TSX), Canmex Minerals Corporation (TSX-V), Denison Mines Corp. (formerly, International Uranium Corporation) (TSX/AMEX); Red Back Mining Inc. (TSX), Lundin Petroleum AB (SSX), Lundin Mining Corporation (TSX/SSX/AMEX), Tanganyika Oil Company Ltd. (TSX-V/SSX); Vostok Nafta Investment Ltd. (SSX)
Paul K. Conibear	Tenke Mining Corp. (TSX); Canmex Minerals Corporation (TSX-V); Bannockburn Resources Ltd. (CNQ)
M.B. (Barry) Needham	(no other directorships at present)

Legend:

TSX = Toronto Stock Exchange

TSX-V = TSX Venture Exchange

SSX = Stockholm Stock Exchange

AMEX = American Stock Exchange

CNQ = Canadian National Quotation System

EXHIBIT I, SCHEDULE B – BOARD AND COMMITTEE MEETINGS AND ATTENDANCE

During fiscal year ended December 31, 2006, the Board and its committees held the following number of meetings:

			Board Committees					
	Board 6 meetings		Audit 4 meetings		Compensation 2 meetings		Corporate Governance 1 meeting	
Directors	No.	%	No.	%	No.	%	No.	%
John H. Craig	6 of 6	100	-	-	-	-	1 of 1	100
Richard P. Clark [1]	5 of 6	83	2 of 2	100	2 of 2	100	-	-
Ron F. Hochstein	6 of 6	100	4 of 4	100	-	-	1 of 1	100
Edward F. Posey	6 of 6	100	-	-	-	-	-	-
Lukas H. Lundin	4 of 6	67	-	-	2 of 2	100	-	-
Paul Conibear	5 of 6	83	3 of 4	75	1 of 2	50	0 of 1	0
M.B. (Barry) Needham [2]	2 of 3	67	2 of 2	100	-	-	-	-

(1) Mr. Clark resigned from the Audit Committee effective June 21, 006 and was replaced by Mr. Needham.
(2) Mr. Needham was appointed as Director on June 7, 2006

"EXHIBIT II"

CHARTER FOR THE AUDIT COMMITTEE OF THE BOARD OF DIRECTORS (the "Board") OF ATACAMA MINERALS CORP.

(Ratified and approved by the Board on June 21, 2006)

1.0 Purpose of the Committee

1.1 The Audit Committee represents the Board in discharging its responsibility relating to the accounting, reporting and financial practices of the Company and its subsidiaries, and has general responsibility for oversight of internal controls, accounting and auditing activities and legal compliance of the Company and its subsidiaries.

2.0 Members of the Committee

2.1 The Audit Committee shall consist of no less than three Directors. The members of the Committee shall be selected annually by the Board and shall serve at the pleasure of the Board.

2.2 At least one Member of the Audit Committee must be "financially literate" as defined under Multilateral Instrument 52-110, having sufficient accounting or related financial management expertise to read and understand a set of financial statements, including the related notes, that present a breadth and level of complexity of the accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company's financial statements.

3.0 Meeting Requirements

3.1 The Committee will, where possible, meet on a regular basis at least once every quarter, and will hold special meetings as it deems necessary or appropriate in its judgment. Meetings may be held in person or telephonically, and shall be at such times and places as the Committee determines. Without a meeting, the Committee may act by unanimous written consent of all members.

3.2 A majority of the members of the Committee shall constitute a quorum.

4.0 Duties and Responsibilities

The Audit Committee's function is one of oversight only and shall not relieve the Company's management of its responsibilities for preparing financial statements which accurately and fairly present the Company's financial results and conditions or the responsibilities of the external auditors relating to the audit or review of financial statements. Specifically, the Audit Committee will:

(a) have the authority with respect to the appointment, retention or discharge of the independent public accountants as auditors of the Company (the "auditors") who perform the annual audit in accordance with applicable securities laws, and who shall be ultimately accountable to the Board through the Audit Committee;

(b) review with the auditors the scope of the audit and the results of the annual audit examination by the auditors, including any reports of the auditors prepared in connection with the annual audit;

(c) review information, including written statements from the auditors, concerning any relationships between the auditors and the Company or any other relationships that may adversely affect the independence of the auditors and assess the independence of the auditors;

(d) review and discuss with management and the auditors the Company's audited financial statements and accompanying Management's Discussion and Analysis of Financial Conditions ("MD&A"), including a discussion with the auditors of their judgments as to the quality of the Company's accounting principles and report on them to the Board;

(e) review and discuss with management the Company's interim financial statements and interim MD&A and report on them to the Board;

(f) pre-approve all auditing services and non-audit services provided to the Company by the auditors to the extent and in the manner required by applicable law or regulation. In no circumstances shall the auditors provide any non-audit services to the Company that are prohibited by applicable law or regulation;

(g) evaluate the external auditor's performance for the preceding fiscal year, reviewing their fees and making recommendations to the Board;

(h) periodically review the adequacy of the Company's internal controls and ensure that such internal controls are effective;

(i) review changes in the accounting policies of the Company and accounting and financial reporting proposals that are provided by the auditors that may have a significant impact on the Company's financial reports, and report on them to the Board;

(j) oversee and annually review the Company's Code of Business Conduct and Ethics;

(k) approve material contracts where the Board of Directors determines that it has a conflict;

(l) establish procedures for the receipt, retention and treatment of complaints received by the Company regarding the audit or other accounting matters;

(m) where unanimously considered necessary by the Audit Committee, engage independent counsel and/or other advisors at the Company's expense to advise on material issues affecting the Company which the Audit Committee considers are not appropriate for the full Board;

(n) satisfy itself that management has put into place procedures that facilitate compliance with the provisions of applicable securities laws and regulation relating to insider trading, continuous disclosure and financial reporting;

(o) review and monitor all related party transactions which may be entered into by the Company; and

(p) periodically review the adequacy of its charter and recommendations any changes thereto to the Board.

5.0 Miscellaneous

5.1 Nothing contained in this Charter is intended to extend applicable standards of liability under statutory or regulatory requirements for the directors of the Company or members of the Committee. The purposes and responsibilities outlined in this Charter are meant to serve as guidelines rather than as inflexible rules and the Committee is encouraged to adopt such additional procedures and standards as it deems necessary from time to time to fulfill its responsibilities.

Notice of meeting, filed May 7, 2007

ATACAMA
MINERALS CORP.

NOTICE OF SPECIAL AND ANNUAL MEETING OF SHAREHOLDERS

The Special and Annual Meeting (the "Meeting") of the shareholders of **ATACAMA MINERALS CORP.** (the "Corporation") will be held at the offices of the Corporation at Suite 2101, 885 West Georgia Street, **Vancouver, British Columbia, on Wednesday, the 6th day of June, 2007 at the hour of 11:00 a.m. (Vancouver time)** for the following purposes:

1. To receive the consolidated audited financial statements of the Corporation for the year ended December 31, 2006, together with the report of the auditors thereon;
2. To appoint auditors for the Corporation for the ensuing year, at a remuneration to be fixed by the directors of the Corporation;
3. To elect directors for the ensuing year;
4. To consider and, if thought fit, to pass a special resolution to change the location of the Corporation's registered office;
5. To consider amendments to or variations of any matter identified in this Notice of Meeting; and
6. To transact such further or other business as may properly come before the meeting and any adjournments thereof.

Accompanying this Notice of Meeting are: (i) a copy of the 2006 Annual Report, inclusive of the consolidated financial statements of the Corporation for the year ended December 31, 2006; (ii) a Management Proxy Circular (the "Circular"); (iii) an Instrument of Proxy and Notes thereto; and (iv) a reply card for use by shareholders who wish to receive the Corporation's annual and interim financial statements. Reference is made to the Circular for details of the matters to be considered at the Meeting.

If you are a *registered shareholder* of the Corporation and are unable to attend the Meeting in person, please complete, sign, date and return the enclosed form of Proxy either in the addressed envelope enclosed to Proxy Department, Computershare Trust Company of Canada, 9th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1, or by fax to 1-866-249-7775. Proxies must be received not less than 48 hours (excluding Saturdays, Sundays and holidays) prior to the Meeting or any adjournment thereof.

If you are a *non-registered shareholder* of the Corporation and receive these materials through your broker or through another intermediary, please complete and return the materials in accordance with the instructions provided to you by your broker or such other intermediary. **If you are a non-registered shareholder and do not complete and return the materials in accordance with such instructions, you may lose the right to vote at the Meeting, either in person or by proxy.**

If you have any questions about the procedures required to qualify to vote at the Meeting or about obtaining, completing and depositing the required form of proxy, you should contact Computershare Trust Company of Canada by telephone (toll free) at 1-800-663-9097 or by e-mail at caregistryinfo@computershare.com.

DATED at Vancouver, British Columbia the 26th day of April, 2007.

BY ORDER OF THE BOARD

(Signed) Edward F. Posey
President and CEO

Request for printed copies of Annual and Interim Financial Statements and MD&A, filed May 7, 2007

ATACAMA MINERALS CORP.

(the "Corporation")

Request for Printed Copies of Annual and Interim Financial Statements and MD&A

In accordance with National Instrument 54-102, *Continuous Disclosure Obligations,* the registered and beneficial owners of our shares may request a copy of our annual financial statements and management discussion and analysis ("MD&A"), our interim financial statements and MD&A, or BOTH.

If you wish to receive printed copies of any of these documents, please indicate your request by completing this form and returning it to:

Computershare Trust Company of Canada
100 University Avenue, 9th Floor
Toronto, Ontario M5J 2Y1

As an alternative to receiving these financial statements and MD&A by mail, you may view them on the Company's profile on SEDAR at www.sedar.com.

REQUEST TO RECEIVE ANNUAL AND INTERIM FINANCIAL STATEMETNS AND MD&A OF ATACAMA MINERALS CORP.

☐ A. Please send me the annual financial statements and MD&A.

☐ B. Please send me the interim financial statements and MD&A.

☐ C. Please send me both A and B

I confirm that I am a registered and/or beneficial holder of shares of the Corporation.

____
SIGNATURE

____
Name of Shareholder – Please print

____
Address

____
Postal Code

____
Name and title of person signing, if different from name above

CUSIP: 04 5921 103
SCRIP CORPORATION CODE: AAMQ

Audited annual financial statements for the years ended December 31, 2006 and 2005, filed April 30, 2007

**MANAGEMENT'S RESPONSIBILITY
FOR FINANCIAL STATEMENTS**

The accompanying consolidated financial statements of Atacama Minerals Corp. and its subsidiaries, and all information in the annual report are the responsibility of management and have been approved by the Board of Directors. The financial statements include some amounts that are based on management's best estimates, which have been made using careful judgment.

The financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles. Financial and operating data elsewhere in the annual report are consistent with the information contained in the financial statements.

In fulfilling their responsibilities, management of the Company and its subsidiaries has developed and continue to maintain systems of internal accounting controls that are considered appropriate in the circumstances. Although no cost effective system of internal controls will prevent or detect all errors and irregularities, these systems are designed to provide reasonable assurance that assets are safeguarded from loss or unauthorized use, transactions are properly authorized and recorded and the financial records are reliable for preparing the financial statements.

The Board of Directors carries out its responsibility for the financial statements in this annual report principally through its audit committee, comprising management and independent directors. The audit committee reviews the Company's annual consolidated financial statements and recommends their approval to the Board of Directors. The Company's auditors have full access to the audit committee, with and without management being present.

These financial statements have been audited by PricewaterhouseCoopers LLP, Chartered Accountants, and their report follows.

/s/ Edward F. Posey
President

/s/ Wanda Lee
Chief Financial Officer

April 26, 2007

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
Chartered Accountants
PricewaterhouseCoopers Place
250 Howe Street, Suite 700
Vancouver, British Columbia
Canada V6C 3S7
Telephone +1 604 806 7000
Facsimile +1 604 806 7806

AUDITORS' REPORT

To the Shareholders of
Atacama Minerals Corp.

We have audited the consolidated balance sheets of **Atacama Minerals Corp.** (the "Company") as at December 31, 2006 and 2005 and the consolidated statements of operations and deficit and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at December 31, 2006 and 2005 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

PricewaterhouseCoopers LLP

Chartered Accountants
Vancouver, BC, Canada
April 26, 2007

ATACAMA MINERALS CORP.
CONSOLIDATED BALANCE SHEETS
(in US Dollars)

	December 31, 2006	December 31, 2005
ASSETS		
Current assets		
Cash and cash equivalents	$ 21,339,774	$ 8,456,700
Accounts receivable	4,825,204	4,961,693
Inventories (Note 3)	4,164,240	3,813,125
Other assets	27,476	734
	30,356,694	17,232,252
Plant and equipment, net (Note 4)	21,022,854	10,639,585
Mineral property and related expenditures (Note 5)	36,330,687	36,797,477
	$ 87,710,235	$ 64,669,314
LIABILITIES		
Current liabilities		
Accounts payable and accrued liabilities	$ 3,213,561	$ 2,980,907
Due to related parties (Note 9)	90,245	48,675
Loans payable (Note 6)	299,482	1,383,086
Note payable - current portion (Note 7)	280,395	267,043
Interest payable	112,236	123,430
Due to ACF Minera SA (Note 5(a))	-	4,620,000
	3,995,919	9,423,141
Long-term liabilities		
Note payable (Note 7)	2,397,132	2,677,527
Future income taxes (Note 5(a),10)	3,273,443	1,933,119
	5,670,575	4,610,646
	9,666,494	14,033,787
SHAREHOLDERS' EQUITY		
Share capital (Note 8)	84,524,356	59,480,799
Contributed surplus - stock options	1,240,736	1,037,222
Deficit	(7,721,351)	(9,882,494)
	78,043,741	50,635,527
	$ 87,710,235	$ 64,669,314

Approved by the Board of Directors

/s/ Edward F. Posey
Director

/s/ Ronald F. Hochstein
Director

ATACAMA MINERALS CORP.
CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
(in US Dollars)

	Year ended December 31, 2006	Year ended December 31, 2005
Sales revenue	$ 18,820,553	$ 12,648,785
Costs of goods sold		
Production costs	9,994,280	9,626,520
Depletion, depreciation and amortization	2,507,571	1,616,220
	12,501,851	11,242,740
Income from mining operations	6,318,702	1,406,045
Expenses		
Sales and administrative costs	1,261,696	814,748
Consulting	169,396	235,446
Management fees	195,769	206,625
Office and general	11,518	11,155
Professional fees	118,725	127,420
Project investigation	186,208	45,034
Promotion and public relations	33,083	23,070
Stock based compensation (Note 8(c))	504,939	743,514
Stock exchange and filing fees	16,670	35,598
Transfer agent and shareholder information	21,766	19,895
Travel	110,799	75,872
	2,630,569	2,338,377
Other (income) expenses		
Foreign currency translation loss (gain)	382,853	(460,143)
Interest income	(463,575)	(172,368)
Interest expense	267,388	325,423
Other expense	-	25,423
	186,666	(281,665)
Income (loss) for the year before income taxes	3,501,467	(650,667)
Future income tax (expense) recovery (Note 10)	(1,340,324)	3,175,140
Income for the year	2,161,143	2,524,473
Deficit, beginning of the year	9,882,494	12,406,967
Deficit, end of the year	$ 7,721,351	$ 9,882,494
Basic income per common share	$ 0.02	$ 0.03
Diluted income per common share	$ 0.02	$ 0.03
Basic weighted average number of shares outstanding	99,597,917	78,566,475
Diluted weighted average number of shares outstanding	102,663,708	81,459,808

ATACAMA MINERALS CORP.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in US Dollars)

	Year ended December 31, 2006	Year ended December 31, 2005
Cash flows from (for) operating activities		
Income for the year	$ 2,161,143	$ 2,524,473
Add non-cash items		
Foreign currency translation loss (gain)	382,853	(460,143)
Depletion, depreciation and amortization	2,507,571	1,616,220
Future income taxes	1,340,324	(3,175,140)
Stock based compensation expense	504,939	743,514
	6,896,830	1,248,924
Changes in non-cash working capital items		
Accounts receivable and other current assets	109,747	(2,747,279)
Inventories	(351,115)	(1,857,449)
Accounts payable and other accrued liabilities	(597,601)	1,747,742
Interest payable	(131,194)	109,339
	5,926,667	(1,498,723)
Cash flows from (for) financing activities		
Common shares issued, net	24,711,895	27,234,985
Loans payable	(1,083,604)	295,789
Note payable	(267,043)	(254,327)
Loan receivable	-	70,759
Deferred income	-	(404,865)
	23,361,248	26,942,341
Cash flows from (for) investing activities		
Acquisition of ACF interest	(4,500,000)	(13,557,109)
Purchase of plant and equipment	(10,411,076)	(4,600,398)
Mineral property and related expenditures	(1,110,912)	0
Due from ACF Minera SA	-	146,538
	(16,021,988)	(18,010,969)
Effect of exchange rates on cash and cash equivalents	(382,853)	460,143
Increase in cash and cash equivalents	12,883,074	7,892,792
Cash and cash equivalents, beginning of year	8,456,700	563,908
Cash and cash equivalents, end of year	$ 21,339,774	$ 8,456,700
Other supplementary information		
Interest paid	$ 203,799	$ 198,410
Due to ACF Minera SA	$ -	$ 4,620,000

ATACAMA MINERALS CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005
(All figures in United State Dollars unless otherwise stated)

1. NATURE OF OPERATIONS

Atacama Minerals Corp. ("the Company") through its subsidiary Inversiones Aguas Blancas Limitada, holds a 100% interest since May 3, 2005 in the Aguas Blancas mine ("Aguas Blancas") located in the Atacama desert of northern Chile. All of the assets related to Aguas Blancas are owned by Atacama Minerals Chile S.C.M. ("AAM Chile"). Since the acquisition of ACF Minera SA's ("ACF") 50% interest in Aguas Blancas on May 3, 2005, the Company has consolidated 100% of the assets, liabilities and operations of AAM Chile in its financial statements. Prior to May 3, 2005, the Company held a 50% interest and had proportionately consolidated 50% of the assets, liabilities and operations.

The Aguas Blancas mine commenced production of iodine in 2001 and to May 3, 2005 was operated by ACF. The Company is in the process of expanding iodine production and carrying out nitrate studies. During the fourth quarter of 2006, management studied the preliminary results of the feasibility study for production of sodium sulphate and made the decision to focus on the feasibility of production of nitrate fertilizers. The sodium sulphate project has been suspended pending improvements in market conditions and construction costs.

The underlying value of the mineral property and related deferred costs is dependent on the ability of the Company to continue obtaining finance to complete development and achieving future profitable production at the Aguas Blancas project. These financial statements do not include any adjustments that would be necessary if the Company is unable to continue as a going concern. The amounts shown for mineral property and related deferred costs represent costs incurred to date and do not necessarily reflect future or recoverable values.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

These consolidated financial statements are expressed in United States dollars (unless otherwise indicated) and have been prepared in accordance with generally accepted accounting principles in Canada. The following is a summary of the significant accounting policies followed by the Company.

(a) Use of Estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant areas requiring the use of management estimates include the determination of reclamation obligations, the recoverability of mineral properties, and the assumptions used in the determination of the fair value of stock based compensation. Actual results could differ from those estimates.

(b) Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its directly or indirectly owned subsidiaries. The effects of intercompany transactions and balances have been eliminated on consolidation.

(c) Foreign Currency Translation

The Company follows the temporal method of accounting for the translation of foreign currency denominated amounts into US dollars. Under this method, monetary assets and liabilities are translated into US dollars at exchange rates prevailing at the balance sheet date; revenues and expenses and non-monetary assets and liabilities are translated at approximate exchange rates prevailing on the dates of the respective transactions.

Foreign exchange gains or losses on translation are included in the consolidated statement of operations in the period to which they relate.

(d) Income Taxes

The Company accounts for income taxes using the asset and liability method. Under this method, future income tax assets and liabilities are determined based on differences between the financial statement carrying values of existing assets and liabilities and their respective income tax bases (temporary differences), and losses carried forward. Future income tax assets and liabilities are measured using the tax rates expected to be in effect when the temporary differences are likely to reverse. The effect on future income tax assets and liabilities of a change in tax rates is included in operations in the period in which the change is substantively enacted. The amount of future income tax assets recognized is limited to the amount of the benefit that is more likely than not to be realized.

(e) Financial Instruments

The carrying amounts reported in the consolidated balance sheets for cash and cash equivalents, accounts payable and accrued liabilities, an amount due to/from related parties approximate fair value because of the immediate or short-term maturity of these financial instruments. The fair value of the note payable cannot be determined by management as this kind of financial instrument is not readily available to the Company.

(f) Concentration of Credit Risk

Financial instruments that potentially subject the Company to a significant concentration of credit risk consist primarily of cash and cash equivalents and accounts receivable. The Company limits its exposure to credit loss by placing its cash and cash-equivalents with major financial institutions and by only extending credit to customers that are considered credit worthy.

(g) Cash and Cash Equivalents

Cash and cash equivalents consist of cash on deposit and highly liquid short-term call deposits with a term of inception of less than 90 days.

(h) Inventories

Iodine prills and in-process inventories are valued at the lower of cost and net realizable value. Cost includes an allocation of depreciation and overheads. Consumable supplies and spare parts are valued at their weighted average cost.

(i) Plant and Equipment

Plant and equipment are recorded at cost. Repairs and maintenance expenditures are charged to operations; major improvements and replacements which extend the useful life of an asset are capitalized. Plant and equipment are amortized over the life of the mine by the unit-of-production method based on proven and probable reserves and mineralization expected to be classified as reserves. Mining equipment is depreciated on a straight-line basis, net of residual value, over the estimated useful life of the asset. Prior to commercial production, pre-production expenditures and start-up costs, net of revenue, are capitalized to mineral properties.

(j) Mineral Properties

Costs related to the acquisition of mineral properties, including related exploration and pre-production costs, are capitalized until either economically recoverable reserves are established and commercial production commences or the property is sold or abandoned. Upon commencement of commercial production, mineral properties and related deferred costs are amortized on a unit-of-production basis over the estimated useful life of the ore body. Costs relating to abandoned projects are written-off at the time of abandonment.

The recoverability of expenditures capitalized is dependent on the final determination of economically recoverable ore reserves, preservation of the Company's interest in the underlying mineral claims, the ability to obtain the necessary financing to complete their development and future profitable production and proceeds from the disposition thereof.

Management periodically assesses the carrying value of amounts recorded for individual mineral properties. If estimated future non-discounted cash flows, using current prices and management's estimates of the likelihood of achieving planned operations, are not sufficient to recover the carrying value for the properties, the deferred costs are written down, if necessary, to the estimated fair value determined using discounted cash flows.

(k) Asset retirement obligations

The fair value of liabilities for asset retirement obligations is recognized in the period in which they are incurred. A corresponding increase to the carrying amount of the related assets is generally recorded and depreciated over the life of the asset. The amount of the liability is subject to re-measurement at each reporting period.

(l) Earnings Per Share

Earnings per common share are presented for basic and diluted earnings. Basic earnings per share are computed by dividing net earnings by the weighted average number of outstanding common shares for the year. The Company follows the treasury stock method in the calculation of diluted earnings per share.

(m) Revenue Recognition

Revenue is recorded in the period that title passes to the customer along with the risks and rewards of ownership, amounts to be received are known and collectibility is reasonably assured.

(n) Stock-Based Compensation

Stock options awarded to employees and non-employees are measured and recognized in the statement of operations and deficit or added to mineral properties and property, plant, and equipment at the fair value of the award. The fair value of all forms of stock based compensation is charged to the consolidated statement of operations and deficit or capitalized to property, plant and equipment and mineral properties over the vesting period of the options granted.

(o) Comparative figures

Certain of the comparative figures have been reclassified to conform to the classifications used in the current year.

3. INVENTORIES

	December 31, 2006	December 31, 2005
Iodine prills (product ready for sale)	$ 870,901	$ 449,779
Iodine on heap leach and in process	2,752,186	-
Parts and supplies	541,153	3,363,346
	$ 4,164,240	$ 3,813,125

4. PLANT AND EQUIPMENT

	Cost	Accumulated Depreciation	December 31, 2006 Net
Mobile equipment	$ 280,942	$ 190,847	$ 90,095
Machinery	1,173,084	296,158	876,926
Mine and plant facilities	13,364,662	2,848,383	10,516,279
Furniture and office equipment	406,027	204,967	201,060
Water wells and evaporation ponds	10,027,988	689,494	9,338,494
	$ 25,252,703	$ 4,229,849	$ 21,022,854

	Cost	Accumulated Depreciation	December 31, 2005 Net
Mobile equipment	$ 253,853	$ 165,201	$ 88,652
Machinery	539,613	231,193	308,420
Mine and plant facilities	10,110,396	2,260,161	7,850,235
Furniture and office equipment	316,153	168,693	147,460
Water wells and evaporation ponds	2,719,550	474,732	2,244,818
	$ 13,939,565	$ 3,299,980	$ 10,639,585

5. MINERAL PROPERTY

The Company's mineral property interest at December 31, 2006 and 2005 is comprised solely of the Aguas Blancas project.

Balance, December 31, 2004	$ 18,317,836
Add: acquisition of ACF's 50% interest	19,289,341
ore reserves studies	153,727
	37,760,904
Less: depletion, depreciation and amortization	(963,427)
Balance, December 31, 2005	36,797,477
Add: sulphates, nitrates, and agitated leach plant studies	1,110,912
Less: depletion, depreciation and amortization	(1,577,702)
Balance, December 31, 2006	$ 36,330,687

(a) Purchase of ACF's Interest

The Company completed the Promise of Sale and Purchase Agreement (the "Agreement") with ACF on May 3, 2005 and acquired all of ACF's interest in AAM Chile. Accordingly, the Company has consolidated 100% of the assets, liabilities and operations of AAM Chile in its financial statements for the period ended December 31, 2005. Until the date of closing (May 3, 2005), the Company had proportionately consolidated 50% of the assets, liabilities and operations.

The Company paid $11.2 million to ACF on closing of the Agreement, caused AAM Chile to repay $4.3 million owing to ACF, released ACF from its obligation to fund the remaining payments of $2.3 million due to the original owner of the Aguas Blancas property and agreed to make a further payment of $4.5 million to ACF within 12 months after closing. During the second quarter of 2006, the Company completed the purchase of ACF's interest in Aquas Blancas by making the final balance of $4.5 million including interest of $120,000.

The acquisition has been accounted for using the purchase method. The purchase price and the fair values of the net assets acquired are as follows:

Purchase price:	
Cash paid	$ 11,200,000
Repayment of ACF debt by AAM Chile – joint venture partner's share	2,142,621
Payable to ACF within 12 months of closing	4,500,000
Acquisition expenses	751,811
Release of ACF obligation	2,321,360
Portion of loan receivable attributable to ACF	363,383
ACF's portion of deferred income	(379,635)
	$ 20,899,540
Net assets acquired:	
Working capital	$ 3,020,575
Mining properties	19,289,341
Property, plant and equipment	3,276,088
Future income taxes	(4,686,464)
	$ 20,899,540

As required by Canadian generally accepted accounting principles, the Company recorded future income tax liabilities of $497,579 in respect of inventories and $4,188,885 in respect of mineral properties as an adjustment to the purchase price allocation to reflect the fact that the Company has no tax deductible basis in the fair value increment above the book value of these acquired assets.

6. LOANS PAYABLE

(a) As at December 31, 2006, AAM Chile has bank loans totaling nil (2005 - $1,348,223). Accrued interest to the Company at December 31, 2006 was nil (2005-$7,002).

(b) As at December 31, 2006, AAM Chile has a leasing arrangement with a Chilean financing company for machinery. The principal amount of the lease is $342,866 (2005 - $79,500) repayable over 2-3 years with a buyout option and an interest rate of approximately 8%. As at December 31, 2006, the outstanding amount of the lease to the Company was $299,482 (2005 - $27,861).

7. NOTE PAYABLE

	December 31, 2006	December 31, 2005
Note payable	$2,677,527	$2,944,570
Current portion	(280,395)	(267,043)
	$2,397,132	$2,677,527

On June 18, 1999, the Company concluded a Purchase and Sale Agreement with the original owners of the Aguas Blancas property, whereby the Company purchased 100% of the original owners' existing and future rights, title and interest pertaining to the Aguas Blancas Project (the "Purchase Agreement"). In consideration for the transfer by the original owners to the Company, the Company agreed to pay the original owners $4.8 million (the "purchase price"), of which $500,000 was paid on signing of the Purchase Agreement with the balance of $4.3 million payable in annual installments over a fifteen year period, and bearing simple interest at the rate of 5% per annum. The Company has the right to pay out the balance of the purchase price, with accumulated interest to the date of such payout, at any time without penalty.

Mr. Adolf Lundin guaranteed the arrangement with the original owners. In consideration for this guarantee, the Company issued to Mr. Adolf Lundin 677,724 shares of the Company at a deemed value of CDN$0.54 per share and agreed to grant to Mr. Adolf Lundin a first fixed charge on the mineral properties comprising the Aguas Blancas Project.

As a condition precedent of the original Acquisition Agreement with ACF, Mr. Adolf Lundin agreed to waive his security interest over the Aguas Blancas Project. The Company has agreed to issue 200,000 common shares of the Company (subject to regulatory approval) to the estate of Mr. Adolf Lundin in respect of consideration for this waiver.

8. SHARE CAPITAL

(a) The authorized share capital consists of an unlimited number of common shares with no par value.

(b) Common shares were issued as follows:

	Shares	Amount
Balance, December 31, 2004	55,082,725	$ 32,107,130
Shares issued:		
Private placement, net (i)	35,000,000	27,187,930
Acquisition of ACF's interest (ii)	150,000	119,550
Stock options exercised	100,000	47,055
Transfer of contributed surplus on exercise of stock options	-	19,134
Balance, December 31, 2005	90,332,725	$ 59,480,799
Stock options exercised	1,535,000	845,750
Private placement (iii)	22,000,000	23,866,145
Transfer of contributed surplus on exercise of stock options	-	331,662
Balance, December 31, 2006	113,867,725	$ 84,524,356

(i) To fund the acquisition of ACF's interest and for general working capital, the Company completed on April 28, 2005 a private placement of 35 million shares at a price of CDN$1.00 per share for gross proceeds of CDN$35 million.

(ii) In connection with the acquisition of ACF's interest in AAM Chile (Note 5(a)), the Company on closing of the transaction issued 150,000 common shares of the Company to a consultant.

(iii) During the quarter ended September 30, 2006, the Company completed a non-brokered private placement of 22 million common shares at a price of CDN$1.25 per share for gross proceeds of CDN$27.5 million. A 4% finder's fee was payable on a portion of the private placement, amounting to approximately CDN$520,000.

(c) The Company has a stock option plan (the "Plan") in which 7.5 million common shares have been made available for the Company to grant incentive stock options to certain directors, officers, employees and consultants of the Company. The number of common shares reserved under the Plan was based on 10% of the issued and outstanding share capital of the Company. The term of any option granted under the Plan will be fixed by the Board of Directors and may not exceed 10 years from the date of grant. No optionee shall be entitled to a grant of more than 5% of the Company's outstanding shares. Consultants and any employees conducting investors relations activities shall not be entitled to a grant of more than 2% of the Company outstanding shares. In general, stock options granted under the Plan have a term of two years, except for certain grants which are subject to vesting provisions over a period of approximately one year.

The continuity of incentive stock options issued and outstanding during 2006 and 2005 is as follows:

Options	2006 Number of shares	2006 Weighted-average exercise price	2005 Number of shares	2005 Weighted-average exercise price
Outstanding at beginning of year	3,935,000	CDN$0.85	1,535,000	CDN$0.58
Granted	1,775,000	CDN$1.19	2,500,000	CDN$1.00
Exercised	(1,535,000)	CDN$0.63	(100,000)	CDN$0.58
Cancelled	(20,000)	CDN$1.30	-	-
Outstanding at end of year	4,155,000	CDN$1.07	3,935,000	CDN$0.85
Exercisable at end of year	3,567,500	CDN$1.07	3,935,000	CDN$0.85

Option prices, when granted, reflect current trading values of the Company's shares. The options outstanding at December 31, 2006 have exercise prices ranging from CDN$1.00 to CDN$1.30 and expire between April 28, 2008 to October 9, 2009 and have a weighted-average remaining contractual life of approximately 2 years.

The fair value of options granted has been estimated using an option-pricing model with the following weighted average assumptions:

	2006	2005
(i) Average risk-free interest rate:	4.14%	3.29%
(ii) Expected life:	3 years	3 years
(iii) Expected volatility:	41%	50%
(iv) Expected dividends:	nil	nil

During the year ended December 31, 2006, stock based compensation expenses of $504,939 (2005-$743,514) has been recognized in the Consolidated Statement of Operations and Deficit. In addition, stock based compensation expenses of $30,237 (2005-nil) have been capitalized to plant and equipment related to an optionee involved with the Company's capital expansion plans.

The fair values of stock options with vesting provisions are amortized on a straight-line basis as stock-based compensation expenses over the applicable period. At December 31, 2006, the Company had an additional $74,067 (2005-nil) in stock-based compensation expense to be recognized periodically to June 30, 2007.

(d) There are no share purchase warrants outstanding.

9. RELATED PARTY TRANSACTIONS

During the year ended December 31, 2006, the Company incurred:

(a) $195,769 (2005 - $175,165) for administrative management services provided by a company owned by a director and shareholder of the Company. The administrative services agreement relating to such services expires June 30, 2008. At December 31, 2006 $2,948 (2005 - $4,093) was due to this company.

(b) legal fees of $37,369 (2005-$66,135) from a law firm of which a partner is a director of the Corporation. At December 31, 2006, $7,794 (2005-$576) was due to this law firm and is included in amounts due to related parties.

(c) $51,122 (2005 - $nil) for technical services in respect of the Aquas Blancas Project to a company related by directors in common. At December 31, 2006 $70,345 (2005 - $nil) was due to this company in respect technical services and expenses incurred.

These transactions, occurring in the normal course of operations, are measured at the exchange amount, which is the amount of consideration established and agreed to by related parties.

10. INCOME TAXES

The reconciliation of income tax computed at the statutory rates, to the tax provision is as follows:

	2006	2005
Combined Canadian Federal and Provincial statutory Income tax rate	31.00 %	34.12%
Expected income tax expense (recovery)	$ 669,954	$ (222,008)
Difference between Canadian and Foreign tax rates	260,526	(9,085)
Non deductible difference	166,955	385,332
Chilean tax losses not previously recognized	-	(3,457,838)
Losses for which no tax benefit has been recognized	(242,889)	128,459
Income tax provision (recovery)	$ 1,340,324	$ (3,175,140)
Future income tax assets		
Canadian tax loss carry forwards	$ 1,429,434	$ 1,640,945
Chilean tax losses carry forwards and other items	1,573,514	3,592,892
Mining properties and related expenditures	516,379	506,240
Capital assets and other	1,668,642	936,582
	5,187,969	6,676,659
Valuation allowance	(3,614,455)	(3,083,767)
	1,573,514	3,592,892
Resource assets (liability) – Chile	(4,846,957)	(5,526,011)
Net future income tax liability	$ (3,273,443)	$ (1,933,119)

At December 31, 2006, the Company had remaining Canadian tax losses of $4,611,026 which will expire at various dates between 2007 and 2016 and Chilean tax losses of $4,495,755 which have no expiry date.

11. CONTINGENCY

From 1997 to 2003 AAM Chile recovered approximately $2,501,140 in Value Added Taxes ("VAT") incurred on purchases of goods and services, based on the premise of future exports. To recover this VAT in advance, AAM Chile renegotiated the terms of its original agreement on November 26, 2001, by committing to export the equivalent of $21,520,000 by June 30, 2004. AAM Chile signed interest-bearing promissory notes amounting to $3,204,555, which includes interest and fines, to the Chilean government, and which matured on June 30, 2004. AAM Chile has requested the release of the promissory notes.

12. SEGMENTED INFORMATION

The Company operates in one industry, the production or exploration for iodine, sodium sulphate and potassium nitrates. Significantly all of the Company's fixed assets, mineral property and related deferred exploration assets are located in Chile.

ATACAMA MINERALS CORP.
CORPORATE DIRECTORY
December 31, 2006

OFFICERS
Lukas H. Lundin,
Chairman
Edward F. Posey,
President
and Chief Executive Officer
Brian Kennedy
V.P. Operations
Wanda Lee
Chief Financial Officer
Sandy Kansky,
Corporate Secretary
Gustavo Varela
Atacama Minerals Chile S.C.M.
Chief Financial Officer

DIRECTORS
Richard P. Clark
Chair, Compensation Committee
Paul K. Conibear
Corporate Governance and
Nominating Committee
Compensation Committee
Audit Committee
John Craig
Chair, Corporate Governance and
Nominating Committee
Ronald Hochstein
Corporate Governance and
Nominating Committee
Chair, Audit Committee
Lukas H. Lundin
Compensation Committee
Barry Needham
Audit Committee
Edward F. Posey

AUDITORS
PricewaterhouseCoopers LLP
Vancouver, British Columbia, Canada

BANKERS
Canadian Imperial Bank of Commerce
Vancouver, British Columbia, Canada

SOLICITORS
Cassels Brock & Blackwell
Toronto, Ontario
Canada

Grasty Quintana Majlis & Cia
Santiago, Chile

COMPANY HEAD OFFICE
Suite 2101 - 885 West Georgia Street
Vancouver, British Columbia
Canada V6C 3E8
Telephone: (604) 689-7842
Fax: (604) 689-4250

CHILEAN OFFICES
Felix de Amesti 124
No. 41, Las Condes
Santiago, Chile

Pedro Lagos 1090, Office 302,
Edificio Costanera
Iquique, Chile

REGISTERED OFFICE
Suite 2101 - 885 West Georgia Street
Vancouver, British Columbia
Canada V6C 3E8

RECORDS OFFICE
Toronto, Ontario, Canada

SHARE CAPITAL
Authorized: Unlimited number of common shares
Issued and Outstanding at April 26, 2007:
113,867,725 shares

REGISTRAR AND TRANSFER AGENT
Computershare Trust Company of Canada
Vancouver, British Columbia
Toronto, Ontario
Canada

SHARE LISTING
TSX Venture Exchange
Atacama Minerals Corp. (AAM)

Annual report to Shareholders for the year ended December 31, 2006,
filed April 30, 2007

Atacama Minerals Corp.

Annual Report to Shareholders
For the Year Ended December 31, 2006
(Amounts in United States Dollars unless otherwise indicated)

To our shareholders:

The year 2006 was one of continued positive growth for the Company with continuation of a fast track expansion and improvement program implemented subsequent to the acquisition of 100% of the Aguas Blancas Mine in May 2005. Record performance was obtained with increased mine production and improved iodine grades which resulted in record iodine production of 891 tonnes, a 38% increase over the year 2005. This performance coupled with a strong iodine sales market resulted in gross sales of $18.8 million compared to $12.7 million the previous year – an increase of almost 50%. The increase in sales revenue was also partially due to the acquisition of ACF's 50% interest in Aguas Blancas in 2005. The costs of operations during 2006 were negatively impacted by increased costs for fuel, sulfur and other operating expenses; however, an EBITDA of $6.3 million was generated compared with $1.3 million in 2005.

Financial Highlights

	Year ended December 31, 2006	Year ended December 31, 2005
Total Revenue (x000)	$18,821	$ 12,649
Cost of Goods Sold (x000)	$ 9,994	$ 9,627
General and administrative expenses (x000)	$ 2,631	$ 2,338
Earnings before interest, income taxes and depletion, depreciation and and amortization ("EBITDA")(x000)	$ 6,276	$ 1,290
Net Income (x000)	$ 2,161	$ 2,524
Basic and Diluted Income per share	$ 0.02	$ 0.03

At year end the Aguas Blancas Mine had reached a production level of 80 tonnes of iodine per month with expectations for coming months in 2007 increasing to an average of 100 tonnes per month. Mine production increased to an average rate of 300,000 tonnes per month by adding an additional mining front in the northwestern portion of the deposit known as the "Repasos" area. From this area 100,000 tonnes is being mined and sent to the leach pads each month. 200,000 tonnes per month is being mined from the central portion of the deposit, or "Virgin" area, where use of a continuous mining machine has allowed for better dilution control and higher average grades of iodine delivered to the leach pads. The continuous mining machine also eliminates the need for drilling and blasting and produces material of less than six inches making this method safer, more efficient and eliminating the need for primary crushing. The following table illustrates 2006 mine performance and production compared to 2005:

	December 31, 2006	December 31, 2005
Tonnes Mined (Mt)	3,212,586	2,291,904
Iodine Grade (ppm)	731	554
Iodine Produced (Mt)	891	646
Iodine Sold (Mt)	858	752

As the result of a $12 million dollar improvement program initiated in the year 2005, the Company completed construction in 2006 of a third iodine processing "blow-out" tower allowing for eventual total iodine production of 1,500 tonnes per year iodine. In addition, a new on-site analytical laboratory was completed along with new evaporation ponds for the eventual recovery and processing of salts of nitrate and sulfate.

An agitated leach pilot plant commissioned in April 2006 resulted in a successful testing program demonstrating that mechanical agitated leaching is more efficient than the current heap leaching methods being used. Based on these results, the Company initiated the design and construction of a full scale mechanical agitated leach plant to replace heap leaching. The new full-scale plant is expected to be in operation in the fourth quarter of 2007 at an estimated total cost of $25.5 million.

The agitated leach pilot plant demonstrated greater efficiency in water use with much higher recoveries of iodine and nitrate/sulfate salts from the "caliche" ore. In addition, the total time reqired for the leaching process to recover these elements is reduced from a period of several months to a matter of hours.

During the year, the Company commissioned an updated resource estimate in accordance with NI 43-101 using independent consultants A. Wheeler and B. Dowdell. The result of this new estimate was a 20% increase in Reserves with no change in the overall Resource base, even though 2.1 million tonnes had been mined and processed in the intervening period. The on-going drill program at Aguas Blancas has resulted in a new Proven and Probable reserve estimate which has been increased to a total of 24.6 million tonnes with an average grade of 522 ppm iodine, 3.1 percent nitrate and 18.6% sulfate - an increase of approximately 4 million tonnes, or twenty percent, from the previous estimate made in June, 2005. With the success of the on-going drill program in finding new ore, there has been essentially no net change to the overall resource base as shown in the following table. The full report is available on the SEDAR web site at www.sedar.com.

The new Reserve and Resource estimates are as follows:

Category	Tonnes (millions)	Iodine (I_2 in ppm)	Sulphate (SO_4 in %)	Nitrate (NO_3 in %)
Reserves				
Proven	3.566	589	27.8	1.98
Probable	21.078	511	17.1	3.29
Total	24.644	522	18.6	3.10
Resources				
Measured	3.898	613	28.2	1.92
Indicated	23.635	532	17.4	3.40
Total	27.533	543	18.9	3.19
Inferred	51.636	451	9.0	1.94

The Measured and Indicated resources are inclusive of the reported Proven and Probable reserves, which represent those parts considered as being economically viable, according to CIM Definitions and Guidelines as required by National Instrument 43-101.

The technical report recommended continued additional in-fill drilling to convert known resources into the reserve category as well as outside exploration drilling for expansion of the overall resource base.

The iodine market remains robust with year-end sales averaging in excess of $22,000 per tonne. Iodine production was increased at Aguas Blancas by 38% in 2006 over 2005 with the Company holding 3.3% of the world market of 26,900 tonnes. Growth in demand for iodine during 2006 was stimulated by the increased use of iodine in the production of polarizing film for LCD screens (8%) used in computers and televisions. Also, significant growth has occurred in the use of iodine as an X-ray contrast media (20%). Other uses of iodine have remained strong with idophors and biocides (18%), human and animal nutrition (12%), pharmaceuticals (13%), nylon (7%), fluorine derivatives (6%) and other miscellaneous uses (16%). The demand for iodine is currently experiencing a growth rate of approximately 3.5% per year, or 1,000 tonnes per year.

The iodine produced at Aguas Blancas is of very high quality and widely accepted in world markets. The many uses of iodine coupled with the growing market and the firmly established position of the Company in this market bodes well for the future growth of the Company.

Preliminary feasibility studies were initiated in 2006 for the production of sodium sulfate (laundry detergent) and nitrate fertilizers to be recovered from the brine solutions emitted from the iodine plant. In this regard, new evaporation ponds, for the eventual precipitation and recovery of the contained salts, were completed in the first half of the year covering an area of 1.24 million square meters. During the fourth quarter of 2006, management studied the preliminary results of this work and made the decision to focus on the feasibility of producing nitrate fertilizers. The feasibility of sodium sulfate production was suspended pending improvements in market conditions and construction costs.

World-wide use of inorganic nitrate fertilizers have experienced a 5% growth in the last five years with current demand of approximately 1.3 million tonnes per year. Potassium nitrate, sodium nitrate and mixed sodium-potassium nitrate fertilizers from Chile are considered natural in origin and find world-wide application as specialty fertilizers in crops such as tobacco, fruits and vegetables. The Company anticipates making a decision in 2007 based on the results of the feasibility study currently underway.

In the second half of the year, Company management was strengthened by the addition of a new Vice President of Operations for Atacama Minerals Corp., a new Chief Financial Officer for Atacama Minerals Chile and several other changes and additions.

Mr. Brian Kennedy, formerly of AMEC Consulting in Phoenix, Arizona, accepted the position of Vice President of Operations on October 13, 2006. Mr. Gustavo Varela accepted the position of Chief Financial Officer based at the Company's offices in Santiago, Chile. Mr. Juan Jones, formerly Iodine Plant Manager at the Aguas Blancas Mine, was promoted to Assistant to the Vice President of Operations, to be re-located in the Santiago offices.

In addition, the Company made the decision to centralize offices in the city of Santiago, Chile, with the addition of a marketing representative, Mr. Jaime Letelier, and the eventual closing of the office located in Iquique, Chile, in the first half of 2007.

During 2006, the Company initiated a cost-cutting program for which significant positive results are expected in 2007. Among other things, insurances, contracts, work environment and utilization of staff and personnel are under review.

During 2006, the Company completed a private placement of 22 million shares at a price of CDN$1.25 per share for gross proceeds of CDN$27.5 million. The funds from the private placement were primarily used for the capital cost of the Agitated Leach Plant, ongoing development of the Aguas Blancas Mine operations, and for working capital.

Aguas Blancas is truly a world class industrial minerals asset. Situated in the heart of the Atacama Desert of Chile, it is a large deposit of shallow, flat-lying "caliche" ore, located 100 kilometers southeast of the city of Antofagasta containing an extensive resource of iodine, sodium sulfate and nitrates. The mine has been producing iodine in prill form since 2001. The Company will continue to pursue aggressive development and expansion of this outstanding deposit with a view to maximize shareholder value. Meantime, the Company is also exploring various opportunities for expanded growth, including a systematic program of examining other opportunities in exploration, joint-ventures and acquisitions.

Management would like to thank our shareholders for their support. The year 2006 was a very successful year with many important milestones achieved. Another new chapter in the Company's history has unfolded and we look forward to a successful year of growth ahead in 2007.

On behalf of the Board,

/s/ Edward F. Posey

Edward F. Posey
President and CEO
April 26, 2007

Form 52-109F1 – Certification of Annual Filings – CEO,
filed April 30, 2007

ATACAMA
MINERALS CORP.

FORM 52-109F1

CERTIFICATION OF ANNUAL FILINGS

I, Edward F. Posey, President and Chief Executive Officer of Atacama Minerals Corp., certify that:

1. I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Atacama Minerals Corp. (the issuer) for the financial year ended December 31, 2006;

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings;

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings;

4. The issuer's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   a. designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared;

   b. designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

   c. evaluated the effectiveness of the issuer's disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the issuer to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation; and

5. I have caused the issuer to disclose in the annual MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: April 27, 2007

/s/ Edward F. Posey

Edward F. Posey
President and Chief Executive Officer
Atacama Minerals Corp.

Form 52-109F1 – Certification of Annual Filings – CFO,
filed April 30, 2007

ATACAMA
MINERALS CORP.

FORM 52-109F1

CERTIFICATION OF ANNUAL FILINGS

I, Wanda Lee, Chief Financial Officer of Atacama Minerals Corp., certify that:

1. I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Atacama Minerals Corp. (the issuer) for the financial year ended December 31, 2006;

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings;

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings;

4. The issuer's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

    a. designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared;

    b. designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

    c. evaluated the effectiveness of the issuer's disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the issuer to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation; and

5. I have caused the issuer to disclose in the annual MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: April 27, 2007

/s/ Wanda Lee

Wanda Lee
Chief Financial Officer
Atacama Minerals Corp.

Annual report for the year ended December 31, 2006,
filed April 30, 2007

ATACAMA
MINERALS CORP.

Annual Report

For the year ended December 31, 2006

Atacama Minerals Corp.
Annual Report to Shareholders
For the Year Ended December 31, 2006
(Amounts in United States Dollars unless otherwise indicated)

To our shareholders:

The year 2006 was one of continued positive growth for the Company with continuation of a fast track expansion and improvement program implemented subsequent to the acquisition of 100% of the Aguas Blancas Mine in May 2005. Record performance was obtained with increased mine production and improved iodine grades which resulted in record iodine production of 891 tonnes, a 38% increase over the year 2005. This performance coupled with a strong iodine sales market resulted in gross sales of $18.8 million compared to $12.7 million the previous year – an increase of almost 50%. The increase in sales revenue was also partially due to the acquisition of ACF's 50% interest in Aguas Blancas in 2005. The costs of operations during 2006 were negatively impacted by increased costs for fuel, sulfur and other operating expenses; however, an EBITDA of $6.3 million was generated compared with $1.3 million in 2005.

Financial Highlights

	Year ended December 31, 2006	Year ended December 31, 2005
Total Revenue (x000)	$18,821	$ 12,649
Cost of Goods Sold (x000)	$ 9,994	$ 9,627
General and administrative expenses (x000)	$ 2,631	$ 2,338
Earnings before interest, income taxes and depletion, depreciation and and amortization ("EBITDA")(x000)	$ 6,276	$ 1,290
Net Income (x000)	$ 2,161	$ 2,524
Basic and Diluted Income per share	$ 0.02	$ 0.03

At year end the Aguas Blancas Mine had reached a production level of 80 tonnes of iodine per month with expectations for coming months in 2007 increasing to an average of 100 tonnes per month. Mine production increased to an average rate of 300,000 tonnes per month by adding an additional mining front in the northwestern portion of the deposit known as the "Repasos" area. From this area 100,000 tonnes is being mined and sent to the leach pads each month. 200,000 tonnes per month is being mined from the central portion of the deposit, or "Virgin" area, where use of a continuous mining machine has allowed for better dilution control and higher average grades of iodine delivered to the leach pads. The continuous mining machine also eliminates the need for drilling and blasting and produces material of less than six inches making this method safer, more efficient and eliminating the need for primary crushing. The following table illustrates 2006 mine performance and production compared to 2005:

	December 31, 2006	December 31, 2005
Tonnes Mined (Mt)	3,212,586	2,291,904
Iodine Grade (ppm)	731	554
Iodine Produced (Mt)	891	646
Iodine Sold (Mt)	858	752

As the result of a $12 million dollar improvement program initiated in the year 2005, the Company completed construction in 2006 of a third iodine processing "blow-out" tower allowing for eventual total iodine production of 1,500 tonnes per year iodine. In addition, a new on-site analytical laboratory was completed along with new evaporation ponds for the eventual recovery and processing of salts of nitrate and sulfate.

An agitated leach pilot plant commissioned in April 2006 resulted in a successful testing program demonstrating that mechanical agitated leaching is more efficient than the current heap leaching methods being used. Based on these results, the Company initiated the design and construction of a full scale mechanical agitated leach plant to replace heap leaching. The new full-scale plant is expected to be in operation in the fourth quarter of 2007 at an estimated total cost of $25.5 million.

The agitated leach pilot plant demonstrated greater efficiency in water use with much higher recoveries of iodine and nitrate/sulfate salts from the "caliche" ore. In addition, the total time reqired for the leaching process to recover these elements is reduced from a period of several months to a matter of hours.

During the year, the Company commissioned an updated resource estimate in accordance with NI 43-101 using independent consultants A. Wheeler and B. Dowdell. The result of this new estimate was a 20% increase in Reserves with no change in the overall Resource base, even though 2.1 million tonnes had been mined and processed in the intervening period. The on-going drill program at Aguas Blancas has resulted in a new Proven and Probable reserve estimate which has been increased to a total of 24.6 million tonnes with an average grade of 522 ppm iodine, 3.1 percent nitrate and 18.6% sulfate - an increase of approximately 4 million tonnes, or twenty percent, from the previous estimate made in June, 2005. With the success of the on-going drill program in finding new ore, there has been essentially no net change to the overall resource base as shown in the following table. The full report is available on the SEDAR web site at www.sedar.com.

The new Reserve and Resource estimates are as follows:

Category	Tonnes (millions)	Iodine (I_2 in ppm)	Sulphate (SO_4 in %)	Nitrate (NO_3 in %)
Reserves				
Proven	3.566	589	27.8	1.98
Probable	21.078	511	17.1	3.29
Total	24.644	522	18.6	3.10
Resources				
Measured	3.898	613	28.2	1.92
Indicated	23.635	532	17.4	3.40
Total	27.533	543	18.9	3.19
Inferred	51.636	451	9.0	1.94

The Measured and Indicated resources are inclusive of the reported Proven and Probable reserves, which represent those parts considered as being economically viable, according to CIM Definitions and Guidelines as required by National Instrument 43-101.

The technical report recommended continued additional in-fill drilling to convert known resources into the reserve category as well as outside exploration drilling for expansion of the overall resource base.

The iodine market remains robust with year-end sales averaging in excess of $22,000 per tonne. Iodine production was increased at Aguas Blancas by 38% in 2006 over 2005 with the Company holding 3.3% of the world market of 26,900 tonnes. Growth in demand for iodine during 2006 was stimulated by the increased use of iodine in the production of polarizing film for LCD screens (8%) used in computers and televisions. Also, significant growth has occurred in the use of iodine as an X-ray contrast media (20%). Other uses of iodine have remained strong with idophors and biocides (18%), human and animal nutrition (12%), pharmaceuticals (13%), nylon (7%), fluorine derivatives (6%) and other miscellaneous uses (16%). The demand for iodine is currently experiencing a growth rate of approximately 3.5% per year, or 1,000 tonnes per year.

The iodine produced at Aguas Blancas is of very high quality and widely accepted in world markets. The many uses of iodine coupled with the growing market and the firmly established position of the Company in this market bodes well for the future growth of the Company.

Preliminary feasibility studies were initiated in 2006 for the production of sodium sulfate (laundry detergent) and nitrate fertilizers to be recovered from the brine solutions emitted from the iodine plant. In this regard, new evaporation ponds, for the eventual precipitation and recovery of the contained salts, were completed in the first half of the year covering an area of 1.24 million square meters. During the fourth quarter of 2006, management studied the preliminary results of this work and made the decision to focus on the feasibility of producing nitrate fertilizers. The feasibility of sodium sulfate production was suspended pending improvements in market conditions and construction costs.

World-wide use of inorganic nitrate fertilizers have experienced a 5% growth in the last five years with current demand of approximately 1.3 million tonnes per year. Potassium nitrate, sodium nitrate and mixed sodium-potassium nitrate fertilizers from Chile are considered natural in origin and find world-wide application as specialty fertilizers in crops such as tobacco, fruits and vegetables. The Company anticipates making a decision in 2007 based on the results of the feasibility study currently underway.

In the second half of the year, Company management was strengthened by the addition of a new Vice President of Operations for Atacama Minerals Corp., a new Chief Financial Officer for Atacama Minerals Chile and several other changes and additions.

Mr. Brian Kennedy, formerly of AMEC Consulting in Phoenix, Arizona, accepted the position of Vice President of Operations on October 13, 2006. Mr. Gustavo Varela accepted the position of Chief Financial Officer based at the Company's offices in Santiago, Chile. Mr. Juan Jones, formerly Iodine Plant Manager at the Aguas Blancas Mine, was promoted to Assistant to the Vice President of Operations, to be re-located in the Santiago offices.

In addition, the Company made the decision to centralize offices in the city of Santiago, Chile, with the addition of a marketing representative, Mr. Jaime Letelier, and the eventual closing of the office located in Iquique, Chile, in the first half of 2007.

During 2006, the Company initiated a cost-cutting program for which significant positive results are expected in 2007. Among other things, insurances, contracts, work environment and utilization of staff and personnel are under review.

During 2006, the Company completed a private placement of 22 million shares at a price of CDN$1.25 per share for gross proceeds of CDN$27.5 million. The funds from the private placement were primarily used for the capital cost of the Agitated Leach Plant, ongoing development of the Aguas Blancas Mine operations, and for working capital.

Aguas Blancas is truly a world class industrial minerals asset. Situated in the heart of the Atacama Desert of Chile, it is a large deposit of shallow, flat-lying "caliche" ore, located 100 kilometers southeast of the city of Antofagasta containing an extensive resource of iodine, sodium sulfate and nitrates. The mine has been producing iodine in prill form since 2001. The Company will continue to pursue aggressive development and expansion of this outstanding deposit with a view to maximize shareholder value. Meantime, the Company is also exploring various opportunities for expanded growth, including a systematic program of examining other opportunities in exploration, joint-ventures and acquisitions.

Management would like to thank our shareholders for their support. The year 2006 was a very successful year with many important milestones achieved. Another new chapter in the Company's history has unfolded and we look forward to a successful year of growth ahead in 2007.

On behalf of the Board,

/s/ Edward F. Posey

Edward F. Posey
President and CEO
April 26, 2007

ATACAMA MINERALS CORP.
MANAGEMENT'S DISCUSSION AND ANALYSIS
(Amounts in United States Dollars unless otherwise indicated)
DECEMBER 31, 2006 AND 2005

Management's discussion and analysis ("MD&A") focuses on significant factors that have affected Atacama Minerals Corp. (the "Company") and its subsidiaries performance and such factors that may affect its future performance. In order to better understand the MD&A, it should be read in conjunction with the consolidated financial statements for the years ended December 31, 2006 and 2005 and related notes therein. The financial information in this MD&A is derived from the Company's consolidated financial statements prepared in accordance with Canadian generally accepted accounting principles. The effective date of this MD&A is April 26, 2007.

Additional information about the Company and its business activities is available on SEDAR at www.sedar.com.

OVERVIEW

The Company, through its subsidiary, Inversiones Aguas Blancas Limitada, holds a 100% interest since May 3, 2005 in the Aguas Blancas mine ("Aguas Blancas") located in the Atacama Desert of northern Chile. All of the assets related to Aguas Blancas are owned by Atacama Minerals Chile S.C.M. ("AAM Chile"). Since the acquisition of ACF Minera SA ("ACF")'s 50% interest in Aguas Blancas on May 3, 2005, the Company has consolidated 100% of the assets, liabilities and operations of AAM Chile in its financial statements. Prior to May 3, 2005, the Company held a 50% interest and had proportionately consolidated 50% of the assets, liabilities and operations.

The Aguas Blancas mine commenced production of iodine in 2001 and to May 3, 2005 was operated by ACF. The Company is in the process of expanding iodine production and carrying out nitrate studies. During the fourth quarter of 2006, management studied the preliminary results of the feasibility study for production of sodium sulphate and made the decision to focus on the feasibility of production of nitrate fertilizers. The sodium sulphate project has been suspended pending improvements in market conditions and construction costs.

2006 HIGHLIGHTS

Equity financing

During 2006, the Company completed a private placement of 22 million shares at a price of CDN$1.25 per share for gross proceeds of CDN$27.5 million. The funds from the private placement are expected to fund the development of the Aguas Blancas Mine and for working capital.

Aguas Blancas

Increase in Ore Reserves

As a result of the on-going drill program at Aguas Blancas, the Proven and Probable reserves at Aguas Blancas as of July 2006 had increased to a total of 24.6 million tonnes at an average grade of 522 ppm iodine, 3.1 percent nitrate and 18.6% sulfate - an increase of approximately 4 million tonnes, or twenty percent, from the previous estimate made in June, 2005. During the period June 2005 to July 2006, approximately 2.1 million tonnes of ore was extracted and processed. With the success of the on-going drill program in finding new ore, there has been essentially no net change to the overall resource base as shown in the following table.

The new Reserve and Resource estimates are as follows:

Category	Tonnes (millions)	Iodine (I_2 in ppm)	Sulphate (SO_4 in %)	Nitrate (NO_3 in %)
Reserves				
Proven	3.566	589	27.8	1.98
Probable	21.078	511	17.1	3.29
Total	24.644	522	18.6	3.10
Resources				
Measured	3.898	613	28.2	1.92
Indicated	23.635	532	17.4	3.40
Total	27.533	543	18.9	3.19
Inferred	51.636	451	9.0	1.94

The Measured and Indicated resources are inclusive of the reported Proven and Probable reserves, which represent those parts considered as being economically viable, according to CIM Definitions and Guidelines as required by National Instrument 43-101.

Increase in Production

Iodine production at Aguas Blancas was significantly higher at 891 mt for the year ended December 31, 2006, as compared to 646 mt for 2005, an increase of 38%. The increase in production is a result of the Company's operational improvements, higher mine production and higher iodine grades being mined. Iodine production rates at year-end reached 82 tonnes per month with expectations for increasing to an average of 100 tonnes per month as operating improvements progress.

Mine production increased to an average rate of 300,000 tonnes per month by adding an additional mining front in the northwestern portion of the deposit known as the "Repasos" area. The amount of 100,000 tonnes is being mined and sent to the leach pads each month from this area. The amount of 200,000 tonnes per month is being mined from the central portion of the deposit, or "Virgin" area, where use of a continuous mining machine has allowed for better control of dilution and higher overall average grades of iodine delivered to the leach pads. The continuous mining machine eliminates the need for drilling and blasting in the mining operations making this method safer and more efficient.

Selected operational information for Aguas Blancas for the year ended December 31, 2006 compared to 2005 is set out in the following table:

	December 31, 2006	December 31, 2005
Tonnes Mined (Mt)	3,212,586	2,291,904
Iodine Grade (ppm)	731	554
Iodine Produced (Mt)	891	646
Iodine Sold (Mt)	858	752

Agitated leach plant

An agitated leach pilot plant commissioned in April 2006 has resulted in a successful testing program demonstrating that mechanical agitated leaching is more efficient than the current heap leaching methods being used. Based on these results, the Company has initiated the design and construction of a full scale mechanical agitated leach plant to replace heap leaching in the fourth quarter of 2007.

The agitated leach pilot plant demonstrated greater efficiency in water use with much higher recoveries of iodine and nitrate/sulfate salts from the "caliche" ore. In addition the time required for the leaching process to recover these elements is reduced from a period of several months to a matter of hours. The new full-scale agitated leach plant will have a design capacity of 1,500 tonnes of iodine per year.

Nitrates and Sulphates Studies

Preliminary feasibility studies were initiated in 2006 for the production of sodium sulphate used in laundry detergent and nitrates used as fertilizers to be recovered from the brine solutions emitted from the iodine plant. In this regard, new evaporation ponds were completed in the first half of the year covering an area of 1.24 million square meters for the eventual precipitation and recovery of the contained salts. During the fourth quarter of 2006, management studied the preliminary results of the feasibility studies and made the decision to focus on the feasibility of production of nitrate fertilizers. The feasibility of sodium sulphate production was suspended pending improvements in market conditions and construction costs.

Staff Changes

In the second half of the year, Company management was strengthened by the addition of a new Vice President of Operations for Atacama Minerals Corp., a new Chief Financial Officer ("CFO") for AAM Chile and several other changes and additions.

Mr. Brian Kennedy, formerly of AMEC Consulting in Phoenix, Arizona, accepted the position of Vice President of Operations on October 13, 2006. Mr. Gustavo Varela accepted the position of CFO for AAM Chile based in the Company's Santiago, Chile, office. Mr. Juan Jones, Iodine Plant Manager at the Aguas Blancas Mine, was promoted to Assistant to the Vice President of Operations, to be re-located in the Santiago office.

In addition, Management made the decision to centralize offices in the city of Santiago, Chile, with the addition of a marketing representative, Mr. Jaime Letelier, and the eventual closing of the office located in Iquique, Chile, in the first half of 2007.

Cost-cutting Program

A program of cost-cutting initiatives was instigated by Management in 2006 for which positive results are expected in 2007. Among other things, insurances, contracts, work environment and utilization of staff and personnel are under review.

SELECTED ANNUAL INFORMATION

		Year ended December 31, 2006		Year ended December 31, 2005		Year ended December 31, 2004
Statement of Operations Data (000's)						
Total Revenue	$	18,821	$	12,649	$	5,225
Earnings (loss) before interest, income taxes and depletion, depreciation and amortization ("EBITDA")	$	6,276	$	1,290	$	(315)
Interest	$	267	$	325	$	101
Future income taxes (recovery)	$	1,340	$	(3,175)	$	(387)
Depletion, depreciation and amortization	$	2,508	$	1,616	$	989
Net Income (Loss)	$	2,161	$	2,524	$	(1,018)
Data per Common Share						
Basic Income (Loss)	$	0.02	$	0.03	$	(0.02)
Diluted Income (Loss)	$	0.02	$	0.03	$	(0.02)
Balance Sheet Data (000's)						
Total Assets	$	87,710	$	64,669	$	27,782
Long Term Liabilities	$	5,671	$	4,611	$	5,915

Effective May 3, 2005, the Company acquired ACF's 50% interest in the Aguas Blancas mine. Results prior to this date represent 50% of the results from AAM Chile.

SELECTED QUARTERLY INFORMATION

Financial Data for 8 Quarters								
Three months Ended	**Dec-06**	**Sep-06**	**Jun-06**	**Mar-06**	**Dec-05**	**Sep-05**	**Jun-05**	**Mar-05**
A. Total revenues ($000's)	4,788	4,673	4,990	4,370	4,381	5,436	1,728	1,103
B. Income (loss) before Extraordinary items ($000's)	(1,222)	1,305	1,301	777	1,826	1,158	(609)	150
C. Net income (loss) ($000's)	(1,222)	1,305	1,301	777	1,826	1,158	(609)	150
D. Income (loss) per share (basic) ($)	(0.01)	0.01	0.01	0.01	0.02	0.01	(0.01)	0.00
E. Income (loss) per share (diluted) ($)	(0.01)	0.01	0.01	0.01	0.02	0.01	(0.01)	0.00

QUARTERLY ANALYSIS

The results for the four quarters of 2006 and for the second, third and fourth quarters of 2005 represent a 100% ownership of Aguas Blancas effective May 3, 2005. Revenue during these quarters was greater than the first and second quarters in 2005 as a result of the acquisition of ACF's 50% interest in Aguas Blancas, higher sales volume, and higher iodine prices. Revenue was higher in the third quarter of 2005 as a significant amount of warehoused inventory was sold in addition to sales of monthly production.

The lower net income for the fourth quarter of 2006 is mainly attributed to future income tax expenses on utilization of loss carry forwards.

Net income for the second quarter of 2005 was adversely affected by the accounting treatment of the ACF portion of inventory acquired and sold to third parties. The accounting rules required that the ACF inventory be valued at fair market value, which was greater than the book value. This resulted in an increase in the cost of goods sold and a decrease in net income.

COMPARISON OF THE 2006 AND 2005 FINANCIAL YEARS

Results of operations

The Company's consolidated results of operations include 100% of the revenue and expenses from Aguas Blancas for the year ended December 31, 2006. Prior to May 3, 2005, the Company proportionately consolidated 50% of the results of operations of Aquas Blancas.

Sales revenue from Aguas Blancas was 48% higher at $18.8 million for the year ended December 31, 2006 as compared to $12.7 million in 2005. The increase in sales revenue is due to the acquisition of ACF's 50% interest in Aguas Blancas, higher sales volume and higher iodine prices. Costs of goods sold were comparable at $10.0 million for the year ended December 31, 2006 as compared to $9.7 million for 2005 following adjustment for the value of inventory on heap leach and in process. Production costs, including costs capitalized to inventory, were adversely affected during 2006 by increased costs for fuel, sulfur and other operating supplies.

General and administrative expenses for the year ended December 31, 2006 were $2.6 million, an increase of $292,000 or 13% compared to 2005. The increase is primarily due to an increase in project investigation costs as the Company reviews various projects for possible acquisition/investment. Sales and administrative expense were higher in 2006 due to additional staff and management costs in Chile. Certain costs of the Chilean offices were reclassified from costs of goods sold to general and administrative expenses in order to better reflect the nature of operating activities of the Chilean offices. Total stock based compensation expenses were lower in 2006 as compared to 2005.

The Company's net income before interest expense and future income taxes was $3.8 million, an increase of $4.1 million as compared to a net loss before interest expense and future income taxes recovery for the year ended December 31, 2005. The increase in income is primarily a result of increased revenue from Aguas Blancas.

The Company's net income for the year ended December 31, 2006, however, was $2.2 million as compared to $2.5 million for the year ended December 31, 2005 following the effect of income tax changes and recoveries.

LIQUIDITY AND CAPITAL RESOURCES

At December 31, 2006, the Company had cash of $21.3 million and working capital of $26.4 million as compared to cash of $8.5 million and working capital of $7.8 million at December 31, 2005. The increase in working capital is mainly due to receipt of CDN$27.5 million from a non-brokered private placement of 22 million common shares at a price of CDN$1.25 per share, which closed on July 14, 2006. A 4% finder's fee was payable on a portion of the private placement, amounting to approximately CDN$520,000. Net proceeds of the private placement are used to fund the ongoing development of the Aguas Blancas and for general working capital.

Net cash from operating activities was $5.9 million for the year ended December 31, 2006 and consisted mainly of net income of $2.2 million, adjusted mainly for non-cash items of $2.5 million of depletion, depreciation and amortization, $1.3 million of future income taxes expenses and $505,000 in respect of stock based compensation expense.

Net cash from financing activities for the year ended December 31, 2006 totaled $23.4 million and consisted primarily of proceeds of $24.7 million from the private placement of 22 million common shares at a price of CDN$1.25 per share and $846,000 from exercise of stock options, offset by the repayment of bank loans of $1.1 million and note payable of $267,000.

Net cash used in investing activities for the year ended December 31, 2006 was $16.0 million and consisted mainly of the purchase of plant and equipment of $10.4 million for capital expansion and repayment of the balance due to ACF of $4.5 million for the purchase of ACF's interest in Aguas Blancas.

Based on the Company's financial position at December 31, 2006 and the operating cash flows that are expected from Aguas Blancas, the Company believes that it has the funds required to finance the full agitated leach plant and complete the feasibility studies for nitrates. Additional funding possibly through debt financing will be required to complete the nitrates production plans.

RECENT ACCOUNTING PRONOUNCEMENTS

Financial Instruments – Recognition and Measurement

On January 27, 2005, the CICA issued Section 3855 of the Handbook titled Financial Instruments - Recognition and Measurement. It expands Handbook section 3860, Financial Instruments - Disclosure and Presentation, by prescribing when a financial instrument is to be recognized on the balance sheet and at what amount. It also specifies how financial instrument gains and losses are to be presented.

All financial instruments will be required to be classified into various categories. Held to maturity investments, loans and receivables are measured at amortized cost with amortization of premium or discounts and losses and impairment included in current period interest income or expense. Held for trading financial assets and liabilities are measured at fair market value with all gains and losses included in net income in the period in which they arise. All available for sale financial assets are measured at fair market value with revaluation gains and losses included in other comprehensive income until the asset is removed from the balance sheet and gains and losses included in net income. All other financial liabilities are to be carried at amortized cost.

The mandatory effective date is for fiscal years beginning on or after October 1, 2006, with optional early recognition for fiscal years beginning on or after December 31, 2004. The Company intends to adopt this standard in its fiscal year ending December 31, 2007.

At present, the Company's most significant financial instruments are cash, short term deposits, accounts receivable and accounts payable. This new section requires little difference in accounting for these financial instruments from current standards.

Comprehensive Income

The new Handbook section 1530 - Comprehensive Income introduces a new requirement to temporarily present certain gains and losses outside of income. Section 1530 defines comprehensive income as a change in the equity of an enterprise during a period from transactions and other events from non-owner sources. Assets that are classified as available for sale will have revaluation gains and losses included in other comprehensive income until the asset is removed from the balance sheet.

At present, the Company has no investments in shares of arm's length companies that may be classified as available for sale investments.

The effective date of this section is for fiscal years beginning on or after October 1, 2006, with optional early recognition for fiscal years beginning on or after December 31, 2004.

International Financial Reporting Standards

Within the next five years, Canadian generally accepted accounting principles for publicly accountable enterprises are expected to be replaced with International Financial Reporting Standards ("IFRS"). The Company will address the impact of the adoption of IFRS as and when the transition requirements become more clearly defined. It is possible that the adoption of IFRS will have a material impact on the Company's financial statements.

RELATED PARTY TRANSACTIONS

During the year ended December 31, 2006, the Company incurred:

(a) $196,000 (2005 - $175,000) for administrative management services provided by a company owned by a director and shareholder of the Company. The administrative services agreement relating to such services will expire June 30, 2008. At December 31, 2006 $3,000 (2005 - $4,000) was due to this company.

(b) legal fees of $37,000 (2005-$66,000) from a law firm of which a partner is a director of the Corporation. At December 31, 2006, $8,000 (2005-$600) was due to this law firm and is included in amounts due to related parties.

(c) $51,000 (2005 - $nil) for technical services in respect of the Aquas Blancas Project to a company related by directors in common. At December 31, 2006 $70,000 (2005 - $nil) was due to this company in respect of technical services and expenses incurred.

OUTSTANDING SHARE DATA

As at April 26, 2007, the Company had 113,867,725 common shares outstanding and 4,155,000 share options outstanding under its stock-based incentive plan. As at the same date, the Company had no share purchase warrants outstanding.

FINANCIAL INSTRUMENTS

The Company's financial instruments consist of cash, accounts receivable, accounts payable, note payable and amount due to related parties. The carrying amounts reported in the consolidated balance sheets for cash and cash equivalents, accounts payable and accrued liabilities, amount due to related parties approximate fair value because of the immediate or short-term maturity of these financial instruments. The fair value of the note payable cannot be determined by management as this kind of financial instruments is not readily available to the Company.

DISCLOSURE CONTROLS AND PROCEDURES

The Company's Chief Executive Officer ("CEO") and CFO are responsible for establishing and maintaining the disclosure controls and procedures of the Company, and have so certified, as required by Multilateral Instrument 52-109. These officers have evaluated the effectiveness of the Company's disclosure controls and procedures as of December 31, 2006 and have concluded that the disclosure controls and procedures at the Company provide management a reasonable level of assurance that information required to be disclosed by the Company on a continuous basis and in annual and interim filings or other reports is recorded, processed, summarized, and reported or disclosed on a timely basis as required.

INTERNAL CONTROLS OVER FINANCIAL REPORTING

Management is responsible for certifying the design of the Company's internal control over financial reporting as required by Multilateral Instrument 52-109 – "Certification of Disclosure in Issuers' Annual and Interim Filings."

The Company's internal control over financial reporting is intended to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with applicable generally accepted accounting principles ("GAAP"). Internal control over financial reporting should include those policies and procedures that establish the following:

- Maintenance of records in reasonable detail that accurately and fairly reflect the transactions and dispositions of our assets;
- Reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with applicable GAAP;
- Receipts and expenditures are only being made in accordance with authorizations of management and the Board of Directors; and
- Reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management, including the CEO and CFO, carried out an assessment of the design of the Company's internal controls over financial reporting as of December 31, 2006. The Company determined that it did not design effective controls over the assessment of the recoverability of future tax assets and the appropriateness of their valuation allowances. Specifically, the Company did not have effective controls in place related to the processes around the underlying data used to support the recoverability of future tax assets. Management is currently considering appropriate actions to remediate this design deficiency.

RISKS AND UNCERTAINTIES

The operations of the Company are speculative due to the high risk nature of its business which includes the acquisition, financing, exploration, development and operation of mining properties. These risk factors could materially affect the Company's future operations and could cause actual events to differ materially from those described in forward-looking statements relating to the Company. The more significant ones include:

Commodity Price Risk: The Company's revenue is predominately affected by the fluctuation in iodine prices. If the price of iodine should drop significantly, the economic prospects of the Company's ongoing operations could be significantly reduced or rendered uneconomic.

Financial Markets: The Company is dependent on the debt and equity markets to finance its initiatives. There is no assurance that the Company will be successful in obtaining additional financing on a timely basis.

Political Risk: Exploration and mining are presently carried out in Chile. Political risks may adversely affect the Company's existing assets and operations. Real and perceived political risk may also affect the Company's ability to finance capital expansion projects and future mine development opportunities.

Currency Risk: Business is mainly transacted by the Company in the Chilean and US currencies. Fluctuations in exchange rates may have a significant effect on the cash flows of the Company. Future changes in exchange rates could materially affect the Company's results in either a positive or negative direction.

Environmental Risk: The Company seeks to operate within environmental protection standards that meet or exceed existing requirements in the countries in which the Company operates. Present or future laws and regulations, however, may affect the Company's operations. Future environmental costs may increase due to changing requirements or costs associated with exploration and the developing, operating and closing of mines. Programs may also be delayed or prohibited in some areas. Although minimal at this time, site restoration costs are a component of exploration expenses.

Title Risk: The Company has investigated its right to explore and exploit its properties and, to the best of its knowledge, those rights are in good standing. However, the results of the Company's investigations should not be construed as a guarantee of title. No assurance can be given that applicable governments will not revoke or significantly alter the conditions of the applicable exploration and mining authorizations nor that such exploration and mining authorizations will not be challenged or impugned by third parties.

Water and Power Risks: The viability of the Company's operations rely on sufficient volumes of economically provided water and power supply. As the water comes from aquifers in an arid environment there is some risk to long term supply. Recently, Chile has experienced power supply shortage and increased costs. While the Company is taking steps to increase its water and power supply for expansions and long term stability, there is no guarantee this will be achieved.

Mineral Resources and Reserves: These have been and continued to be assessed with the assistance of independent experts but the very nature of mineral resource formation comes with the same inherent risk that tonnes, densities and grades could vary from those predicted despite the Company's regular third party assessments and ongoing exploration efforts.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements contained in the foregoing Management's Discussion and Analysis and elsewhere constitute forward-looking statements. Such forward-looking statements involve a number of known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date the statements were made, and readers are advised to consider such forward-looking statements in light of the risks set out above.

OFF-BALANCE SHEET AGREEMENTS

The Company has no off-balance sheet arrangements.

OUTLOOK

Iodine production has been increased to a current annualized level of 984 tonnes per annum as a result of the Company's on-going improvement program at Aguas Blancas with continuing improvements expected to result in higher levels in 2007. An agitated-leach pilot plant has been in operation with successful results and detailed engineering has commenced on the full scale agitated leach facility. The results of the pilot plant have been used to define the parameters of the full-scale agitated leach plant, expected to be operational in the last quarter of 2007 with a minimum iodine capacity of 1,500 tonnes per annum. Furthermore, the Company is progressing with the feasibility studies for development of nitrate fertilizer production. A series of large evaporation ponds are now complete and ponds are being filled with iodine plant discharge solution containing sulphate and nitrate salts for eventual precipitation and production of plant feedstock. The Company expects to make a decision on production of nitrate fertilizers during the first half of 2007.

The iodine market remains robust with year-end sales averaging $22.00 per kg. Iodine production was increased at Aguas Blancas by 38% in 2006 over 2005 with the Company holding 3.3% of the world market of 26,900 tonnes. Growth in demand for iodine during 2006 was stimulated by the increased use of iodine in the production of polarizing film for LCD screens (8%) used in computers and televisions. Also, significant growth has occurred in the use of iodine as an X-ray contrast media (20%). Other uses of iodine have remained strong with idophors and biocides (18%), human and animal nutrition (12%), pharmaceuticals (13%), nylon (7%), fluorine derivatives (6%) and other miscellaneous uses (16%). The demand for iodine is currently experiencing a growth rate of approximately 3.5% per year, or 1,000 tonnes per year.

The iodine produced at Aguas Blancas is of very high quality and widely accepted in world markets. The many uses of iodine coupled with the growing market and the firmly established position of the Company in this market.

World-wide use of inorganic nitrate fertilizers has experienced a 5% growth in the last five years with current demand of approximately 1.3 million tonnes per year. Potassium nitrate, sodium nitrate and mixed sodium-potassium nitrate fertilizers from Chile are considered natural in origin and find world-wide application as specialty fertilizers in growing tobacco, fruits and vegetables. The outlook for the future production of nitrate fertilizers at Aguas Blancas will depend on results of final feasibility studies.

MANAGEMENT'S RESPONSIBILITY
FOR FINANCIAL STATEMENTS

The accompanying consolidated financial statements of Atacama Minerals Corp. and its subsidiaries, and all information in the annual report are the responsibility of management and have been approved by the Board of Directors. The financial statements include some amounts that are based on management's best estimates, which have been made using careful judgment.

The financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles. Financial and operating data elsewhere in the annual report are consistent with the information contained in the financial statements.

In fulfilling their responsibilities, management of the Company and its subsidiaries has developed and continue to maintain systems of internal accounting controls that are considered appropriate in the circumstances. Although no cost effective system of internal controls will prevent or detect all errors and irregularities, these systems are designed to provide reasonable assurance that assets are safeguarded from loss or unauthorized use, transactions are properly authorized and recorded and the financial records are reliable for preparing the financial statements.

The Board of Directors carries out its responsibility for the financial statements in this annual report principally through its audit committee, comprising management and independent directors. The audit committee reviews the Company's annual consolidated financial statements and recommends their approval to the Board of Directors. The Company's auditors have full access to the audit committee, with and without management being present.

These financial statements have been audited by PricewaterhouseCoopers LLP, Chartered Accountants, and their report follows.

/s/ Edward F. Posey
President

/s/ Wanda Lee
Chief Financial Officer

April 26, 2007

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
Chartered Accountants
PricewaterhouseCoopers Place
250 Howe Street, Suite 700
Vancouver, British Columbia
Canada V6C 3S7
Telephone +1 604 806 7000
Facsimile +1 604 806 7806

AUDITORS' REPORT

To the Shareholders of
Atacama Minerals Corp.

We have audited the consolidated balance sheets of **Atacama Minerals Corp.** (the "Company") as at December 31, 2006 and 2005 and the consolidated statements of operations and deficit and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at December 31, 2006 and 2005 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

PricewaterhouseCoopers LLP

Chartered Accountants
Vancouver, BC, Canada
April 26, 2007

ATACAMA MINERALS CORP.
CONSOLIDATED BALANCE SHEETS
(in US Dollars)

	December 31, 2006	December 31, 2005
ASSETS		
Current assets		
Cash and cash equivalents	$ 21,339,774	$ 8,456,700
Accounts receivable	4,825,204	4,961,693
Inventories (Note 3)	4,164,240	3,813,125
Other assets	27,476	734
	30,356,694	17,232,252
Plant and equipment, net (Note 4)	21,022,854	10,639,585
Mineral property and related expenditures (Note 5)	36,330,687	36,797,477
	$ 87,710,235	$ 64,669,314
LIABILITIES		
Current liabilities		
Accounts payable and accrued liabilities	$ 3,213,561	$ 2,980,907
Due to related parties (Note 9)	90,245	48,675
Loans payable (Note 6)	299,482	1,383,086
Note payable - current portion (Note 7)	280,395	267,043
Interest payable	112,236	123,430
Due to ACF Minera SA (Note 5(a))	-	4,620,000
	3,995,919	9,423,141
Long-term liabilities		
Note payable (Note 7)	2,397,132	2,677,527
Future income taxes (Note 5(a),10)	3,273,443	1,933,119
	5,670,575	4,610,646
	9,666,494	14,033,787
SHAREHOLDERS' EQUITY		
Share capital (Note 8)	84,524,356	59,480,799
Contributed surplus - stock options	1,240,736	1,037,222
Deficit	(7,721,351)	(9,882,494)
	78,043,741	50,635,527
	$ 87,710,235	$ 64,669,314

Approved by the Board of Directors

/s/ Edward F. Posey
Director

/s/ Ronald F. Hochstein
Director

ATACAMA MINERALS CORP.
CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
(in US Dollars)

	Year ended December 31, 2006	Year ended December 31, 2005
Sales revenue	$ 18,820,553	$ 12,648,785
Costs of goods sold		
Production costs	9,994,280	9,626,520
Depletion, depreciation and amortization	2,507,571	1,616,220
	12,501,851	11,242,740
Income from mining operations	6,318,702	1,406,045
Expenses		
Sales and administrative costs	1,261,696	814,748
Consulting	169,396	235,446
Management fees	195,769	206,625
Office and general	11,518	11,155
Professional fees	118,725	127,420
Project investigation	186,208	45,034
Promotion and public relations	33,083	23,070
Stock based compensation (Note 8(c))	504,939	743,514
Stock exchange and filing fees	16,670	35,598
Transfer agent and shareholder information	21,766	19,895
Travel	110,799	75,872
	2,630,569	2,338,377
Other (income) expenses		
Foreign currency translation loss (gain)	382,853	(460,143)
Interest income	(463,575)	(172,368)
Interest expense	267,388	325,423
Other expense	-	25,423
	186,666	(281,665)
Income (loss) for the year before income taxes	3,501,467	(650,667)
Future income tax (expense) recovery (Note 10)	(1,340,324)	3,175,140
Income for the year	2,161,143	2,524,473
Deficit, beginning of the year	9,882,494	12,406,967
Deficit, end of the year	$ 7,721,351	$ 9,882,494
Basic income per common share	$ 0.02	$ 0.03
Diluted income per common share	$ 0.02	$ 0.03
Basic weighted average number of shares outstanding	99,597,917	78,566,475
Diluted weighted average number of shares outstanding	102,663,708	81,459,808

ATACAMA MINERALS CORP.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in US Dollars)

	Year ended December 31, 2006	Year ended December 31, 2005
Cash flows from (for) operating activities		
Income for the year	$ 2,161,143	$ 2,524,473
Add non-cash items		
Foreign currency translation loss (gain)	382,853	(460,143)
Depletion, depreciation and amortization	2,507,571	1,616,220
Future income taxes	1,340,324	(3,175,140)
Stock based compensation expense	504,939	743,514
	6,896,830	1,248,924
Changes in non-cash working capital items		
Accounts receivable and other current assets	109,747	(2,747,279)
Inventories	(351,115)	(1,857,449)
Accounts payable and other accrued liabilities	(597,601)	1,747,742
Interest payable	(131,194)	109,339
	5,926,667	(1,498,723)
Cash flows from (for) financing activities		
Common shares issued, net	24,711,895	27,234,985
Loans payable	(1,083,604)	295,789
Note payable	(267,043)	(254,327)
Loan receivable	-	70,759
Deferred income	-	(404,865)
	23,361,248	26,942,341
Cash flows from (for) investing activities		
Acquisition of ACF interest	(4,500,000)	(13,557,109)
Purchase of plant and equipment	(10,411,076)	(4,600,398)
Mineral property and related expenditures	(1,110,912)	0
Due from ACF Minera SA	-	146,538
	(16,021,988)	(18,010,969)
Effect of exchange rates on cash and cash equivalents	(382,853)	460,143
Increase in cash and cash equivalents	12,883,074	7,892,792
Cash and cash equivalents, beginning of year	8,456,700	563,908
Cash and cash equivalents, end of year	$ 21,339,774	$ 8,456,700
Other supplementary information		
Interest paid	$ 203,799	$ 198,410
Due to ACF Minera SA	$ -	$ 4,620,000

ATACAMA MINERALS CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005

(All figures in United State Dollars unless otherwise stated)

1. NATURE OF OPERATIONS

Atacama Minerals Corp. ("the Company") through its subsidiary Inversiones Aguas Blancas Limitada, holds a 100% interest since May 3, 2005 in the Aguas Blancas mine ("Aguas Blancas") located in the Atacama desert of northern Chile. All of the assets related to Aguas Blancas are owned by Atacama Minerals Chile S.C.M. ("AAM Chile"). Since the acquisition of ACF Minera SA's ("ACF") 50% interest in Aguas Blancas on May 3, 2005, the Company has consolidated 100% of the assets, liabilities and operations of AAM Chile in its financial statements. Prior to May 3, 2005, the Company held a 50% interest and had proportionately consolidated 50% of the assets, liabilities and operations.

The Aguas Blancas mine commenced production of iodine in 2001 and to May 3, 2005 was operated by ACF. The Company is in the process of expanding iodine production and carrying out nitrate studies. During the fourth quarter of 2006, management studied the preliminary results of the feasibility study for production of sodium sulphate and made the decision to focus on the feasibility of production of nitrate fertilizers. The sodium sulphate project has been suspended pending improvements in market conditions and construction costs.

The underlying value of the mineral property and related deferred costs is dependent on the ability of the Company to continue obtaining finance to complete development and achieving future profitable production at the Aguas Blancas project. These financial statements do not include any adjustments that would be necessary if the Company is unable to continue as a going concern. The amounts shown for mineral property and related deferred costs represent costs incurred to date and do not necessarily reflect future or recoverable values.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

These consolidated financial statements are expressed in United States dollars (unless otherwise indicated) and have been prepared in accordance with generally accepted accounting principles in Canada. The following is a summary of the significant accounting policies followed by the Company.

(a) Use of Estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant areas requiring the use of management estimates include the determination of reclamation obligations, the recoverability of mineral properties, and the assumptions used in the determination of the fair value of stock based compensation. Actual results could differ from those estimates.

(b) Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its directly or indirectly owned subsidiaries. The effects of intercompany transactions and balances have been eliminated on consolidation.

(c) Foreign Currency Translation

The Company follows the temporal method of accounting for the translation of foreign currency denominated amounts into US dollars. Under this method, monetary assets and liabilities are translated into US dollars at exchange rates prevailing at the balance sheet date; revenues and expenses and non-monetary assets and liabilities are translated at approximate exchange rates prevailing on the dates of the respective transactions.

Foreign exchange gains or losses on translation are included in the consolidated statement of operations in the period to which they relate.

(d) Income Taxes

The Company accounts for income taxes using the asset and liability method. Under this method, future income tax assets and liabilities are determined based on differences between the financial statement carrying values of existing assets and liabilities and their respective income tax bases (temporary differences), and losses carried forward. Future income tax assets and liabilities are measured using the tax rates expected to be in effect when the temporary differences are likely to reverse. The effect on future income tax assets and liabilities of a change in tax rates is included in operations in the period in which the change is substantively enacted. The amount of future income tax assets recognized is limited to the amount of the benefit that is more likely than not to be realized.

(e) Financial Instruments

The carrying amounts reported in the consolidated balance sheets for cash and cash equivalents, accounts payable and accrued liabilities, an amount due to/from related parties approximate fair value because of the immediate or short-term maturity of these financial instruments. The fair value of the note payable cannot be determined by management as this kind of financial instrument is not readily available to the Company.

(f) Concentration of Credit Risk

Financial instruments that potentially subject the Company to a significant concentration of credit risk consist primarily of cash and cash equivalents and accounts receivable. The Company limits its exposure to credit loss by placing its cash and cash-equivalents with major financial institutions and by only extending credit to customers that are considered credit worthy.

(g) Cash and Cash Equivalents

Cash and cash equivalents consist of cash on deposit and highly liquid short-term call deposits with a term of inception of less than 90 days.

(h) Inventories

Iodine prills and in-process inventories are valued at the lower of cost and net realizable value. Cost includes an allocation of depreciation and overheads. Consumable supplies and spare parts are valued at their weighted average cost.

(i) Plant and Equipment

Plant and equipment are recorded at cost. Repairs and maintenance expenditures are charged to operations; major improvements and replacements which extend the useful life of an asset are capitalized. Plant and equipment are amortized over the life of the mine by the unit-of-production method based on proven and probable reserves and mineralization expected to be classified as reserves. Mining equipment is depreciated on a straight-line basis, net of residual value, over the estimated useful life of the asset. Prior to commercial production, pre-production expenditures and start-up costs, net of revenue, are capitalized to mineral properties.

(j) Mineral Properties

Costs related to the acquisition of mineral properties, including related exploration and pre-production costs, are capitalized until either economically recoverable reserves are established and commercial production commences or the property is sold or abandoned. Upon commencement of commercial production, mineral properties and related deferred costs are amortized on a unit-of-production basis over the estimated useful life of the ore body. Costs relating to abandoned projects are written-off at the time of abandonment.

The recoverability of expenditures capitalized is dependent on the final determination of economically recoverable ore reserves, preservation of the Company's interest in the underlying mineral claims, the ability to obtain the necessary financing to complete their development and future profitable production and proceeds from the disposition thereof.

Management periodically assesses the carrying value of amounts recorded for individual mineral properties. If estimated future non-discounted cash flows, using current prices and management's estimates of the likelihood of achieving planned operations, are not sufficient to recover the carrying value for the properties, the deferred costs are written down, if necessary, to the estimated fair value determined using discounted cash flows.

(k) Asset retirement obligations

The fair value of liabilities for asset retirement obligations is recognized in the period in which they are incurred. A corresponding increase to the carrying amount of the related assets is generally recorded and depreciated over the life of the asset. The amount of the liability is subject to re-measurement at each reporting period.

(l) Earnings Per Share

Earnings per common share are presented for basic and diluted earnings. Basic earnings per share are computed by dividing net earnings by the weighted average number of outstanding common shares for the year. The Company follows the treasury stock method in the calculation of diluted earnings per share.

(m) Revenue Recognition

Revenue is recorded in the period that title passes to the customer along with the risks and rewards of ownership, amounts to be received are known and collectibility is reasonably assured.

(n) Stock-Based Compensation

Stock options awarded to employees and non-employees are measured and recognized in the statement of operations and deficit or added to mineral properties and property, plant, and equipment at the fair value of the award. The fair value of all forms of stock based compensation is charged to the consolidated statement of operations and deficit or capitalized to property, plant and equipment and mineral properties over the vesting period of the options granted.

(o) Comparative figures

Certain of the comparative figures have been reclassified to conform to the classifications used in the current year.

3. INVENTORIES

	December 31, 2006	December 31, 2005
Iodine prills (product ready for sale)	$ 870,901	$ 449,779
Iodine on heap leach and in process	2,752,186	-
Parts and supplies	541,153	3,363,346
	$ 4,164,240	$ 3,813,125

4. PLANT AND EQUIPMENT

	Cost	Accumulated Depreciation	December 31, 2006 Net
Mobile equipment	$ 280,942	$ 190,847	$ 90,095
Machinery	1,173,084	296,158	876,926
Mine and plant facilities	13,364,662	2,848,383	10,516,279
Furniture and office equipment	406,027	204,967	201,060
Water wells and evaporation ponds	10,027,988	689,494	9,338,494
	$ 25,252,703	$ 4,229,849	$ 21,022,854

	Cost	Accumulated Depreciation	December 31, 2005 Net
Mobile equipment	$ 253,853	$ 165,201	$ 88,652
Machinery	539,613	231,193	308,420
Mine and plant facilities	10,110,396	2,260,161	7,850,235
Furniture and office equipment	316,153	168,693	147,460
Water wells and evaporation ponds	2,719,550	474,732	2,244,818
	$ 13,939,565	$ 3,299,980	$ 10,639,585

5. MINERAL PROPERTY

The Company's mineral property interest at December 31, 2006 and 2005 is comprised solely of the Aguas Blancas project.

Balance, December 31, 2004	$ 18,317,836
Add: acquisition of ACF's 50% interest	19,289,341
ore reserves studies	153,727
	37,760,904
Less: depletion, depreciation and amortization	(963,427)
Balance, December 31, 2005	36,797,477
Add: sulphates, nitrates, and agitated leach plant studies	1,110,912
Less: depletion, depreciation and amortization	(1,577,702)
Balance, December 31, 2006	$ 36,330,687

(a) Purchase of ACF's Interest

The Company completed the Promise of Sale and Purchase Agreement (the "Agreement") with ACF on May 3, 2005 and acquired all of ACF's interest in AAM Chile. Accordingly, the Company has consolidated 100% of the assets, liabilities and operations of AAM Chile in its financial statements for the period ended December 31, 2005. Until the date of closing (May 3, 2005), the Company had proportionately consolidated 50% of the assets, liabilities and operations.

The Company paid $11.2 million to ACF on closing of the Agreement, caused AAM Chile to repay $4.3 million owing to ACF, released ACF from its obligation to fund the remaining payments of $2.3 million due to the original owner of the Aguas Blancas property and agreed to make a further payment of $4.5 million to ACF within 12 months after closing. During the second quarter of 2006, the Company completed the purchase of ACF's interest in Aquas Blancas by making the final balance of $4.5 million including interest of $120,000.

The acquisition has been accounted for using the purchase method. The purchase price and the fair values of the net assets acquired are as follows:

Purchase price:	
Cash paid	$ 11,200,000
Repayment of ACF debt by AAM Chile – joint venture partner's share	2,142,621
Payable to ACF within 12 months of closing	4,500,000
Acquisition expenses	751,811
Release of ACF obligation	2,321,360
Portion of loan receivable attributable to ACF	363,383
ACF's portion of deferred income	(379,635)
	$ 20,899,540
Net assets acquired:	
Working capital	$ 3,020,575
Mining properties	19,289,341
Property, plant and equipment	3,276,088
Future income taxes	(4,686,464)
	$ 20,899,540

As required by Canadian generally accepted accounting principles, the Company recorded future income tax liabilities of $497,579 in respect of inventories and $4,188,885 in respect of mineral properties as an adjustment to the purchase price allocation to reflect the fact that the Company has no tax deductible basis in the fair value increment above the book value of these acquired assets.

6. LOANS PAYABLE

(a) As at December 31, 2006, AAM Chile has bank loans totaling nil (2005 - $1,348,223). Accrued interest to the Company at December 31, 2006 was nil (2005-$7,002).

(b) As at December 31, 2006, AAM Chile has a leasing arrangement with a Chilean financing company for machinery. The principal amount of the lease is $342,866 (2005 - $79,500) repayable over 2-3 years with a buyout option and an interest rate of approximately 8%. As at December 31, 2006, the outstanding amount of the lease to the Company was $299,482 (2005 - $27,861).

7. NOTE PAYABLE

	December 31, 2006	December 31, 2005
Note payable	$2,677,527	$2,944,570
Current portion	(280,395)	(267,043)
	$2,397,132	$2,677,527

On June 18, 1999, the Company concluded a Purchase and Sale Agreement with the original owners of the Aguas Blancas property, whereby the Company purchased 100% of the original owners' existing and future rights, title and interest pertaining to the Aguas Blancas Project (the "Purchase Agreement"). In consideration for the transfer by the original owners to the Company, the Company agreed to pay the original owners $4.8 million (the "purchase price"), of which $500,000 was paid on signing of the Purchase Agreement with the balance of $4.3 million payable in annual installments over a fifteen year period, and bearing simple interest at the rate of 5% per annum. The Company has the right to pay out the balance of the purchase price, with accumulated interest to the date of such payout, at any time without penalty.

Mr. Adolf Lundin guaranteed the arrangement with the original owners. In consideration for this guarantee, the Company issued to Mr. Adolf Lundin 677,724 shares of the Company at a deemed value of CDN$0.54 per share and agreed to grant to Mr. Adolf Lundin a first fixed charge on the mineral properties comprising the Aguas Blancas Project.

As a condition precedent of the original Acquisition Agreement with ACF, Mr. Adolf Lundin agreed to waive his security interest over the Aguas Blancas Project. The Company has agreed to issue 200,000 common shares of the Company (subject to regulatory approval) to the estate of Mr. Adolf Lundin in respect of consideration for this waiver.

8. SHARE CAPITAL

(a) The authorized share capital consists of an unlimited number of common shares with no par value.

(b) Common shares were issued as follows:

	Shares	Amount
Balance, December 31, 2004	55,082,725	$ 32,107,130
Shares issued:		
Private placement, net (i)	35,000,000	27,187,930
Acquisition of ACF's interest (ii)	150,000	119,550
Stock options exercised	100,000	47,055
Transfer of contributed surplus on exercise of stock options	-	19,134
Balance, December 31, 2005	90,332,725	$ 59,480,799
Stock options exercised	1,535,000	845,750
Private placement (iii)	22,000,000	23,866,145
Transfer of contributed surplus on exercise of stock options	-	331,662
Balance, December 31, 2006	113,867,725	$ 84,524,356

(i) To fund the acquisition of ACF's interest and for general working capital, the Company completed on April 28, 2005 a private placement of 35 million shares at a price of CDN$1.00 per share for gross proceeds of CDN$35 million.

(ii) In connection with the acquisition of ACF's interest in AAM Chile (Note 5(a)), the Company on closing of the transaction issued 150,000 common shares of the Company to a consultant.

(iii) During the quarter ended September 30, 2006, the Company completed a non-brokered private placement of 22 million common shares at a price of CDN$1.25 per share for gross proceeds of CDN$27.5 million. A 4% finder's fee was payable on a portion of the private placement, amounting to approximately CDN$520,000.

(c) The Company has a stock option plan (the "Plan") in which 7.5 million common shares have been made available for the Company to grant incentive stock options to certain directors, officers, employees and consultants of the Company. The number of common shares reserved under the Plan was based on 10% of the issued and outstanding share capital of the Company. The term of any option granted under the Plan will be fixed by the Board of Directors and may not exceed 10 years from the date of grant. No optionee shall be entitled to a grant of more than 5% of the Company's outstanding shares. Consultants and any employees conducting investors relations activities shall not be entitled to a grant of more than 2% of the Company outstanding shares. In general, stock options granted under the Plan have a term of two years, except for certain grants which are subject to vesting provisions over a period of approximately one year.

The continuity of incentive stock options issued and outstanding during 2006 and 2005 is as follows:

Options	2006		2005	
	Number of shares	Weighted-average exercise price	Number of shares	Weighted-average exercise price
Outstanding at beginning of year	3,935,000	CDN$0.85	1,535,000	CDN$0.58
Granted	1,775,000	CDN$1.19	2,500,000	CDN$1.00
Exercised	(1,535,000)	CDN$0.63	(100,000)	CDN$0.58
Cancelled	(20,000)	CDN$1.30	-	-
Outstanding at end of year	4,155,000	CDN$1.07	3,935,000	CDN$0.85
Exercisable at end of year	3,567,500	CDN$1.07	3,935,000	CDN$0.85

Option prices, when granted, reflect current trading values of the Company's shares. The options outstanding at December 31, 2006 have exercise prices ranging from CDN$1.00 to CDN$1.30 and expire between April 28, 2008 to October 9, 2009 and have a weighted-average remaining contractual life of approximately 2 years.

The fair value of options granted has been estimated using an option-pricing model with the following weighted average assumptions:

	2006	2005
(i) Average risk-free interest rate:	4.14%	3.29%
(ii) Expected life:	3 years	3 years
(iii) Expected volatility:	41%	50%
(iv) Expected dividends:	nil	nil

During the year ended December 31, 2006, stock based compensation expenses of $504,939 (2005-$743,514) has been recognized in the Consolidated Statement of Operations and Deficit. In addition, stock based compensation expenses of $30,237 (2005-nil) have been capitalized to plant and equipment related to an optionee involved with the Company's capital expansion plans.

The fair values of stock options with vesting provisions are amortized on a straight-line basis as stock-based compensation expenses over the applicable period. At December 31, 2006, the Company had an additional $74,067 (2005-nil) in stock-based compensation expense to be recognized periodically to June 30, 2007.

(d) There are no share purchase warrants outstanding.

9. RELATED PARTY TRANSACTIONS

During the year ended December 31, 2006, the Company incurred:

(a) $195,769 (2005 - $175,165) for administrative management services provided by a company owned by a director and shareholder of the Company. The administrative services agreement relating to such services expires June 30, 2008. At December 31, 2006 $2,948 (2005 - $4,093) was due to this company.

(b) legal fees of $37,369 (2005-$66,135) from a law firm of which a partner is a director of the Corporation. At December 31, 2006, $7,794 (2005-$576) was due to this law firm and is included in amounts due to related parties.

(c) $51,122 (2005 - $nil) for technical services in respect of the Aquas Blancas Project to a company related by directors in common. At December 31, 2006 $70,345 (2005 - $nil) was due to this company in respect technical services and expenses incurred.

These transactions, occurring in the normal course of operations, are measured at the exchange amount, which is the amount of consideration established and agreed to by related parties.

10. INCOME TAXES

The reconciliation of income tax computed at the statutory rates, to the tax provision is as follows:

	2006	2005
Combined Canadian Federal and Provincial statutory Income tax rate	31.00 %	34.12%
Expected income tax expense (recovery)	$ 669,954	$ (222,008)
Difference between Canadian and Foreign tax rates	260,526	(9,085)
Non deductible difference	166,955	385,332
Chilean tax losses not previously recognized	-	(3,457,838)
Losses for which no tax benefit has been recognized	(242,889)	128,459
Income tax provision (recovery)	$ 1,340,324	$ (3,175,140)
Future income tax assets		
Canadian tax loss carry forwards	$ 1,429,434	$ 1,640,945
Chilean tax losses carry forwards and other items	1,573,514	3,592,892
Mining properties and related expenditures	516,379	506,240
Capital assets and other	1,668,642	936,582
	5,187,969	6,676,659
Valuation allowance	(3,614,455)	(3,083,767)
	1,573,514	3,592,892
Resource assets (liability) – Chile	(4,846,957)	(5,526,011)
Net future income tax liability	$ (3,273,443)	$ (1,933,119)

At December 31, 2006, the Company had remaining Canadian tax losses of $4,611,026 which will expire at various dates between 2007 and 2016 and Chilean tax losses of $4,495,755 which have no expiry date.

11. CONTINGENCY

From 1997 to 2003 AAM Chile recovered approximately $2,501,140 in Value Added Taxes ("VAT") incurred on purchases of goods and services, based on the premise of future exports. To recover this VAT in advance, AAM Chile renegotiated the terms of its original agreement on November 26, 2001, by committing to export the equivalent of $21,520,000 by June 30, 2004. AAM Chile signed interest-bearing promissory notes amounting to $3,204,555, which includes interest and fines, to the Chilean government, and which matured on June 30, 2004. AAM Chile has requested the release of the promissory notes.

12. SEGMENTED INFORMATION

The Company operates in one industry, the production or exploration for iodine, sodium sulphate and potassium nitrates. Significantly all of the Company's fixed assets, mineral property and related deferred exploration assets are located in Chile.

ATACAMA MINERALS CORP.
CORPORATE DIRECTORY
December 31, 2006

OFFICERS
Lukas H. Lundin,
Chairman
Edward F. Posey,
President
and Chief Executive Officer
Brian Kennedy
V.P. Operations
Wanda Lee
Chief Financial Officer
Sandy Kansky,
Corporate Secretary
Gustavo Varela
Atacama Minerals Chile S.C.M.
Chief Financial Officer

DIRECTORS
Richard P. Clark
Chair, Compensation Committee
Paul K. Conibear
Corporate Governance and
Nominating Committee
Compensation Committee
Audit Committee
John Craig
Chair, Corporate Governance and
Nominating Committee
Ronald Hochstein
Corporate Governance and
Nominating Committee
Chair, Audit Committee
Lukas H. Lundin
Compensation Committee
Barry Needham
Audit Committee
Edward F. Posey

AUDITORS
PricewaterhouseCoopers LLP
Vancouver, British Columbia, Canada

BANKERS
Canadian Imperial Bank of Commerce
Vancouver, British Columbia, Canada

SOLICITORS
Cassels Brock & Blackwell
Toronto, Ontario
Canada

Grasty Quintana Majlis & Cia
Santiago, Chile

COMPANY HEAD OFFICE
Suite 2101 - 885 West Georgia Street
Vancouver, British Columbia
Canada V6C 3E8
Telephone: (604) 689-7842
Fax: (604) 689-4250

CHILEAN OFFICES
Felix de Amesti 124
No. 41, Las Condes
Santiago, Chile

Pedro Lagos 1090, Office 302,
Edificio Costanera
Iquique, Chile

REGISTERED OFFICE
Suite 2101 - 885 West Georgia Street
Vancouver, British Columbia
Canada V6C 3E8

RECORDS OFFICE
Toronto, Ontario, Canada

SHARE CAPITAL
Authorized: Unlimited number of common shares
Issued and Outstanding at April 26, 2007:
113,867,725 shares

REGISTRAR AND TRANSFER AGENT
Computershare Trust Company of Canada
Vancouver, British Columbia
Toronto, Ontario
Canada

SHARE LISTING
TSX Venture Exchange
Atacama Minerals Corp. (AAM)

Management's discussion and analysis for the years ended December 31, 2006 and 2005, filed April 30, 2007

ATACAMA MINERALS CORP.
MANAGEMENT'S DISCUSSION AND ANALYSIS
(Amounts in United States Dollars unless otherwise indicated)
DECEMBER 31, 2006 AND 2005

Management's discussion and analysis ("MD&A") focuses on significant factors that have affected Atacama Minerals Corp. (the "Company") and its subsidiaries performance and such factors that may affect its future performance. In order to better understand the MD&A, it should be read in conjunction with the consolidated financial statements for the years ended December 31, 2006 and 2005 and related notes therein. The financial information in this MD&A is derived from the Company's consolidated financial statements prepared in accordance with Canadian generally accepted accounting principles. The effective date of this MD&A is April 26, 2007.

Additional information about the Company and its business activities is available on SEDAR at www.sedar.com.

OVERVIEW

The Company, through its subsidiary, Inversiones Aguas Blancas Limitada, holds a 100% interest since May 3, 2005 in the Aguas Blancas mine ("Aguas Blancas") located in the Atacama Desert of northern Chile. All of the assets related to Aguas Blancas are owned by Atacama Minerals Chile S.C.M. ("AAM Chile"). Since the acquisition of ACF Minera SA ("ACF")'s 50% interest in Aguas Blancas on May 3, 2005, the Company has consolidated 100% of the assets, liabilities and operations of AAM Chile in its financial statements. Prior to May 3, 2005, the Company held a 50% interest and had proportionately consolidated 50% of the assets, liabilities and operations.

The Aguas Blancas mine commenced production of iodine in 2001 and to May 3, 2005 was operated by ACF. The Company is in the process of expanding iodine production and carrying out nitrate studies. During the fourth quarter of 2006, management studied the preliminary results of the feasibility study for production of sodium sulphate and made the decision to focus on the feasibility of production of nitrate fertilizers. The sodium sulphate project has been suspended pending improvements in market conditions and construction costs.

2006 HIGHLIGHTS

Equity financing

During 2006, the Company completed a private placement of 22 million shares at a price of CDN$1.25 per share for gross proceeds of CDN$27.5 million. The funds from the private placement are expected to fund the development of the Aguas Blancas Mine and for working capital.

Aguas Blancas

Increase in Ore Reserves

As a result of the on-going drill program at Aguas Blancas, the Proven and Probable reserves at Aguas Blancas as of July 2006 had increased to a total of 24.6 million tonnes at an average grade of 522 ppm iodine, 3.1 percent nitrate and 18.6% sulfate - an increase of approximately 4 million tonnes, or twenty percent, from the previous estimate made in June, 2005. During the period June 2005 to July 2006, approximately 2.1 million tonnes of ore was extracted and processed. With the success of the on-going drill program in finding new ore, there has been essentially no net change to the overall resource base as shown in the following table.

The new Reserve and Resource estimates are as follows:

Category	Tonnes (millions)	Iodine (I_2 in ppm)	Sulphate (SO_4 in %)	Nitrate (NO_3 in %)
Reserves				
Proven	3.566	589	27.8	1.98
Probable	21.078	511	17.1	3.29
Total	24.644	522	18.6	3.10
Resources				
Measured	3.898	613	28.2	1.92
Indicated	23.635	532	17.4	3.40
Total	27.533	543	18.9	3.19
Inferred	51.636	451	9.0	1.94

The Measured and Indicated resources are inclusive of the reported Proven and Probable reserves, which represent those parts considered as being economically viable, according to CIM Definitions and Guidelines as required by National Instrument 43-101.

Increase in Production

Iodine production at Aguas Blancas was significantly higher at 891 mt for the year ended December 31, 2006, as compared to 646 mt for 2005, an increase of 38%. The increase in production is a result of the Company's operational improvements, higher mine production and higher iodine grades being mined. Iodine production rates at year-end reached 82 tonnes per month with expectations for increasing to an average of 100 tonnes per month as operating improvements progress.

Mine production increased to an average rate of 300,000 tonnes per month by adding an additional mining front in the northwestern portion of the deposit known as the "Repasos" area. The amount of 100,000 tonnes is being mined and sent to the leach pads each month from this area. The amount of 200,000 tonnes per month is being mined from the central portion of the deposit, or "Virgin" area, where use of a continuous mining machine has allowed for better control of dilution and higher overall average grades of iodine delivered to the leach pads. The continuous mining machine eliminates the need for drilling and blasting in the mining operations making this method safer and more efficient.

Selected operational information for Aguas Blancas for the year ended December 31, 2006 compared to 2005 is set out in the following table:

	December 31, 2006	December 31, 2005
Tonnes Mined (Mt)	3,212,586	2,291,904
Iodine Grade (ppm)	731	554
Iodine Produced (Mt)	891	646
Iodine Sold (Mt)	858	752

Agitated leach plant

An agitated leach pilot plant commissioned in April 2006 has resulted in a successful testing program demonstrating that mechanical agitated leaching is more efficient than the current heap leaching methods being used. Based on these results, the Company has initiated the design and construction of a full scale mechanical agitated leach plant to replace heap leaching in the fourth quarter of 2007.

The agitated leach pilot plant demonstrated greater efficiency in water use with much higher recoveries of iodine and nitrate/sulfate salts from the "caliche" ore. In addition the time required for the leaching process to recover these elements is reduced from a period of several months to a matter of hours. The new full-scale agitated leach plant will have a design capacity of 1,500 tonnes of iodine per year.

Nitrates and Sulphates Studies

Preliminary feasibility studies were initiated in 2006 for the production of sodium sulphate used in laundry detergent and nitrates used as fertilizers to be recovered from the brine solutions emitted from the iodine plant. In this regard, new evaporation ponds were completed in the first half of the year covering an area of 1.24 million square meters for the eventual precipitation and recovery of the contained salts. During the fourth quarter of 2006, management studied the preliminary results of the feasibility studies and made the decision to focus on the feasibility of production of nitrate fertilizers. The feasibility of sodium sulphate production was suspended pending improvements in market conditions and construction costs.

Staff Changes

In the second half of the year, Company management was strengthened by the addition of a new Vice President of Operations for Atacama Minerals Corp., a new Chief Financial Officer ("CFO") for AAM Chile and several other changes and additions.

Mr. Brian Kennedy, formerly of AMEC Consulting in Phoenix, Arizona, accepted the position of Vice President of Operations on October 13, 2006. Mr. Gustavo Varela accepted the position of CFO for AAM Chile based in the Company's Santiago, Chile, office. Mr. Juan Jones, Iodine Plant Manager at the Aguas Blancas Mine, was promoted to Assistant to the Vice President of Operations, to be re-located in the Santiago office.

In addition, Management made the decision to centralize offices in the city of Santiago, Chile, with the addition of a marketing representative, Mr. Jaime Letelier, and the eventual closing of the office located in Iquique, Chile, in the first half of 2007.

Cost-cutting Program

A program of cost-cutting initiatives was instigated by Management in 2006 for which positive results are expected in 2007. Among other things, insurances, contracts, work environment and utilization of staff and personnel are under review.

SELECTED ANNUAL INFORMATION

	Year ended December 31, 2006	Year ended December 31, 2005	Year ended December 31, 2004
Statement of Operations Data (000's)			
Total Revenue	$ 18,821	$ 12,649	$ 5,225
Earnings (loss) before interest, income taxes and depletion, depreciation and amortization ("EBITDA")	$ 6,276	$ 1,290	$ (315)
Interest	$ 267	$ 325	$ 101
Future income taxes (recovery)	$ 1,340	$ (3,175)	$ (387)
Depletion, depreciation and amortization	$ 2,508	$ 1,616	$ 989
Net Income (Loss)	$ 2,161	$ 2,524	$ (1,018)
Data per Common Share			
Basic Income (Loss)	$ 0.02	$ 0.03	$ (0.02)
Diluted Income (Loss)	$ 0.02	$ 0.03	$ (0.02)
Balance Sheet Data (000's)			
Total Assets	$ 87,710	$ 64,669	$ 27,782
Long Term Liabilities	$ 5,671	$ 4,611	$ 5,915

Effective May 3, 2005, the Company acquired ACF's 50% interest in the Aguas Blancas mine. Results prior to this date represent 50% of the results from AAM Chile.

SELECTED QUARTERLY INFORMATION

Financial Data for 8 Quarters								
Three months Ended	**Dec-06**	**Sep-06**	**Jun-06**	**Mar-06**	**Dec-05**	**Sep-05**	**Jun-05**	**Mar-05**
A. Total revenues ($000's)	4,788	4,673	4,990	4,370	4,381	5,436	1,728	1,103
B. Income (loss) before Extraordinary items ($000's)	(1,222)	1,305	1,301	777	1,826	1,158	(609)	150
C. Net income (loss) ($000's)	(1,222)	1,305	1,301	777	1,826	1,158	(609)	150
D. Income (loss) per share (basic) ($)	(0.01)	0.01	0.01	0.01	0.02	0.01	(0.01)	0.00
E. Income (loss) per share (diluted) ($)	(0.01)	0.01	0.01	0.01	0.02	0.01	(0.01)	0.00

QUARTERLY ANALYSIS

The results for the four quarters of 2006 and for the second, third and fourth quarters of 2005 represent a 100% ownership of Aguas Blancas effective May 3, 2005. Revenue during these quarters was greater than the first and second quarters in 2005 as a result of the acquisition of ACF's 50% interest in Aguas Blancas, higher sales volume, and higher iodine prices. Revenue was higher in the third quarter of 2005 as a significant amount of warehoused inventory was sold in addition to sales of monthly production.

The lower net income for the fourth quarter of 2006 is mainly attributed to future income tax expenses on utilization of loss carry forwards.

Net income for the second quarter of 2005 was adversely affected by the accounting treatment of the ACF portion of inventory acquired and sold to third parties. The accounting rules required that the ACF inventory be valued at fair market value, which was greater than the book value. This resulted in an increase in the cost of goods sold and a decrease in net income.

COMPARISON OF THE 2006 AND 2005 FINANCIAL YEARS

Results of operations

The Company's consolidated results of operations include 100% of the revenue and expenses from Aguas Blancas for the year ended December 31, 2006. Prior to May 3, 2005, the Company proportionately consolidated 50% of the results of operations of Aquas Blancas.

Sales revenue from Aguas Blancas was 48% higher at $18.8 million for the year ended December 31, 2006 as compared to $12.7 million in 2005. The increase in sales revenue is due to the acquisition of ACF's 50% interest in Aguas Blancas, higher sales volume and higher iodine prices. Costs of goods sold were comparable at $10.0 million for the year ended December 31, 2006 as compared to $9.7 million for 2005 following adjustment for the value of inventory on heap leach and in process. Production costs, including costs capitalized to inventory, were adversely affected during 2006 by increased costs for fuel, sulfur and other operating supplies.

General and administrative expenses for the year ended December 31, 2006 were $2.6 million, an increase of $292,000 or 13% compared to 2005. The increase is primarily due to an increase in project investigation costs as the Company reviews various projects for possible acquisition/investment. Sales and administrative expense were higher in 2006 due to additional staff and management costs in Chile. Certain costs of the Chilean offices were reclassified from costs of goods sold to general and administrative expenses in order to better reflect the nature of operating activities of the Chilean offices. Total stock based compensation expenses were lower in 2006 as compared to 2005.

The Company's net income before interest expense and future income taxes was $3.8 million, an increase of $4.1 million as compared to a net loss before interest expense and future income taxes recovery for the year ended December 31, 2005. The increase in income is primarily a result of increased revenue from Aguas Blancas.

The Company's net income for the year ended December 31, 2006, however, was $2.2 million as compared to $2.5 million for the year ended December 31, 2005 following the effect of income tax changes and recoveries.

LIQUIDITY AND CAPITAL RESOURCES

At December 31, 2006, the Company had cash of $21.3 million and working capital of $26.4 million as compared to cash of $8.5 million and working capital of $7.8 million at December 31, 2005. The increase in working capital is mainly due to receipt of CDN$27.5 million from a non-brokered private placement of 22 million common shares at a price of CDN$1.25 per share, which closed on July 14, 2006. A 4% finder's fee was payable on a portion of the private placement, amounting to approximately CDN$520,000. Net proceeds of the private placement are used to fund the ongoing development of the Aguas Blancas and for general working capital.

Net cash from operating activities was $5.9 million for the year ended December 31, 2006 and consisted mainly of net income of $2.2 million, adjusted mainly for non-cash items of $2.5 million of depletion, depreciation and amortization, $1.3 million of future income taxes expenses and $505,000 in respect of stock based compensation expense.

Net cash from financing activities for the year ended December 31, 2006 totaled $23.4 million and consisted primarily of proceeds of $24.7 million from the private placement of 22 million common shares at a price of CDN$1.25 per share and $846,000 from exercise of stock options, offset by the repayment of bank loans of $1.1 million and note payable of $267,000.

Net cash used in investing activities for the year ended December 31, 2006 was $16.0 million and consisted mainly of the purchase of plant and equipment of $10.4 million for capital expansion and repayment of the balance due to ACF of $4.5 million for the purchase of ACF's interest in Aguas Blancas.

Based on the Company's financial position at December 31, 2006 and the operating cash flows that are expected from Aguas Blancas, the Company believes that it has the funds required to finance the full agitated leach plant and complete the feasibility studies for nitrates. Additional funding possibly through debt financing will be required to complete the nitrates production plans.

RECENT ACCOUNTING PRONOUNCEMENTS

Financial Instruments – Recognition and Measurement

On January 27, 2005, the CICA issued Section 3855 of the Handbook titled Financial Instruments - Recognition and Measurement. It expands Handbook section 3860, Financial Instruments - Disclosure and Presentation, by prescribing when a financial instrument is to be recognized on the balance sheet and at what amount. It also specifies how financial instrument gains and losses are to be presented.

All financial instruments will be required to be classified into various categories. Held to maturity investments, loans and receivables are measured at amortized cost with amortization of premium or discounts and losses and impairment included in current period interest income or expense. Held for trading financial assets and liabilities are measured at fair market value with all gains and losses included in net income in the period in which they arise. All available for sale financial assets are measured at fair market value with revaluation gains and losses included in other comprehensive income until the asset is removed from the balance sheet and gains and losses included in net income. All other financial liabilities are to be carried at amortized cost.

The mandatory effective date is for fiscal years beginning on or after October 1, 2006, with optional early recognition for fiscal years beginning on or after December 31, 2004. The Company intends to adopt this standard in its fiscal year ending December 31, 2007.

At present, the Company's most significant financial instruments are cash, short term deposits, accounts receivable and accounts payable. This new section requires little difference in accounting for these financial instruments from current standards.

Comprehensive Income

The new Handbook section 1530 - Comprehensive Income introduces a new requirement to temporarily present certain gains and losses outside of income. Section 1530 defines comprehensive income as a change in the equity of an enterprise during a period from transactions and other events from non-owner sources. Assets that are classified as available for sale will have revaluation gains and losses included in other comprehensive income until the asset is removed from the balance sheet.

At present, the Company has no investments in shares of arm's length companies that may be classified as available for sale investments.

The effective date of this section is for fiscal years beginning on or after October 1, 2006, with optional early recognition for fiscal years beginning on or after December 31, 2004.

International Financial Reporting Standards

Within the next five years, Canadian generally accepted accounting principles for publicly accountable enterprises are expected to be replaced with International Financial Reporting Standards ("IFRS"). The Company will address the impact of the adoption of IFRS as and when the transition requirements become more clearly defined. It is possible that the adoption of IFRS will have a material impact on the Company's financial statements.

RELATED PARTY TRANSACTIONS

During the year ended December 31, 2006, the Company incurred:

(a) $196,000 (2005 - $175,000) for administrative management services provided by a company owned by a director and shareholder of the Company. The administrative services agreement relating to such services will expire June 30, 2008. At December 31, 2006 $3,000 (2005 - $4,000) was due to this company.

(b) legal fees of $37,000 (2005-$66,000) from a law firm of which a partner is a director of the Corporation. At December 31, 2006, $8,000 (2005-$600) was due to this law firm and is included in amounts due to related parties.

(c) $51,000 (2005 - $nil) for technical services in respect of the Aquas Blancas Project to a company related by directors in common. At December 31, 2006 $70,000 (2005 - $nil) was due to this company in respect of technical services and expenses incurred.

OUTSTANDING SHARE DATA

As at April 26, 2007, the Company had 113,867,725 common shares outstanding and 4,155,000 share options outstanding under its stock-based incentive plan. As at the same date, the Company had no share purchase warrants outstanding.

FINANCIAL INSTRUMENTS

The Company's financial instruments consist of cash, accounts receivable, accounts payable, note payable and amount due to related parties. The carrying amounts reported in the consolidated balance sheets for cash and cash equivalents, accounts payable and accrued liabilities, amount due to related parties approximate fair value because of the immediate or short-term maturity of these financial instruments. The fair value of the note payable cannot be determined by management as this kind of financial instruments is not readily available to the Company.

DISCLOSURE CONTROLS AND PROCEDURES

The Company's Chief Executive Officer ("CEO") and CFO are responsible for establishing and maintaining the disclosure controls and procedures of the Company, and have so certified, as required by Multilateral Instrument 52-109. These officers have evaluated the effectiveness of the Company's disclosure controls and procedures as of December 31, 2006 and have concluded that the disclosure controls and procedures at the Company provide management a reasonable level of assurance that information required to be disclosed by the Company on a continuous basis and in annual and interim filings or other reports is recorded, processed, summarized, and reported or disclosed on a timely basis as required.

INTERNAL CONTROLS OVER FINANCIAL REPORTING

Management is responsible for certifying the design of the Company's internal control over financial reporting as required by Multilateral Instrument 52-109 – "Certification of Disclosure in Issuers' Annual and Interim Filings."

The Company's internal control over financial reporting is intended to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with applicable generally accepted accounting principles ("GAAP"). Internal control over financial reporting should include those policies and procedures that establish the following:

- Maintenance of records in reasonable detail that accurately and fairly reflect the transactions and dispositions of our assets;
- Reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with applicable GAAP;
- Receipts and expenditures are only being made in accordance with authorizations of management and the Board of Directors; and
- Reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management, including the CEO and CFO, carried out an assessment of the design of the Company's internal controls over financial reporting as of December 31, 2006. The Company determined that it did not design effective controls over the assessment of the recoverability of future tax assets and the appropriateness of their valuation allowances. Specifically, the Company did not have effective controls in place related to the processes around the underlying data used to support the recoverability of future tax assets. Management is currently considering appropriate actions to remediate this design deficiency.

RISKS AND UNCERTAINTIES

The operations of the Company are speculative due to the high risk nature of its business which includes the acquisition, financing, exploration, development and operation of mining properties. These risk factors could materially affect the Company's future operations and could cause actual events to differ materially from those described in forward-looking statements relating to the Company. The more significant ones include:

Commodity Price Risk: The Company's revenue is predominately affected by the fluctuation in iodine prices. If the price of iodine should drop significantly, the economic prospects of the Company's ongoing operations could be significantly reduced or rendered uneconomic.

Financial Markets: The Company is dependent on the debt and equity markets to finance its initiatives. There is no assurance that the Company will be successful in obtaining additional financing on a timely basis.

Political Risk: Exploration and mining are presently carried out in Chile. Political risks may adversely affect the Company's existing assets and operations. Real and perceived political risk may also affect the Company's ability to finance capital expansion projects and future mine development opportunities.

Currency Risk: Business is mainly transacted by the Company in the Chilean and US currencies. Fluctuations in exchange rates may have a significant effect on the cash flows of the Company. Future changes in exchange rates could materially affect the Company's results in either a positive or negative direction.

Environmental Risk: The Company seeks to operate within environmental protection standards that meet or exceed existing requirements in the countries in which the Company operates. Present or future laws and regulations, however, may affect the Company's operations. Future environmental costs may increase due to changing requirements or costs associated with exploration and the developing, operating and closing of mines. Programs may also be delayed or prohibited in some areas. Although minimal at this time, site restoration costs are a component of exploration expenses.
Title Risk: The Company has investigated its right to explore and exploit its properties and, to the best of its knowledge, those rights are in good standing. However, the results of the Company's investigations should not be construed as a guarantee of title. No assurance can be given that applicable governments will not revoke or significantly alter the conditions of the applicable exploration and mining authorizations nor that such exploration and mining authorizations will not be challenged or impugned by third parties.

Water and Power Risks: The viability of the Company's operations rely on sufficient volumes of economically provided water and power supply. As the water comes from aquifers in an arid environment there is some risk to long term supply. Recently, Chile has experienced power supply shortage and increased costs. While the Company is taking steps to increase its water and power supply for expansions and long term stability, there is no guarantee this will be achieved.

Mineral Resources and Reserves: These have been and continued to be assessed with the assistance of independent experts but the very nature of mineral resource formation comes with the same inherent risk that tonnes, densities and grades could vary from those predicted despite the Company's regular third party assessments and ongoing exploration efforts.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements contained in the foregoing Management's Discussion and Analysis and elsewhere constitute forward-looking statements. Such forward-looking statements involve a number of known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date the statements were made, and readers are advised to consider such forward-looking statements in light of the risks set out above.

OFF-BALANCE SHEET AGREEMENTS

The Company has no off-balance sheet arrangements.

OUTLOOK

Iodine production has been increased to a current annualized level of 984 tonnes per annum as a result of the Company's on-going improvement program at Aguas Blancas with continuing improvements expected to result in higher levels in 2007. An agitated-leach pilot plant has been in operation with successful results and detailed engineering has commenced on the full scale agitated leach facility. The results of the pilot plant have been used to define the parameters of the full-scale agitated leach plant, expected to be operational in the last quarter of 2007 with a minimum iodine capacity of 1,500 tonnes per annum. Furthermore, the Company is progressing with the feasibility studies for development of nitrate fertilizer production. A series of large evaporation ponds are now complete and ponds are being filled with iodine plant discharge solution containing sulphate and nitrate salts for eventual precipitation and production of plant feedstock. The Company expects to make a decision on production of nitrate fertilizers during the first half of 2007.

The iodine market remains robust with year-end sales averaging $22.00 per kg. Iodine production was increased at Aguas Blancas by 38% in 2006 over 2005 with the Company holding 3.3% of the world market of 26,900 tonnes. Growth in demand for iodine during 2006 was stimulated by the increased use of iodine in the production of polarizing film for LCD screens (8%) used in computers and televisions. Also, significant growth has occurred in the use of iodine as an X-ray contrast media (20%). Other uses of iodine have remained strong with idophors and biocides (18%), human and animal nutrition (12%), pharmaceuticals (13%), nylon (7%), fluorine derivatives (6%) and other miscellaneous uses (16%). The demand for iodine is currently experiencing a growth rate of approximately 3.5% per year, or 1,000 tonnes per year.

The iodine produced at Aguas Blancas is of very high quality and widely accepted in world markets. The many uses of iodine coupled with the growing market and the firmly established position of the Company in this market.

World-wide use of inorganic nitrate fertilizers has experienced a 5% growth in the last five years with current demand of approximately 1.3 million tonnes per year. Potassium nitrate, sodium nitrate and mixed sodium-potassium nitrate fertilizers from Chile are considered natural in origin and find world-wide application as specialty fertilizers in growing tobacco, fruits and vegetables. The outlook for the future production of nitrate fertilizers at Aguas Blancas will depend on results of final feasibility studies.

News release, filed April 19, 2007

ATACAMA MINERALS CORP.

2101 - 885 West Georgia Street, Vancouver, B.C. Canada V6C 3E8
Telephone: (604) 689-7842 • Facsimile: (604) 689-4250 • www.atacama.com

NEWS RELEASE

ATACAMA MINERALS HOLDS GROUND-BREAKING CEREMONY FOR NEW AGITATED LEACH PLANT

Vancouver, British Columbia – April 18, 2007 – Atacama Minerals Corp. ("Atacama" or the "Company") (TSX Venture: AAM) is pleased to announce a ground-breaking ceremony was held for the Company's new agitated leach plant on April 17, 2007, at the Aguas Blancas Mine in northern Chile. The ceremony was held under the direction of Company President, Edward F. Posey and the Region II Representative of Chilean President M. Bachelet, Intendenta Marcela Hernando. Several local dignitaries and mining authorities were also in attendance.

The decision by Atacama Minerals to build a full-scale mechanical agitated leach plant was made after a year of successful pilot plant testing. The conversion from the current heap leaching method to full agitated leach is expected to increase overall iodine recovery from the current level of 60% to a level in excess of 85% with an accompanying overall decrease in the use of water The new plant is expected to be operational by years' end giving the Company the capability to increase production from 1,000 to 1,500 tonnes of high quality iodine per year. The total estimated cost of the new plant is $25.5 million, expected to be funded by internal cash flow.

Mr. Posey, President of the Company stated "the conversion from heap leaching to agitated leaching is not only more efficient with less use of water, but will increase the overall life of mining operations. We are proud to be the first company in Chile to utilize this particular method for this type of mining operation".

Intendenta Marcel Hernando stated that "this new project is not only a valuable contribution to building the mining economy of Region II, but is also an important source of employment in support of the economic and social life of the region".

Atacama Minerals Corp. is an industrial minerals company producing lodine from its 100% owned Aguas Blancas Mine in the Atacama Desert of northern Chile. The Aguas Blancas Mine has been in production since 2001 and is currently producing at an average rate of 80 tonnes of high purity iodine per month. Expansion plans are currently underway to increase iodine production to a rate of 120 tonnes per month through the conversion from heap leaching to mechanical agitated leach by the fourth quarter of this year.

On Behalf of the Board,

Edward F. Posey
President

For further information, please contact:
Sophia Shane, Corporate Development (604) 689-7842

Notice of the meeting and record date, filed March 29, 2007

Computershare

Computershare Trust Company of Canada
510 Burrard Street, 3rd floor
Vancouver, BC V6C 3B9
Tel: 604.661.9400
Fax: 604.661.9401

March 28, 2007

Dear Sirs: All applicable Exchanges and Commissions

Subject: ATACAMA MINERALS CORP.

We advise the following with respect to the upcoming Meeting of Shareholders for the subject Corporation:

1.	Meeting Type	: Annual General and Special Meeting
2.	CUSIP/Class of Security entitled to receive notification	: 045921103/CA0459211037/COMMON
3.	CUSIP/Class of Security entitled to vote	: 045921103/CA0459211037/COMMON
4.	Record Date for Notice	: 26 Apr 2007
5.	Record date for Voting	: 26 Apr 2007
6.	Beneficial Ownership determination date	: 26 Apr 2007
7.	Meeting Date	: 06 Jun 2007
8.	Meeting Location	: 2101 - 885 Wesst Georgia St. Vancouver, BC V6C 3E8

Sincerely,

"Brian Kim"
Meeting Specialist
Client Services Department
Tel: 604.661.9400 Ext 4139
Fax: 604.661.9401

News release, filed February 20, 2007

ATACAMA MINERALS CORP.

2101 - 885 West Georgia Street, Vancouver, B.C. Canada V6C 3E8
Telephone: (604) 689-7842 • Facsimile: (604) 689-4250 • www.atacama.com

NEWS RELEASE

ATACAMA REPORTS 20% INCREASE IN ORE RESERVES

February 20, 2007 (AAM – TSXV) ... Atacama Minerals Corp. ("Atacama" or the "Company") is pleased to announce that as a result of the on-going drill program at its Aguas Blancas iodine/sulphate/nitrate mine in northern Chile, the total Proven and Probable reserves at Aguas Blancas has increased to a total of 24.6 million tonnes, an increase of approximately 4 million tonnes, or twenty percent, from the previous estimate made in June, 2005 (see news release dated June 16, 2005). Since that time, approximately 2.1 million tonnes of ore has been extracted and processed and with the successful step-out exploration drilling, there has been essentially no net change to the overall resource base.

The new Reserve and Resource estimates are as follows:

Category	Tonnes (millions)	Iodine (I_2 in ppm)	Sulphate (SO_4 in %)	Nitrate (NO_3 in %)
Reserves				
Proven	3.566	589	27.8	1.98
Probable	21.078	511	17.1	3.29
Total	24.644	522	18.6	3.10
Resources				
Measured	3.898	613	28.2	1.92
Indicated	23.635	532	17.4	3.40
Total	27.533	543	18.9	3.19
Inferred	51.636	451	9.0	1.94

The Measured and Indicated resources are inclusive of the reported Proven and Probable reserves, which represent those parts considered as being economically viable, according to CIM Definitions and Guidelines as required by National Instrument 43-101.

Adam Wheeler and Bob Dowdell, independent consultants and Qualified Persons pursuant to NI 43-101, were commissioned to prepare a reserve and resource estimate in accordance with NI 43-101 based on results of recent drilling, analytical results and density measurements.

The resource estimate, dated January, 2007, was based on an iodine cut-off grade of 200 ppm. The volumetric estimates were made from 3 dimensional block models utilizing commercial mine modeling software. The measured and indicated resources contain blocks estimated for iodine, sulphate, and nitrate in two domains of the Aguas Blancas area: 1) the Virgin Area, where no previous mining activity has taken place and 2) the Repasos Area, where previous selected mining of shallow nitrate has taken place. The blocks were classified as Measured (50 meter drill grid), Indicated (100 meter drill grid) and Inferred (200 meter drill grid) based on the relative confidence from supporting data for each block. The Reserve estimation parameters were governed by estimated recoverable Iodine and economic estimates which are available in the Technical Report on the Sedar website for Canadian public companies (www.sedar.com).

Sampling, quality assurance and control procedures (QA/QC) were examined and found to conform to industry standards with selected samples taken for verification by outside, independent laboratories. The Technical Report recommends continued in-fill drilling to convert known Resources to the Reserve category and also recommends continued outside exploration drilling for expansion of the overall resource base. The report also recommends on-going density measurements as standard operating procedure.

Atacama Minerals Corp. is an industrial minerals company producing Iodine from its 100% owned Aguas Blancas Mine in the Atacama Desert of northern Chile. The Aguas Blancas Mine has been in production since 2001 and is currently producing at an average rate of 80 tonnes of high purity iodine per month. Expansion plans are currently underway to increase iodine production to a rate of 120 tonnes per month through the conversion from heap leaching to mechanical agitated leach by the fourth quarter of this year.

On Behalf of the Board,

Edward F. Posey
President

For further information, please contact:
Sophia Shane, Corporate Development (604) 689-7842

Qualification certificate(s), filed February 9, 2007

CERTIFICATE OF AUTHOR

Robert S Dowdell
Mining Consultant, School House, Carrallack Lane, St Just, Cornwall, TR19 7LZ, England.
Tel/Fax: (44) 1736 788 997
E-mail: bob@dowdell.co.uk

As an assistant to Adam Wheeler, who wrote the report on the Aguas Blancas Property, I, Bob Dowdell do hereby certify that:

11. I am an independent mining consultant, based at:

    School House, Carrallack Lane, St Just, Cornwall, TR19 7LZ, England.

12. I hold the following academic qualifications:

B.Sc. (Mining Engineering)	University of Newcastle upon Tyne 1965
Ph.D. (Rock Mechanics)	University of Newcastle upon Tyne 1968

13. I am a registered Chartered Engineer (C.Eng and Eur.Ing) with the Engineering Council (UK). Reg. no. 159780.

14. I am a member in good standing of the Institute of Materials, Minerals and Mining; and the Canadian Institute of Mining, Metallurgy and Petroleum.

15. I have worked as a mining engineer in the minerals industry for over 37 years. I have experience with a wide variety of mineral deposits and evaluation techniques.

16. I am familiar with NI 43-101 and, by reason of education, experience and professional registration and I fulfill the requirements of a Qualified Person as defined in NI 43-101. My work experience includes 19 years as a mining engineer at various mines in Canada and overseas with Cominco Ltd, 1 year with an international consulting firm, 2 years with Geevor tin mines, and 15 years as an independent mining consultant, involved with evaluation and planning for both open pit and underground mines. See www.dowdell.co.uk for details.

17. I am responsible for assisting in the preparation of the technical report titled "Technical Report on the Aguas Blancas Property, Chile" dated August, 2006, relating to the Aguas Blancas Property. I visited the Aguas Blancas Site from November 22nd-25th 2005, July 25th-27th 2006, as well as on the 7th November, 2006.

18. I am not aware of any material fact, or change in reported information, in connection with the subject property, not reported or considered by me, the omission of which makes this report misleading.

19. I am independent of the parties involved in the transaction for which this report is required, other than providing consulting services.

20. I consent to the filing of the report with any Canadian stock exchange or securities regulatory authority, and any publication by them of the report.

Dated this 10th of December, 2006

Dr R S Dowdell, C.Eng.

APPENDIX A

MAPS

Technical report(s), filed February 9, 2007

TECHNICAL REPORT ON THE AGUAS BLANCAS PROPERTY, CHILE

By

Adam Wheeler, C.Eng., Eur.Ing.
Consulting Mining Engineer

January 2007

Adam Wheeler,
Mining Consultant,
Cambrose Farm,
Redruth,
Cornwall, TR16 4HT,
England.
Tel/Fax: (44) 1209-890733
E-mail : adamwheeler@btinternet.com

Ref: AB/AJW/ABJAN07

TABLE OF CONTENTS

Page

LIST OF TABLES

LIST OF FIGURES

APPENDICES

A	Maps
B	Geostatistical Plots
C	Photographs
D	Concession Details
E	Laboratory Certification
F	Processing Flowsheet

1 SUMMARY

1.1 Introduction and Overview

Adam Wheeler was requested by Atacama Minerals Corp (Atacama) to provide an independent technical report on the Aguas Blancas Property (the Property). This property is located in the II Region in northern Chile. The scope of work entailed review and access of all pertinent geological and mining data, allowing the preparation of a mineral resource and reserves estimate, and a corresponding life-of-mine plan. Recoverable products associated this study were primarily iodine, with associated sodium sulphate and potassium nitrate.

This work was completed by Adam Wheeler, with assistance from Dr. R. S. Dowdell, a qualified mining engineer. Site visits in connection with this work were completed from November 22nd-25th, 2005, July 25th-27th, 2006, as well as on the 7th November, 2006. All estimates in this report pertain to the beginning of July, 2006.

1.2 Ownership

The Aguas Blancas Property, located in the II Region, Northern Chile, consists of 101 registered mining concessions and 59 old *estacas salitreras*, covering 26,531 ha, and 32 registered exploration concessions, covering 6,800 ha. The estacas salitreras are irregularly shaped concessions granted before 1907, still valid, and covered with new concessions. In addition to that, there are 111 pending mining concessions, covering 19,827 ha. All the concessions are legally registered in the name of Atacama Minerals Chile SCM, a wholly owned subsidiary of Atacama. The concessions are free of mortgage, encumbrances, prohibitions, injunctions and litigations, and have their patents paid and up to date

(see Appendix D for a complete list of mining and exploration concessions).

The Aguas Blancas iodine deposit is located near the centre of the Property.

Atacama Minerals also has been granted water rights on 13 holes for a total water flow of 163.25 l/s. Another 11.1 l/s water flow on 3 additional holes is still pending approval. Surface rights over 5,566 ha in the plant and mining areas, as well as a 1,800 m x 25 m strip for water conduits and a 1,260 m x 36 m strip for an airport, have also been granted.

1.3 Geology and Mineralization

The property is located 95km south-east of Antofagasta, Chile, on the western side of Atacama desert, at an elevation of 1,100m. The deposit occurs on the upper slopes of large alluvial fans and consists of primarily of hard salt-cemented beds, typically up to 6m thick, referred to locally as caliche. These caliche beds were formed as distinct layers after the deposition of the host alluvial fan sediments, and through the leaching of windblown salts by infrequent rainwater, deliquescence and reworking to reaccumulate in enriched zones.

The caliche deposits belonging to Atacama extend for over 19km in length (NW-SE) with a strip up to 7km wide (SW-NE), occupying mostly flat areas and some hill slopes. They are commonly overlain by 0.2m to 1m of weakly consolidated sand and gravel, known locally as chusca, which is stripped prior to mining of the caliche.

Atacama's deposit also includes large areas which were previously worked, known locally as Repasos. These areas were worked by hand in the 1900s for nitrates, but which still contains significant iodine, both in the material which was previously worked, as well as in virgin caliche material lying underneath.

1.4 Database and Resource Estimation

The principal means of exploration of the deposit in recent times has been by reverse circulation drilling. Various drilling campaigns have been completed by different companies according to their ownership of the property. These results have also been augmented by different trenching campaigns, particularly in the area of the Repasos.

There are now a total of 2,868 holes that have been drilled, of which 2,275 holes were drilled by Atacama. The current database also includes data from 58 twin holes that were drilled as part of the AMEC study, specifically for data validation purposes. The database used for resource estimation purposes also includes data from 219 trenches, primarily in the Repasos area.

Additional work completed by Atacama or by their consultants includes a hydrogeological study, a geophysical study, an environmental study (EIA), reserve estimation updates, basic engineering reviews and feasibility studies.

The current mineral resource estimate was prepared by Adam Wheeler using industry standard methodologies, conforming to the requirements set out in National Instrument 43-101. The geological modelling work, and corresponding resource estimation, was carried out using Datamine software.

The new resource model contains estimated grades of in-situ iodine (I_2), nitrate (NO_3) and sulphate (SO_4). As well as the principal 'Virgin' area which has been the main source of caliche for recent production, the reworked 'Repasos' area has also been modelled, along with other outlying caliche areas: Santiago, Petronilla, Yungay, Maria Teresa and San Gregorio.

For each of these zones, the same modelling methodology was applied. Drillhole composites were created for intersections which in general begin and end with samples above 200ppm I2. The thickness of each composite was used to create a triangulated digital terrain model (DTM), from which a two-dimensional block model was created, with a thickness variable. For each composite, accumulations were calculated of grade x thickness. These accumulation values were subsequently interpolated into the block model, and the final grades of iodine determined for each block. The resource estimation was based on a 200ppm iodine cut-off grade.

Updated property boundaries were applied to the model, as was the limit of mining up the end of June 2006. Revised density measurements were also made of the in-situ caliche, and the results applied in the current study. The revised density values stemming from these recent measurements will have had the effect of reducing the evaluated resources, by approximately 11% for virgin material, as compared with the previous estimates. They will also have had a direct effect on the mining factors derived for the reserve estimates.

It should also be noted that the deposit has not been totally drilled off. Additional exploration drilling will most likely add to the geologic resource and subsequent reserves. Atacama is in the process of further drilling to extend the available resources outside of the currently delineated areas, as well as to upgrade and increase the amount of measured and indicated resources within the currently demarcated resource limits.

1.5 Mine and Plant Operation

The Aguas Blancas mine has been in operation since 2000. The open pit operations have a single high bench, taken down in variable heights according to the depth of the principally economic caliche material. An initial layer of *chusca*, approximately 0.5m, is initially stripped off using a bulldozer and accumulated at the sides of each mining block. Up to the end of 2005, the caliche material was broken up by drill and blasting operations. However, since February 2006 the caliche has been broken up by a continuous miner. The principal difference is in the size of the product, with the continuous miner mostly producing less than 6

inch material. It also cuts much more accurately to the caliche boundaries, producing a dramatic reduction in dilution.

Since 2000 and up to the current time, the broken material has been hauled to heap leaching pads, with an average hauling distance of approximately 6km. The average overall recovery from heap to finished product has been about 56%. The finished product is +99.9% iodine in a solid crystalline form (prills) and is sold in 50 kg drums.

Atacama intends to recover iodine in the future by agitated leach, and produce sodium sulphate and potassium nitrate from the remaining brine solutions. Potassium nitrate will be made by reacting bought-in potash (potassium chloride) with the naturally occurring sodium nitrate. The overall recoveries from these facilities are estimated to be 80% iodine (I_2), 60% sulphate (SO_4) and 61.5% nitrate (NO_3).

The full agitation leach process includes crushing/screening and dissolving salts more efficiently in a counter current agitation leach circuit. A pilot scale plant has been operating since March 2006 at iodine leach recoveries averaging 92%. The pilot plant has demonstrated that the counter current decantation and agitation leach circuit works well.

In 1997, Atacama prepared and presented an Environmental Impact Study for the Aguas Blancas project to the Regional Commission of the Environment (COREMA), which issued the Exempt Resolution Nr.012 of August 7, 1997 in favour of Atacama.

1.6 Conclusions and Recommendations

The evaluation work was carried out and prepared in compliance with NI43-101, as well as according to the guidelines of the Council of the Canadian Institute of Mining, Metallurgy and Petroleum.

The updated resource estimation of all modelled zones is shown below, incorporating all of the available drillhole data and revised density measurements, for a cut-off grade of 200ppm I_2. No mining factors, such as dilution or mining recovery have been applied to these resource figures, but they are based on minimum thickness of 0.5m.

Aguas Blancas - Measured and Indicated Mineral Resources
At 30th June, 2006

	Tonnes t x 1000	I_2 ppm	NO_3 %	SO_4 %
Measured	3,898	613	1.92	28.2
Indicated	23,635	532	3.40	17.4
Total	**27,533**	**543**	**3.19**	**18.9**

N.B. Mineral resources evaluated using a block cut-off of 200ppm I_2. Measured and Indicated resources shown are inclusive of reserves.

Aguas Blancas – Inferred Mineral Resources
At 30th June, 2006

	Tonnes t x 1000	I_2 ppm	NO_3 %	SO_4 %
Inferred	**51,636**	**451**	**1.94**	**9.0**

Reconciliation data was collected for the first 6 months of 2006, in particular for the mining blocks which have been extracted by the continuous miner. This enabled updated mining factors to be calculated, specific to the continuous miner operation. These factors were

applied in subsequent reserve calculations. The resultant reserve estimate is shown below. These reserves are only contained in the Virgin and Repasos areas. The reserves were derived by blocking out those areas of measured and indicated resources, which can make a profit, based on combined I_2, NO_3 and SO_4 benefits.

Aguas Blancas - Proven and Probable Mineral Reserves
At 30th June, 2006

Category	Tonnes t x 1000	I_2 ppm	NO_3 %	SO_4 %
Proven	3,566	589	1.98	27.8
Probable	21,078	511	3.29	17.1
TOTAL	**24,644**	**522**	**3.10**	**18.6**

N.B. In determining mining reserves, block values were calculated based on prices of $22,000/t for iodine, $80/t for sodium sulphate and $350/t for potassium nitrate.

For these reserves, a mining schedule and corresponding economic cashflow was developed. A preliminary economic assessment was also developed which includes inferred resources.

The following recommendations have been made:

1. On-going density measurements. Any new areas which will be drilled off for conversion into reserves should have at least one set of density measurements. The method being used is suitable, but additional details should also be provided for the volumetric measurements, to confirm the sand compression. New density measurements should also be taken for the Repasos areas.

2. For the Repasos area, efforts should be continued to obtain better method of sampling, so that samples can be taken more quickly through the reworked material, than the current calicatas method. Sonic and Becker drills are used in some cases to take samples through unconsolidated materials. However, these may be difficult to use in the Repasos area because of the large lumps of solid caliche that occur in them. The mine manager has some experience of drilling in similar reworked material on other similar properties, and is working to organise a suitable method at Aguas Blancas. If holes could be drilled through the reworked material, it also offers the possibility of further drilling into the virgin caliche material which is often still present underneath, and is not being evaluated at the current time.

3. Focussing of exploration drilling in those inferred parts of the Virgin area, so that these high grade areas may be evaluated and converted into reserves as quickly as possible. One such location is a large triangular shaped area not far to the south of the current mining in Sector 1, which has a relatively low drilling density and so currently is inferred.

4. Subsequently to the issuing of this report, new topographic surveys have been carried out using Lidar (Light detecting and ranging) specifically over the Repasos areas, which will allow a more precise calculation of the Repasos volumes in the future.

5. A number of steps are already taken in Atacama's on-site laboratory procedures, which are important elements in terms of quality assurance. However, it is recommended that in the future these procedures are structured, and augmented, so that they are more compatible with internationally accepted quality assurance (QA/QC) programs.

2 INTRODUCTION

2.1 Introduction

Adam Wheeler was requested by Atacama Minerals Corp (Atacama) to provide an independent technical report on the Aguas Blancas Property (the Property). This property is located in the II Region in northern Chile. The scope of work entailed review and access of all pertinent geological and mining data, allowing the preparation of a mineral resource and reserves estimate, and a corresponding life-of-mine plan. Recoverable products associated this study were primarily iodine, with associated sodium sulphate and potassium nitrate.

This work was completed by Adam Wheeler, with assistance from Dr. R. S. Dowdell, a qualified mining engineer. Site visits in connection with this work were completed from November 22nd-25th, 2005, July 25th-27th, 2006, as well as on the 7th November 2006. All estimates in this report pertain to the beginning of July, 2006.

2.2 Terms of Reference

This resource and reserves estimation work was commissioned by Atacama and completed by Adam Wheeler, an independent mining consultant, with assistance from Atacama geologists as well as from Dr. R. S. Dowdell, also an independent mining consultant. The majority of the computational work utilised the Datamine mining software system.

Adam Wheeler was retained by Atacama to provide an independent technical report on the mineral resources at Aguas Blancas as of June 30th, 2006. This technical report has been prepared for filing pursuant to National Instrument 43-101and provides information with respect to the exploration activities, resource and reserve estimations which have been undertaken by Atacama and its consultants.

The Qualified Person responsible for the preparation of this report is Adam Wheeler (C.Eng, Eur.Ing), an independent mining consultant.

2.3 Sources of Information

In conducting this study, Adam Wheeler relied on reports and information prepared by and for Atacama.

The information on which this report is based includes:

- Various studies on Aguas Blancas by PAH 1997 and 1999.
- AMEC Technical Report of the Aguas Blancas Property, May 2005.

Adam Wheeler is pleased to acknowledge the helpful cooperation of the management of Atacama, all of whom made any and all data requested available and responded openly and helpfully to questions and requests for material.

2.4 Units and Currency

All measurement units used in this report are metric, and currency is expressed in US dollars, unless stated otherwise. The currency used in Chile is the Chilean Peso. The exchange rate used in the study described in this report is 530 Chilean Pesos to US1.00.

2.5 Disclaimer

Adam Wheeler has reviewed and analyzed data provided by Atacama and its consultants and has drawn his own conclusions therefrom. Adam Wheeler has not performed any independent exploration work, drilled any holes or carried out any sampling and assaying.

Adam Wheeler performed the current estimate of resources and reserves at the Aguas Blancas property, as of June 30th, 2006. Adam Wheeler has also drawn upon previous reports prepared by AMEC and PAH.

While exercising all reasonable diligence in checking and confirmation, Adam Wheeler has relied upon the data presented by Atacama, and previous reports on the property by PAH and AMEC in formulating his opinions.

Title to the mineral lands for the Aguas Blancas property has not been investigated or confirmed by Adam Wheeler and Adam Wheeler offers no opinion as to the validity of the exploration or mineral title claimed.

3 RELIANCE ON OTHER EXPERTS

This report builds upon the NI 43-101 compliant technical report complied by AMEC. It was not in the scope of this report to verify information received from AMEC, nor was it in the scope to re-do the sections of the AMEC report that have not had material changes. Therefore the following topics are taken directly or paraphrased from the AMEC NI 43-101 compliant technical report of May 5, 2005 (available on the SEDAR website):

- Property description and location
- Accessibility, Climate, Local Resource, Infrastructure, Physiography
- History
- Geological Setting
- Deposit Types
- Mineralization

In the work described in this report, for the development of the mine plan and corresponding economic model, Adam Wheeler was also assisted by Dr. R. S. Dowdell (C.Eng), an independent mining consultant.

4 PROPERTY DESCRIPTION AND LOCATION

Please refer to "Technical Report on the Aguas Blancas Property" by AMEC for Atacama Mineral Corp, dated May 5, 2005.

5 ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE, PHYSIOGRAPHY

Please refer to "Technical Report on the Aguas Blancas Property" by AMEC for Atacama Mineral Corp, dated May 5, 2005.

6 HISTORY

Please refer to "Technical Report on the Aguas Blancas Property" by AMEC for Atacama Mineral Corp, dated May 5, 2005.

7 GEOLOGICAL SETTING

Please refer to "Technical Report on the Aguas Blancas Property" by AMEC for Atacama Mineral Corp, dated May 5, 2005.

8 DEPOSIT TYPES

Please refer to "Technical Report on the Aguas Blancas Property" by AMEC for Atacama Mineral Corp, dated May 5, 2005.

9 MINERALISATION

Please refer to "Technical Report on the Aguas Blancas Property" by AMEC for Atacama Mineral Corp, dated May 5, 2005.

10 EXPLORATION

A summary of exploration campaigns at the Aguas Blancas property is shown in Table 10-1. This includes a limited re-sampling program completed by AMEC during 2005, as well as more recent RC drilling in different areas during the last 2 years completed by Atacama.

Table 10-1 Exploration Campaign Summary

Year	Company	Activity
Late 19th Century		Pitting, mining
1988-1992	AMAX	Drilling (258 RC holes), trenching, sampling, metallurgical testing
1991	SQM	Drilling (95 RC holes)
1997	Teslin (Atacama)	Drilling (241 RC holes), trenching, PAH studies
1998-1999	Teslin (Atacama)	Drilling (520 RC holes), trenching, Bateman, PAH, Kvaerner, Geodatos studies
2005	AMEC	Drilling for data revalidation (58 RC twin holes)
2005-2006	Atacama	Drilling (789 RC holes) in outlying zones
2006	Atacama	Drilling (725 RC holes) closely spaced holes in Virgin region ahead of continuous miner
2006	Atacama	112 calicatas in Repasos area

Since May 2005, Atacama have continued with exploration drilling campaigns in other areas outside of the main Virgin areas. These are Santiago, Petronilla, Yungay, Maria Teresa and San Gregorio (see Appendix A). In these new zones, a drilling grid of 200m was generally applied. An additional 725 exploration drillholes were drilled in the Sector S1 of the Virgin area, on a 50m x 50m drilling grid, for the area in and around the region currently being mined by the continuous miner. This new sample data was combined with the sample from previous studies, including the previous AMEC evaluation (2005). A summary of the complete drillhole database is shown in Section 11, as are other details connected with reverse-circulation drilling.

An additional 112 calicatas, a form of test pit type sampling, were also taken by Atacama in the Repasos area. Some photographs of these are included in Appendix C. From these a total of 525 samples were taken.

UTM coordinates are in use on the property (Zone 19-J). Atacama have prepared various topographical contour maps with contours at every 5m on some, and every 2m on others. There are some discrepancies between the two. However, the modelling and resource estimation completed in the current study are not dependent on any of this topographical data, owing the two-dimensional block models which were built up directly from the drillhole data. Atacama is also intending in the future to complete an airborne topographical survey. One of the results of this will enable more accurate modelling of the extents, and in some cases thicknesses, of different Repasos areas.

For the drilling data in the Virgin area, problems had been reported in the AMEC (2005) study with checking the location of the SQM holes. These were re-examined in the current work, and it was found that in previous work these holes had been incorrectly plotted, apparently due to an error in the determination of the collar coordinates in the rotated grid system. The correct locations of the SQM holes have therefore now been determined. As many of the SQM holes were in fact twin holes on old AMAX holes, checks were made in the field to locate the logical groups of drillholes. The corrected SQM holes were then used in the current evaluation study.

There is a geological map for the area on a 1:250,000 scale, prepared by SERNAGEOMIN.

Although there have been various trenching campaigns in the past, the only trench data accepted for evaluation purposes was that with properly recorded data for both sample grades as well as sample depth. This trench data was from a campaign designated locally as the T-series. More recently A plan depicting all of the drillhole and accepted trench locations is shown in a map in Appendix A. This plan shows the main roads in the area of the mine, the limits of the Repasos area, and the extent of other properties in the same general region.

During 1999 Geodatos conducted a Ground Penetration Radar (GPR) study, in order to establish thickness of reworked material in the Repasos area. 35 transverse lines across the Repasos area were measured, producing 'radargrams' on each line, similar to seismic sections. This data was used by AMEC in their resource estimate of the Repasos. However, in the current study, inconsistencies seen in the available GPR data, and the better quality of the now-available calicatas data, meant that the thicknesses of the Repasos material could be extrapolated from the calicatas data. The GPR data were therefore not employed in the current resource estimation.

11 DRILLING

Table 11-1 shows a summary of all the drilling that has been completed up to the end of June 2006. A corresponding table with the number of samples taken is shown in Table 17-1.

Table 11-1. Drilling Summary

Zone	Company + Type	No. of Holes	Length (m)
Virgin	AMAX	258	1,854.0
	SQM	95	285.0
	Atacama - Exploration	761	5,221.0
	Atacama - Short Term Planning	725	1,969.5
	AMEC	58	126.5
	Sub-total	**1,897**	**9,456.0**
Santiago	Atacama	46	167.0
Petronilla	Atacama	189	698.0
Yungay	Atacama	57	144.5
Maria Teresa	Atacama	129	455.0
San Gregorio	Atacama	368	1,013.0
Total		**2,686**	**11,934**

AMAX drilled 258 reverse circulation (RC) holes between 1988 and 1992. Samples from these holes were only assayed for iodine (I_2). The re-sampling program completed in 2005 by AMEC twinned 8 of these AMAX holes.

The SQM RC holes were drilled in 1991, and samples from these were assayed for iodine (I_2) and sulphate (SO_4). Some errors in the plotted coordinates of these SQM holes were resolved in the current estimation work.

Atacama completed two exploration campaigns during 1997 and 1998 with RC drilling. In the 1997 program lithological descriptions were recorded. In both campaigns samples were assayed for I2 and water-insoluble residue (IR), and some samples were assayed for NO3, SO4, Cl, Na, K, Ca and Mg. The same assay scheme has been used fir the more recent Atacama drilling, along with lithological descriptions for all holes.

12 SAMPLING METHOD AND APPROACH

12.1 Reverse Circulation Drilling

Reverse circulation drilling has been used for all drilling campaigns since 1988. Practically all holes are vertical. In general, sampling has been done on 0.5m continuous intervals from top to bottom, regardless of local lithology. The recent Atacama drilling results since 2005 have included lithological descriptions according to the following possible codings:

pan	=	panqueque (hard crust within chusca)
cal	=	caliche
ar	=	arcilla (clay)
gra	=	gravilla (gravel)
rx	=	roca (rock)
sulf	=	sulfato (sulphate)
are	=	arena (sand)
chu	=	chusca

There is very little information on the sample recovery from this RC drilling. There are some losses apparent due to dissolution cavities, particularly in and around the lower contacts.

12.2 Trench Sampling

In excavated trenches within virgin caliche material, channel samples have been taken. Only the limited T-series of trenches have been accepted in the current estimation described in this report.

12.3 Repasos Sampling

During 2006 a new type of sampling method was applied to the Repasos area. This area of reworked material is composed of very loose material interspersed with large chunks of Virgin material, which makes it very difficult to sample by reverse circulation drilling. The new 'calicata' type samples were taken by digging a test pit with a backhoe, and piling up material in separate piles, representing approximately each 0.5m of the test pit vertically. The test pit stopped when it encountered virgin caliche material underneath. Samples were then taken from these piles and sent to the laboratory. The calicatas have therefore provided both thickness and grade information on the reworked material in the Repasos.

Photographs were taken of some of the sampled calicatas, and these are shown Appendix C. In all 112 calicatas were made, on a spacing of approximately 200m x 200m. The average depth of the calicatas was approximately 2.5m.

12.4 Density Measurements

Previous density estimates had used an average density value of 2.05t/m3, applicable to unmined caliche material. However recent reconciliation results did not seem to support this density value. In addition to this, it was difficult to obtain clear documents recording the source of this density measurement. Therefore, it was decided to take a new set of density measurements, which would meet recognized standards and would provide a much better understanding of suitable density values in terms of different regions as well as for different caliche layers vertically.

The applied method of measurement was to manually excavate approximately 0.8 cubic metre test pits and then to weigh the contents. Photographs of the density measurement method are shown in Appendix C. In the harder caliche, impact hammers and other tools had to be applied to break it up. Because of the very hard nature of the caliche, it was very hard to get clean vertical sides. The volume was therefore determined by filling the empty test pits with sand, and recording the amount of sand (in bucket loads) used. The compression of the sand was also taken into account. The average density value determined from 9 such density measurements in the Virgin area was $1.84t/m^3$. Details of the different density measurements are shown in Section 17.3.

13 SAMPLE PREPARATION, ANALYSES AND SECURITY

Prior to May, 2005 most of the Atacama samples were sent to the laboratory of the University of Antofagasta. The university commonly used Serquim, Antofagasta-based small laboratory, for sample preparation. AMEX visited Serquim in March 2005 and confirmed that there preparation standards were acceptable.

Since July 2005, samples have been prepared and subsequently analysed on site in the new laboratory facilities. Sulphates and nitrates have similarly been analysed in the on-site laboratory, using volumetric techniques, since November 2005. Since April 2006, sulphates have been analysed using ICP equipment (inductively coupled plasma optimal emission spectroscopy), and nitrates using Molecular Absorption (MA) Equipment.

ISO9001 certification, which includes the new on-site laboratory facilities, is shown in Appendix E. For iodine measurement, the method used is very similar to that used in external laboratories. The main methods of assay measurement are summarised below:

Iodine
10g sample, leached with hot water and then filtered. Acid and chlorine added to the filtered solution. Heat applied on heating plate, then cooled. Starch added and then titration with sodium thiosulphate.

Sulphates
5g sample, leached with hot water, filtered. 2ml fraction taken, 1ml of acid added 1ml of standard Yttrium, before taking ICP reading.

Nitrates
5g sample, leached with hot water and filtered to 250ml. Solution out into quartz cell and then reading taken with MA instrument.

When the on-site laboratory was being commissioned, a set of 20 check samples (CS) were made with respect to iodine measurements, and sent to 3 different external labs. These results are discussed in more detail in Section 14.

For the iodine measurements, the sodium thiosulphate is checked every day, with a standard of potassium iodate (KIO_3) – standard sample (SS).

For the nitrate and sulphate measurements using the ICP and Molecular Absorption Equipment, the following QA/QC steps are taken:

- Blank sample (pulp blank - PB).
- Internationally certified standards (sulphur and calcium) (standard sample -SS).
- An on-site registered brine standard (SS).
- For ICP, every sample is also finally mixed with pure Yttrium for an additional analysis (SS).

The on-site laboratory is also used for iodine analysis in brine, spent-brine and other aqueous solutions.

It is the author's opinion that the sample preparation and analytical procedures used by Atacama are adequate for resource and reserve estimation purposes. A number of steps are taken in their own on-site procedures which are important elements in terms of quality assurance. However, it is recommended that in the future these procedures are structured, and augmented, so that they are compatible with internationally accepted quality assurance (QA/QC) programs.

No detailed information is available regarding the security procedures during the drilling and trenching programs conducted by AMAX, SQM or Atacama between 1988 and 1998. However, during the AMEC estimation (2005) information was given by Alejandro Muñoz, Field Superintendent during the Atacama drilling campaign, that samples were directly transported by truck to the Serquim preparation facilities in Antofagasta.

14 DATA VERIFICATION

At the time of the AMEC study (2005) there was QA/QC program that has been applied to the then available data. AMEC therefore completed a resampling program during 2005, consisting of 52 new holes twinning holes already drilled from previous campaigns. Samples from these holes were prepared at Serquim in Antofagasta, and subsequently analysed at the University of Antofagasta. Check samples were also sent to Cesmec Iquique, the most widely recognised laboratory in Chile for iodine, caliche and related element/salt assays. AMEC's principal conclusions from this study were that sampling variances, assaying precisions and assaying accuracies were within acceptable limits.

For the drilling data in the Virgin area, problems had been reported in the AMEC study with checking the location of the SQM holes. These were re-examined in the current work, and it was found that in previous work these holes had been incorrectly plotted, apparently due to an error in the determination of the collar coordinates in the rotated grid system. The correct locations of the SQM holes were therefore determined. As many of the SQM holes were in fact twin holes on old AMAX holes, checks were made in the field (by the author) to locate the logical groups of drillholes. The corrected SQM holes were then used in the current evaluation study.

When the on-site laboratory facilities were commissioned, a set of 20 check samples were taken and sent to the 3 different external labs, as summarised in the results shown in Table 14-1, as well as diagrammatically in Figure 14-1. The relative errors from these results are summarised diagrammatically in Figure 14-2.

Table 14-1 Iodine Measurements – From Atacama and 3 External Labs

Sample	CESMEC	SERQUIM	UNIVERSITY OF ATACAMA	ATACAMA
1598-3	10	16	4	21
1599-3	21	11	16	34
1604-3	52	32	56	64
1600-3	178	154	174	200
1605-3	241	238	238	254
1602-3	246	222	238	266
1606-3	308	360	290	289
1607-3	335	338	316	314
1603-3	345	286	346	365
59019	429	360	379	402
59017	439	465	502	489
1601-3	596	592	582	600
59016	669	661	678	711
59015	690	751	686	717
59021	753	783	763	766
59020	857	894	875	897
59023	868	878	878	909
59024	868	894	908	924
59018	962	947	950	977
59022	1,380	1,428	1,420	1,447

Figure 14-1 Iodine Measurements – From Atacama and 3 External Labs


Iodine Measurements - From Atacama and 3 External Laboratories
1600
1400
1200
1000
800
600
400
200
0
Iodine - ppm
1598-3
1599-3
1604-3
1600-3
1605-3
1602-3
1606-3
1607-3
1603-3
59019
59017
1601-3
59016
59015
59021
59020
59023
59024
59018
59022
Sample Number
CESMEC
SERQUIM
UNI. OF ANTOFAGASTA
ATACAMA

Figure 14-2. Relative Error Chart – Iodine Grade From Atacama and 3 External Labs


Relative Error
180%
160%
140%
120%
100%
80%
60%
40%
20%
0%
Relative Error %
0.0
200.0
400.0
600.0
800.0
1000.0
1200.0
1400.0
1600.0
Average Iodine Grade %

These results demonstrate that for typical iodine grade levels of caliche greater than 200ppm (approximately the economic cut-off grade), the relative error is generally less than 15%.

The author has not initiated any other form of data verification, external to the Atacama procedures already described. However, the results from the AMEC verification exercise, (58 twinned holes) reported in May 2005, have been reviewed in detail, including field checks of the holes' locations.

15 ADJACENT PROPERTIES

There are no other iodine or caliche producers in the vicinity of the Aguas Blancas project. Several properties belonging to SQM are located with the group of concessions within the Aguas Blancas project area, but these have been excluded from resource and reserve calculations. The limits of these properties are shown in various maps in Appendix A. The PCS Yumbes potassium and sodium nitrate mine, operated by SQM, is located approximately 80km south-west of Aguas Blancas.

16 MINERAL PROCESSING AND METALLURGICAL TESTING

16.1 Current Processing

The currently applied processing methodology has been applied since 2000, and is used to extract iodine from the caliche. The general process consists of:

- Open pit mining
- Heap leaching with water
- Chemical concentration
- Electrochemical reduction
- Crystallisation – fusion

The three most important components of the caliche are iodine, sodium sulphate and sodium nitrate. All of these are contained in salts which are soluble in water at ambient temperature. Up to the present time iodine has been produced as a sellable product as solid prills in 25kg containers. At the leaching stage, with the caliche ore broken up by the continuous miner, the iodine leach recovery is estimated as being 60%. With the iodine plant recovery being 87%, this gives and an overall iodine recovery of 52%, with the use of heap leaching.

The heap leach pads are built up on an impermeable geomembrane, and generally measure 400m x 75m, with heights between 4m and 6m. Once the truck dumps the broken material onto the pads, the material is levelled with a front-end loader or bulldozer. Once a pad is built up, the irrigation and solution collection systems are installed.

The heaps are irrigated with a mixture of water or a mixture of water with a residual solution from the iodine plant. The brine solution from the heaps is then accumulated in lined ponds for feed to the plant. This brine contains iodate, and is sent to a reduction stage, where it is mixed with a previously prepared iodide solution. Iodine is produced by chemical reduction, which is extracted with air in Blow-Out Towers and sent to Absorption Towers where it is treated with a NaOH solution. The solution is concentrated by recirculation until reaching a content close to 100g/l of iodine. The iodide solution is prepared in the Absorption Tower, where the iodate contained in an additional stream of brine solution is reduced to iodide with sulphur dioxide (SO_2). The residual solution from the blow-out towers is collected and sent back to the heap leach pads, diverting a fraction to solar evaporation ponds for future sulphate and nitrate recovery.

The concentrated solution from the Absorption Towers is sent to an agitated reactor, where it is mixed with sulphuric acid, to reduce iodine solubility and enable crystallization. The crystallized iodine slurry is sent to a reactor, where it is melted at an approximate temperature of 135°C and separated from the aqueous phase. The molten iodine is fed to a reactor-accumulator until it reaches a predetermined volume. Prilling then takes place by dripping the molten iodine into a water-cooled column, producing prills of an average size of 3mm.

The solid iodine is fed to a rotary dryer, where a vacuum line recovers the sublimated iodine, sending it to be dissolved in NaOH solution which is reprocessed in the Concentration Reduction stage.

The dryer discharge is sent to storage silo, from a screen is used for three different products: oversize, which is reprocessed; and the intermediate and fine sizes which are both used for commercialisation.

16.2 Planned Agitation Leach Processing

Over the last 10 years extensive testwork and process development projects have been completed for Aguas Blancas. Principal aspects of these studies include:

- **Bateman/Parsons (1998)** - initial recommendations of SAG mill grinding followed by agitated leaching. Subsequent iodine recovery by the iodate-iodide process is that which has is now in operation at the property. Evaporation ponds and other plant aspect described for subsequent sodium sulphate and nitrate recovery.

- **Hazen Research Inc. (1995-97)** (Denver, Colorado). Tests to investigate the physical and chemical characterization of caliche ore, ore size reduction, countercurrent hot leaching, thickening, iodate-SO_2 redox reduction, iodine stripping and absorption, iodine recovery, sodium sulphate crystallization, solar evaporation and fractional crystallization.

- **Kvaerner Metals (1998)** – review of metallurgical testwork. Their technical opinion was that the overall process designed for iodine and sodium sulphate recovery at Agusa Blancas was clear and well defined, with many of the unit operations being standard for the current state-of-the-art, and some of them being of modern application for caliche ore, such continuous mining, semi-autogenous warm grinding, submerged combustion and warm iodine stripping. Recovery figures from their work were 87% for overall iodine and 63% for sodium sulphate.

Stemming from this testwork and recommendations, a pilot scale agitation leach plant has been constructed and is in use. The intention is to start implementing full scale agitation leach facilities during 2007, so that by 2008 all iodine recovery will come via agitation leach. This should improve overall iodine recovery from 52% with heap leaching to 80% with agitation leaching. Additional facilities are also being studies for processing and harvesting of sodium sulphate and potassium nitrate. The construction of sulphate and nitrate facilities are planned for 2008/2009.

Since March, 2006, the pilot scale agitation leach plant has been in operation. The caliche feed to this plant is first put through a movable crushing and screening plant, which reduces all of the plant feed to -1 inch. This material is then trucked to the pilot plant itself, where after initial ball milling the caliche is processed in a counter current decantation and agitation leach circuit. Due to limitations with the ball mill, this feed rate is currently only 6-7 tonnes/hour. The pilot plant contribution to overall iodine production has been insignificant, but it has successfully demonstrated that agitation leach works well, providing an average iodine leach recovery of 92%. Photographs of the crushing and screening plant, as well as the pilot plant itself, are shown in Appendix C.

Full scale agitated leach processing includes a plant design to handle up to 500 tonnes per hour of feed, with a design production of 1,500 tonnes per year of prilled iodine product, and will consist of the following unit operations:

- Minus 150mm ore receiving, conveying and coarse ore stockpile
- Crusher feed conveying, dust collection
- Roll crushing and cage milling to a product size of 80% minus 1.0 mm
- 4 stage agitated tank leaching and counter-current decantation
- Pregnant brine handling and distribution
- Sediment discharge and containment
- Reclaim water system
- Reagent and utilities systems
- Plant wide control system and control room
- New substation and motor control centre

An overall flowsheet for processing, including the agitation leaching, is shown in Appendix F.

16.3 Planned Sodium Sulphate Processing

The brine leaving the agitated leaching plant contains the iodine, sulphate and nitrate values leached from the ore. Once the sodium sulphate plant is constructed and ready for operation, the agitation leach product brine becomes feed to the planned sodium sulphate plant. After which it is directed to the iodine plant for iodine recovery.

The sodium sulphate plant will be designed to produce 150,000 tons per year of 99.0% detergent grade sodium sulphate (Na_2SO_4), and will consist of the following unit operations:

- Recylce salt handling and slurry preparation
- Brine handling and filtration
- Sodium sulphate crystallization – " Salting Out"
- Solid liquid separation via centrifuge
- Solids (sodium sulphate) drying and cooling
- Product storage and load-out (to 1 tonne bags or bulk trucks)
- Product transport to port
- Port handling facilities (at Mejillones)
- Reagent and utilities systems
- Tie-in to the plant wide control system
- New substation and motor control centre
- Plant control room

16.4 Planned Potassium Nitrate Processing

After iodine recovery, brine will be discharged to a series or solar evaporation ponds where a mixture of sodium nitrate ($NaNO_3$) and potassium nitrate (KNO_3) leached salts are concentrated and precipitated in the evaporation ponds. The final salt cake recovered from the ponds is approximately 50% nitrates. This salt cake becomes feed to the nitrate plant. The nitrates are selectively dissolved in fresh and recycled water at 70°C. The undissolved gangue salts are separated and disposed. The nitrate solution is reacted at 78°C with purchased potassium chloride (potash – KCl) to convert the $NaNO_3$ to KNO_3. Solid sodium chloride (NaCl) is produced and is separated from the soluble potassium nitrate. The final solid product is produced by cooling the potassium nitrate solution in crystallizers.

The potassium nitrate plant will be designed to produce 70,000 tonnes per year of fertilizer grade potassium nitrate (KNO_3), and will consist of the following unit operations:

- Mixed salt handling and slurry preparation
- Potash (KCl) receiving, storage, handling and slurry preparation
- Reactor/conversion system
- Waste salt removal and handling
- Potassium nitrate crystallization system
- Product (potassium nitrate) solid liquid separation via centrifuge
- Product drying and cooling
- Product storage and load-out (to 1 tonne bags or bulk trucks)
- Product transport to port
- Port handling facilities (at Mejillones)
- Purge solution handling and storage
- Reagent and utilities systems
- Tie-in to the plant wide control system
- New substation and motor control centre
- Plant control room

17 MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES

17.1 Sample Processing

The new sample data was combined with the sample from previous studies, including the previous AMEC evaluation (2005). A summary of all the sample data available at the current time is shown in Table 17-1. For the Repasos, trench and calicata data was used. Although there have been various trenching campaigns in the past, the only trench data accepted for evaluation purposes was that with properly recorded data for both sample grades as well as sample depth. This trench data was from a campaign designated locally as the T-series. A plan depicting all of the drillhole and trench locations is shown in a map in Appendix A. This plan shows the main roads in the area of the mine, the limits of the Repasos area, and the extent of other properties in the same general region.

A statistical summary of the I_2, NO_3, SO_4 and Ca measurements are shown in Table 17-2. Corresponding log probability plots are shown in Appendix B. The modelling methodology applied, and in particular the compositing method, is summarised below:

1. In each drillhole, a composite was generally created between the top-most and bottom-samples above 200ppm I_2. In many cases this compositing interval was selected manually. The lower grade overburden material above this main layer, where it existed, was also composited separately.

2. To ensure continuity for modelling purposes, for those holes with no samples >200ppm, if the otherwise highest grade sample was clearly anomalous, then this taken as a single 0.5m composite. If no anomalous samples were present, with respect to I_2, then a single composite was taken for the entire hole. During subsequent modelling, these low grade composites were avoided, if possible, in terms of modelling the potential mineable caliche.

3. The thickness of each composite was used to create a triangulated digital terrain model (DTM), below a reference elevation of 1000m. This was then used to create a volumetric block model of each zone. A separate DTM was also created for the overburden thickness.

4. For each composite, accumulations were calculated from iodine grade x thickness. It was these accumulation values which were subsequently interpolated into the block model.

5. In the block model, the final iodine grades were determined by back-dividing the accumulation values by the modelled caliche thickness. NO_3 and SO_4 grades were interpolated directly, as there were seldom a complete set of drillhole samples with these types of grade data.

The main Virgin area was sub-divided into 5 zones, for comparative statistical purposes. However, they were only used as 'soft boundaries' during interpolation. Statistics for the composites created are summarised in Table 17-3.

Table 17-1 Sample Summary

Type	Zone	Company + Type	No. of Holes	Number of Samples I_2	NO_3	SO_4
Drillholes	Virgin	AMAX	258	3,556		
		Atacama - Exploration	761	6,186	5,074	2,704
		Atacama - Short Term Planning	725	3878		
		SQM	95	568		568
		AMEC	58	253	253	253
		Sub-total	**1,897**	**14,441**	**5,327**	**3,525**
	Santiago	Atacama	46	334		
	Petronilla	Atacama	189	1,396	283	283
	Yungay	Atacama	57	289	69	69
	Maria Teresa	Atacama	129	910		
	San Gregorio	Atacama	368	2021		
	Total		**2,686**	**19,391**	**5,679**	**3,877**
Trenches/ Calicatas	Repasos	Atacama - trenches	107	711	711	711
		Atacama - calicatas	112	525		
		Sub-total	**219**	**1,236**	**711**	**711**
All			**2,905**	**20,627**	**6,390**	**4,588**

Table 17-2. Sample Statistics

ZONE	Company/Type	FIELD	Number	Min	Max	Mean	Variance	Standard Deviation
Virgin	AMAX	I2	3,558	0	8352	184	158,519	398
Virgin	AMEC	I2	253	23	14137	773	1,550,447	1,245
Virgin	Atacama	I2	10,134	0	6800	302	228,556	478
Virgin	SQM	I2	568	2	4513	351	274,660	524
Virgin	ALL	I2	14,513	0	14137	283	243,282	493
Repasos	Trench	I2	711	5	2898	400	93,400	306
Repasos	Calicatas	I2	525	24	2000	294	90,923	302
Repasos	All	I2	1,236	5	2898	355	95,110	308
Santiago	Atacama	I2	334	2	4766	204	214,464	463
Petronilla	Atacama	I2	1,396	7	6706	181	131,838	363
Yungay	Atacama	I2	289	15	2354	140	71,249	267
Maria Teresa	Atacama	I2	910	9	4759	166	95,686	309
San Gregorio	Atacama	I2	2,026	0	2730	124	43,268	208

ZONE	Company	FIELD	Number	Min	Max	Mean	Variance	Standard Deviation
Virgin	AMEC	NO_3	253	0.07	20.54	3.38	11.63	3.41
Virgin	Atacama	NO_3	5,105	0	30.25	1.89	6.45	2.54
Virgin	ALL	NO_3	5,358	0	30.25	1.96	6.80	2.61
Repasos	Trench	NO_3	711	0.46	19.84	3.78	5.53	2.35
Petronilla	Atacama	NO_3	283	0.17	18.85	2.62	5.55	2.36
Yungay	Atacama	NO_3	69	0.13	8.81	2.82	4.42	2.10

ZONE	Company	FIELD	Number	Min	Max	Mean	Variance	Standard Deviation
Virgin	AMEC	SO_4	253	4.38	47.45	20.81	75.09	8.67
Virgin	Atacama	SO_4	2,704	0.05	55.8	17.15	122.85	11.08
Virgin	SQM	SO_4	568	0.45	50.71	20.79	100.44	10.02
Virgin	ALL	SO_4	3,525	0.05	55.8	18.00	118.19	10.87
Repasos	Trench	SO_4	711	5.44	39.15	14.98	33.57	5.79
Petronilla	Atacama	SO_4	283	0.83	34.5	15.43	48.86	6.99
Yungay	Atacama	SO_4	69	0.08	38.29	8.47	32.79	5.73

ZONE	Company	FIELD	Number	Min	Max	Mean	Variance	Standard Deviation
Virgin	AMEC	CA	16	0.94	4.75	3.12	0.84	0.92
Virgin	Atacama	CA	2,708	0.01	6.51	1.45	0.96	0.98
Virgin	ALL	CA	2,724	0.01	6.51	1.46	0.98	0.99
Repasos	Trench	CA	711	1	4.86	3.13	0.32	0.57

Table 17-3 Composite Statistics

TYPE	ZONE	FIELD	Number	Max	Mean	Standard Deviation
Direct	Virgin	I2	1,642	4,513	617	450
Direct	Repasos	I2	219	1,655	408	248
Direct	Santiago	I2	46	1,812	399	436
Direct	Petronilla	I2	189	1,999	363	349
Direct	Yungay	I2	57	2,354	344	403
Direct	Maria Teresa	I2	129	2,828	302	346
Direct	San Gregorio	I2	150	1,063	349	214
Length-weighted	Virgin	I2	1,642	4,513	617	426
Length-weighted	Repasos	I2	219	1,655	409	233
Length-weighted	Santiago	I2	46	1,812	467	422
Length-weighted	Petronilla	I2	189	1,999	465	373
Length-weighted	Yungay	I2	57	2,354	387	407
Length-weighted	Maria Teresa	I2	129	2,828	403	359
Length-weighted	San Gregorio	I2	150	1,063	355	212

TYPE	ZONE	FIELD	Number	Max	Mean	Standard Deviation
Direct	Virgin	NO_3	607	15.0	3.0	2.2
Direct	Repasos	NO_3	107	13.3	4.1	1.9
Direct	Petronilla	NO_3	93	12.4	3.0	2.2
Direct	Yungay	NO_3	35	8.5	3.4	2.2
Length-weighted	Virgin	NO_3	719	18.1	3.1	2.1
Length-weighted	Repasos	NO_3	107	13.3	4.1	1.8
Length-weighted	Petronilla	NO_3	93	12.4	2.8	2.1
Length-weighted	Yungay	NO_3	35	8.5	3.2	2.2

TYPE	ZONE	FIELD	Number	Max	Mean	Standard Deviation
Direct	Virgin	SO_4	654	47.0	21.6	8.8
Direct	Repasos	SO_4	107	34.2	16.4	6.1
Direct	Petronilla	SO_4	93	29.6	16.2	6.2
Direct	Yungay	SO_4	35	38.3	8.9	6.5
Length-weighted	Virgin	SO_4	755	47.0	20.5	9.2
Length-weighted	Repasos	SO_4	107	34.2	15.6	5.7
Length-weighted	Petronilla	SO_4	93	29.6	15.0	6.4
Length-weighted	Yungay	SO_4	35	38.3	9.0	5.7

TYPE	ZONE	FIELD	Number	Max	Mean	Standard Deviation
Direct	Virgin	LENGTH	1,643	8.0	1.7	1.1
Direct	Repasos	LENGTH	219	7.5	2.3	1.3
Direct	Santiago	LENGTH	46	5.0	1.3	1.2
Direct	Petronilla	LENGTH	189	4.0	1.0	0.8
Direct	Yungay	LENGTH	57	1.5	0.6	0.3
Direct	Maria Teresa	LENGTH	129	3.5	1.0	0.8
Direct	San Gregorio	LENGTH	150	3.5	1.5	0.5

TYPE	ZONE	FIELD	Number	Max	Mean	Standard Deviation
Direct	Virgin	Ca	527	4.86	1.90	0.98
Direct	Repasos	Ca	107	4.37	3.13	0.53
Length-weighted	Virgin	Ca	527	4.86	1.90	0.87
Length-weighted	Repasos	Ca	107	4.37	3.12	0.48

TYPE	ZONE	FIELD	Number	Max	Mean	Standard Deviation
Direct	Virgin	Mg	527	10.38	0.67	0.72
Direct	Repasos	Mg	107	1.18	0.37	0.27
Length-weighted	Virgin	Mg	527	10.38	0.62	0.75
Length-weighted	Repasos	Mg	107	1.18	0.34	0.24

17.2 Modelling Methodology

This mineral resource estimation was completed using a block modelling approach, with the application of Datamine software. The general methodology applied is described in Figure 17-1 below.

Figure 17-1 Modelling Methodology


Modelling Methodology
Sample Data
Wireframe Model
of Primary Caliche
Thickness
Composites
Mined Limits
Volumetric
Block Model
Geostatistical
Analysis
Accumulations
= Grade x
Thickness
Property
Limits
Interpolation
Grade =
Accumulation
/Thickness
Resource
Block Model

The principal zones modelled are shown in Fig 17-2. In the creation of the volumetric block model, the additional limits of what has been mined out to date, as well as other property ownership limits, were also imposed. These limits pertain to the end of June, 2006.

Because the composite data represented complete caliche intersections of quite different thicknesses, subsequent iodine grade interpolation was based on grade accumulations. The interpolated accumulation values were then used with the modelled thickness values to back-calculate grade iodine values in the final 2D block model. In general the caliche being modelled was not extrapolated more than 50m beyond the limit of any exploration drilling.

The blocks used measured 25m x 25m, with a height attribute for the changing caliche thickness. The blocks were rotated 56.6°, so as to correspond with drilling grid used for the majority of the drilling in the Virgin area.

Figure 17-2. Available Resources By Zone


7332000 N
7330000 N
7328000 N
7326000 N
7324000 N
7322000 N
7320000 N
412000 E
414000 E
416000 E
418000 E
420000 E
422000 E
N
VIRGIN
REPASOS
SANTIAGO
PETRONILLA
YUNGAY
MARIA TERESA
SAN GREGORIO
AGUAS BLANCAS
Available Resources By Zone

17.3 Geostatistics and Grade Interpolation

Statistical parameters were determined for the selected composite sets in each zone are shown in Table 17-3. Log probability plots of accumulated as well as original sample grade values are shown in Appendix B. Variograms were generated for the iodine accumulation values within each zone. From these, model variograms were developed, again shown in Appendix B, with the model variogram parameters shown in Table 17-4. The area which was mined out in the Virgin area during the early part of 2006, designated the S1 region, has an abundance of closely spaced (50m) drillholes. These additional drillholes has meant that much more detailed variograms could be developed for I_2 accumulations than has previously been possible. To get a better impression of any apparent anisotropies, variogram contours were also created, which are also shown in Appendix B.

As well as I_2 accumulations, NO_3 and SO_4 grades were handled in a similar way. However, for these fields, variograms of the direct grade values were determined, as was the I_2 grade for the Repasos.

Table 17-4 Model Variogram Parameters.

			1st Structure				2nd Structure				3rd Structure		
GRADE FIELD	ZONE	NUGGET	a1 (m) X	a1 (m) Y	a1 (m) Z	C1	a1 (m) X	a1 (m) Y	a1 (m) Z	C1	a1 (m) X	a1 (m) Y	a1 (m) Z
I_2	Virgin	0.24	124	80	732	0.08	492	270	742	0.05	503	9999	734
	Repasos	0.08	152	152	152	0.10	487	487	487	0.12			
	Santiago	0.32	808	808	808	0.55							
	Petronilla	0.18	603	603	603	0.29							
	Yungay	0.17	485	485	485	0.22							
	Maria Teresa	0.48	878	878	878	0.28							
	San Gregorio	0.27	520	520	520	0.07	1275	1275	1275	0.06			
NO_3	Virgin	0.28	175	175	175	0.18							
	Petronilla	0.23	226	226	226	0.27							
	Yungay	0.26	142	142	142	0.21							
SO_4	Virgin	0.06	127	127	127	0.02	492	492	492	0.03			
	Petronilla	0.06	156	156	156	0.00	151	151	151	0.04			
	Yungay	0.06	156	156	156	0.00	151	151	151	0.04			

Notes

. All I2 model variograms, with exception of Repasos, were dervived from accumulations

. Virgin I2 variograms were rotated according to the following angles:

Sub-Zone	Angle
1	45
2	65
3	20
4	75
5	45

These model variograms parameters were used to develop both interpolation parameters as well as resource classification criteria. The interpolation parameters used are summarised in Table 17-5.

Table 17-5. Model Estimation Parameters

Grade Field	Search	DISTANCE (m)		Min. no. of composites
		X	Y	
I2 Virgin	1	100	50	4
	2	200	100	3
	3	300	150	2
I2 Santiago, Petronilla, Yungay and Maria Teresa	1	300	300	4
	2	600	600	3
	3	600	600	2
I2 San Gregorio	1	300	300	4
	2	600	600	3
	3	600	600	2
I2, NO_3 and SO_4 Repasos (I2 in overburden all zones)	1	200	200	4
	2	400	400	3
	3	600	600	1
NO_3 & SO_4 All other zones	1	80	80	5
	2	200	200	3
	3	400	400	2

Notes:

. OK used for all zones
. I2 accumulation interpreted for Virgin
. Direct grade interpolation of I2 in Repasos
. Direct NO3 and SO4 interpolation
. Maximum number of composites used = 10
. Ca and I2 in overburden interpolated using IPD (^2)
. I2 searches in Virgin rotated as follows:

Sub-Zone	Angle
1	45
2	55
3	20
4	75
5	45

For the measured resource classification, a drilling grid size of approximately 50m was selected, as this generally represented 2/3 of the total variability (sill) for the Virgin I_2 accumulation variograms. This grid size of 100m was selected for the indicated resource classification, as this was generally near to or less than the observed variogram range. In summary, therefore, the resource classification criteria applied are shown in Table 17-6. These criteria were then used to demarcate a set of logical resource class boundaries, as depicted in Fig 17-3.

Table 17-6. Resource Classification Parameters

Grade	Description
Measured	Drilling grid 50m or less
Indicated	Drilling grid100m in at least one direction
Inferred	Drilling grid up to 200m

Fig. 17-4 shows the modelled primary caliche thickness in the 'available' parts of the block model i.e. with the exclusion of those parts already mined out or belonging to other parties. The modelled grade in the entire undiluted block model, for I_2, NO_3 and SO_4, are shown in Figures 17-5, 17-6 and 17-7 respectively.

Figure 17-3 Available Model – Resource Classification


MEASURED
INDICATED
INFERRED
AGUAS BLANCAS
Available Model - Resource Class

Figure 17-4 Available Model – Main Caliche Thickness


N
7332000 N
7330000 N
7328000 N
7326000 N
7324000 N
7322000 N
7320000 N
412000 E
414000 E
416000 E
420000 E
422000 E
[0.00 , 0.50]
[0.50 , 1.00]
[1.00 , 1.50]
[1.50 , 2.00]
[2,CEILING)
AGUAS BLANCAS
Available Undiluted Model - Main Caliche Thickness

Figure 17-5 Entire Undiluted Model - I2 Grade


7334000 N
7332000 N
7330000 N
7328000 N
7326000 N
7324000 N
7322000 N
7320000 N
410000 E
412000 E
414000 E
416000 E
418000 E
420000 E
422000 E
[0 200)
[200 300)
[300 500)
[500 700)
[700,CEILING]
AGUAS BLANCAS
Entire Undiluted Model - I2 Grade

Figure 17-6. Entire Undiluted Model - NO_3 Grade


7334000 N
7332000 N
7330000 N
7328000 N
7326000 N
7324000 N
7322000 N
410000 E
412000 E
414000 E
416000 E
418000 E
420000 E
[0 3 2]
[2,3]
[3,4]
[4,5]
[5 CEILING]
AGUAS BLANCAS
Entire Undiluted Model - NO3 Grade

Figure 17-7 Entire Undiluted Model - SO_4 Grade



[0.0, 10.0]
[10 15]
[15 20]
[20 30]
[30,CEILING]
AGUAS BLANCAS
Entire Undiluted Model - S04 Grade
7332000 N
7330000 N
7328000 N
7326000 N
7324000 N
7322000 N
7320000 N
412000 E
414000 E
416000 E
418000 E
420000 E
422000 E

17.4 Density

Previous estimates had used an average caliche density value of 2.05t/m3, however reconciliation results did not seem to support this density value. In addition to this, it was difficult to obtain clear documents recording the source of this density measurement. Therefore, it was decided to take a new set of density measurements, which would meet recognized standards and would provide a much better understanding of suitable density values in terms of different regions as well as for different caliche layers vertically. The measurements below were taken during August 2006.

The applied method of measurement was to manually excavate approximately cubic test pits and then to weigh the contents. Photographs of the density measurement method are shown in Appendix C. In the harder caliche, impact hammers and other tools had to be applied to break it up. Because of the very hard nature of the caliche, it was very hard to get clean vertical sides. The volume was therefore determined by filling the empty test pits with sand, and recording the amount of sand (in bucket loads) used. The compression of the sand was also taken into account.

A summary of the density measurements made during August 2006 is shown in Table 17-7 below.

Table 17-7 Density Measurements

CAPA	Northing	Easting	Test Pit Size	Density t/m3	Average/Capa
1			20 x 20 x 20 cm	1.77	
1			20 x 20 x 20 cm	1.93	
1			20 x 20 x 20 cm	1.80	
1	7,330,230	411,420	80 x 80 x 80 cm	1.89	
1	7,330,206	411,090	50 x 50 x 50 cm	1.64	1.81
2	7,330,282	411,753	20 x 20 x 20 cm	1.92	
2			50 x 50 x 50 cm	1.95	1.94
3			20 x 20 x 20 cm	1.83	
3	7,330,367	411,697	20 x 20 x 20 cm	1.84	1.84
			Average	**1.84**	

Values Applied For Resource Modelling

Virgin caliche type material	1.84
Re-worked Repasos material	1.50

Notes

- **All recent measurements made in Sector 1 area of current mining in Virgin area**
- **Repasos density taken from Amec 2005 estimation from trench data**

Although there is some variation in density with different capas, in particular higher values for the middle capa, it was thought the variations present are not big enough vertically or horizontally to warrant using different values. An overall average value of 1.84t/m2 was therefore determined for virgin-type caliche material, and this value was then applied for subsequent resource modeling purposes.

This revised density value will have the effect of reducing the evaluated resources, by approximately 11% for virgin material, as compared with the previous estimates. It will also have had a direct effect on the mining factors derived for the reserve estimates.

A density value of 1.50t/m^3 for reworked Repasos material was used, based on previous measurements.

17.5 Model Validation

17.5.1 Overview

A number of steps were completed in connection with model validation, which included:

- Visual comparison of interpolated and drillhole composite grades from printed plans.
- Global comparison of kriged grades with composite data and nearest neighbour statistics.
- Local comparison of kriged and nearest grades, on a series of parallel slices.
- Comparison with historical estimates.
- Reconciliation with production data.

17.5.2 Plans of Interpolated Grades

The grades determined in the measured and indicated parts of the resource block model, for the Virgin area, are shown in Figs 17-8, 17-9 and 17-10, corresponding to I_2, SO_4 and NO_3 respectively. Similarly the I_2, SO_4 and NO_3 grades are shown for the indicated part of the resource blocks model, for the Repasos area, are shown in Figs 17-11, 17-12 and 17-13 respectively. These figures also show the average composite grades in the same areas. In general the patterns of grade variation in the composites were clearly reflected in the corresponding block model grades.

Figure 17-8 Composites and Block Model - Virgin Area - I2


[0 200]
[200 , 300]
[300 , 500]
[500 700]
[700 CEILING]
Measured + Indicated Blocks & Composite Grades
Virgin Area - I2 Grade
7330000 N
7328000 N

Figure 17-9 Composites and Block Model – Virgin Area – NO3


AGUAS BLANCAS
Measured + Indicated Blocks & Composite Grades
Virgin Area - NO3 Grade
7330000 N
7328000 N

Figure 17-10 Composites and Block Model – Virgin Area – SO_4



7330000 N
[0 0 , 10 0]
[10 0 , 20 0]
[20 25]
[25 30]
[30 CEILING]
Measured + Indicated Blocks & Composite Grades
Virgin Area - SO4 Grade

Figure 17-11 Composites and Block Model – Repasos Area – I_2



N
7333000 N
7332000 N
7331000 N
[0 200]
[200 300]
[300 , 500]
[500 , 700]
[700 CEILING]
Measured + Indicated Blocks & Composite Grades

Figure 17-12 Composites and Block Model – Repasos Area – NO_3


N
Measured + Indicated Blocks & Composite Grades
Repasos Area - NO3 Grade

Figure 17-13 Composites and Block Model – Repasos Area – SO_4


N
Measured + Indicated Blocks & Composite Grades
Repasos Area - SO4 Grade

17.5.3 Global Comparison of Grades

A comparison was made of the average model grades for each zone with the corresponding average grades from the composites sets. Similarly, corresponding overall tonnages were calculated for each zone, direct from the average primary caliche thicknesses and overall zone areas. These comparative figures are summarised in Table 17-8. Both the average grade values and overall tonnage calculations compare favourably.

Table 17-8 Composites v Block Model Comparison.

	Average Grades						Tonnages			
ZONE	I_2		NO_3		SO_4		Area	Average Composite Thickness	Mtonnes	
	Composites	Model	Composites	Model	Composites	Model	m2	m	Composites	Model
Virgin	617	604	3.1	2.9	20.5	22.1	12.1	1.7	37.4	36.5
Repasos	409	461	4.1	4.1	15.6	17.0	6.3	2.3	21.6	21.2
Santiago	467	472					1.7	1.3	4.1	4.4
Petronilla	465	480	2.8	3.6	15.0	19.6	7.1	1.0	13.2	13.0
Yungay	387	373	3.2	3.8	9.0	10.6	2.0	0.6	2.4	2.1
Maria Teresa	403	403					4.7	1.0	8.5	8.5
San Gregorio	355	352					5.5	1.5	14.8	14.7

Notes

. Model evaluation includes all properties
. Model evaluation includes mined and unmined blocks
. No cut-offs applied

For the grades in the measured and indicated blocks, the resultant average grades are shown in Table 17-9. These areas are only in the Virgin and Repasos areas.

Table 17-9. Comparison of Average Kriged and Nearest Neighbour Grades

	Grade Source		
Field	Kriged	Nearest Neighbour	Difference
I_2	549	534	2.78%
NO_3	3.03	3.01	0.42%
SO_4	20.3	20.4	0.32%

Notes

. No cut-off applied
. Only measured and indicated blocks

These average grades compare favourably; the overall difference is always less than 5%. Grade-tonnage curves for the measured and indicated blocks, within the Virgin and Repasos areas, are shown in Figures 17-14 and 17-15 respectively. As would be expected, the nearest neighbour grades indicate lower tonnages and higher average grades at lower I_2 cut-offs.

Figure 17-14. Virgin Area - Grade-Tonnage Curve


Virgin Area - Grade-Tonnage Curve - Measured and Indicated Blocks
30.0
25.0
20.0
15.0
10.0
5.0
0.0
Mt
1,600
1,400
1,200
1,000
800
600
400
200
0
I2 Above Cut-Off
0
200
400
600
800
1,000
I2 Cut-Off
TONNES_OK
TONNES_NN
I2_OK
I2_NN

Figure 17-15 Repasos Area - Grade-Tonnage Curve


Repasos Area - Grade-Tonnage Curve - Indicated Blocks
9.00
8.00
7.00
6.00
5.00
4.00
3.00
2.00
1.00
0.00
Mt
1,200
1,000
800
600
400
200
0
I2 Above Cut-Off
0
100
200
300
400
500
600
700
I2 Cut-Off
TONNES_OK
TONNES_NN
I2_OK
I2_NN

17.5.4 Local Comparison of Grades

Average model grades along model block slices were determined, stemming from both the kriged and nearest neighbour grades. For the measured and indicated blocks in the Virgin and Repasos areas, comparative swath plots for the I2 grade were produced, as shown below.

In general, the trends of the kriged grades and nearest neighbour grades are very similar, particularly on those slices with higher tonnages.

Figure 17-16 Virgin Area - Iodine versus Northing Validation Plot


Virgin - Swath Plot - Measured+Indicated - By Columns
I2
1200
1000
800
600
400
200
0
500,000
450,000
400,000
350,000
300,000
250,000
200,000
150,000
100,000
50,000
0
Tonnes
1 16 31 46 61 76 91 106 121 136 151 166 181 196 211 226 241 256 271 286
Column
OK
NN
Tonnes

Figure 17-17 Repasos Area - Iodine versus Northing Validation Plot


Repasos - Swath Plot - Indicated - by Columns
I2
800
700
600
500
400
300
200
100
0
500,000
450,000
400,000
350,000
300,000
250,000
200,000
150,000
100,000
50,000
0
Tonnes
1 10 19 28 37 46 55 64 73 82 91 100 109 118 127 136 145 154 163
Column
OK
NN
Tonnes

17.5.5 Comparison With Historical Estimates

Previous resource estimates have been compiled from PAH (1997 and 1999), AMEC (May 2005) and Wheeler (End 2005), as summarised overleaf in Table 17-10. This also includes the results of the updated resource estimate in the current study. The total tonnages of all resource levels, including the inferred parts, have been added together for comparative purposes only, and are not of use for NI 43-101 reporting purposes in terms of total resources.

These results show quite varying quantities and grades. This is due to:

- Different applied cut-offs. The only figures available from PAH have effectively a zero cut-off.
- Different compositing methods. The PAH estimate used fixed length composites – hence the much higher tonnages and lower grades. The AMEC estimate made a sort of pseudo-three-dimensional model, interpolating directly from the 0.5m length original samples.
- The revised density measurements that have now been made.

The results from the different estimates are much more similar when the total quantity of contained iodine is considered. These results also reflect the effects of the different compositing and estimation methods.

In the Wheeler 2005 and the current study, the compositing and modelling methodology methods applied have been focussed on providing a resource and reserve estimation that corresponds with the applied mining method. These methods are drill-and-blast in the case of the End-2005 study and the continuous miner in the case of the current study.

The Repasos were not included as indicated resources in the end 2005 study because of the very wide spacing and the then available data. However, the additional calicatas data has now enabled some of the Repasos area to be classified as indicated.

Table 17-10. Historical Estimates

		Measured				Indicated				Measured+Indicated				Inferred				All Resources			
		kT	I2		Na2SO4	kT	I2		Na2SO4	kT	I2		Na2SO4	kT	I2		Na2SO4	kT	I2		Na2SO4
PAH	Virgn	5,173	307		22.7	54,390	269		22.7	59,563	272		22.7	17,480	184		22.0	77,043	252		22.6
Oct-97	Repasos	924	483		13.7	13,288	468		13.0	14,212	469		13.0	6,101	471		12.6	20,313	470		12.9
No Cut-Off	Total	6,097	334		21.4	67,678	308		20.8	73,776	310		20.8	23,581	255		19.6	97,356	298		20.6

		Measured				Indicated				Measured+Indicated				Inferred				All Resources			
		kT	I2		Na2SO4	kT	I2		Na2SO4	kT	I2		Na2SO4	kT	I2		Na2SO4	kT	I2		Na2SO4
PAH	Virgn	10,867	304			76,863	275			87,750	279										
Sep-99	Repasos					18,702	421			18,702	421										
No Cut-Off	Total	10,867	304		0.0	95,585	304		0.0	106,452	304			17,186	190			123,638	288		

		Measured				Indicated				Measured+Indicated				Inferred				All Resources			
		kT	I2		Na2SO4	kT	I2	NO3	Na2SO4	kT	I2	NO3	Na2SO4	kT	I2	NO3	Na2SO4	kT	I2	NO3	Na2SO4
AMEC	Virgn					26,152	511	2.48	18.8	26,152	511	2.48	18.8	23,118	379	2.8	7.3	49,270	449	2.65	13.4
May-05	Repasos					8,363	395	3.17	10.2	8,363	395	3.17	10.2	12,090	393	4.0	1.2	20,453	394	3.66	4.9
220ppm I2 cut-off	Total					34,515	483	2.65	16.7	34,515	483	2.65	16.7	35,208	384	3.2	5.2	69,723	433	2.95	10.9

		Measured				Indicated				Measured+Indicated				Inferred				All Resources			
		kT	I2	NO3	SO4	kT	I2	NO3	SO4	kT	I2	NO3	SO4	kT	I2	NO3	SO4	kT	I2	NO3	SO4
Wheeler	Virgin	592	908	1.66	27.7	20,064	609	3.03	21.1	20,656	618	2.99	21.3	12,277	636	2.9	21.6	32,933	624	2.96	21.4
End 2005	Repasos													19,028	426	4.1	9.2	19,028	426	4.08	9.2
200ppm I2 cut-off	Santiago													4,491	505	-	-	4,491	505	-	-
	Petronilla													13,395	506	3.6	19.4	13,395	506	3.62	19.4
	Yungay													2,156	392	3.7	10.3	2,156	392	3.70	10.3
	Maria Teresa													8,170	441	-	-	8,170	441	-	-
	TOTAL	592	908	1.66	27.7	20,064	609	3.03	21.1	20,656	618	2.99	21.3	59,517	494	3.6	14.8	80,173	526	2.89	14.6

		Measured				Indicated				Measured+Indicated				Inferred				All Resources			
		kT	I2	NO3	SO4	kT	I2	NO3	SO4	kT	I2	NO3	SO4	kT	I2	NO3	SO4	kT	I2	NO3	SO4
Current	Virgin	3,898	613	1.92	28.2	16,506	604	3.11	19.2	20,407	605	2.88	20.9	4,266	585	3.74	18.5	24,673	602	3.03	20.5
Evaluation -	Repasos					7,127	365	4.08	13.1	7,127	365	4.08	13.1	8,863	434	4.02	17.3	15,990	403	4.05	15.4
	Santiago													4,031	505	-	-	4,031	505	-	-
Wheeler	Petronilla													12,023	506	3.62	18.1	12,023	506	3.62	18.1
Mid 2006	Yungay													1,684	408	3.18	8.8	1,684	408	3.18	8.6
200ppm I2 cut-off	Maria Teresa													7,333	441	-	-	7,333	441	-	-
	San Gregorio													13,436	366	-	-	13,436	366	-	-
	TOTAL	3,898	613	1.92	28.2	23,633	532	3.40	17.4	27,533	543	3.18	18.8	51,636	451	1.84	9.0	79,169	483	2.38	12.4

N.B. These total 'All Resources' figures are for comparative purposes only – they are not used or applicable in terms of mineralised resource estimates

17.5.6 Reconciliation With Production Data

For the study completed at the end of 2005, a reconciliation was made with respect to production results during September, October and November, 2005. This enabled the determination of mining factors pertaining to drill-and-blast operations, as this was the applied mining method at the time.

For mining operations between February and July 2006, covering the production from the continuous miner, 14 mining blocks were completely mined out. Production results were obtained for the production from these blocks, and compared with an evaluation of the block model prepared in the current study. These results were then used to determine mining factors relevant for the continuous miner. As would be expected the results indicate both a lower dilution and higher mining recovery with the continuous miner, as was obtained for drill and blast. Both set of these reconciliation results are summarised in Table 17-11 and in the chart shown in Figure 17-18 below.

Table 17-11. Reconciliation Results

	From Production Results				Block Model Evaluation				
					Undiluted		After Mining Factors		
Block	Tonnes	I2 ppm	Trucks	I2 Contained Tonnes	Tonnes	I2 ppm	Tonnes	I2 ppm	I2 Contained Tonnes
MC-02	77,727	842	2343	65	45,106	892	42,375	886	38
MC-03	30,981	754	896	23	30,495	919	28,648	912	26
MC-04	67,358	892	1967	60	51,865	834	48,724	828	40
MC-02-B	4,482	790	131	4	16,054	656	15,082	651	10
MC-05	26,387	762	762	20	28,945	931	27,192	925	25
MC-06	34,019	782	896	27	51,599	909	48,475	903	44
MC-07	34,809	1,051	887	37	31,824	981	29,897	975	29
MC-08	24,006	1,266	607	30	32,766	1,032	30,782	1,025	32
MC-09	17,345	506	440	9	31,303	560	29,408	556	16
MC-10	20,553	1,114	525	23	31,307	918	29,411	912	27
MC-11	24,564	1,230	615	30	31,532	1,064	29,622	1,057	31
MC-12	33,373	705	821	24	46,695	936	43,867	930	41
MC-13	34,719	843	871	29	29,651	950	27,856	944	26
MC-17	21,970	1,342	552	29	22,429	1,196	21,071	1,188	25
Total	462,273	907		410	481,670	913	452,410	908	410

Resultant Mining Factors

Dilution	1%
Dilutant Grade I2 ppm	65
Recovery	93%

Figure 17-18 Comparison of I2 Grades – Block Model versus Production Results


Reconciliation Summary - Contained I2
70
60
50
40
30
20
10
-
-
10
20
30
40
50
60
70

17.6 Mineral Resource Estimation

The resultant geological block model was evaluated in detail, with respect to zone and resource class, as shown in Table 17-12.

Table 17-12 Resource Evaluation
As At 30th June, 2006

Zone	Measured				Indicated				Meas + Indicated			
	Tonnes t x 1000	I_2 ppm	NO_3 %	SO_4 %	Tonnes t x 1000	I_2 ppm	NO_3 %	SO_4 %	Tonnes t x 1000	I_2 ppm	NO_3 %	SO_4 %
Virgin	3,898	613	1.92	28.2	16,508	604	3.11	19.2	20,407	605	2.88	20.9
Repasos	0				7,127	365	4.08	13.1	7,127	365	4.08	13.1
TOTAL	3,898	613	1.92	28.2	23,635	532	3.40	17.4	27,533	543	3.19	18.9

Zone	Inferred			
	Tonnes t x 1000	I_2 ppm	NO_3 %	SO_4 %
Virgin	4,266	585	3.74	16.5
Repasos	8,863	434	4.02	17.3
Santiago	4,031	505	-	-
Petronilla	12,023	506	3.62	18.1
Yungay	1,684	408	3.16	8.6
Maria Teresa	7,333	441	-	-
San Gregorio	13,436	366	-	-
TOTAL	51,636	461	1.94	9.0

Notes

. Cut-off applied of 200ppm I2
. SO4 and NO3 assays not currently available for Santiago, Maria Teresa & San Gregorio
. Resource figures above are undiluted, but based on minimum width of 0.5m

17.7 Economic Calculations

17.7.1 General

The company produces iodine from heap leach operations. It intends to recover iodine in the future by agitated leach, and produce sodium sulphate and potassium nitrate from the remaining brine solutions. Potassium nitrate will be made by reacting bought-in potash (potassium chloride) with the naturally occurring sodium nitrate.

Since the primary product is iodine, all mining costs are applied to iodine production. Accordingly, sodium sulphate and nitrate production are incremental.

Since some costs are directly proportional to product made, such as potash consumption and transportation, other costs such as administration, labour are considered fixed and independent of product.

All costs are in US dollars unless stated otherwise.

17.7.2 Mining Costs

A mining contract was signed in October 2005 with the mining contractor INCOPESA, agreeing the unit costs for mining, hauling and preparation of heap leach bases, for a period of 7 years. INCOPESA supplies all the equipment. Regarding the mining, this can be by drill and blast, or by the continuous miner. Contractor cost rates are shown in Table 17.7. These costs are exclusive of fuel, which is provided by Atacama Minerals. The continuous miner arrived on site in February 2006 and has since been providing all the production. A photograph of the continuous miner, in operation at Aguas Blancas, is shown in Appendix C.

The continuous miner, shown above, cuts a trench 4m wide and about 0.5m deep, depending on the hardness of the caliche.

The mining costs involve the removal of the immediate sandy layer of 'chusca' by bulldozer, followed by mining of the underlying caliche. Mineral can be either (a) trucked to create heaps for leaching, or (b) trucked direct to the agitation leach hopper. The actual cost of hauling varies directly with distance. The contractor mining costs also vary according to production, with higher tariffs when production exceeds 230,000 tonnes per month.

17.7.3 Heap Leach Operations

The company has produced iodine only from heap leaching. From monthly operating records January-December 2005, the average overall recovery from heap to finished product has been about 56%. An overall recovery figure, via heap leaching, of 52% iodine, has been used in the scheduling calculations in the current study. The 2005 costs have been averaged under the following headings, as shown below in Table 17-13.

Table 17-13 Heap leaching Costs

Item	Cost US$'s
Heap Leaching	900,000
Iodine Plant	700,000
Ship & pack iodine	100,000
Fuel for Plant	730,000
Electrical including Power Generation	1,500,000
Fixed, Admin and Labour	3,500,000

These costs occurred during a period of production of iodine of about 866 tonnes.

The finished product is +99.9% Iodine in a solid crystalline form (prills) and is sold in 50 kg drums.

17.7.4 Agitated Leach Plant Costs

The company intends to treat all mineral by agitated leach. The full process includes crushing/screening and dissolving salts more efficiently in a counter current decantation and agitation leach circuit. A pilot scale plant (design capacity 20 tonnes per hour, although in practice less) has been operating since March 2006 at iodine leach recoveries averaging 92%. The pilot plant has demonstrated that the counter current decantation and agitation leach circuit works well.

This increased efficiency of operations increases production and lowers overall costs. Mining costs will remain essentially the same and heap leaching costs will be replaced by 100% agitated leach costs.

17.7.5 Sodium Sulphate Production Costs

Mining, crushing, agitation leaching, and iodine production costs are the same as for the agitation leach described above.

The recovery of sulphates to sodium sulphate is assumed to be 60%, although the company's sales plan is for about 65% of that recovered quantity. Therefore, there is a margin for higher production.

The following additional costs, shown in Table 17-14, are considered for sodium sulphate production only. They are based on a detailed spreadsheet of costs built up by Mr R Brennan, former general manager. He in turn used costs estimated from detailed feasibility

studies including PAH, Bateman's, Kvaerner, Hazen, Behre Dolbear, and AMEC. These costs have been adjusted for today's higher fuel costs.

Table 17-14 Sodium Sulphate Production Costs

Item	Unit cost
Harvesting salts	$2.11/tonne sulphate
Additional fuel	$7.96/tonne sulphate
Additional electrical energy	$3.71/tonne sulphate
Fixed costs	$7.37/tonne sulphate
Truck to FOB ship, Mejillones	$17.98/tonne sulphate

The sodium sulphate will be trucked in bulk about 180 kms by road to the port of Mejillones and loaded onto ship. The price paid and assumed in the value calculations is also FOB ship, Mejillones. This price is currently forecast at $80.00 per tonne.

17.7.6 Potassium Nitrate Production Costs

Likewise, costs for nitrate production have been estimated in a similar way, as shown in Table 17-15.

The recovery of nitrates to potassium nitrate is assumed to be 65%. However, the company is assuming that only 76% will be sold. There are therefore potential additional sales as markets develop.

The largest single cost is the purchase and transport of potash to site. This has been recently estimated to be $175 per tonne based on a Chilean supplier. It is estimated that 77 tonnes of potash is required per 100 tonnes of sodium nitrate.

Table 17-15 Potassium Nitrate Production Costs

Item	Unit cost
Harvesting salts	$2.24/tonne nitrate
Purchase of potash	$134.75/tonne nitrate
Additional fuel	$8.96/tonne nitrate
Additional electrical energy	$4.48/tonne nitrate
Fixed costs	$20.70/tonne nitrate
Truck to FOB ship, Antofagasta	$18.25/tonne nitrate
Ship overseas	$40/tonne nitrate

As can be seen above, nitrate shipping costs are higher, as big-bags are used. The price for nitrate on the open market is assumed to be $350/tonne.

17.8 Mineral Reserve Estimation

17.8.1 Recoverable KNO_3

The resource block model contains interpolated in-situ nitrate (NO_3) grade values, which are derived directly from the measured NO_3 values in the drillhole samples taken from the caliche. These values need to be converted into equivalent K NO_3 values, followed by application of the leach and K NO_3 plant recoveries, to determine the final sellable quantities of KNO_3. This conversion is shown below, and demonstrated with a worked example:

$KNO_{3_equivalent}$ %	=	NO_3 x 101.1/62
	=	NO_3 x 1.63
Leach recovery,	=	75% (average of pilot plant test)
KNO3 plant recovery	=	82% (including solar evaporation pond)
Combined recovery, R_{KNO3}	=	75% x 82%
	=	61.5%
$KNO_{3_sellable_tonnes}$	=	$KNO_{3_equivalent}$ x R_{KNO3} x Tonnes feed

<u>Worked Example</u>

Feed tonnes (per year)	=	3,260,000 t
Feed NO_3 grade	=	2.48%
$KNO_{3_equivalent}$ %	=	2.48 x 1.63
	=	4.05%
$KNO_{3_sellable_tonnes}$	=	(4.05/100) x 3,260,000 x 0.615
	=	<u>81,200t</u>

17.8.2 Recoverable Na_2SO_4

The measured SO_4 sulphate grades in the laboratory are a combination of the contained sulphate ionic content. Ultimately the recoverable Na_2SO_4 needs to be determined. Mineralogical studies on Aguas Blancas ore were performed at The Mineral Lab Inc. (Denver, Colorado) concluding that the most dominant species, based on X-Ray diffraction analysis (XRD), are:

- Astrakhanite ($Na_2SO_4 * MgSO_4 * 4H_2O$)
- Glauberite ($Na_2SO_4 * CaSO_4 * 4H_2O$)
- Polyhalite ($K_2SO_4 * CaSO_4 * MgSO_4$)
- Halite (NaCl)
- Thenardite (Na_2SO_4).

Because of these different salts, not all of the measured SO_4 is available for the Na_2SO_4 that can be produced. It can be assumed that all of the sulphates associated with the measured Ca++ will effectively reduce the available SO_4 for Na_2SO_4 production.

Starting from the measured and subsequently interpolated grades of SO_4 and Ca, the necessary conversions to determine the sellable Na_2SO_4 are shown below, along with a worked example.

Sulphate_Ca %	=	Ca x 96/40
SO_4_available %	=	SO_4feed – Sulphate_Ca
$Na_2SO_{4_equivalent}$ %	=	SO_4_available % x 142/96
Plant recovery, R_{NA2SO4}	=	60%
$Na_2SO_{4_sellable_tonnes}$	=	$Na_2SO_{4_equivalent}$ x R_{NA2SO4} x Tonnes feed

<u>Worked Example</u>

Feed tonnes (per year)	=	3,260,000 t
Feed SO_4 grade	=	20.9%
Feed Ca	=	2.07%
Plant recovery, R_{NA2SO4}	=	60%
Sulphate_Ca %	=	2.07 x 96/40
	=	5.0%
SO_4_available %	=	20.9 – 5.0
	=	15.9%
$Na_2SO_{4_equivalent}$ %	=	15.9 % x 142/96
	=	23.6%
$Na_2SO_{4_sellable_tonnes}$	=	(23.6/100) X 0.60 X 3,260,000
	=	<u>461,046 t</u>

17.8.3 Mining and Economic Parameters

Prior to the application of revenue and cost factors, the mining factors determined from the reconciliation were applied. For the Repasos area, where it is not possible to use the continuous miner, more pessimistic mining factors were used, stemming from the 2005 drill-and-blast reconciliation study. These factors are summarised below in Table 17-16.

Table 17-16 Mining Factors

	Previously Unworked Caliche	Reworked Repasos
Method	Continuous Miner	Selective mining and breaking/blasting
Dilution	1%	14%
Dilutant Grade I2 ppm	65	65
Mining Recovery	93%	76%

The economic parameters were collated into an economic spreadsheet model. The economic assumptions and mining contractor rates in this model are shown in Table 17-17and Table 17-18, respectively. These parameters were then combined, in order to determine the different costs in terms of unit costs per tonne of feed caliche ore.

These unit costs and parameters were then combined to create cost and revenue factors that could be applied directly to the resource block model, in order to determine the net profit per block. As there is a limitation on the amount of sodium sulphate and potassium nitrate which can be sold, there were also additional '% production sold' factors applied to the revenues stemming from Na_2SO_4 and KNO_3. This effectively reduced the economic contribution from these components to the potential profit of each block. For the determination of the revenue factors, and therefore subsequent reserves definition, it was considered that the economic scenario would be future agitation leach of iodine, as well as both sulphate processing and nitrate processing.

Table 17-17 Economic Assumptions

PRICES		
Iodine	22,000	$/tonne
Na2SO4	80	$/tonne
KNO3	350	$/tonne
EXCHANGE RATE	530	Ch$/US$
RECOVERIES		
heap leach recovery	60.0%	
agitation leach recovery	92.0%	
iodine plant recovery	87.0%	
Na2SO4 recovery	60.0%	
KNO3 recovery	61.5%	
COSTS		
Ship sulphate	17.98	$/tonne sulphate
Fuel sulphate	7.96	$/tonne sulphate
Energy sulphate	3.71	$/tonne sulphate
Admin sulphate	7.37	$/tonne sulphate
Ship nitrate	40	$/tonne nitrate
Fuel nitrate	8.96	$/tonne nitrate
Energy nitrate	4.48	$/tonne nitrate
Admin nitrate	20.70	$/tonne nitrate

Table 17-18. Mining Contractor Rates

		Amount		Unit Price chilean peso ch$	Total Cost chilean peso ch$
A	**Indirect costs**				
A1	Mobilization	gl	1	231,200,000	231,200,000
A3	de-mobilization	gl	1	59,120,000	59,120,000
A4	General direct costs	month	84	27,454,182	2,306,151,288
A5	General indirect costs	month	84	5,697,707	478,607,388
A6	utility	month	84	9,496,178	797,678,952
A7	Guarantee	gl	1	70,195,741	70,195,741
B	**Direct Costs**				
1.0	Bulldozing 'Chusca'	m2	3,393,940	135.25	459,030,385
1.1.1	Drilling & Blasting	tonne	800,000	221.67	177,336,000
1.1.2	Continuous mining	tonne	16,000,000	189.43	3,030,880,000
1.2	Loading and transport - first 100m	tonne	16,800,000	217.81	3,659,208,000
1.3	Incremental hauling cost per 100m	tonne	487,200,000	4.20	2,046,240,000
1.4	Prep of heap leach bases	m2	1,064,000	80.15	85,279,600
1.5	Loading and transport >100m - placing protecting layer	m3	1,064,000	163.75	174,230,000
1.6	addition hauling cost	tonne	536,256	4.20	2,252,275
C	**Unit costs for Production >230,000 tonnes/month**				
1.0	Bulldozing 'Chusca'	m2	1	185.53	186
1.1.1	Drilling & Blasting	tonne	1	304.08	304
1.1.2	Continuous mining	tonne	1	259.85	260
1.2	Loading and transport - first 100m	tonne	1	298.79	299
1.3	Incremental hauling cost per 100m	tonne	1	5.77	6
1.4	Prep of heap leach bases	m2	1	109.94	110
1.5	Loading and transport >100m - placing protecting layer	m3	1	224.63	225
1.6	addition hauling cost	tonne	1	5.70	6

17.8.4 Reserve Evaluation and Production Scheduling

Based on the calculated economic parameters, and applied mining factors, the potential profit in each block of the block model was calculated. The blocks were also flagged as to whether they were profitable from the I2 contribution alone, or whether they were only profitable with the additional contribution of nitrate and then sulphate. Using plan maps displaying these profit variations and ore flags, the deposit was delimited into overall areas which can be profitably mined.

The block model was then blocked out within these overall ore limits, primarily on the basis 200m x 50m blocks. This size was selected as it corresponds with the blocking out used for the continuous miner. The contents within each mining block were then summated and combined into a form which can be used for scheduling. Towards the edges of delimited areas, some very small quantities of ore per block might be obtained – any blocks with less than 2,500m2 of ore were rejected. The profitable regions blocked out in this way, stemming from the measured and indicated resources areas, therefore constitute the mining reserves. The resultant reserve evaluation is shown below in Table 17-19.

Table 17-19 Mineral Reserve Evaluation
As At 30th June, 2006

	Proven				Probable				Total			
Zone	Tonnes t x 1000	I2 ppm	NO_3 %	SO_4 %	Tonnes t x 1000	I2 ppm	NO_3 %	SO_4 %	Tonnes t x 1000	I2 ppm	NO_3 %	SO_4 %
Virgin	3,566	589	1.98	27.84	14,731	598	3.14	19.3	18,297	596	2.91	21.0
Repasos					6,347	309	3.63	11.8	6,347	309	3.63	11.8
TOTAL	3,566	589	2.0	27.8	21,078	511	3.29	17.1	24,644	622	3.10	18.6

Notes

. Reserves were blocked out, based on economic profit from combined I2, SO4 and NO3 benefits

. Mining factors applied of:

. Virgin - 1% dilution, 93% mining recovery

. Repasos -14% dilution, 76% mining recovery

. Economic criteria included the following prices:

Iodine	$/tonne	22,000
Sodium Sulphate	$/tonne	80
Potassium Nitrate	$/tonne	350

These blocked-out reserves are depicted in Figure 17-19.

In the development of the mining schedule, the blocks were sequenced into broadly the most profitable overall areas first, and then within each area the mining blocks were sequenced from north to south and then from west to east. When compiling all these block results for scheduling purposes, four main sets of data were created:

1. The ore contents of the Virgin area – 18.3Mt.
2. The ore contents of the Repasos area – 6.3Mt
3. The remaining block-out inferred contents of the Virgin and caliche areas – 33Mt.
4. The remaining block-out inferred contents of Repasos areas – 7.2Mt.

Figure 17-19 Mineral Reserves


Reserves
PROVEN
PROBABLE
AGUAS BLANCAS
Mining Reserves

This additional inferred material, blocked out within those portions of the inferred resources which could be potentially economic, is summarised in Table 17-20, and is depicted in Figure 17-20.

Table 17-20. Additional Inferred Resources

ZONE	kT	I_2	NO_3	SO_4
Virgin	5,758	461	3.32	15.58
Repasos	7,155	376	3.47	15.10
Santiago	3,309	530	-	-
Petronilla	12,105	478	3.61	17.99
Yungay	1,683	389	3.12	8.70
Maria Teresa	5,455	474	-	-
San Gregorio	4,787	474	-	-
TOTAL	40,252	457	2.31	10.68

Notes

. These resources are those blocked out external to reserves,
based on potential economic profit from combined I2, SO4 and NO3 benefits
. These figures also include a small amount of indicated blocks, external to the reserve blocks
. Mining factors also applied
. SO4 and NO3 assays not currently available for Santiago, Maria Teresa & San Gregorio

Based on these blocked-out areas, different mining rates could then be applied to each of the principal ore sources in the development of the schedule. A production schedule was developed, in order to produce approximately 1,500t of sellable iodine, after a build-up over 2 years. For the first seven years of the schedule, up to the middle of 2013, the schedule is concentrated only on production from the mineral reserves. For preliminary assessment purposes, the schedule was then extended to encompass those additional inferred resources described in Table 17-20. This takes production forward another ten years until 2022. A plan of this mining schedule is depicted in Figure 17-21. The results of this schedule were then utilised with the compiled economic parameters to derive an estimation of cashflow over the depletion of the mining reserves, and a preliminary estimate of the cashflow when considering the additional inferred resource. These cashflows are reported in Section 19.3.

Figure 17-20 Mineral Reserves and Additional Inferred Resources


N
7334000 N
7332000 N
7330000 N
7328000 N
7326000 N
7324000 N
7322000 N
10000 E
12000 E
14000 E
16000 E
18000 E
20000 E
PROVEN RESERVES
PROBABLE RESERVES
INFERRED - VIRGIN AND OTHER AREAS
INFERRED - REPASOS
AGUAS BLANCAS
Reserves + Blocked-Out Additional Inferred

Table 17-21 Production Schedule

			RESERVES								RESOURCES									
			2006	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016	2017	2018	2019	2020	2021	2022	Totals
Mining Schedule	**Virgin - Reserves**	t x 1000	621	2,981	2,096	2,420	2,689	2,791	3,309	1,120										18,287
	I2 - mined grade	ppm	798	528	749	700	621	597	466	448										596
	NO3 - mined grade	%	1.87	2.03	2.87	2.92	2.93	3.10	3.21	4.56										2.91
	SO4 -mined grade	%	26.3	27.9	23.5	22.4	21.6	19.9	14.9	10.4										21.0
	Repasos - Reserves	t x 1000	487	1,096	1,004	988	1,023	976	773											6,347
	I2 - mined grade	ppm	431	421	292	279	267	214	313											309
	NO3 - mined grade	%	3.9	3.9	3.0	4.0	4.1	3.8	2.9											3.63
	SO4 -mined grade	%	10.9	10.1	10.9	11.8	13.5	13.8	11.7											11.8
	Other Virgin Areas - Inferred	t x 1000								3,190	2,406	3,900	2,891	2,545	3,609	3,180	4,024	4,100	3,451	33,097
	I2 - mined grade	ppm								338	618	401	550	584	431	481	477	468	494	474
	NO3 - mined grade	%								2.85	3.89	3.25	4.09	3.87	3.43	3.15	3.21	3.21	3.21	3.37
	SO4 -mined grade	%								12.7	19.4	15.9	17.2	17.1	20.0	15.0	18.8	18.8	18.8	17.4
	Repaso -Inferred	t x 1000							285	1,023	1,010	978	995	1,005	1,002	676				7,166
	I2 - mined grade	ppm							346	347	390	359	362	378	379	413				378
	NO3 - mined grade	%							2.88	3.54	3.69	3.07	3.47	3.63	3.65	3.39				3.47
	SO4 -mined grade	%							10.2	10.2	12.3	14.0	13.8	17.2	21.5	18.7				16.1
Production Summary	**Virgen + Repasos**	t x 1000	1,308	4,057	3,100	3,408	3,712	3,767	4,437	5,334	3,416	4,878	3,686	3,551	4,611	4,056	4,024	4,100	3,451	64,897
	cumulative production	t x 1000	1,308	5,365	8,465	11,873	15,585	19,352	23,789	29,123	32,539	37,417	41,103	44,654	49,265	53,322	57,346	61,445	64,897	3,833
	I2	ppm	661	499	601	578	524	498	432	362	549	392	505	525	419	466	477	468	494	482
	KNO3 - processed	%	4.3	4.2	4.8	5.3	5.3	5.3	6.1	6.6	6.2	5.2	6.4	6.2	6.7	6.2	5.2	5.2	5.2	5.3
	NA2SO4 - processed	%	25.4	29.0	22.6	21.8	20.6	17.2	12.6	10.7	18.2	15.6	16.1	17.1	22.0	15.9	20.9	20.9	20.9	18.7
	Overburden area	m2 x 1000	309	1,099	797	898	1,264	1,147	1,124	1,842	808	2,527	1,461	1,263	2,139	1,706	1,810	2,226	1,346	1,390 av
	Distance hauled	meters	2,220	2,848	3,447	3,811	4,060	3,947	3,583	5,637	6,220	4,852	5,410	5,411	7,735	7,188	8,270	8,333	9,333	5,089 av
Heap Leach	amount stockpiled	t x 1000	1,308	3,143																4,450
	iodine grade	ppm	661	499																547
	global iodine recovery	%	52%	52%																52%
	iodine produced	tonnes	451	819																1,270
Agitation Leach	amount processed	t x 1000		914	3,100	3,408	3,712	3,767	4,437	5,334	3,416	4,878	3,686	3,551	4,611	4,056	4,024	4,100	3,451	60,446
	iodine produced	t x 1000		365	1,491	1,577	1,556	1,502	1,534	1,544	1,502	1,532	1,490	1,491	1,548	1,513	1,537	1,528	1,365	23,076
	Planned Iodine Production	tonnes	451	1,184	1,491	1,677	1,656	1,602	1,634	1,644	1,582	1,632	1,490	1,491	1,848	1,813	1,837	1,828	1,366	24,347
	First Half 2006 Iodine Sales		431																	
			882																	
	sulphate produced	t x 1000			211	446	459	388	334	342	373	458	356	363	608	386	505	515	433	6,179
	nitrate produced	t x 1000			45	110	121	122	140	179	131	157	145	135	161	130	129	132	111	1,949

Figure 17-21 Mining Schedule


Year Mined
(2006)
(2007)
(2008)
(2009)
(2010)
(2011)
(2012)
(2013)
(2014)
(2015)
(2016)
(2017)
(2018)
(2019)
(2020)
(2021)
(2022)
AGUAS BLANCAS
Mining Schedule
7334000 N
7332000 N
7330000 N
7328000 N
7326000 N
7324000 N
7322000 N
410000 E
412000 E
414000 E
416000 E
420000 E

18 OTHER RELEVANT DATA AND INFORMATION

18.1 Geotechnical Studies

There are no geotechnical studies available concerning the mining operations at Atacama. Owing to the very shallow cuts which are made in order to extract the calcihe, typically 2-3m, no geotechnical problems are anticipated.

18.2 Hydrogeology

Water Management Consultants (Chile) Limitada (WMCCL) were requested to review the existing hydrogeological data, manage and supervise a drilling program and assess the groundwater resources in the Aguas Blancas area. The existing available data included studies performed by CORFO between 1971 and 1972, as well as subsequent studies performed by Hernan Valenzuela N.

The project is located in one of the driest deserts in the world, with average annual rainfall below 10 mm per year and very high evaporation rates. The potential for groundwater recharge from precipitation is, therefore, very low, but recharge takes place due to deep percolation of groundwater from higher altitudes.

CORFO suggested that only about 20% of precipitation actually infiltrates the aquifer, and Hernán Valenzuela proposed a recharge value of 350 l/s. WMCCL estimated an effective recharge of the order of 150 l/s. The preliminary estimate of the total volume of groundwater available from the storage in the area of interest is, therefore, of the order of some 595,000,000 m3.

Based on a mine life of 20 years at an estimated consumption rate of 120 l/s, the volume of water required for the overall mine operation is of the order of 75,000,000 m3. Bateman/Parsons (1998) concluded that sufficient supply is available from both the throughflow and storage components.

18.3 Environmental Studies

In 1997, Atacama prepared and presented an Environmental Impact Study for the Aguas Blancas project to the Regional Commission of the Environment (COREMA), which issued the Exempt Resolution Nr. 012 of August 7, 1997 in favour of Atacama (PAH, 1997b).

The main points of Atacama's EIA study are summarized below (excerpts from Bateman/Parsons, 1998):

• The area lacks the basic conditions for the existence of wildlife. The existing vegetation is associated with a few wells and almost all of it has been planted. Some animals were observed, all of them associated with the wells.
• There are no surface watercourses. The hydrologic potential of the Aguas Blancas sector lies basically on the exploitation of groundwater resources. Existing water rights for the area amount to a total 130 l/s. Background data indicate that the sector's water recharging rate ranges between 17 l/s and 180 l/s.
• Air quality in the project service area, expressed in terms of particulate matter and sulfur dioxide (S02) concentration levels, is considered as good. Concentration levels of both parameters lie under the regulated limits.
• The ruins of eight former nitrate works rest in the outskirts of the facilities. None of the former works has been saved from looters and all wooden remains have been removed. A pre-Hispanic geoglyph was identified close to the former San Martin nitrate oficina, 8 km away from the plant.
• Main adverse effects on the environment could show in the groundwater resource, in

which case the alternative is the recharging theory, and on road infrastructure and vehicle traffic, in which case the transportation alternative would be truck haulage.
• Less important, due to its distance from inhabited places, are the impacts on air quality and noise levels.
• No impacts are foreseen on the biological components or the cultural sites. As to the latter, the project should prepare an Environmental Management Plan to protect them.
• The Aguas Blancas project benefits the socio-economic component, especially in the region's employment and income levels. Indeed, 275 new jobs would be generated, implying an economic input of at least US$3 M/year. Regional labour will be preferred to strengthen these effects.
• Each impact identified for the Aguas Blancas project is associated with remedial measures that ensure the fulfillment of the environmental legislation in force. Similarly, the project considers a number of actions intended to prevent and control environmental risks.
• The project considers an air, groundwater and noise component monitoring program. PM10 concentration levels in air, piezometric levels and water quality will be measured, and sound pressure levels will be recorded. Reports with the monitoring data shall be forwarded to Region II's COREMA.

Atacama has prepared a reclamation plan, to be put in place at the end of the operation, and consisting of the following steps (excerpts from Bateman/Parsons, 1998):

• Buildings and structures above grade will be removed from the area. Concrete slabs and foundations at and below grade throughout the plant site area will be covered with 0.5 m of adjacent borrow waste.
• Earth piles of mine waste will be left untouched. Mine roads will be left untouched.
• The tailings pond and pile, the ponds, both lined and unlined, will be left untouched with the contained residue in place. Covers will be removed and commercially disposed.
• Water wells will be capped. Pumps and connecting pipe spools will be removed. Concrete foundations and surface pipelines will be buried in place with 0.5 m adjacent borrow fill or removed, at the company's choice.
• Electrical distribution system will be taken down, the poles and copper cable removed from the site and commercially disposed.
• Trash landfills will be smoothed and buried with 0.5 m of adjacent borrow fill.
• Access roads will be untouched. In-plant roads will also be left untouched.

Atacama submitted an application for an amendment (DIA) to their existing environmental permit (EIA) to the Chilean Authorities (CONAMA) on October 12th, 2006. The main items in this application are:

• An increase in iodine production from 1,000 tonnes per year to 1,500 tonnes per year.
• Sulphate production from 150,000 tonnes per year to 300,000 tonnes per year.
• Nitrate production from 70,000 tonnes per year to 115,000 tonnes per year.
• Use of water from 70 litres per second to 134 litres per second.
• Expansion of pond area from 1.24 million square metres to 2.74 million square metres.
• The use of electrical generator equipment using #5 fuel oil.

No towns or populated areas fall within the boundaries of the Property, and in general the local communities in northern Chile have a favourable attitude towards mining. Adam Wheeler is not aware of any existing environmental liabilities on the Property. However, Adam Wheeler did not audit or conduct a detailed environmental review of the Property as part of this report.

19 REQUIREMENTS FOR TECHNICAL REPORTS ON PRODUCTION AND DEVELOPMENT PROPERTIES

19.1 Mining Operations

Up to the end of 2005, the caliche material was broken up by drill and blasting operations. However, since February 2006 the caliche has been broken up by a continuous miner. The principal difference is in the size of the product, with the continuous miner mostly producing less than 6 inch material. The current mining plan is to use the continuous miner for all virgin-type caliche material.

For a new virgin mining block, stripping of the loose chusca material (approximately 0.5m thick) is first carried out using a bulldozer, and accumulated at the sides of the block. The continuous miner then breaks up the caliche material down to a depth of approximately 0.5m. This -6 inch material is then mucked out using CAT980 front end loaders (5.4 m^3 buckets) into 22 m^3 trucks – approximately 35t. These takes the material to the leach pads, and in the future will take the material straight to the agitation leach plant. The continuous miner then makes another cut down into the caliche and the process is repeated. The total number of cuts required in any block obviously depends on the local thickness of the caliche. As the base of the caliche is approached, certain areas of the mining block may be excluded from the last cut.

19.2 Plant Operation

Up to the present time the majority of the broken caliche ore is still being treated by heap leaching. However, the company intends to treat all mineral by agitated leach. The full process includes crushing/screening and dissolving salts more efficiently in a counter current decantation and agitation leach circuit. A pilot scale plant (design capacity 20 tonnes per hour, although in practice less) has been operating since March 2006 at iodine leach recoveries averaging 92%. The pilot plant has demonstrated that the counter current decantation and agitation leach circuit works well.

Atacama also intends to process both potassium nitrate and sodium sulphate, as described in Section 16. Because of the need for lead time in the build-up of salts in the evaporation ponds, 9 new evaporation ponds have been built and recently commissioned.

19.3 Economic Aspects

19.3.1 Markets

The sales price of iodine goes up and down according to the market situation. At the moment the market is good and the prices are higher than for a long time. The forecast used in the current study is slightly lower than the current market price, but there are good signs for the future, especially as iodine is now being used in plasma screen televisions.

19.3.2 Contracts

The mining contract 2006-2013, appears to be working well. The authors are not aware of any other major long term contracts affecting the operation.

19.3.3 Taxes

The authors are not aware of any changes in corporate taxation that may arise. The current taxation rules have been used in the current study.

19.3.4 Capital and Operating Cost Estimates

The current estimate of average operating costs, over the planned depletion of reserves, is shown in Table 19-1.

Table 19-1. Operating Costs' Estimate

	2006	2007	2008	2009	2010	2011	2012
Total Operating Costs ($ Millions)	$12.9	$16.9	$27.7	$39.9	$40.4	$46.0	$47.2

These costs include mining operations and processing for the production of iodine, potassium nitrate as well as sodium sulphate. The operating costs are influenced by many factors that are related to capital investment, and will evolve as the company makes its investment decisions. Another important factor is the cost of fuel. These estimates are based on the January-June 2006 operating period, when fuel costs were very high.

The current capital cost estimate, over the planned depletion of reserves, is shown in Table 19-2 .

Table 19-2. Capital Costs' Estimate

	2006	2007	2008	2009	2010	2011	2012
Total Capital Expenditure ($ Millions)	6.61	56.48	28.70	5.64	11.99	0.64	0.64

This includes the construction of the agitated leach plant, the construction of the nitrate and sulphate plants, additional power requirements and solar evaporation ponds. The estimate also includes on-going capital, such as water well requirements and exploration drilling. Atacama is working together with an engineering company to further refine and improve the capital cost estimates. This involves several trade-off studies, such as whether to generate power from leased diesel generators or connect to the grid. Many of these studies affect the capital and operating cost forecasts. The estimates in this report represent the latest plans at the end of June 2006.

19.3.5 Economic Analysis

The cashflow forecast stemming from the current mining plan is summarised below in Table 19-3. This cashflow stems from mineral reserves only.

This cash flow assumes that the company will invest in plant and equipment to recover nitrate and sulphates. However, the reserve estimates are still profitable on the basis of processing and selling iodine alone, and so are not affected should the company decide not to make, or delay, these investments. The reserve estimates, from an economic standpoint, are based on calculations assuming the full scale agitation leach plant goes ahead, and as approved at a recent Atacama board meeting.

Table 19-3 Cashflow Forecast

		2006	2007	2008	2009	2010	2011	2012
Revenues	iodine	$19.4	$26.1	$32.8	$34.7	$34.2	$33.0	$33.8
$ millions	sulphate			$8.0	$12.0	$12.0	$24.0	$24.0
	nitrate			$10.5	$24.5	$24.5	$24.5	$24.5
	Total	**$19.4**	**$26.1**	**$51.3**	**$71.2**	**$70.7**	**$81.5**	**$82.3**
Cash Flow before taxes and financing	$ millions	**-$1.4**	**-$48.6**	**-$6.3**	**$24.0**	**$16.6**	**$32.7**	**$32.3**

N.B. based on mineral reserves only

A preliminary cashflow forecast, which includes the potential contribution of additional inferred resources, is shown in Table 19-4. This forecast is preliminary in nature, in that it includes inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorised as mineral reserves, and there is no certainty that the preliminary assessments will be realised.

As the schedule is built up with a progression from the mining of the reserves and then onto to the additional inferred resources, the initial seven years of production, up to the end of 2012, are not dependent on inferred resources in any way.

All of the inferred resources included in this assessment have been evaluated with exploration drillholes, or trench data, with a maximum spacing of 200m x 200m. The same mining factors have been applied to them as were applied to the mineral reserves. Additional haulage costs to allow for the extra distances involved were also taken into account.

These results reinforce the potential of additional reserves in the areas which are currently demarcated as inferred resources, and which therefore justify continued exploration and in-fill drilling.

Table 19-4 Preliminary Cashflow Forecast, With Additional Inferred Contribution

		[redacted] RESERVES [redacted]							INFERRED RESOURCES										
		2006	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016	2017	2018	2019	2020	2021	2022
Revenues	iodine	$19.4	$26.1	$32.8	$34.7	$34.2	$33.0	$33.8	$34.0	$33.0	$33.7	$32.8	$32.8	$34.0	$33.3	$33.8	$33.6	$30.0
$ millions	sulphate	$0.0	$0.0	$8.0	$12.0	$12.0	$24.0	$24.0	$24.0	$24.0	$24.0	$24.0	$24.0	$24.0	$24.0	$24.0	$24.0	$24.0
	nitrate	$0.0	$0.0	$10.5	$24.5	$24.5	$24.5	$24.5	$24.5	$24.5	$24.5	$24.5	$24.5	$24.5	$24.5	$24.5	$24.5	$24.5
	Total	$19.4	$26.1	$51.3	$71.2	$70.7	$81.5	$82.3	$82.5	$81.5	$82.2	$81.3	$81.3	$82.5	$81.8	$82.3	$82.1	$78.5
Cash Flow before taxes and financing	$ millions	-$1.4	-$48.6	-$6.3	$24.0	$16.6	$32.7	$32.3	$29.6	$33.0	$30.6	$32.1	$32.8	$30.6	$31.1	$31.5	$30.7	$29.7

20 CONCLUSIONS AND RECOMMENDATIONS

The evaluation work was carried out and prepared in compliance with NI43-101, as well as according to the guidelines of the Council of the Canadian Institute of Mining, Metallurgy and Petroleum.

The updated resource estimations of all modelled zones are shown below in Table 20-1 and Table 20-2, incorporating all of the available drillhole data and revised density measurements, for a cut-off grade of 200ppm I_2. No mining factors, such as dilution or mining recovery have been applied to these resource figures, but they are based on minimum thickness of 0.5m.

Table 20-1 Measured and Indicated Mineral Resource Estimate
At 30th June, 2006

	Tonnes t x 1000	I_2 ppm	NO_3 %	SO_4 %
Measured	3,898	613	1.92	28.2
Indicated	23,635	532	3.40	17.4
Total	**27,533**	**543**	**3.19**	**18.9**

N.B. Mineral resources evaluated using a block cut-off of 200ppm I_2. Measured and indicated resources shown are inclusive of reserves.

Table 20-2 Inferred Mineral Resource Estimate
At 30th June, 2006

	Tonnes t x 1000	I_2 ppm	NO_3 %	SO_4 %
Inferred	**51,636**	**451**	**1.94**	**9.0**

Reconciliation data was collected for the first 6 months of 2006, in particular for the mining blocks which have been extracted by the continuous miner. This enabled updated mining factors to be calculated, specific to the continuous miner operation. These factors were applied in subsequent reserve calculations. The resultant reserve estimate is shown below in Table 20-3. These reserves are only contained in the Virgin and Repasos areas. The reserves were derived by blocking out those areas of measured and indicated resources, which can make a profit, based on combined I_2, NO_3 and SO_4 benefits.

Table 20-3 Mineral Reserves Estimate
At 30th June, 2006

Category	Tonnes t x 1000	I_2 ppm	NO_3 %	SO_4 %
Proven	3,566	589	1.98	27.8
Probable	21,078	511	3.29	17.1
TOTAL	**24,644**	**522**	**3.10**	**18.6**

N.B. In determining mining reserves, block values were calculated based on prices of $22,000/t for iodine, $80/t for sodium sulphate and $350/t for potassium nitrate.

The revised density values stemming from the recent measurements have effectively reduced the evaluated resources, by approximately 11% for virgin material, and will also have had a direct effect on the mining factors derived for the reserve estimates.

For these reserves, a mining schedule and corresponding economic cashflow was developed. A preliminary economic assessment was also developed which includes inferred resources.

The following recommendations have been made:

1. On-going density measurements. Any new areas which will be drilled off for conversion into reserves should have at least one set of density measurements. The method being used is suitable, but additional details should also be provided for the volumetric measurements, to confirm the sand compression. New density measurements should also be taken for the Repasos areas.

2. For the Repasos area, efforts should be continued to obtain better method of sampling, so that samples can be taken more quickly through the reworked material, than the current calicatas method. Sonic and Becker drills are used in some cases to take samples through unconsolidated materials. However, these may be difficult to use in the Repasos area because of the large lumps of solid caliche that occur in them. The mine manager has some experience of drilling in similar reworked material on other similar properties, and is working to organise a suitable method at Aguas Blancas. If holes could be drilled through the reworked material, it also offers the possibility of further drilling into the virgin caliche material which is often still present underneath, and is not being evaluated at the current time.

3. Focussing of exploration drilling in those inferred parts of the Virgin area, so that these high grade areas may be evaluated and converted into reserves as quickly as possible. One such location is a large triangular shaped area not far to the south of the current mining in Sector 1, which has a relatively low drilling density and so currently is inferred.

4. Subsequently to the issuing of this report, new topographic surveys have been carried out using Lidar (Light detecting and ranging) specifically over the Repasos areas, which will allow a more precise calculation of the Repasos volumes in the future. It is therefore recommended that this survey data is incorporated into the next update of the mineral resources and reserves.

5. A number of steps are already taken in Atacama's on-site laboratory procedures, which are important elements in terms of quality assurance. However, it is recommended that in the future these procedures are structured, and augmented, so that they are more compatible with internationally accepted quality assurance (QA/QC) programs.

21 REFERENCES

AMEC (2005) Technical Report on the Aguas Blancas Project, Province of Antofagasta, Chile. Project No. 2072.

PAH (1999) Aguas Blancas Project, Chile, Geologic Modelling and Mine Scheduling, Aguas Blancas Project, Antofagasta, Chile (Update). PAH Project no. 9167.05b.

Wheeler and Dowdell (Feb, 2006) Aguas Blancas Resource and Reserve Estimation.

22 QUALIFIED PERSONS CERTIFICATES

CERTIFICATE OF AUTHOR

Adam Wheeler,
Mining Consultant,
Cambrose Farm,
Redruth,
Cornwall, TR16 4HT,
England.
Tel/Fax: (44) 1209-890733
E-mail: adamwheeler@btinternet.com

As the author of this report on the Aguas Blancas Property, I, A. Wheeler do hereby certify that:

1. I am an independent mining consultant, based at:
   Cambrose Farm,
   Redruth,
   Cornwall, TR16 4HT,
   England.

2. I hold the following academic qualifications:

B.Sc. (Mining)	Camborne School of Mines 1981
M.Sc. (Mining Engineering)	Queens's University (Canada) 1982

3. I am a registered Chartered Engineer (C. Eng and Eur. Ing) with the Engineering Council (UK). Reg. no. 371572.

4. I am a member in good standing of the Institute of Mining, Metallurgy and Materials (Member)

5. I have worked as a mining engineer in the minerals industry for over 24 years. I have experience with a wide variety of mineral deposits and reserve estimation techniques.

6. I am familiar with NI 43-101 and, by reason of education, experience and professional registration and I fulfil the requirements of a Qualified Person as defined in NI 43-101. My work experience includes 5 years as a mining engineer in an underground gold mine, 7 years as a mining engineer in the development and application of mining and geological software, and 12 years as an independent mining consultant, involved with evaluation and planning projects for both open pit and underground mines.

7. I am responsible for the preparation of the technical report titled "Technical Report on the Aguas Blancas Property, Chile" and dated August, 2006, relating to the Aguas Blancas Property. I visited the Aguas Blancas Site from November 22nd-25th, 2005 and from July 25th-27th, 2006.

8. I am not aware of any material fact, or change in reported information, in connection with the subject property, not reported or considered by me, the omission of which makes this report misleading.

9. I am independent of the parties involved in the transaction for which this report is required, other than providing consulting services.

10. I consent to the filing of the report with any Canadian stock exchange or securities regulatory authority, and any publication by them of the report.

Dated this 10th of December, 2006

A. Wheeler, C.Eng.

CERTIFICATE OF AUTHOR

Robert S Dowdell
Mining Consultant, School House, Carrallack Lane, St Just, Cornwall, TR19 7LZ, England.
Tel/Fax: (44) 1736 788 997
E-mail: bob@dowdell.co.uk

As an assistant to Adam Wheeler, who wrote the report on the Aguas Blancas Property, I, Bob Dowdell do hereby certify that:

11. I am an independent mining consultant, based at:

    School House, Carrallack Lane, St Just, Cornwall, TR19 7LZ, England.

12. I hold the following academic qualifications:

B.Sc. (Mining Engineering)	University of Newcastle upon Tyne 1965
Ph.D. (Rock Mechanics)	University of Newcastle upon Tyne 1968

13. I am a registered Chartered Engineer (C.Eng and Eur.Ing) with the Engineering Council (UK). Reg. no. 159780.

14. I am a member in good standing of the Institute of Materials, Minerals and Mining; and the Canadian Institute of Mining, Metallurgy and Petroleum.

15. I have worked as a mining engineer in the minerals industry for over 37 years. I have experience with a wide variety of mineral deposits and evaluation techniques.

16. I am familiar with NI 43-101 and, by reason of education, experience and professional registration and I fulfill the requirements of a Qualified Person as defined in NI 43-101. My work experience includes 19 years as a mining engineer at various mines in Canada and overseas with Cominco Ltd, 1 year with an international consulting firm, 2 years with Geevor tin mines, and 15 years as an independent mining consultant, involved with evaluation and planning for both open pit and underground mines. See www.dowdell.co.uk for details.

17. I am responsible for assisting in the preparation of the technical report titled "Technical Report on the Aguas Blancas Property, Chile" dated August, 2006, relating to the Aguas Blancas Property. I visited the Aguas Blancas Site from November 22nd-25th 2005, July 25th-27th 2006, as well as on the 7th November, 2006.

18. I am not aware of any material fact, or change in reported information, in connection with the subject property, not reported or considered by me, the omission of which makes this report misleading.

19. I am independent of the parties involved in the transaction for which this report is required, other than providing consulting services.

20. I consent to the filing of the report with any Canadian stock exchange or securities regulatory authority, and any publication by them of the report.

Dated this 10th of December, 2006

Dr R S Dowdell, C.Eng.

APPENDIX A

MAPS



AMAX
AMEC
ATACAMA
ATACAMA - Maria Teresa
SQM
ATACAMA - Santiago
TRENCH
ATACAMA - Yungay
ATACAMA - Petronilla
ATACAMA - San Gregorio
ATACAMA - Virgen Short Term Planning
N
7334000 N
7332000 N
7330000 N
7328000 N
7326000 N
7324000 N
7322000 N
7320000 N
408000 E
410000 E
412000 E
414000 E
416000 E
418000 E
420000 E
AGUAS BLANCAS
0
1000
2000
3000
4000
5000
Sample Data
Scale 1:75000.0
Date: 22/12/06
Time: 11:57



N
7332000 N
7330000 N
7328000 N
7326000 N
7324000 N
7322000 N
7320000 N
410000 E
412000 E
414000 E
416000 E
418000 E
420000 E
422000 E
ZONE
VIRGIN
REPASOS
SANTIAGO
PETRONILLA
YUNGAY
MARIA TERESA
SAN GREGORIO
AGUAS BLANCAS
1:75000
0
1000
2000
3000
4000
5000
Available Resources By Zone
Scale 1:75000.0
Date: 22/12/06
Time: 12:01


Thickness
[0.00 , 0.50]
[0.50 , 1.00]
[1.00 , 1.50]
[1.50 , 2.00]
[2,CEILING]
AGUAS BLANCAS
0 1000 2000 3000 4000 5000
Available Undiluted Model - Main Caliche Thickness
Scale 1:75000.0
Date: 22/12/06
Time: 12:04
N
7332000 N
7330000 N
7328000 N
7326000 N
7324000 N
7322000 N
7320000 N
410000 E
412000 E
414000 E
416000 E
418000 E
420000 E
422000 E

APPENDIX B

GEOSTATISTICAL PLOTS


DATAMINE
SECTOR_S1_SAMPLES_I2
Proportion
0.001
0.01
0.1
0.2
0.5
0.8
0.9
0.99
0.999
10
100
1000
10000
I2


DATAMINE
SECTOR_S1_COMPOSITES_I2
ORE
1.00
2.00
Proportion
0.001
0.01
0.1
0.2
0.5
0.8
0.9
0.99
0.999
10
100
1000
10000
I2


DATAMINE
SECTOR_S1_COMPOSITES_ACCUM
ORE
1.00
2.00
Proportion
0.001
0.01
0.1
0.2
0.5
0.8
0.9
0.99
0.999
10
100
1000
10000
ACCUM


DATAMINE
VIRGEN_COMPOSITES_ACCUM
ZONE
1.00
2.00
3.00
5.00
Proportion
0.001
0.01
0.1
0.2
0.5
0.8
0.9
0.99
0.999
10
100
1000
10000
ACCUM


DATAMINE
VIRGEN_COMPOSITES_12
ZONE
1.00
2.00
3 00
5.00
Proportion
0.001
0.01
0.1
0.2
0.5
0.8
0.9
0.99
0.999
10
100
1000
10000
12


VARIOGRAM
0.0
0.1
0.2
0.3
0.4
0
100
200
300
400
500
600
700
DISTANCE
SECTOR S1
S 3
S 2
S 1
Azi / Dip
X 135.0 / 0.0
Y 45.0 / 0.0

Variogram Grade: ACCUM

3 Structure Anisotropic Model. Nugget = 0.238

Structure	Range X	Range Y	Range Z	C Value	Sill
1	123.8	80.0	731.6	0.076	0.314
2	492.4	270.4	741.8	0.053	0.367
3	502.8	9999.0	733.6	0.053	0.419


400
200
0
-200
-400
-400
-200
0
200
400

Zone #1 I2 Accum Variogram Contours


400
200
0
-200
-400
-400
-200
0
200
400

Zone #2 I2 Accum Variogram Contours


1000
750
500
250
-0
-250
-500
-750
-1000
-1000 -750 -500 -250 -0 250 500 750 1000

Zone #3 I2 Accum Variogram Contours


600
400
200
-0
-200
-400
-600
-600 -400 -200 -0 200 400 600

Zone #4 I2 Accum Variogram Contours


600
400
200
-0
-200
-400
-600
-600
-400
-200
-0
200
400
600

Zone #5 I2 Accum Variogram Contours

REPASOS


DATAMINE
REPASOS_CALICATAS_SAMPLES_12
Proportion
0.001
0.01
0.1
0.2
0.5
0.8
0.9
0.99
0.999
10
100
1000
10000
12


DATAMINE
REPASOS_SAMPLES_12
AZONE
CALICATAS
OLD TRENCHES
Proportion
0.001
0.01
0.1
0.2
0.5
0.8
0.9
0.99
0.999
10
100
1000
10000
12


DATAMINE
REPASOS_COMPOSITES_I2
AZONE
CALICATAS
OLD TRENCHES
Proportion
0.001
0.01
0.10
0.2
0.5
0.80
0.9
0.99
0.999
10
100
1000
10000
I2


DATAMINE
REPASOS_COMPOSITES_ACCUM
AZONE
CALICATAS
OLD TRENCHES
Proportion
0.001
0.01
0.10
0.2
0.5
0.80
0.9
0.99
0.999
10
100
1000
10000
ACCUM


REPASOS - 12
VARIOGRAM
0.0
0.1
0.2
0.3
D
S 1
S 2
Azi / Dip
Directionless
0
100
200
300
400
500
600
700
800
900
1000
DISTANCE

Variogram Grade: 12

2 Structure	Isotropic Model.		Nugget - 0.077
Structure	Range	C Value	Sill
1	152.1	0.101	0.178
2	486.8	0.124	0.302


DATAMINE
SAN_GREGORIO_SAMPLES_I2
Proportion
0.001 0.01 0.1 0.2 0.5 0.8 0.9 0.99 0.999
1 10 100 1000 10000
I2


DATAMINE
SAN_GREGORIO_COMPOSITES_ACCUM
ORE
1.00
2.00
3.00
Proportion
0.001 0.01 0.1 0.2 0.5 0.8 0.9 0.99 0.999
1 10 100 1000 10000
ACCUM


DATAMINE
SAN_GREGORIO_COMPOSITES_12
ORE
1.00
2.00
3.00
Proportion
0.001
0.01
0.1
0.2
0.5
0.8
0.9
0.99
0.999
1
10
100
1000
10000
12


SAN GREGORIO 12
VARIOGRAM
DISTANCE
0.0
0.1
0.2
0.3
0.4
0
250
500
750
1000
1250
1500
D
S 1
S 2
Azi / Dip
Directionless

Variogram Grade: ACCUM

2 Structure Isotropic Model. Nugget - 0.269

Structure	Range	C Value	Sill
1	519.6	0.070	0.339
2	1275.5	0.060	0.399


NO3 - VIRGIN
VARIOGRAM
DISTANCE
ZONE
Azi / Dip
D
Directionless
S1
0.0
0.1
0.2
0.3
0.4
0
100
200
300
400
500
600

Variogram Grade: NO3

1 Structure	Isotropic Model.		Nugget -	0.271
Structure	Range	C Value	Sill	
1	170.0	0.148	0.419	


VARIOGRAM
0.00
0.05
0.10
0
100
200
300
400
500
600
DISTANCE
D
D
ZONE 1 SO4
S 2
S 1
Azi / Dip
D Directionless

Variogram Grade: SO4

2 Structure Isotropic Model.			Nugget –	0.0597
Structure	Range	C Value	Sill	
1	155.9	0.0006	0.0603	
2	151.0	0.0396	0.0999	


VARIOGRAM
0.000
0.025
0.050
0.075
0.100
0
100
200
300
400
500
600
DISTANCE
D
D
SO4 VIRGIN
S 2
S 1
ZONE
Azi / Dip
Directionless

Variogram Grade: SO4 ZONE : ********

2 Structure Isotropic Model.			Nugget –	0.062
Structure	Range	C Value	Sill	
1	127.2	0.021	0.083	
2	491.9	0.032	0.115	

APPENDIX C

PHOTOGRAPHS



Photo 1 – Density Measurement - Excavation of Test Pit Inside Template



Photo 2 – Density Measurement - Collection of Caliche Samples



Photo 3 – Density Measurement - Completed Test Pit



Photo 4 – Density Measurement - Sand Filling For Volume Determination



Photo 5 – Density Measurement - Buckets and Sand Fill For Volume



Photo 6 – Density Measurement - Completed Test Pit Filled With Sand



Photo 7 – Crushing and Screening Plant for Feed to Agitation Leach Pilot Plant



Photo 8 – Agitation Leach Pilot Plant



Photo 9 –Calicatas Trench Sample Excavation in Repasos



Photo 9 –Sample Piles from Calicatas in Repasos



Photo 10 –Continuous Miner – Showing Cutting Head



Photo 11 –Continuous Miner in Operation



Photo 12 –Broken Caliche After Cutting by Continuous Miner



Photo 13 –On-Site Laboratory – Titration for Iodine Analysis



Photo 14 –On-Site Laboratory – ICP Equipment for Sulphates' Analysis



Photo 15 –On-Site Laboratory – Molecular Absorption Equipment for Nitrates' Analysis

APPENDIX D

CONCESSION DETAILS

Number	Areas Hectares	Type	Status	Comments
1	**8,099**	Exploitation	Granted	Estacas Salitreras
2	**10,709**	Exploitation	Granted	Granted more than 4 years ago
4	**7,723**	Exploitation	Granted	Granted less than 4 years ago
5	**3,848**	Exploitation	Pending	Surveyed but not yet granted
6	**14,812**	Exploitation	Pending	Not yet granted, with survey requested
7	**1,167**	Exploitation	Pending	In process of being granted, that comes from a prior exploration concession (Art 44 No.5)
8	**6,800**	Exploration	Granted	Expires 12 May 2007
Total	**53,158**			

1. Exploitation Granted Estacas Salitreras

No.	SECTOR ESTACAMENTO	ESTACA NUMERO
1	EUGENIA	6 - V - 76
2	EUGENIA	82 - V - 76
3	EUGENIA	277 - V - 73
4	PETRONILA	269 - V - 78
5	PETRONILA	270 - V - 78
6	PETRONILA	271 - V - 78
7	PETRONILA	272 - V - 78
8	PETRONILA	273 - V - 78
9	PETRONILA	275 - V - 78
10	CENTRAL	64 - V - 77
11	CENTRAL	68 - V - 77
12	CENTRAL	69 - V - 77
13	CENTRAL	67 - V - 77
14	SAN RAFAEL	207 - F - 73
15	SAN RAFAEL	229 - F - 79
16	SAN RAFAEL	233 - F - 79
17	SAN RAFAEL	234 - F - 79
18	SAN RAFAEL	145 - V - 79
19	SAN RAFAEL	146 - V - 79
20	SAN RAFAEL	147 - V - 79
21	SAN RAFAEL	148 - V - 79
22	SAN RAFAEL	149 - V - 79
23	SANTIAGO	61 - F - 78
24	SANTIAGO	62 - F - 78
25	SANTIAGO	63 - F - 78
26	SANTIAGO	64 - F - 78
27	SANTIAGO	142 - F - 79
28	SANTIAGO	258 - F - 79
29	SANTIAGO	267 - F - 79
30	BONASORT	124 - V - 76
31	BONASORT	75 - F - 78
32	BONASORT	163 - F - 79
33	BONASORT	164 - F - 79
34	BONASORT	244 - V - 78
35	MARIA TERESA	208 - F - 73
36	MARIA TERESA	142 - V - 79
37	MARIA TERESA	143 - V - 79
38	MARIA TERESA	144 - V - 79
39	MARIA TERESA	230 - F - 79
40	MARIA TERESA	231 - F - 79
41	MARIA TERESA	232 - F - 79
42	MARIA TERESA	47 - F - 80
43	MARIA TERESA	48 - F - 80
44	MARIA TERESA	688 - V - 80
45	MARIA TERESA	689 - V - 80
46	RENACIMIENTO	393 - V - 80
47	RENACIMIENTO	394 - V - 80
48	RENACIMIENTO	395 - V - 80
49	RENACIMIENTO	396 - V - 80
50	RENACIMIENTO	397 - V - 80
51	RENACIMIENTO	398 - V - 80
52	RENACIMIENTO	399 - V - 80
53	RENACIMIENTO	400 - V - 80
54	RENACIMIENTO	401 - V - 80
55	RENACIMIENTO	402 - V - 80
56	RENACIMIENTO	403 - V - 80
57	RENACIMIENTO	404 - V - 80
58	RENACIMIENTO	405 - V - 80
59	RENACIMIENTO	398 - V - 80

2. Exploitation Granted Granted more than 4 years ago

No.	CONCESIONES DE EXPLOTACION CONSTITUIDAS	
1	ANDREA I	1 AL 20
2	ANDREA II	1 AL 15
3	ANDREA V	1 AL 15
4	ANDREA VI	1 AL 10
5	ANDREA VIII	1 AL 15
6	ANDREA IX	1 AL 20
7	ANDREA X	1 AL 10
8	ANDREA XI	1 AL 15
9	ANDREA XII	1 AL 20
10	ANDREA XIV	1 AL 15
11	ANDREA XV	1 AL 20
12	ANDREA XVI	1 AL 20
13	ANDREA XVII	1 AL 14
14	ANDREA XVIII	1 AL 6
15	IGNACIA I	1 AL 15
16	IGNACIA II	1 AL 20
17	IGNACIA III	1 AL 25
18	IGNACIA IV	1 AL 20
19	IGNACIA V	1 AL 10
20	IGNACIA VI	1 AL 15
21	IGNACIA VII	1 AL 19
22	IGNACIA VIII	1 AL 10
23	IGNACIA IX	1 AL 10
24	IGNACIA X	1 AL 20
25	IGNACIA XI	1 AL 20
26	SANDRA I	1 AL 10
27	SANDRA II	1 AL 10
28	SANDRA III	1 AL 10
29	SANDRA IV	1 AL 10
30	ANGELES I	1 AL 29
31	ANGELES II	1 AL 40
32	ANGELES III	1 AL 60
33	ANGELES IV	1 AL 20
34	ANGELES V	1 AL 60
35	TERESA II	1 AL 30
36	TERESA III	1 AL 30
37	TERESA IV	1 AL 5
38	TERESA IV	1 AL 10
39	YOLY II	1 AL 40
40	YOLY III	1 AL 20
41	YOLY IV	1 AL 29
42	YOLY V	1 AL 30
43	YOLY VI	1 AL 30
44	YOLY VII	1 AL 30
45	YOLY VIII	1 AL 30
46	CRISTINA I	1 AL 12

4. Exploitation Granted Granted less than 4 years ago

No.	CONCESIONES DE EXPLOTACION CONSTITUIDAS
1	Miriam 1 del 1 al 60
2	Miriam 2 del 1 al 60
3	Miriam 3 del 1 al 60
4	Miriam 4 del 1 al 60
5	Miriam 5 del 1 al 60
6	Miriam 6 del 1 al 40
7	Miriam 7 del 1 al 60
8	Miriam 8 del 1 al 40
9	Miriam 9 del 1 al 40
10	Miriam 10 del 1 al 60
11	Miriam 11 del 1 al 60
12	Miriam 12 del 1 al 60
13	Miriam 13 del 1 al 40
14	Miriam 14 del 1 al 40
15	Miriam 15 del 1 al 40
16	Miriam G 1 al 10
17	Miriam J 1 al 10
18	Miriam M 1 al 2
19	Miriam T 1 al 10
20	Miriam G 1 al 10
21	Miriam J 1 al 20
22	Miriam K 1 al 20
23	Miriam T 1 al 10
24	Repampa II 1 al 300
25	Repampa IV 1 al 300
26	Repampa V 1 al 200
27	Repampa VI 1 al 30
28	Repampa VII 1 al 30
29	Repampa VIII 1 al 30
30	Repampa IX 1 al 30
31	Repampa C 1 al 100
32	Repampa D 1 al 100
33	Repampa F 1 al 20
34	Repampa G 1 al 40
35	Repampa H 1 al 20
36	Ester Uno 1 al 20
37	Costa 3 1 al 24
38	Paz 1 1 al 20
39	San Rafael 1 1 al 30
40	Cancri 1 1 al 20
41	Cancri 2 1 al 30
42	Livia 1 1 al 10
43	Livia 2 1 al 20
44	Livia 3 1 al 20
45	Livia 4 1 al 20

5. Exploitation Pending Surveyed but not yet granted

No.	CONCESIONES MENSURADAS PROCESO FINAL
1	Livia 6 1 al 10
2	Livia 7 1 al 30
3	Livia 9 1 al 40
4	Livia 18 1 al 30
5	Livia 19 1 al 30
6	Livia 26 1 al 30
7	Livia 29 1 al 10
8	Livia 41 1 al 20
9	Livia 43 1 al 20
10	Livia 46 1 al 30
11	Livia 47 1 al 10
12	Livia 48 1 al 20
13	Livia 49 1 al 20
14	Livia 53 1 al 20
15	Livia 55 1 al 20
16	Livia 57 1 al 20
17	Livia 59 1 al 20
18	Livia 60 1 al 20
19	Livia 132 1 al 100
20	Livia 133 1 al 50

6. Exploitation Pending Not yet granted, with survey requested

No	MANIFESTACIONES EN PROCESO			
1	Norte	1	AB	1 al 20
2	Norte	2	AB	1 al 30
3	Norte	3	AB	1 al 15
4	Norte	4	AB	1 al 30
5	Norte	5	AB	1 al 30
6	Norte	6	AB	1 al 30
7	Norte	7	AB	1 al 30
8	Norte	8	AB	1 al 11
9	Norte	9	AB	1 al 60
10	Norte	10	AB	1 al 30
11	Norte	11	AB	1 al 30
12	Norte	12	AB	1 al 30
13	Norte	13	AB	1 al 30
14	Norte	14	AB	1 al 30
15	Norte	15	AB	1 al 11
16	Norte	16	AB	1 al 20
17	Norte	17	AB	1 al 5
18	Norte	18	AB	1 al 30
19	Norte	19	AB	1 al 30
20	Norte	20	AB	1 al 25
21	Norte	21	AB	1 al 25
22	Norte	22	AB	1 al 30
23	Norte	23	AB	1 al 30
24	Norte	24	AB	1 al 20
25	Norte	25	AB	1 al 30
26	Centro	26	AB	1 al 20
27	Centro	27	AB	1 al 18
28	Centro	28	AB	1 al 76
29	Centro	29	AB	1 al 130
30	Centro	30	AB	1 al 30
31	Centro	31	AB	1 al 30
32	Centro	32	AB	1 al 30
33	Centro	33	AB	1 al 30
34	Centro	34	AB	1 al 34
35	Centro	35	AB	1 al 56
36	Centro	38	AB	1 al 5
37	Centro	39	AB	1 al 11
38	Centro	41	AB	1 al 60
39	Centro	42	AB	1 al 4
40	Centro	43	AB	1 al 4
41	Centro	44	AB	1 al 20
42	Centro	45	AB	1 al 48
43	Centro	46 A	AB	1 al 8
44	Centro	46 B	AB	1 al 20
45	Centro	47	AB	1 al 20
46	Centro	48	AB	1 al 16
47	Centro	49	AB	1 al 10
48	Centro	50	AB	1 al 60
49	Centro	51	AB	1 al 12
50	Centro	52	AB	1 al 20
51	Centro	53	AB	1 al 10
52	Centro	54	AB	1 al 46
53	Centro	55	AB	1 al 60
54	Centro	56	AB	1 al 140
55	Centro	57	AB	1 al 40
56	Sur	58	AB	1 al 50
57	Sur	59	AB	1 al 30
58	Sur	60	AB	1 al 10
59	Sur	61	AB	1 al 5
60	Sur	62	AB	1 al 15
61	Sur	63	AB	1 al 30
62	Sur	64	AB	1 al 50
63	Sur	65	AB	1 al 30
64	Sur	66	AB	1 al 30
65	Sur	67	AB	1 al 30
66	Sur	68	AB	1 al 10
67	Sur	69	AB	1
68	Sur	70	AB	1
69	Sur	71	AB	1 al 30

7. **Exploitation Pending In process of being granted, that comes from a prior exploration concession (Art 44 No.5)**

No.	MANIFESTACIONES EN PROCESO
1	LIVIA 94A 1al 12
2	LIVIA 94B 1al 20
3	LIVIA 94C 1 al 35
4	LIVIA 101A 1 al 40
5	LIVIA 106A 1 al 20
6	LIVIA 106B 1 al 20
7	LIVIA 115A 1 al 100

8. Exploration Granted Expires 12 May 2007

No.	Concesiones de Exploración
1	Livia 85
2	Livia 86
3	Livia 101 (Prorroga)
4	Livia 106 (Prorroga)
5	Paz 1
6	Paz 2
7	Paz 3
8	Paz 4
9	Paz 5
10	Paz 6
11	Paz 7
12	Paz 8
13	Paz 9
14	Paz 10
15	Paz 11
16	Paz 12
17	Paz 13
18	Paz 14
19	Paz 15
20	Paz 16
21	Paz 17
22	Paz 18
23	Paz 19
24	Paz 20
25	Paz 21
26	Paz 22
27	Paz 23
28	Paz 24
29	Paz 25
30	Paz 26
31	Paz 27
32	Paz 28

APPENDIX E

LABORATORY CERTIFICATION

BVQI

Certification

Awarded to

ATACAMA MINERALS CHILE SCM

Casa Matriz : Aguas Blanca S/N, Camino Viejo a Escondida - Antofagasta
Sucursal : Pedro Lagos 1090, Of. 302 - Iquique
CHILE

BVQI certify that the Management System of the above organization has been assessed and found to be in accordance with the requirements of the standards detailed below

STANDARD

BS EN ISO 9001:2000

SCOPE OF SUPPLY

EXTRACCIÓN, PRODUCCIÓN Y VENTA DE IODO.

EXTRACTION, PRODUCTION AND SALES OF IODINE.

Original approval date **September 25, 2003**

Subject to the continued satisfactory operation of the organization's Management System,
this certificate is valid until **August 04, 2008**

To check this certificate validity please call (056(2)4859000)
Further clarifications regarding the scope of this certificate and the applicability of the Management System requirements may be obtained by consulting the organization

Certificate number **177293** *Date* **September 14, 2005**

Managing Office: BVQI Chile S.A.
Isidora Goyenechea 3250, Piso 7, Las Condes, Santiago Chile

For BVQI (Holding) S.A. United Kingdom - Tower Bridge Court
224-226, Tower Bridge Road, London, SE1 2TX

General Manager

Using UKAS Accreditation covered by the accreditation certificate number 008

UKAS QUALITY MANAGEMENT 008

BVQI

Certification

Awarded to

ATACAMA MINERALS CHILE SCM

Casa Matriz : Aguas Blanca S/N, Camino Viejo a Escondida - Antofagasta
Sucursal : Pedro Lagos 1090, Of. 302 - Iquique
CHILE

BVQI certify that the management System of the above organization has been assessed and found to be in accordance with the requirements of the standards detailed below.

STANDARD

EN ISO 9001:2000

SCOPE OF SUPPLY

EXTRACCIÓN, PRODUCCIÓN Y VENTA DE IODO.

EXTRACTION, PRODUCTION AND SALES OF IODINE.

Original approval date: **September 25, 2003**

Subject to the continued satisfactory operation of the organization's Management System,

this certificate is valid until **August 04, 2008**

To check this certificate validity please call [illegible]
Further clarifications regarding the scope of this certificate and the applicability of the Management System requirements may be obtained by consulting the organization

Certificate number: **177293** *Date:* **September 14, 2005**

Managing Office: BVQI Chile S.A.
[illegible], Piso 7, Las Condes, Santiago Chile

For BVQI N.A. Inc.
[illegible] Street, Jamestown, New York [illegible], US

General Manager

ANAB ACCREDITED

APPENDIX F

PROCESSING FLOWSHEET



LEACHING
CRYSTALLIZATION
TAILS DAM
PRE CONCENTRATION POND
PRODUCTION POND
PURGE POND
SALTING OUT
CLARIFICATION POND
IODINE PLANT
NEUTRALIZATION PLANT
DISSOLUTION
CONVERSION
DRYER
PURGE POND
PURGE SALTS
SKM
ATACAMA MINERALS

END